NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR WITH RESPECT TO THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF CRESCO LABS INC. TO BE HELD AT 12:00 P.M. (CENTRAL DAYLIGHT TIME) ON OCTOBER 30, 2026 DATED September 18, 2026 THE BOARD OF DIRECTORS OF CRESCO LABS INC. RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF ALL RESOLUTIONS These materials are important and require your immediate attention. They require shareholders of Cresco Labs Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisor. QUESTIONS OR REQUESTS FOR VOTING ASSISTANCE MAY BE DIRECTED TO CRESCO'S STRATEGIC SHAREHOLDER ADVISOR & PROXY SOLICITATION AGENT LAUREL HILL ADVISORY GROUP CALL OR TEXT "INFO" TOLL-FREE IN NORTH AMERICA: 1-877-452-7184 CALL OR TEXT "INFO" OUTSIDE OF NORTH AMERICA: 1-416-304-0211 EMAIL: ASSISTANCE@LAURELHILL.COM Exhibit 99.1

CRESCO LABS INC. NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 30, 2026 NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the holders (the "Shareholders") of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares ("Multiple Voting Shares") and Special Subordinate Voting Shares (collectively, the "Voting Shares") of Cresco Labs Inc. ("Cresco" or the "Corporation") will be held at 12:00 p.m. (Central Daylight Time) on October 30, 2026, and will be a virtual meeting conducted via live audio webcast. The Meeting will be held for the following purposes: 1. to receive and consider the Corporation's financial statements for the years ended December 31, 2025 and 2024, together with the auditor's report thereon; 2. to set the number of directors of the Corporation at seven (7); 3. to elect the directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed; 4. to reappoint Baker Tilly US, LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof; 5. to consider and, if deemed advisable, to adopt a special resolution, for the purpose of amending the articles of the Corporation to extend the U.S. exchange listing "sunset" date for the Multiple Voting Shares of the Corporation; 6. to consider and, if deemed advisable, to adopt a special resolution (the "Share Exchange Resolution") approving a plan of arrangement (the "Share Exchange Arrangement") under the Business Corporations Act (British Columbia) (the "BCBCA") whereby the Corporation's securities will be: (i) consolidated pursuant to a reverse split at an exchange ratio to be fixed by the Corporation's board of directors (subject to a minimum of five (5) and a maximum of fifteen (15) pre-Reverse Split Cresco securities for one (1) post- Reverse Split security) (the "Reverse Split"), and (ii) exchanged for securities of a new British Columbia parent corporation ("TopCo"), pursuant to which Cresco will become a wholly owned subsidiary of TopCo, the Shareholders will become shareholders of TopCo, and TopCo will become a publicly listed holding company with Cresco as its wholly owned subsidiary (collectively, the "Share Exchange"); 7. to consider and, if deemed advisable, to adopt a special resolution (the "Redomicile Resolution" and together with the Share Exchange Resolution, the "Arrangement Resolutions") approving a plan of arrangement (the "Redomicile Arrangement" and together with the Share Exchange Arrangement, the "Arrangements") under the BCBCA whereby TopCo will continue out of British Columbia, Canada to the State of Delaware in the United States, with corresponding changes to the Corporation's share capitalization, including the adoption of a new U.S.-style long-term incentive plan, to take effect upon implementation of the redomicile; and 8. to transact any other business as may properly be brought before the Meeting or any adjournment(s) or postponement thereof. The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Annual General and Special Meeting (the "Information Circular"),

- ii - including additional information relating to the Arrangements, and the Dissent Rights (as defined below) as well as information concerning Cresco, TopCo and the issuer resulting from the Arrangements. The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is September 15, 2026 (the "Record Date"). All Shareholders of record as of the close of business on the Record Date are entitled to virtually attend, participate and vote at the Meeting, or by proxy. Registered Shareholders as at the Record Date have the right to dissent with respect to the Arrangement Resolutions and, if the Arrangement Resolutions become effective, to be paid the fair value of their shares in accordance with Sections 237 through 247 of the BCBCA, as modified by the provisions of the interim order of the Supreme Court of British Columbia (the "Interim Order") and the Plans of Arrangement, as applicable (the "Dissent Rights"). A Shareholder's right to dissent is more particularly described in the Information Circular and the text of Sections 237 through 247 of the BCBCA as set forth in Schedule "H" accompanying the Information Circular. Failure to strictly comply with the requirements set forth in such sections, as modified by the Interim Order and the Plans of Arrangement, may result in the loss of any right to dissent. The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate in the Meeting and engage with Cresco leadership as well as other Shareholders. Shareholders will not be able to attend the Meeting in person. Registered Shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting online at https://meetings.lumiconnect.com/400-728-762-814 (Meeting ID: 400- 728-762-814; Password: cresco2026). Beneficial Shareholders (being Shareholders who hold their Voting Shares through a broker, investment dealer, bank, trust company, custodian, nominee, or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but not be able to participate or vote at the Meeting. As a Shareholder of the Corporation, it is very important that you read the Information Circular and other Meeting materials carefully. They contain important information with respect to, among other things, voting your Voting Shares and attending and participating at the Meeting. A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her, or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Voting Shares, including if you are a non-registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a username, proxyholders will not be able to attend, participate, or vote at the Meeting. To register a proxyholder, shareholders MUST send an email to proxy@odysseytrust.com and provide Odyssey Trust Company ("Odyssey") with their proxyholder's contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email. Shareholders who have questions regarding the Meeting or require assistance with voting their Voting Shares may contact Laurel Hill by telephone or text message toll-free within North America at 1-877-452-7184, by telephone outside North America at 1-416-304-0211, with collect calls accepted, or by email at assistance@laurelhill.com. Shareholders should follow the instructions on the forms they receive. Shareholders with questions should contact their intermediaries or Odyssey, the Corporation's transfer agent, toll free within North America at 1- 888-290-1175, outside of North America at 1-587-885-0960 or by e-mail at proxy@odysseytrust.com.

- iii - The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 – Continuous Disclosure Obligations (collectively, the "Notice-and-Access Provisions") for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials online, via the System for Electronic Data Analysis and Retrieval + ("SEDAR+") and one other website, rather than mailing paper copies of such materials to securityholders. Electronic copies of this Notice of Annual General and Special Meeting of Shareholders, the Information Circular, the Corporation's management discussion and analysis of the results of operations and financial condition of the Corporation for the year ended December 31, 2025, and the audited consolidated financial statements of the Corporation and accompanying notes for the years ended December 31, 2025 and 2024 together with the auditor's report thereon (the "2025 MD&A and Financials") may be found on SEDAR+ at www.sedarplus.ca and also on the Corporation's website at www.investors.crescolabs.com. Shareholders will receive paper copies of a notice package (the "Notice Package") via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder). The Corporation will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Information Circular to some securityholders with a Notice Package. Shareholders may obtain paper copies of the Information Circular and the 2025 MD&A and Financials free of charge by contacting Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885- 0960. Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than October 16, 2026, in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960 to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Corporation's website for one year from the date of posting. DATED as of the 18th day of September, 2026. Yours truly, (signed) "Thomas J. Manning" Thomas J. Manning Chairman of the Board

CRESCO LABS INC. September 18, 2026 Dear Shareholders: On behalf of the leadership team at Cresco Labs Inc. (the "Corporation"), we are pleased to invite you to attend the Corporation's annual general and special meeting (the "Meeting") of the holders (the "Shareholders") of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares ("Multiple Voting Shares") and Special Subordinate Voting Shares, to be held at 12:00 p.m. (Central Daylight Time) on October 30, 2026, conducted via live audio webcast. At the Meeting, Shareholders will be asked to receive and consider the Corporation's financial statements for the years ended December 31, 2025 and 2024, together with the auditor's report thereon; to set the number of directors of the Corporation at seven (7); to elect the directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed; to reappoint Baker Tilly US, LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof; and to consider, and if deemed advisable, to adopt the following special resolutions: 1. a special resolution (the "MVS Amendment Resolution"), for the purpose of amending the articles of the Corporation (the "Proposed MVS Amendment") to modestly extend the U.S. exchange listing "sunset" date for the Multiple Voting Shares of the Corporation from immediately after listing to the third year after listing; the ownership-based sunset and transfer restrictions, which are objective and self-executing, are retained; 2. a special resolution (the "Share Exchange Resolution") approving a plan of arrangement under the Business Corporations Act (British Columbia) (the "BCBCA") whereby the Corporation's securities will be: (i) consolidated pursuant to the Reverse Split (as defined herein) at an exchange ratio (the "Exchange Ratio") to be fixed by the Corporation's board of directors (subject to a minimum of five (5) and a maximum of fifteen (15) pre-Reverse Split Cresco securities for one (1) post-Reverse Split security), and (ii) exchanged for securities of a new British Columbia parent corporation ("TopCo"), pursuant to which Cresco will become a wholly owned subsidiary of TopCo, the Shareholders will become shareholders of TopCo, and TopCo will become a publicly listed holding company with Cresco as its wholly owned subsidiary (collectively, the "Share Exchange"); and 3. a special resolution (the "Redomicile Resolution" and together with the Share Exchange Resolution, the "Arrangement Resolutions") approving a plan of arrangement under the BCBCA whereby TopCo will continue out of British Columbia, Canada to the State of Delaware in the United States (the "Redomicile"), with corresponding changes to the Corporation's share capitalization, including the adoption of a new U.S.-style long-term incentive plan, to take effect upon implementation of the Redomicile. The MVS Amendment Resolution and Arrangement Resolutions are intended to streamline the Corporation's corporate and capital structure and position the Corporation for future U.S. capital markets opportunities, including a potential listing on a U.S. stock exchange:

- ii - • The Proposed MVS Amendment would defer, not eliminate, automatic governance changes that a potential U.S. listing would otherwise trigger, allowing our leadership to guide the Corporation through a rapidly evolving regulatory landscape and remain focused on executing our long-term strategy. • The creation of TopCo creates an avenue for the Corporation to simplify its Up-C structure, by allowing holders of units ("LLC Members") of Cresco Labs, LLC ("Cresco LLC") to exchange their units in Cresco LLC ("Cresco Redeemable Units") for liquid, exchange-listed subordinate voting shares in TopCo ("TopCo Subordinate Voting Shares"). • The Corporation also intends to seek a waiver in respect of its tax receivable agreement (the "TRA") to exclude the Share Exchange from the definition of "Change of Control" thereunder, so that the Share Exchange does not trigger early termination payments under the TRA. LLC Members that participate in the Unit Exchange (as defined herein) will forfeit their entitlements to future TRA payments, thereby eliminating TRA obligations that may otherwise inhibit merger and acquisition transactions and other strategic opportunities. • The Share Exchange, together with the exchange of Cresco Redeemable Units held by LLC Members for TopCo Subordinate Voting Shares, would reduce the administrative burden of the Corporation's Up-C structure by moving significant LLC Members into the same parent equity securities as the public Shareholders, and result in substantial cost savings to the Corporation by eliminating the obligation to make TRA payments to those LLC Members participating in the exchange. • The Share Exchange and related Reverse Split of the Corporation's securities are intended to position the Corporation for a potential U.S. exchange listing, to position the Corporation's Subordinate Voting Shares to trade above limits set by certain retail brokerage firms and trading platforms, and to broaden institutional investor participation. • The Redomicile would further simplify the Corporation's capital structure ahead of a potential listing on a U.S. stock exchange and align our corporate domicile with the jurisdiction in which we conduct business. As a valued Shareholder, your views and involvement in the Corporation are important to us. At the Meeting, you will have the opportunity to ask questions of Cresco leadership and to vote on the Meeting matters. Your vote matters. You may exercise it by completing the proxy form or voting instruction form or by attending the Meeting. The accompanying management information circular describes the business to be conducted at the Meeting, important additional information and detailed instructions on voting and participation at the Meeting, and the Corporation's governance practices. Thank you for your investment and we look forward to connecting with you at the Meeting. Sincerely, (Signed) "Charles Bachtell" Charles Bachtell Chief Executive Officer

- iii - TABLE OF CONTENTS GENERAL ................................................................................................................................................................... 1 INFORMATION CONCERNING VOTING ............................................................................................................ 2 How Do I Vote In Advance of the Meeting? ............................................................................................................. 2 Where and When the Meeting Will Be Held ............................................................................................................. 2 How Do I Attend and Participate at the Meeting? ..................................................................................................... 3 Notice-and-Access ..................................................................................................................................................... 3 PROXY RELATED INFORMATION ...................................................................................................................... 4 Voting at the Meeting ................................................................................................................................................ 4 Appointment of Third Party as Proxy ........................................................................................................................ 4 Legal Proxy – U.S. Beneficial Shareholders ............................................................................................................. 5 Refusal of Proxy ........................................................................................................................................................ 5 Revocability of Proxy ................................................................................................................................................ 5 Advice to Beneficial Holders of Voting Shares ......................................................................................................... 5 Exercise of Discretion with Respect to Proxies ......................................................................................................... 7 VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES ........................................ 7 Voting Rights ............................................................................................................................................................. 7 Restricted Securities .................................................................................................................................................. 7 Record Date ............................................................................................................................................................... 8 Principal Holders of Securities .................................................................................................................................. 8 INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON .................................................... 9 MATTERS TO BE CONSIDERED AT THE MEETING ....................................................................................... 9 Receiving the Financial Statements ........................................................................................................................... 9 Number of Directors .................................................................................................................................................. 9 Election of Directors .................................................................................................................................................. 9 Nominees ............................................................................................................................................................... 9 Cease Trade Orders ............................................................................................................................................. 10 Bankruptcies ........................................................................................................................................................ 10 Penalties and Sanctions ....................................................................................................................................... 11 Appointment of Auditors ......................................................................................................................................... 11 MVS Amendment Resolution .................................................................................................................................. 11 The Proposed MVS Amendment ......................................................................................................................... 11 Background to the Proposed MVS Amendment .................................................................................................. 11 Board Evaluation Process .................................................................................................................................... 17 Recommendation of the Board ............................................................................................................................ 17 Shareholder Approval .......................................................................................................................................... 17 Minority Approval ............................................................................................................................................... 18 Events Subsequent to the Approval ..................................................................................................................... 19 Share Exchange Resolution ..................................................................................................................................... 19 The Share Exchange Arrangement ...................................................................................................................... 19 Background to and Anticipated Benefits of the Share Exchange Arrangement .................................................. 21 Recommendation of the Board ............................................................................................................................ 22 Mechanics of the Share Exchange Arrangement ................................................................................................. 23 Procedure for Exchange ....................................................................................................................................... 24

- iv - The Arrangement Agreement .............................................................................................................................. 25 Shareholder Approval .......................................................................................................................................... 26 Information Concerning TopCo .......................................................................................................................... 26 Exchange Listing ................................................................................................................................................. 28 Required Court Approvals ................................................................................................................................... 28 Dissent Rights ...................................................................................................................................................... 29 Certain Canadian Federal Income Tax Considerations........................................................................................ 29 Eligibility for Investment of TopCo Shares ......................................................................................................... 35 Certain United States Federal Income Tax Considerations ................................................................................. 35 Securities Laws Matters ....................................................................................................................................... 40 Redomicile Resolution ............................................................................................................................................ 40 The Redomicile Arrangement .............................................................................................................................. 41 Background to the Redomicile Arrangement ...................................................................................................... 42 Benefits of the Redomicile Arrangement ............................................................................................................ 44 Recommendation of the Board ............................................................................................................................ 46 Mechanics of the Redomicile Arrangement ........................................................................................................ 46 Procedure for Exchange ....................................................................................................................................... 49 Comparison of Shareholders' Rights Under British Columbia and Delaware Law ............................................. 49 Comparison of the Certificate of Incorporation and U.S. Bylaws with the BC Articles ..................................... 49 Procedure for the Redomicile Arrangement to Become Effective ....................................................................... 50 Shareholder Approval .......................................................................................................................................... 50 Required Court Approvals ................................................................................................................................... 50 Dissent Rights ...................................................................................................................................................... 51 Certain Canadian Federal Income Tax Considerations........................................................................................ 51 Eligibility for Investment ..................................................................................................................................... 55 Certain United States Federal Income Tax Consequences .................................................................................. 56 Securities Law Matters ........................................................................................................................................ 61 Other Business ......................................................................................................................................................... 63 DISSENT RIGHTS.................................................................................................................................................... 63 RISK FACTORS ....................................................................................................................................................... 64 Risks Related to the Corporation ............................................................................................................................. 64 Risk Factors Related to the Proposed MVS Amendment ........................................................................................ 65 Risk Factors Related to the Arrangements............................................................................................................... 66 Risk Factors Related to the Redomicile Arrangement ............................................................................................. 67 EXECUTIVE COMPENSATION............................................................................................................................ 69 DIRECTOR AND NAMED OFFICER COMPENSATION ................................................................................. 70 Director and NEO Compensation ............................................................................................................................ 70 Stock Options and Other Compensation Securities ................................................................................................. 71 Incentive Plans ......................................................................................................................................................... 75 Employment, Consulting, and Management Agreements ....................................................................................... 75 Oversight and Description of Director and NEO Compensation ............................................................................. 76 Compensation Objectives and Principles ............................................................................................................ 77 Compensation Process ......................................................................................................................................... 77 Pension Plan Benefits .............................................................................................................................................. 77

- v - CORPORATE GOVERNANCE DISCLOSURE ................................................................................................... 77 Board of Directors ................................................................................................................................................... 77 Directorships ............................................................................................................................................................ 78 Orientation and Continuing Education of Board Members ..................................................................................... 78 Ethical Business Conduct ........................................................................................................................................ 78 Nomination of Directors .......................................................................................................................................... 78 Compensation of Directors and Officers ................................................................................................................. 78 Other Board Committees ......................................................................................................................................... 79 Executive Committee .............................................................................................................................................. 79 Assessment of Directors, the Board and Board Committees ................................................................................... 79 AUDIT COMMITTEE .............................................................................................................................................. 79 Audit Committee Charter ........................................................................................................................................ 79 Composition of the Audit Committee ...................................................................................................................... 79 Relevant Education and Experience of Audit Committee Members ....................................................................... 79 Audit Committee Oversight ..................................................................................................................................... 80 Reliance on Certain Exemptions ............................................................................................................................. 80 External Auditor Service Fees (By Category) ......................................................................................................... 80 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS ................... 81 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS ................................................................ 81 INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS ................................................. 82 MANAGEMENT CONTRACTS ............................................................................................................................. 82 ADDITIONAL INFORMATION ............................................................................................................................. 82 SCHEDULE "A" AUDIT COMMITTEE CHARTER ....................................................................................... A-1 SCHEDULE "B" VIRTUAL MEETING GUIDE ................................................................................................ B-1 SCHEDULE "C" MVS AMENDMENT RESOLUTION ................................................................................... C-1 SCHEDULE "D" SHARE EXCHANGE RESOLUTION .................................................................................. D-1 SCHEDULE "E" REDOMICILE RESOLUTION .............................................................................................. E-1 SCHEDULE "F" SHARE EXCHANGE PLAN OF ARRANGEMENT ........................................................... F-1 SCHEDULE "G" REDOMICILE PLAN OF ARRANGEMENT ..................................................................... G-1 SCHEDULE "H" ARRANGEMENT DISSENT PROVISIONS ....................................................................... H-1 SCHEDULE "I" INTERIM ORDER ..................................................................................................................... I-1 SCHEDULE "J" NOTICE OF ORDER ............................................................................................................... J-1 SCHEDULE "K" COMPARISON OF SHAREHOLDERS' RIGHTS UNDER BRITISH COLUMBIA AND DELAWARE LAW ................................................................................................................................................ K-1 SCHEDULE "L" COMPARISON OF THE CERTIFICATE OF INCORPORATION AND U.S. BYLAWS WITH THE BC ARTICLES................................................................................................................................... L-1

CRESCO LABS INC. ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 30, 2026 MANAGEMENT INFORMATION CIRCULAR GENERAL This management information circular (the "Circular") is furnished to holders ("Shareholders") of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares ("Multiple Voting Shares") and Special Subordinate Voting Shares (collectively, the "Voting Shares") of Cresco Labs Inc. (the "Corporation" or "Cresco") in connection with the solicitation of proxies by the management of the Corporation for use at the annual general and special meeting of Shareholders (the "Meeting"), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (the "Notice of Meeting"). The Meeting will be held in a virtual, audio only, online format conducted via live webcast online at: https://meetings.lumiconnect.com/400-728-762-814. Shareholders will not be able to attend the Meeting in person, but will be able to participate online during the Meeting regardless of their geographic location. Registered Shareholders and duly appointed proxyholders who participate in the Meeting over the internet will still have the opportunity to participate in the question and answer session and vote at the Meeting. Beneficial Shareholders (as defined below) who do not appoint themselves as their proxyholder will not be able to vote at the Meeting, but will be able to attend the Meeting and observe proceedings as guests. See "Information Concerning Voting." The information contained herein is given as of September 15, 2026, the record date for the Meeting (the "Record Date"), except where otherwise indicated. If you hold Voting Shares through a broker, investment dealer, bank, trust company, nominee, or other intermediary (collectively, an "Intermediary"), you should contact your Intermediary for instructions and assistance in voting the Voting Shares that you beneficially own. This solicitation is made on behalf of management of the Corporation. The Corporation will bear the costs incurred in preparing and mailing the Notice of Meeting, forms of proxy, voting instruction forms and this Circular. In addition to solicitation by mail, proxies and voting instructions may be solicited by telephone, email, text message or other means of communication by directors, officers and employees of the Corporation, who will not receive additional compensation for such activities. The Corporation has retained Laurel Hill Advisory Group ("Laurel Hill") to provide corporate governance advisory services and to assist the Corporation with shareholder communications and the solicitation of proxies and voting instructions in connection with the Meeting. In consideration for these services, Laurel Hill will receive a fee of $35,000, plus applicable fees and out-of-pocket expenses. The Corporation will bear all costs of the solicitation. The Corporation has arranged for Intermediaries to forward the Meeting materials to Beneficial Shareholders whose Voting Shares are registered in the names of such Intermediaries, subject to the disclosure under "Notice-and-Access" and "Advice to Beneficial Holders of Voting Shares" concerning OBOs (as defined below). Shareholders who have questions regarding the Meeting or require assistance with voting their Voting Shares may contact Laurel Hill by telephone or text message toll-free within North America at 1-877-452-7184, by telephone outside North America at 1-416-304-0211, with collect calls accepted, or by email at assistance@laurelhill.com. No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

- 2 - Please read this Circular carefully to obtain information about how you may participate at the Meeting either in person or through the use of proxies. INFORMATION CONCERNING VOTING How Do I Vote In Advance of the Meeting? The manner in which a Shareholder may vote depends on whether the Shareholder is a Registered Shareholder or a Beneficial Shareholder. Shareholders should follow the instructions and deadlines provided on the form of proxy or voting instruction form received by them: Beneficial Shareholders Registered Shareholders Shares held with a broker, bank or other intermediary Shares held in own name and represented by a physical certificate Internet Vote online at www.proxyvote.com by following the instructions provided on the voting instruction form (the "VIF"). Vote online at https://vote.odysseytrust.com by following the instructions provided on the form of proxy (the "proxy"). Telephone Vote by calling the telephone number provided on the VIF. Eligible Beneficial Shareholders may also be contacted by Laurel Hill and offered the opportunity to submit voting instructions by telephone using Broadridge's QuickVote™ service. Not applicable unless otherwise indicated on the proxy. Email or Fax Follow the instructions provided on the VIF. Return a completed proxy to Odyssey Trust Company by email at proxy@odysseytrust.com or by fax to 1-800- 517-4553. Mail Return the VIF to the mailing address indicated on the form. Return the proxy to the mailing address indicated on the form. Forms of proxy must be received by Odyssey no later than 12:00 p.m. Central Daylight Time on October 28, 2026, or at least 48 hours, excluding Saturdays, Sundays and statutory holidays in British Columbia, before the time set for any adjournment or postponement of the Meeting. Beneficial Shareholders must comply with the instructions and deadline provided on their voting instruction forms. The deadline established by an Intermediary for the receipt of voting instructions may be earlier than the Proxy Deadline. Shareholders who have questions regarding the Meeting or require assistance with voting their Voting Shares may contact Laurel Hill by telephone or text message toll-free within North America at 1-877-452-7184, by telephone outside North America at 1-416-304-0211, with collect calls accepted, or by email at assistance@laurelhill.com. Shareholders with questions regarding forms of proxy, proxyholder registration, requests for paper copies of the Meeting materials or access to the virtual Meeting may contact Odyssey toll-free within North America at 1-888-290- 1175, outside North America at 1-587-885-0960 or by email at proxy@odysseytrust.com. Where and When the Meeting Will Be Held The Meeting will be held in a virtual, audio only, online format conducted via live webcast online at: https://meetings.lumiconnect.com/400-728-762-814 on October 30, 2026, at 12:00 p.m. (Central Daylight Time) and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.

- 3 - How Do I Attend and Participate at the Meeting? The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to virtually attend, participate, or vote at the Meeting (including voting and asking questions at the Meeting), Shareholders must have a valid username. Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetings.lumiconnect.com/400-728-762-814. Such persons may then enter the Meeting by clicking "I have a login" and entering a username and password before the start of the Meeting: • Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the username. The password to the Meeting is "cresco2026" (case sensitive). If as a registered Shareholder you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off. • Duly appointed proxyholders: Odyssey Trust Company ("Odyssey") will provide the proxyholder with a username by e-mail after the proxy voting deadline has passed. The password to the Meeting is "cresco2026" (case sensitive). Only registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders, being Shareholders who hold their Voting Shares through a broker, investment dealer, bank, trust company, custodian, nominee, or other intermediary ("Beneficial Shareholders"), who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Appointment of a Third Party as Proxy". For more information on how to vote at the Meeting, please refer to Schedule "B" of this Circular, which contains a virtual meeting guide. Notice-and-Access The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102", and together with NI 54-101, the "Notice-and-Access Provisions") for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow issuers to post electronic versions of proxy-related materials online, via the System for Electronic Data Analysis and Retrieval ("SEDAR+") and one other website, rather than mailing paper copies of such materials to securityholders. Electronic copies of this Notice of Annual General and Special Meeting of Shareholders, this Circular, the Corporation's management's discussion and analysis of the results of operations and financial condition of the Corporation for the year ended December 31, 2025, and the audited consolidated financial statements of the Corporation and accompanying notes for the years ended December 31, 2025 and 2024 together with the auditor's report thereon (the "2025 MD&A and Financials") may be found on SEDAR+ at www.sedarplus.ca and also on the Corporation's website at www.investors.crescolabs.com. Shareholders will receive paper copies of a notice package (the "Notice Package") via pre-paid mail containing a notice with information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder). The Corporation will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of this Circular to some securityholders with a Notice Package.

- 4 - Shareholders may obtain paper copies of this Circular and the 2025 MD&A and Financials free of charge by contacting Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960. Any shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than October 16, 2026, in order to receive paper copies of the meeting materials in time to vote before the Meeting. Shareholders may contact Odyssey toll free within North America at 1-888-290-1175 and outside of North America at 1-587-885-0960 to obtain more information about the Notice-and-Access Provisions. Under the Notice-and-Access Provisions, meeting materials will be available for viewing on the Corporation's website for one year from the date of posting. PROXY RELATED INFORMATION Voting at the Meeting Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described above. See "How Do I Attend and Participate at the Meeting?" Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate, or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Beneficial Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your Intermediary. See "Appointment of a Third Party as Proxy" and "How Do I Attend and Participate at the Meeting?" Appointment of Third Party as Proxy The persons named in the enclosed form of proxy are officers and/or directors of the Corporation and each is a management designee (collectively, the "Management Designees"). Management Designees will vote IN FAVOUR of each of the matters specified in the Notice of Meeting and all other matters proposed by management at the Meeting. Each Shareholder submitting a proxy has the right to appoint a person, who need not be a Shareholder (a "third party proxyholder"), to represent, attend, participate or vote at the Meeting on such Shareholder's behalf, other than the Management Designees. A Shareholder may exercise this right by completing the steps set forth below and depositing the completed proxy to Odyssey prior to the Proxy Deadline (as defined below). The following applies to Shareholders who wish to appoint a person (a "third party proxyholder") other than the Management Designees set forth in the form of proxy or voting instruction form as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate, or vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to attend, participate, or vote at the Meeting as their proxy and vote their Voting Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting. • Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

- 5 - • Register your proxyholder: To register a proxyholder, Shareholders MUST send an email to proxy@odysseytrust.com by 12:00 p.m. (Central Daylight Time) on October 28, 2026, or two business days prior to any adjourned or postponed Meeting (the "Proxy Deadline") and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate, or vote at the Meeting. If you are a Beneficial Shareholder and wish to attend, participate, or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions above under the heading "How Do I Attend and Participate at the Meeting?" Legal Proxy – U.S. Beneficial Shareholders If you are a Beneficial Shareholder located in the United States and wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above under "How Do I Attend and Participate at the Meeting?", you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to proxy@odysseytrust.com and received by the Proxy Deadline. Refusal of Proxy The Corporation may refuse to recognize any instrument of proxy received later than the Proxy Deadline. Revocability of Proxy A Shareholder who has given a proxy has the power to revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by: (a) signing a proxy with a later date and delivering it to the place noted above prior to the Proxy Deadline; (b) signing and dating a written notice of revocation and delivering it to Odyssey, or by transmitting a revocation by telephonic or electronic means, to Odyssey, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof; or (c) following the process for attending and voting at the Meeting online or any adjournment or postponement of the Meeting and registering with the scrutineer as a Shareholder present. Advice to Beneficial Holders of Voting Shares The information in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name, referred to in this Circular as "Beneficial Shareholders," are advised that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If Voting Shares are listed in an account statement provided

- 6 - to a Shareholder by an Intermediary, then in almost all cases those Voting Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Voting Shares will more likely be registered under the name of CDS & Co. (the registration name for CDS is Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Voting Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its Intermediary (or the agent of the Intermediary) is substantially similar to the form of proxy provided directly to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (i.e., the Intermediary or agent of the Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders, and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a voting instruction form cannot use that form to vote Voting Shares directly at the Meeting, you will need to appoint yourself and return the voting instruction form in the envelope provided (or by following the instructions respecting the voting of Voting Shares) well in advance of the Meeting (by October 28, 2026 or two business days prior to any adjourned or postponed Meeting) in order to have the Voting Shares voted. If you have any questions regarding the voting of Voting Shares held through an Intermediary, please contact that Intermediary for assistance. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting, Voting Shares registered in the name of an Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to virtually attend the Meeting and indirectly vote their Voting Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their Intermediary (or the Intermediary's agent) in accordance with the instructions provided by such Intermediary. For purposes of applicable securities regulatory policies relating to the dissemination of proxy-related materials and other security holder materials and the request for voting instructions from Beneficial Shareholders, there are two categories of Beneficial Shareholders. Non-objecting Beneficial Shareholders ("NOBOs") are Beneficial Shareholders who have advised their Intermediary that they do not object to their Intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings, and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting Beneficial Shareholders ("OBOs") are Beneficial Shareholders who have advised their Intermediary that they object to their Intermediary disclosing such ownership information to the Corporation. Cresco will use the indirect delivery procedures under NI 54-101 and will not send the Meeting materials directly to NOBOs. The Corporation does not intend to pay Intermediaries to forward the Meeting materials and voting instruction forms to OBOs. Accordingly, an OBO may not receive the Meeting materials unless the applicable Intermediary assumes the cost of delivery. An OBO wishing to receive the Meeting materials or exercise voting rights should contact the applicable Intermediary promptly for instructions. The Corporation may utilize Broadridge's QuickVote™ service to assist certain Beneficial Shareholders with voting their Voting Shares. Beneficial Shareholders who have not objected to their Intermediary disclosing their ownership information to the Corporation may be contacted by Laurel Hill, the Corporation's proxy solicitation agent and shareholder communications advisor, and offered the opportunity to provide voting instructions directly by telephone. Representatives of Laurel Hill will be soliciting proxies and voting instructions on behalf of management of the Corporation. However, Shareholders are not required to vote in the manner recommended by the Board. QuickVote™ is an optional and convenient method of submitting voting instructions. No Shareholder is obligated to use QuickVote™, and a Shareholder may vote, change or revoke previously submitted voting instructions using any other applicable method described in this Circular, subject to the applicable procedures and deadlines.

- 7 - Voting instructions submitted through QuickVote™ will be recorded, and the Shareholder will receive confirmation from Broadridge, on behalf of the Shareholder's Intermediary, that the voting instructions have been accepted. Exercise of Discretion with Respect to Proxies The Voting Shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions contained in a proxy. In the absence of any such direction, such shares will be voted IN FAVOUR of each of the matters set forth in the Notice of Meeting and in this Circular and all other matters proposed by management at the Meeting. If any amendment or variation to matters identified in the Notice of Meeting is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, the management of the Corporation is not aware of any amendments or variations or other matters to come before the Meeting. VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES The authorized share capital of the Corporation consists of an unlimited number of Subordinate Voting Shares, of which 354,130,220 are issued and outstanding as of the Record Date, an unlimited number of Proportionate Voting Shares, of which 80,542 (which are convertible on a 1:200 basis into 16,108,400 Subordinate Voting Shares) are issued and outstanding as of the Record Date, 500,000 Multiple Voting Shares, of which 500,000 are issued and outstanding as of the Record Date, and an unlimited number of Special Subordinate Voting Shares, of which 158,940,757 (which are convertible on a 100,000:1 basis into 1,589 Subordinate Voting Shares) were issued and outstanding as of the Record Date. Voting Rights Each Subordinate Voting Share is entitled to one vote per Subordinate Voting Share, each Proportionate Voting Share is entitled to one vote in respect of each Subordinate Voting Share into which such Proportionate Voting Share could ultimately then be converted, which is currently equal to 200 votes per Proportionate Voting Share, each Multiple Voting Share is currently entitled to 2,000 votes per Multiple Voting Share and each Special Subordinate Voting Share is currently entitled to 0.00001 of a vote per Special Subordinate Voting Share on all matters upon which the holders of shares of the Corporation are entitled to vote, in each case as of the Record Date, and holders of Subordinate Voting Shares, Proportionate Voting Shares, Multiple Voting Shares, and Special Subordinate Voting Shares will vote together on all matters subject to a vote of holders of each of those classes of shares as if they were one class of shares, except to the extent that a separate vote of holders as a separate class is required by law or provided by the articles of the Corporation. See "Matters to be Considered at the Meeting – MVS Amendment Resolution – Minority Approval". As of the Record Date, the outstanding Subordinate Voting Shares represent approximately 3%, the outstanding Proportionate Voting Shares represent approximately 7%, the outstanding Multiple Voting Shares represent approximately 80%, and the outstanding Special Subordinate Voting Shares represent approximately 0.006% of the voting rights attached to outstanding Voting Shares of the Corporation. Restricted Securities The Subordinate Voting Shares, Proportionate Voting Shares, and Special Subordinate Voting Shares are "restricted securities" within the meaning of such term under applicable Canadian securities laws. In the event that a takeover bid is made for the Multiple Voting Shares, the holders of Subordinate Voting Shares, and Special Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Subordinate Voting Shares or under any coattail trust or similar agreement. Notwithstanding this, any takeover bid for solely the Multiple Voting Shares is unlikely, given that by the terms of the Investment Agreement (as defined below) entered into by the Corporation and the holders of the Multiple Voting Shares in connection with the issuance of the Multiple Voting Shares to such holders, upon any sale

- 8 - of Multiple Voting Shares to an unrelated third party purchaser, such Multiple Voting Shares will be redeemed by the Corporation for their issue price. Additionally, holders of Subordinate Voting Shares are entitled to convert to Proportionate Voting Shares and tender to any takeover bid made solely to the holders of Proportionate Voting Shares. In the event that a takeover bid is made for the Subordinate Voting Shares, the holders of Special Subordinate Voting Shares will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the Special Subordinate Voting Shares or under any coattail trust or similar agreement, absent being permitted to convert such shares into Subordinate Voting Shares. Record Date September 15, 2026, is the Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof, and to exercise dissent rights. Accordingly, only Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, or any adjournments or postponements thereof, or exercise dissent rights. Principal Holders of Securities To the best of the knowledge of the Corporation, based on publicly available filings, as of the Record Date, no person or company, owns, or controls or directs, directly or indirectly, Voting Shares carrying 10% or more of the voting rights attached to any class of Voting Shares of the Corporation, except for the following: Name of Shareholder Number and Percentage of Multiple Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly Number and Percentage of Proportionate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)(2)(3) Number and Percentage of Subordinate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2) Number and Percentage of Special Subordinate Voting Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(2)(4) Percentage of Votes Attaching to All Outstanding Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(5) Charles Bachtell 132,932 (26.59%) 5,313 (6.60%) 1,324,321 (0.37%) — 19.58% Brian McCormack Trust 100,000 (20.00%) — — — 14.60% Robert M. Sampson 133,308 (26.66%) 4 (<0.01%) 4,020,000 (1.14%) — 19.75% Thomas J. Manning 133,760 (26.75%) 500 (0.62%) — — 19.53% Notes: (1) Proportionate Voting Shares convert to Subordinate Voting Shares on a 1:200 basis. (2) On an issued and undiluted basis, not giving effect to the conversion or exercise of securities convertible, redeemable, or exchangeable into such shares held by such person, as applicable. (3) Excludes holdings of units in Cresco Labs, LLC ("Cresco LLC") that are redeemable for Proportionate Voting Shares. (4) Special Subordinate Voting Shares convert to Subordinate Voting Shares on a 100,000:1 basis. (5) Total voting percentage is based on actual number of votes. The voting percentages differ from beneficial ownership percentages as the Corporation's Multiple Voting Shares carry 2,000 votes per Multiple Voting Share, the Proportionate Voting Shares carry 200 votes per Proportionate Voting Share and the Special Subordinate Voting Shares carry 0.00001 of a vote per Special Subordinate Voting Share. (6) During the year ended December 31, 2024, Multiple Voting Shares owned by Brian McCormack were transferred to the Brian T. McCormack Self Declaration of Trust ("Brian McCormack Trust").

- 9 - INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. MATTERS TO BE CONSIDERED AT THE MEETING To the knowledge of the board of directors of the Corporation (the "Board"), the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting. Receiving the Financial Statements The financial statements of the Corporation for the years ended December 31, 2025 and 2024, together with the auditor's report thereon (the "Financial Statements"), have been mailed to the Corporation's registered and Beneficial Shareholders who requested to receive them. The Financial Statements are also available on SEDAR+ at www.sedarplus.ca, or on EDGAR at www.sec.gov/edgar. Number of Directors At the Meeting, Shareholders will be asked to (i) fix the number of directors of the Corporation at seven (7); and (ii) elect, on an individual basis, each of the seven (7) nominees set forth in the table below (the "Cresco Nominees") as directors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the articles of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCBCA") or the Corporation's articles. Each of the Cresco Nominees has consented to being named in this Circular and to serve as a director, if elected. The present term of office of each current director of the Corporation will expire at the Meeting. Election of Directors Nominees The following table sets forth a brief background regarding the Cresco Nominees. The information contained herein is based upon information furnished by the respective nominees. Name and Province or State and Country of Residence Director Since Principal Occupation for Past Five Years Voting Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1) Charles Bachtell(2) Chicago, IL, United States November 2018 Chief Executive Officer of the Corporation. 132,932 Multiple Voting Shares 1,324,321 Subordinate Voting Shares 5,313 Proportionate Voting Shares 12,347,597 Cresco Redeemable Units Thomas J. Manning(6) Evanston, IL, United States November 2018 Chairman of the Board of Directors of the Corporation; formerly Chairman and Chief Executive Officer of Dun and Bradstreet, a data and analytics company. 133,760 Multiple Voting Shares 500 Proportionate Voting Shares Marc Lustig(7) Vancouver, British Columbia, Canada January 2020 Director of L5 Capital Inc. and Chairman of PharmaCielo Ltd. 1,010,724 Subordinate Voting Shares 1,589 Special Subordinate Voting Shares(9) Randy D. Podolsky(5) Lake Forest, IL, United States November 2018 Managing Principal of Riverwoods Development Partners. 303,797 Subordinate Voting Shares 260,604 Cresco Redeemable Units

- 10 - Name and Province or State and Country of Residence Director Since Principal Occupation for Past Five Years Voting Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1) Michele Roberts(8) New York City, NY, United States June 2020 Executive Director of the National Basketball Players Association from 2014 to 2022; Former attorney with Skadden, Arps, Slate, Meagher & Flom LLP. 20,000 Subordinate Voting Shares Robert M. Sampson(3)(4) Downers Grove, IL, United States November 2018 Executive Vice President of CrossCountry Mortgage, Inc. 133,308 Multiple Voting Shares 4,020,000 Subordinate Voting Shares 4 Proportionate Voting Shares 6,101,049 Cresco Redeemable Units Edward Tilly(3) September 2026 Chief Executive Officer of Clear Street Group Inc. until 2026; Chairman and Chief Executive Officer of Cboe Global Markets, Inc. until 2023 Nil Notes: (1) Information as to personal shareholdings is given to the Corporation's knowledge based on publicly available sources as of the record date and includes any units in Cresco LLC held by a Cresco Nominee that are redeemable for Proportionate Voting Shares (the "Cresco Redeemable Units"). (2) Member of the Executive Committee. (3) Member of the Audit Committee. (4) Member of the Compensation Committee. (5) Member of the Nominating and Governance Committee. (6) Chair of the Executive Committee. (7) Chair of the Compensation Committee. (8) Chair of the Nominating and Governance Committee. (9) Number of Special Subordinate Voting Shares on an "as converted" basis. The enclosed form(s) of proxy allows the Shareholders to direct proxyholders to vote individually for each of the Cresco Nominees as a director of the Corporation. Unless otherwise directed, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the election of each of the Cresco Nominees as directors of the Corporation. Cease Trade Orders To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) are, as at the date of this Circular, nor have they been within 10 years before the date of this Circular, a director, chief executive officer, or chief financial officer of any company (including the Corporation) that, while acting in that capacity, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or after ceasing to be a director, chief executive officer, or chief financial officer of the company, was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity. Bankruptcies To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) are, and have not within the past 10 years been, a director or executive officer of any company, including the Corporation, that, while acting in such capacity, or within a year of ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets or has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold any of the Cresco Nominees' assets.

- 11 - Penalties and Sanctions To the knowledge of the Corporation, none of the Cresco Nominees (or any personal holding company of a Cresco Nominee) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, nor entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director. Appointment of Auditors On June 12, 2025, the Corporation first appointed Baker Tilly US, LLP ("Baker Tilly") as independent auditors of the Corporation. At the Meeting, the Shareholders will be asked to reappoint Baker Tilly as independent auditors of the Corporation to serve until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the reappointment of Baker Tilly as independent auditors of the Corporation at remuneration to be fixed by the Board. In order to be effective, the ordinary resolution must be approved by not less than a majority of the votes cast thereon by Shareholders who are present at the Meeting or by proxy. MVS Amendment Resolution The Proposed MVS Amendment We are seeking Shareholder approval to consider and, if deemed advisable, to adopt a special resolution (the "MVS Amendment Resolution"), for the purpose of amending the articles of the Corporation (the "Proposed MVS Amendment") to extend the U.S. exchange listing "sunset" date (the "U.S. Listing Sunset") for the Multiple Voting Shares of the Corporation by an additional three years. The existing U.S. Listing Sunset prevents the Corporation from issuing any additional Multiple Voting Shares and requires the cancellation of any Multiple Voting Shares repurchased by the Corporation, following the listing of the Corporation's Subordinate Voting Shares on a U.S. national securities exchange. The Proposed MVS Amendment preserves the U.S. Listing Sunset, subject to a modest extension. All Multiple Voting Shares will be repurchased, cancelled and rendered non-reissuable by the third annual meeting of Shareholders after a U.S. Listing Event (rather than the first), and the Ownership‑Based Sunset (as defined below) and transfer restrictions continue to apply throughout. The Proposed MVS Amendment therefore defers, rather than removes, the automatic wind‑down of the multiple‑voting structure; no existing sunset mechanism is eliminated. Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the MVS Amendment Resolution. In order to be effective, the special resolution must be approved by the approval thresholds set out below under "Shareholder Approval" and "Minority Approval". If the Proposed MVS Amendment is adopted at the Meeting, the Corporation intends to amend its amended and restated investment agreement (the "Investment Agreement"), originally dated as of November 30, 2018, among the holders of Multiple Voting Shares and the Corporation to reflect the three-year extension to the U.S. Listing Sunset, such that the Corporation's repurchase of all of the Multiple Voting Shares (the "Share Repurchase") will occur not later than the first business day after the third annual meeting of shareholders of the Corporation following any future listing of the Corporation's Subordinate Voting Shares on a U.S. national securities exchange (the "U.S. Listing Event"). After the adoption of the Proposed MVS Amendment and the completion of the Share Repurchase, no Multiple Voting Shares will remain outstanding and the Corporation will be unable to issue new Multiple Voting Shares. Thereafter, the Corporation will be permitted to take such actions as are necessary (without further shareholder action) to remove the Multiple Voting Shares from the Corporation's authorized share structure. Background to the Proposed MVS Amendment In mid-2026, the Corporation together with its external advisors, began to evaluate opportunities to streamline the Corporation's corporate and capital structure and position the Corporation for future U.S. capital markets

- 12 - opportunities, including the prospect of listing on a U.S. stock exchange. As part of this broader strategic review, the Board began to explore potential changes to Cresco's dual voting structure, including the benefits and drawbacks of a reorganization transaction that would include the Proposed MVS Amendment. Formation of the Special Committee Given that Charles Bachtell, Robert Sampson and Thomas Manning, each a director of the Corporation, are collectively the beneficial owners of 80.0% of the issued and outstanding Multiple Voting Shares, Cresco, further to discussions with its external advisors, determined that any proposed amendment to the terms of the Multiple Voting Shares could constitute a "related party transaction" within the meaning of MI 61-101. In order to address the potential conflicts of interests identified in connection with the Proposed MVS Amendment and to consider broader strategies to access capital markets in the United States (the "U.S. Capital Market Strategies"), including potential changes to the Corporation's domicile (the "Redomicile") and "Up-C" structure (as described below), the Board established a special committee of independent directors (the "Special Committee") on July 14, 2026, to evaluate, review and analyze any proposed amendment to the articles of the Corporation or U.S. Capital Market Strategies, to determine whether it would be in the best interests of the Corporation, and to provide recommendations to the Board as appropriate. The Special Committee has been established to deal with all matters related to the consideration of the Proposed MVS Amendment and U.S. Capital Market Strategies, in accordance with its mandate, including, among other things, to: (a) to develop, assess, consider, and review the U.S. Capital Market Strategies, including the Redomicile; (b) to assess and consider the treatment of the "Up-C" structure of the Corporation (whereby holders of units of Cresco LLC prior to the Corporation's public listing retain their economics in a wholly- owned subsidiary, receive certain tax distribution payments under the terms of a tax receivable agreement and have the right to redeem their units of Cresco LLC for Subordinate Voting Shares), including but not limited to a potential termination of such structure which would result in certain directors, founders and other large shareholders of the Corporation receiving consideration from the Corporation and/or its affiliates for relinquishing some or all of the rights they have under the Up- C structure; (c) to assess and consider the treatment of the Multiple Voting Shares of the Corporation, including but not limited to the removal of the listing-based sunset provision from the articles of the Corporation; (d) without limitation, establish, supervise, conduct, coordinate and manage a process for the Redomicile; (e) to consider and assess whether the U.S. Capital Market Strategies, including the Redomicile, would be in the best interests of the Corporation; (f) to evaluate the terms, conditions and execution risks of the U.S. Capital Market Strategies, including the Redomicile, including: (i) determining whether Shareholder approval is likely; (ii) determining whether the U.S. Capital Market Strategies, including the Redomicile, is fair and in the best interests of the Corporation and all of its stakeholders, taking into account all relevant factors; and (iii) assessing all applicable legal and regulatory requirements associated therewith; (g) to update the Board, from time to time, as determined appropriate by the Special Committee, concerning the work of the Special Committee and to deliver such other reports to the Board with respect to the foregoing as the Special Committee considers appropriate; (h) to supervise the preparation of any press release, material change report, proxy circular, directors circular and/or other document which may be required by applicable securities laws in response to or in order to implement the U.S. Capital Market Strategies, including the Redomicile, approved by

- 13 - the Board or which the Special Committee determines is necessary or advisable in connection therewith; (i) to ultimately provide its recommendations to the Board as to whether the Corporation should pursue any of the foregoing actions and with respect to any recommendation that the Board should make to the shareholders of the Corporation in respect of such actions, and the reasons for making such recommendations; and (j) to do any or all of the above or any other such things as the Special Committee may deem necessary or advisable and in the best interests of the Corporation in connection with the foregoing and so as to allow the Board to comply with all of its duties and obligations. The Special Committee is composed of independent directors Michele Roberts (Chair) and Marc Lustig. The members of the Special Committee have confirmed that they are free from any conflicts and disinterested with respect to the Proposed MVS Amendment and other special business before the Meeting. The members of the Special Committee met six (6) times between July 21, 2026 to September 15, 2026 (inclusive) and also held informal briefings and discussions as they deemed appropriate. The members of the Special Committee also met in camera, without management or their legal advisors, as they deemed appropriate. Over the course of these meetings and discussions, the Special Committee reviewed, considered and evaluated the terms of the Proposed MVS Amendment, as well as the strategic rationale for, the anticipated benefits of, and the potential risks related to the Proposed MVS Amendment identified by them or by management throughout the process. Throughout its deliberations, the Special Committee carefully reviewed, considered and evaluated the Proposed MVS Amendment and sought advice from Bennett Jones LLP as to Canadian legal matters, Dentons LLP as to U.S. legal matters and Aon Talent Solutions, a division of Aon plc, as consultant on executive compensation and corporate governance matters. The Special Committee considered whether to retain its own independent legal counsel when evaluating the Proposed MVS Amendment and determined that it was not necessary in the circumstances, having regard to: (i) the limited scope of the Proposed MVS Amendment; (ii) the comprehensive advice provided by the Corporation's external Canadian and U.S. counsel (both of which are independent of Messrs. Bachtell, Sampson and Manning) and by Aon at the meetings of the Special Committee; and (iii) the procedural safeguards applicable to the Proposed MVS Amendment, including the "majority of the minority" approval requirement under MI 61-101. Following extensive deliberations and discussions with the Board and management, Canadian and U.S. legal counsel and its corporate governance and executive compensation advisor, the Special Committee, at a meeting held on September 9, 2026, (i) unanimously concluded that the Proposed MVS Amendment is in the best interests of the Corporation, and (ii) unanimously recommended that the Board approve the Proposed MVS Amendment and recommend that Shareholders (other than Messrs. Bachtell, Sampson and Manning, the Brian McCormack Trust and their affiliated and associated entities) vote in favour of the Proposed MVS Amendment. Potential Benefits Considered by the Special Committee The Special Committee considered management's view that linking the immediate implementation of the U.S. Listing Sunset to a future U.S. listing may introduce uncertainty following a listing on a U.S. exchange by tying the timing of a governance outcome to an external transaction event. In effect, the existing provision would remove the Corporation's most significant governance protection at precisely the moment the Corporation is most exposed, when it is newly listed, with an evolving cannabis regulatory environment, an unfamiliar shareholder base, a limited trading history, and a share price that may not yet reflect the Corporation's underlying value. The Proposed MVS Amendment would preserve the current structure through this transition period in order to support long-term shareholder value, and would provide the Corporation with a defined and limited period in which to establish itself in the U.S. market and to continue the development of its business before its capital structure and corporate governance framework change. The Proposed MVS Amendment does not remove the U.S. Listing Sunset; it defers the U.S. Listing Sunset to three years after a U.S. Listing Event, well within, the

- 14 - seven-year period that is generally recognized as a reasonable sunset, while retaining the Ownership‑Based Sunset and transfer restrictions, which are objective and self‑executing. The Special Committee viewed a defined three‑year extension as a proportionate and time‑limited measure given the circumstances of the transition. The Special Committee noted that: • the timing, feasibility and strategic desirability of a U.S. listing may evolve over time and depend on market conditions beyond the Corporation's control; and • an event-based sunset immediately following such a listing may therefore create governance outcomes, the timing of which is difficult for shareholders to anticipate. The Special Committee noted the following potential benefits associated with the Proposed MVS Amendment, particularly during the period following a U.S. Listing Event: • Reduced vulnerability in the period following a U.S. listing: A newly listed issuer typically has a shareholder base in transition, limited research coverage and a limited trading history on its new exchange, and its shares may trade for a period at levels that do not reflect the underlying value of its business. Maintaining the Multiple Voting Shares through a limited period reduces the risk that effective control of the Corporation could be accumulated, or that the Corporation could be pressured into a transaction, at a price that does not fairly compensate holders of Subordinate Voting Shares. The Special Committee also noted that the Multiple Voting Shares cannot themselves be used to transfer control to a third party for value, as they are redeemable by the Corporation at their issue price upon any sale to an unrelated third party purchaser. The same feature may also reduce the likelihood of an unsolicited takeover bid. See "Risk Factors Related to the Proposed MVS Amendment." • Capacity to execute through a period of regulatory transition: The U.S. cannabis regulatory framework continues to change, including as a result of the rescheduling of state-licensed medical cannabis to Schedule III, and the Corporation expects to make capital allocation decisions with long payback periods while that framework settles. The Special Committee considered that the extended U.S. Listing Sunset would allow those decisions to be made on their long-term merits rather than in response to short-term trading dynamics on an exchange in which the Corporation would be newly listed. • A separate, ownership-based sunset remains in place: For the reasons set forth above, the Proposed MVS Amendment extends the U.S. Listing Sunset by a defined three-year period. The articles of Cresco also provide an additional and complementary sunset provision, which states that the voting rights attached to Multiple Voting Shares will be reduced to 50 votes from 2,000 votes in respect of each Multiple Voting Share following any triggering event that results in the holders of the Multiple Voting Shares divesting more than 50% of such holders' economics (the "Ownership-Based Sunset"), which continues to apply. Both restrictions continue to serve the purposes described above for the governance and capital structure of the Corporation. • No economic preference attaches to the Multiple Voting Shares: The Multiple Voting Shares carry no entitlement to dividends, distributions or proceeds on a liquidation and are redeemable at their original purchase price upon the Ownership-Based Sunset or a liquidation, dissolution or winding-up of the Corporation. Holders of Multiple Voting Shares therefore realize value in the same manner, and at the same time, as other Shareholders, being through the growth in value of the Subordinate Voting Shares. The Special Committee viewed this as aligning the interests of the holders of Multiple Voting Shares with those of minority Shareholders over the extended period. The Proposed MVS Amendment does not alter any holder's economic interest or entitlement to dividends or distributions and is not dilutive to holders of Subordinate Voting Shares. The extension relates solely to the timing of a governance feature and does not transfer value to the holders of Multiple Voting Shares. • Reduced dependence on timing of an external event: Setting the U.S. Listing Sunset at three years after a U.S. Listing Event rather than the first annual meeting following it reduces the Corporation's

- 15 - dependence on the timing of a future listing, an event whose timing, feasibility and strategic desirability may be uncertain and driven by external factors. • Ability to pursue capital markets opportunities on their merits: The extension of the listing‑based sunset restriction may allow the Corporation to evaluate potential U.S. capital markets strategies as a financing and liquidity decision, rather than as a governance restructuring event. Reasons for the Proposed MVS Amendment In reaching their conclusions to recommend to the Board the approval of the Proposed MVS Amendment, and to submit to the Shareholders the Proposed MVS Amendment and recommend to the Shareholders to approve and vote in favour of the Proposed MVS Amendment, the Special Committee considered, among other things, the following factors: (a) Evolution of market practice since the initial adoption of the U.S. Listing Sunset. The Special Committee considered how market practice for multi‑class share structures has evolved including recent initial public offerings of issuers with similar structures, the inclusion of multi‑class issuers in leading stock indices, and amendments by other listed cannabis and non‑cannabis issuers to the sunset features of their multiple‑voting shares, with some issuers removing listing‑based sunsets altogether. Against that backdrop, a defined three-year extension that preserves the existing sunset mechanisms is a measured step and a more limited one than certain recent precedents. The Special Committee also considered that in 2023, a U.S. stock exchange listing was seen as a major milestone that would naturally coincide with a shift in the Corporation's governance. Since then, the U.S. cannabis sector has continued to face a rapidly evolving regulatory environment. While the Corporation continues to assess opportunities to access capital markets in the United States, the Corporation seeks to maintain flexibility in the timing of any changes to its capital structure and governance following such a listing. (b) Continuity of leadership through a period of significant change. By deferring the automatic governance changes a U.S. listing would trigger, the Proposed MVS Amendment lets leadership guide the Corporation through a period that may include the Redomicile, the transition to U.S. domestic issuer reporting, and the building of a new institutional shareholder base, all while the Ownership‑Based Sunset and transfer restrictions remain in force. (c) Alternatives considered. The Special Committee considered alternatives to the Proposed MVS Amendment, including leaving the U.S. Listing Sunset unchanged, extending it for a longer period and removing the U.S. Listing Sunset entirely, and determined that a defined extension to three years after a U.S. Listing Event was the most measured means of addressing the concerns identified while preserving a fixed end date for the Multiple Voting Shares. (d) Procedural safeguards. The Proposed MVS Amendment is subject to procedural safeguards, including a "majority of the minority" vote (in accordance with MI 61-101) which excludes the Voting Shares owned by Messrs. Bachtell, Sampson and Manning, the Brian McCormack Trust and the entities over which they exercise control. (e) Other factors. The Proposed MVS Amendment was also considered with reference to the current economic, industry, regulatory and market trends affecting Cresco in its markets, information concerning the business, operations, property, assets, financial condition, operating results and prospects of Cresco and the then-historical trading price of Subordinate Voting Shares. In the course of its deliberations, the Special Committee also identified and considered a variety of risks and potentially negative factors in connection with the Proposed MVS Amendment, including, but not limited to the following: (a) Absence of fairness opinion. The Special Committee did not receive a "fairness opinion" from an independent financial advisor and, as such, the Special Committee did not rely on one in determining

- 16 - whether the Proposed MVS Amendment is in the best interests of the Corporation. The Special Committee did, however, obtain external legal and consulting advice in arriving at its recommendation. (b) Satisfaction of conditions precedent. The implementation of the Proposed MVS Amendment is subject to approval of the holders of Voting Shares, including a "majority of the minority vote", as well as regulatory approval by the CSE, and there is no certainty that such approvals will be obtained. (c) Perception of reduced restrictions. The Special Committee noted that some stakeholders may focus on the extended U.S. Listing Sunset when assessing governance and accountability, notwithstanding that the amendment extends the sunset and preserves the existing restrictions. (d) Failure to complete the Proposed MVS Amendment. If the Proposed MVS Amendment is not approved or implemented, costs, time and management attention will have been diverted away from other aspects of the Corporation's business activities. (e) Expectations of current investors. Certain investors may have invested in the Corporation with the expectation that the current share structure of the Corporation would immediately be updated upon listing on a U.S. stock exchange, which changes would be deferred if the Proposed MVS Amendment is implemented. (f) Potential long-term valuation effects. The Special Committee considered that the extended use of a multi-class share structure may be viewed differently by investors over time. Changes in market expectations, governance norms or investor preferences could affect how the Corporation's capital structure is perceived and, in turn, its long-term valuation. A controlling voting block can also limit potential increases in valuation, in part because it reduces the prospect of an unsolicited takeover. (g) Market perception. The Special Committee noted some investors, proxy advisory firms, governance analysts or other market participants may perceive the Proposed MVS Amendment as weakening aspects of the Corporation's governance framework. While this Circular and a corresponding news release will inform Shareholders and the market of the amendment, there is no assurance that it will be viewed favourably and any negative reaction could adversely affect investor demand or the trading price or liquidity of the Subordinate Voting Shares. See also "Risk Factors" below. The Special Committee believed that, overall, the anticipated benefits of the Proposed MVS Amendment to Cresco outweighed the risks and negative factors identified in the review process. In particular, the Special Committee was of the view that the protection afforded by the Multiple Voting Shares is of greater value to Shareholders in the period immediately following a U.S. Listing Event than at any other time, and that a defined extension to three years after a U.S. Listing Event, together with the other safeguards that continues to apply and the requirement for minority approval, appropriately balances that protection against the interests of holders of Subordinate Voting Shares. The recommendation of the Special Committee was made after consideration of all of the above-noted and other factors and in light of their respective knowledge of the business, financial condition and prospects of Cresco and were based upon the advice of the Special Committee's legal advisors and consultants. The foregoing summary of the information and factors considered by the Special Committee is not intended to be exhaustive, but includes a summary of the material information and factors (positive and negative) considered in approving the Proposed MVS Amendment. In view of the variety of factors and the amount of information considered in connection with the Proposed MVS Amendment, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. Individual members of the Special Committee may have assigned different weights to different factors.

- 17 - Board Evaluation Process From early to mid-September, 2026, the Board received the Special Committee's report and supporting documentation and analysis, including an overview of market and peer group comparables, the investor community's expected sentiment and possible alternatives to the Proposed MVS Amendment, and more particularly regarding the extension of the U.S. Listing Sunset. The Special Committee advised the Board that it had (i) unanimously concluded that the Proposed MVS Amendment is in the best interests of the Corporation, and (ii) unanimously recommended that the Board approve the Proposed MVS Amendment and unanimously recommend that Shareholders (other than Messrs. Bachtell, Sampson and Manning, the Brian McCormack Trust and their affiliated and associated entities) vote in favour of the Proposed MVS Amendment. After receiving the determination and recommendation of the Special Committee, the Board (with Messrs. Bachtell, Sampson and Manning having recused themselves from the deliberations on and the vote in respect of the Proposed MVS Amendment) adopted resolutions whereby it concluded that the Proposed MVS Amendment is in the best interests of the Corporation and recommended that Shareholders (other than Messrs. Bachtell, Sampson and Manning, the Brian McCormack Trust and their affiliated and associated entities) vote in favour of the Proposed MVS Amendment. Recommendation of the Board As a result of its discussions and after careful consideration of, among other things, the report of the Special Committee and its unanimous recommendation, the Board (with Messrs. Bachtell, Sampson and Manning having recused themselves from the deliberations on and the vote in respect of the Proposed MVS Amendment) unanimously concluded that the Proposed MVS Amendment is in the best interests of the Corporation and unanimously recommended that Shareholders (other than Messrs. Bachtell, Sampson and Manning, the Brian McCormack Trust and their affiliated and associated entities) vote IN FAVOUR of the Proposed MVS Amendment. Shareholder Approval Subject to the minority approval requirements set out below under the heading "Minority Approval", pursuant to the BCBCA and the articles of the Corporation, the Corporation may, by special resolution of its Shareholders, change the special rights or restrictions attached to issued shares of the Corporation. Accordingly, Shareholders are being asked to consider the MVS Amendment Resolution. Notwithstanding the foregoing, the MVS Amendment Resolution authorizes the Board, in its sole discretion, to revoke the MVS Amendment Resolution before it is acted on and to determine not to proceed with the Proposed MVS Amendment without further Shareholder approval. The Board is recommending that Shareholders (other than Messrs. Bachtell, Sampson and Manning, the Brian McCormack Trust and their affiliated and associated entities) vote FOR the MVS Amendment Resolution. The Management nominees named in the form of proxy or voting instruction form, as applicable, intend to vote the shares represented thereby FOR the MVS Amendment Resolution approving the Proposed MVS Amendment. Pursuant to the BCBCA and the articles of the Corporation, in order for the Proposed MVS Amendment to be effective, the MVS Amendment Resolution must be approved by at least two-thirds of the votes cast at the Meeting by all Shareholders present in person or represented by proxy, voting together as a single class. In addition, the articles of the Corporation require a special separate resolution of the holders of each class of shares for any change that prejudices or interferes with the rights or special rights attached to those classes. Accordingly, the MVS Amendment Resolution must also be approved by at least two-thirds of the votes cast at the Meeting by all holders of (i) Multiple Voting Shares, (ii) Subordinate Voting Shares, (iii) Proportionate Voting Shares and (iv) Special Subordinate Voting Shares present in person or represented by proxy, each voting separately as a class.

- 18 - Minority Approval The Corporation is a reporting issuer under applicable Canadian securities legislation and is, among other things, subject to applicable securities laws, including MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority securityholders. The Proposed MVS Amendment is a "related party transaction" under paragraph (h) of the definition of "related party transaction" in MI 61-101 since the Proposed MVS Amendment consists in amending the terms of the Multiple Voting Shares, which is a security of the Corporation a majority of which is beneficially owned or over which control is exercised, directly or indirectly, by Messrs. Bachtell, Sampson and Manning and the Brian McCormack Trust, each being a "related party" (as such term is defined in MI 61-101) of the Corporation. The Proposed MVS Amendment is not subject to the formal valuation requirements of Section 5.4 of MI 61-101 as it is not a transaction described in paragraphs (a) through (g) of the definition of "related party transaction" in MI 61-101, and the Corporation's shares are not listed on a prescribed senior exchange. MI 61-101 requires that, in addition to any other required security holder approval, a related party transaction be subject to "minority approval" (as defined in MI 61-101) of every class of "affected securities" of the issued, in each case, voting separately as a class. The Voting Shares as a whole are considered to be "affected securities" under MI 61-101. As a result, the approval of the Proposed MVS Amendment will require the affirmative vote of a simple majority of the votes cast by the holders of Voting Shares and excluding the votes attached to the Voting Shares that are beneficially owned or over which control or direction is exercised by Messrs. Bachtell, Sampson and Manning, the Brian McCormack Trust, any "related party" of Messrs. Bachtell, Sampson and Manning and the Brian McCormack Trust within the meaning of MI 61-101 (subject to the exceptions set out therein) and any person acting jointly or in concert with the foregoing in respect of the Proposed MVS Amendment. Accordingly, pursuant to the requirements of the BCBCA, the articles of the Corporation and MI 61-101, in order for the Proposed MVS Amendment to be approved, the MVS Amendment Resolution must be approved by: (a) at least two-thirds (2/3) of the votes cast at the Meeting by all Shareholders present in person or represented by proxy, voting together as a single class; (b) at least two-thirds (2/3) of the votes cast at the Meeting by all holders of Multiple Voting Shares present in person or represented by proxy, voting as a class; (c) at least two-thirds (2/3) of the votes cast at the Meeting by all holders of Subordinate Voting Shares present in person or represented by proxy, voting as a class; (d) at least two-thirds (2/3) of the votes cast at the Meeting by all holders of Proportionate Voting Shares present in person or represented by proxy, voting as a class; (e) at least two-thirds (2/3) of the votes cast at the Meeting by all holders of Special Subordinate Voting Shares present in person or represented by proxy, voting as a class; and (f) for the purpose of confirming the requisite minority approval under MI 61-101 has been obtained, a majority of the votes cast at the Meeting by the Shareholders, excluding the votes attached to the following shares (the numbers shown are those known to the Corporation as of the Record Date, after reasonably inquiry): 366,692 Multiple Voting Shares, 5,813 Proportionate Voting Shares and 5,344,321 Subordinate Voting Shares are beneficially owned or over which control or direction is exercised by Messrs. Bachtell, Sampson and Manning, the Brian McCormack Trust or by related parties of Messrs. Bachtell, Sampson and Manning, the Brian McCormack Trust and persons acting jointly or in concert with Messrs. Bachtell, Sampson and Manning and the Brian McCormack Trust (including affiliates and associated), if any.

- 19 - Prior Valuation The Corporation confirms that, after reasonable inquiry, neither Cresco nor any director or senior officer of Cresco has knowledge of any "prior valuation" (as such term is defined in MI 61-101) in respect of Cresco that is relevant to the Proposed MVS Amendment and that has been made in the 24 months before the date of the Circular. Events Subsequent to the Approval Should the Shareholders approve the MVS Amendment Resolution in the manner described under "Shareholder Approval" above, the Corporation will file with the British Columbia Registrar of Companies (the "Registrar") a notice of alteration (the "Notice of Alteration") declaring that the articles of the Corporation have been amended by the Proposed MVS Amendment, unless the Board revokes the MVS Amendment Resolution prior to the filing of the Notice of Alteration, which it may do in its sole discretion. Should the Shareholders reject the MVS Amendment Resolution but approve the Share Exchange Resolution and/or the Redomicile Resolution (each as defined below), it should be noted that (i) the BC Articles (as defined below) and/or (ii) the certificate of incorporation (the "Certificate of Incorporation") attached as Schedule 2 to the Redomicile Plan of Arrangement (as defined below), itself attached as Schedule "G" to this Circular, as applicable, will be modified prior to filing with the Registrar and/or the Delaware Secretary of State to reflect the current terms of the Multiple Voting Shares. Finally, subject to the approval of the Proposed MVS Amendment at the Meeting and the filing of the Notice of Alteration thereafter, the Corporation intends to seek a corresponding amendment to the Investment Agreement as it deems necessary or advisable in order to reflect the extended U.S. Listing Sunset as a result of the Proposed MVS Amendment. Share Exchange Resolution We are seeking Shareholder approval to consider and, if deemed advisable, to adopt a special resolution (the "Share Exchange Resolution") approving a plan of arrangement (the "Share Exchange Arrangement") under the BCBCA whereby the Corporation's securities will be: (i) consolidated at an exchange ratio (the "Exchange Ratio") to be fixed by the Board (subject to a minimum of five (5) and a maximum of fifteen (15) pre-Reverse Split Cresco securities for one (1) post-Reverse Split security) (the "Reverse Split") and (ii) exchanged (the "Share Exchange") for securities of a new British Columbia parent company ("TopCo"), pursuant to which Cresco will become a wholly owned subsidiary of TopCo, the Shareholders will become shareholders of TopCo and TopCo will become a publicly listed holding company with Cresco as its wholly owned subsidiary. Cresco LLC members that have elected to participate in a concurrent exchange offer will exchange their Cresco Redeemable Units for TopCo Shares (as defined below) (the "Unit Exchange"). Prior to the Share Exchange Effective Time (as defined below), Cresco expects to change the name of TopCo to Cresco Labs Inc., or such other name Cresco may determine. The Corporation intends to amend its tax receivable agreement (the "TRA") to exclude the Share Exchange from the definition of "Change of Control" thereunder, so that the Share Exchange does not trigger early termination payments under the TRA. LLC Members that participate in the Unit Exchange will irrevocably waive their entitlements to future TRA payments, thereby eliminating TRA obligations that may otherwise inhibit M&A and other strategic opportunities. These steps will simplify the Corporation's Up-C structure ahead of a potential listing on a U.S. national securities exchange. Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the Share Exchange Resolution. In order to be effective, the special resolution must be approved by not less than two-thirds of the votes cast thereon by Shareholders who are present at the Meeting or by proxy. The Share Exchange Arrangement Pursuant to the Share Exchange Arrangement, all of the outstanding securities of Cresco and the Cresco Redeemable Units of LLC Members electing to participate in the Unit Exchange will be exchanged for equivalent securities of TopCo at the Exchange Ratio, each with the same treatment under applicable securities laws. See "—Securities Law

- 20 - Matters". Completion of the Share Exchange Arrangement will result in Cresco becoming a wholly-owned subsidiary of TopCo, and TopCo will be a publicly-traded holding corporation with Cresco as its wholly-owned subsidiary. The Share Exchange Arrangement will have no impact on a securityholder's ultimate economic interest and will be tax- deferred dispositions for Canadian income tax purposes. Each of the TopCo subordinate voting shares, proportionate voting shares, multiple voting shares and special subordinate voting shares (respectively, the "TopCo Subordinate Voting Shares", "TopCo Proportionate Voting Shares", "TopCo Multiple Voting Shares" and "TopCo Special Subordinate Voting Shares", and collectively, the "TopCo Shares"), will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the equivalent class of Cresco's Subordinate Voting Shares, Proportionate Voting Shares, Multiple Voting Shares and Special Subordinate Voting Shares, respectively. The Exchange Ratio will be fixed by the Board and will represent the Reverse Split of the existing Cresco securities on the basis of between five (5) to fifteen (15) pre-Reverse Split Cresco securities for one (1) post-Reverse Split TopCo security, with the final ratio to be fixed by the Board and communicated by news release. Each of the Subordinate Voting Shares, Proportionate Voting Shares, Multiple Voting Shares and Special Subordinate Voting Shares will be subject to the Reverse Split at the same Exchange Ratio. Cresco's Options and RSUs (together with the Voting Shares, the "Cresco Securities") will be adjusted in accordance with their terms and the terms of the Amended Plan (as defined below) to give effect to the Exchange Ratio (respectively, "Adjusted Options" and "Adjusted RSUs" and together, with the TopCo Shares, the "TopCo Securities"). If the Exchange Ratio is implemented at a ratio greater than 10-to-1, the approval of the Share Exchange Resolution also constitutes Shareholder approval for purposes of CSE Policies 4 and 9, subject to any required CSE acceptance. The Share Exchange will not change the rights of the holders of the Cresco Securities. The Share Exchange will affect securityholders of Cresco uniformly and will not affect any Shareholder's percentage ownership interests in Cresco or proportionate voting power. The TopCo Subordinate Voting Shares, TopCo Proportionate Voting Shares, TopCo Multiple Voting Shares and TopCo Special Subordinate Voting Shares issued pursuant to the Share Exchange will be fully paid and non-assessable. If granted, the final order of the Court (the "Final Order") approving the Share Exchange Arrangement, is expected to provide the basis for the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act") under Section 3(a)(10) thereof (the "Section 3(a)(10) Exemption"). Section 3(a)(10) exempts securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction expressly authorized by law to grant that approval, after a hearing on the substantive and procedural fairness of those terms and conditions at which all persons to whom the securities will be issued have the right to appear and receive timely notice. The Corporation expects the approval of the Supreme Court of British Columbia to satisfy the requirements of Section 3(a)(10), and the Court has been informed that the Corporation intends to rely on the Final Order for this purpose.

- 21 - The following diagrams illustrate the corporate structure prior to the Share Exchange and following completion of the Share Exchange: Following the completion of the Share Exchange Arrangement (the "Share Exchange Effective Date"), the Corporation will carry out certain inter-company transfers of head office assets and liabilities (such as senior management employment contracts and the head office lease) from Cresco to TopCo. LLC Members participating in the Unit Exchange will also become holders of TopCo Subordinate Voting Shares and, together with the existing Shareholders, will be reflected as securityholders of TopCo in the post-Share Exchange structure. Background to and Anticipated Benefits of the Share Exchange Arrangement Management believes that the Share Exchange will provide various benefits to the Corporation and its Shareholders, including, among other things, by streamlining the Corporation's corporate and capital structure and positioning the Corporation for future U.S. capital markets opportunities. • The creation of TopCo creates an avenue for the Corporation to simplify its Up-C structure, by allowing LLC Members to exchange their Cresco Redeemable Units for liquid, exchange-listed TopCo Subordinate Voting Shares. • The Corporation intends to amend its TRA to exclude the Share Exchange from the definition of "Change of Control" thereunder, so that the Share Exchange does not trigger early termination payments under the TRA. LLC Members that participate in the Unit Exchange will irrevocably waive their entitlements to future TRA payments, thereby eliminating TRA obligations that may otherwise inhibit M&A and other strategic opportunities. Current Structure (Prior to the Share Exchange Arrangement) Proposed Structure (Upon Completion of the Share Exchange Arrangement) Existing Security Holders Cresco (British Columbia) TopCo (British Columbia) Business and Assets Existing Security Holders TopCo (British Columbia) Cresco (British Columbia) Business and Assets 100% 100% 100% 100% 100% 100%

- 22 - • The Share Exchange, together with the exchange of Cresco Redeemable Units held by LLC Members for TopCo Subordinate Voting Shares, would eliminate the administrative burden of the Corporation's Up-C structure by moving significant LLC Members into the same parent equity securities as the public Shareholders, and result in substantial cost savings to the Corporation by eliminating the obligation to make TRA payments to those LLC Members participating in the exchange. • The Share Exchange and related Reverse Split of the Corporation's securities are intended to position the Corporation for a potential U.S. exchange listing, to enable the Corporation's Subordinate Voting Shares to trade above limits set by certain retail brokerage firms and trading platforms, and to broaden institutional investor participation. • Subject to certain limited exceptions, the Unit Exchange is also expected to occur on a tax-deferred basis for participating LLC Members. The Unit Exchange may therefore result in less downward selling pressure on the Corporation's share price (relative to a taxable redemption that may trigger selling to cover tax payments). • The Share Exchange is expected to occur on a tax-deferred basis for Canadian and U.S. Shareholders. See "Matters to be Considered at the Meeting – Share Exchange Resolution – Certain Canadian Federal Income Tax Considerations" and "Matters to be Considered at the Meeting – Share Exchange Resolution – United States Federal Income Tax Considerations". On September 18, 2026, TopCo was incorporated for the sole purpose of completing the Share Exchange Arrangement, and on the same date, Cresco and TopCo entered into the arrangement agreement (the "Arrangement Agreement") pursuant to which the parties agreed to complete the Share Exchange Arrangement, in accordance with the plan of arrangement (the "Share Exchange Plan of Arrangement") appended thereto. The completion of the Share Exchange Arrangement is conditional upon, among other things, Shareholder approval of the Share Exchange Arrangement, approval of the Supreme Court of British Columbia (the "Court"), applicable lender and other third-party consents and approval of the Canadian Securities Exchange (the "CSE") for completion of the Share Exchange and the listing of the TopCo Subordinate Voting Shares (including those TopCo Subordinate Voting Shares underlying the Adjusted Options and Adjusted RSUs) for trading on the CSE. On September 18, 2026, the Corporation obtained the interim order of the Court in respect of the Share Exchange Arrangement (the "Interim Order"), a copy of which is attached to this Circular at Schedule "I". Final approval is conditional, among other things, on approval of the Shareholders and the Final Order of the Court. Recommendation of the Board The Board has determined that the Share Exchange Arrangement is fair and reasonable, that it is in the best interests of the Corporation and its Shareholders and unanimously recommends that Shareholders vote IN FAVOUR of the Share Exchange Resolution at the Meeting. In coming to its conclusion and recommendations, the Board considered, among others, the following factors: • the purpose and benefits of the Share Exchange Arrangement as outlined herein; • completion of the Share Exchange Arrangement requires the Court to approve the Share Exchange Arrangement after a hearing at which fairness of the Share Exchange Arrangement to Shareholders will be considered; • the registered Shareholders that oppose the Share Exchange Arrangement may, subject to compliance with certain conditions, dissent with respect to the Share Exchange Resolution and if the Share Exchange Arrangement is completed, be entitled to be paid the fair value for their Subordinate Voting Shares in accordance with section 237 to 247 of the BCBCA, the Share Exchange Plan of Arrangement, the Interim Order and the Final Order.

- 23 - Mechanics of the Share Exchange Arrangement The Share Exchange Arrangement will result in the exchange of Cresco Securities for TopCo Securities at the Exchange Ratio. The Share Exchange Arrangement will be completed in accordance with the BCBCA and the Share Exchange Plan of Arrangement. On the Share Exchange Effective Date, at the Share Exchange Effective Time (as defined below), each of the following events shall occur and shall be deemed to occur, except if otherwise specified, sequentially in the order set out below and without any further authorization, act or formality, in each case, unless stated otherwise: (a) the directors and officers of Cresco will become the directors and officers of TopCo, the committees of the Board will become the committees of the board of directors of TopCo, Baker Tilly US, LLP, the auditors of Cresco, will become the auditors of TopCo and the directors of TopCo will be authorized to fix the remuneration of the auditors of TopCo; (b) the articles of TopCo will be amended to provide for the same provisions and share classes as the articles of Cresco, provided that the authorized number of TopCo Multiple Voting Shares will be equal to the quotient of 500,000 divided by the Exchange Ratio; (c) each Voting Share held by a Dissenting Shareholder (as defined below) shall be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, to the Corporation and such Voting Share shall be cancelled, and in exchange the respective Dissenting Shareholder shall be entitled to be paid by the Corporation the fair market value of such Voting Share determined and payable in accordance with the Share Exchange Plan of Arrangement; (d) each Subordinate Voting Share, Proportionate Voting Share, Multiple Voting Share and Special Subordinate Voting Share (except Voting Shares held by a holder who has validly exercised its Dissent Rights) will be exchanged for TopCo Subordinate Voting Shares, TopCo Proportionate Voting Shares, TopCo Multiple Voting Shares and TopCo Special Subordinate Voting Shares at the Exchange Ratio; (e) Cresco will surrender to TopCo for cancellation the initial TopCo Subordinate Voting Share that was issued to Cresco upon incorporation of TopCo; (f) the Amended Plan will become the long-term incentive plan of TopCo (the "TopCo Plan"); (g) each Option and RSU, to the extent they have not been validly exercised as of the effective time of the Share Exchange Arrangement (the "Share Exchange Effective Time"), will be adjusted in accordance with their terms and the terms of the Amended Plan to give effect to the Exchange Ratio, and shall thereafter be assumed by and become awards of TopCo under the TopCo Plan, in each case on the same terms and conditions with such changes, mutatis mutandis, as the context requires; (h) the corporate policies and board and committee charters of Cresco will be assumed by and become the corporate policies and board and committee charters of TopCo, and the mandates of the Board and its committees will each be assumed by and become the mandates of the board of directors of TopCo and its committees; and (i) any liability or obligation of Cresco to its securityholders shall become the liability or obligation of TopCo and cease to be a liability or obligation of Cresco. The foregoing description of the Share Exchange Arrangement is qualified in its entirety by reference to the full text of the Share Exchange Plan of Arrangement, which is attached at Schedule "F" to this Circular. Upon completion of the Share Exchange, TopCo will seek to list the TopCo Subordinate Voting Shares on the CSE and to become a "reporting issuer" in each jurisdiction in which Cresco is currently a reporting issuer. To the extent

- 24 - that Cresco is then listed on a national U.S. stock exchange, it would seek to list the TopCo Subordinate Voting Shares on such exchange. No fractional TopCo Shares will be issued under the Share Exchange Arrangement. Where the aggregate number of TopCo Shares to be issued to any Shareholders under the Share Exchange Arrangement would result in a fraction of a TopCo Share being issuable, the number of TopCo Shares to be issued to such holder shall be rounded down to the next whole number, and no cash or other consideration shall be paid or payable in lieu of such fraction of a TopCo Share. The members of the Board and officers of the Corporation are not expected to change as a result of the Share Exchange Arrangement. The Share Exchange Arrangement is not expected to cause any material change in the Corporation's business or operations. Subject to the approval of the Share Exchange Resolution at the Meeting, receipt of the Final Order and the satisfaction or waiver of other applicable conditions, the Board will determine the appropriate time to implement the Share Exchange Arrangement. Notwithstanding the foregoing and the approval of the Shareholders, the Board may in its discretion, without further notice to or approval of the Shareholders, decide not to proceed with the Share Exchange Arrangement, if the Board determines that doing so would not be in the best interests of the Corporation. In the event that Shareholders entitled to vote at the Meeting have exercised rights of dissent in respect of the Share Exchange Plan of Arrangement, the Board may, in its sole discretion, decide not to proceed with the Share Exchange Arrangement. Procedure for Exchange To receive TopCo Shares for Voting Shares on completion of the Share Exchange, the enclosed Letter of Transmittal must be completed and returned with the certificate(s) representing such Voting Shares to Odyssey (in such capacity, the "Depositary") in accordance with the instructions set forth in the enclosed letter of transmittal (the "Letter of Transmittal"). Non-Registered Holders must contact their nominee to deposit their Voting Shares. The use of mail to transmit certificates representing Voting Shares and the Letter of Transmittal is at the risk of each Shareholder. Cresco recommends that such certificates and documents be delivered by hand to the Depositary and a receipt thereof be obtained or that registered mail be used. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the Shareholder of the Voting Shares deposited therewith, unless that Shareholder has indicated that the TopCo Shares to be received are to be issued in the name of a person other than the Shareholder or if the TopCo Shares are to be sent to an address other than the address of the Shareholder as shown on the register of Cresco. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program, a member of the Stock Exchanges Medallion Program or a member of the New York Stock Exchange, Inc. Medallion Signature Program. From and after the Share Exchange Effective Time, certificates formerly representing Voting Shares exchanged pursuant to the Share Exchange Arrangement shall represent only the right to receive certificates representing TopCo Shares to which the holders are entitled pursuant to the Share Exchange Arrangement. Each certificate formerly representing Voting Shares that is not deposited with all other documents as required pursuant to the Share Exchange Arrangement on or prior to the third anniversary of the Share Exchange Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive TopCo Shares or any dividends or other distributions which may have been declared thereon. At the expiry of such period, all remaining TopCo Shares will be returned to TopCo or a successor thereof for cancellation and, subject to the requirements of law with respect to unclaimed property, if applicable, any certificate which prior to the Share Exchange Effective Date represented issued and outstanding Voting Shares

- 25 - which has not been surrendered will cease to represent any claim or interest of any kind or nature against Cresco, TopCo or the Depositary. Adjusted Options and RSUs Following the Share Exchange Effective Time, holders of Options or RSUs, respectively, will become holders of Adjusted Options or Adjusted Options to acquire an equivalent number of TopCo Subordinate Voting Shares adjusted for the Exchange Ratio at an equivalent exercise price per share adjusted for the Exchange Ratio. Any document previously evidencing Options or RSUs will thereafter evidence Adjusted Options or Adjusted RSUs, respectively, no award agreements evidencing the Adjusted Options or Adjusted RSUs will be required to be issued, and the Adjusted Options or Adjusted RSUs will be governed by and be subject to the TopCo Plan and applicable award agreement. The Arrangement Agreement The following summarizes, among other things, the material terms of the Arrangement Agreement, a copy of which is available under the Corporation's SEDAR+ profile at www.sedarplus.ca. Shareholders are urged to read the Arrangement Agreement in its entirety for a more complete description of the Share Exchange Arrangement. Effective Date of the Share Exchange Arrangement After obtaining the Final Order and subject to the satisfaction or waiver of the conditions set forth in the Arrangement Agreement, including receipt of all appropriate regulatory approvals, the Share Exchange Arrangement will become effective on a date to be determined by the Board. Mutual Covenants of Cresco and TopCo In the Arrangement Agreement, each of Cresco and TopCo have agreed to do and perform all such acts and things and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of the Arrangement Agreement. Conditions to Closing The Arrangement Agreement provides that the obligations of Cresco to complete the Share Exchange Arrangement are subject to the satisfaction, on or before the Share Exchange Effective Date, of the following conditions precedent, each of which may be waived by Cresco: (a) the Interim Order shall have been granted in form and substance satisfactory to Cresco; (b) the Share Exchange Resolution, without amendment or with amendments acceptable to Cresco, will have been approved by the Shareholders at the Meeting in accordance with the Interim Order; (c) the Final Order shall have been obtained in form and substance satisfactory to Cresco, and will not have been set aside or modified in a manner unacceptable to Cresco, on appeal or otherwise; (d) all Shareholder, corporate, contractual, regulatory and judicial approvals and orders necessary or desirable by Cresco for the completion of the transactions provided for in the Arrangement Agreement and the Share Exchange Plan of Arrangement will have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, including the approval of the CSE, and all will be in full force and effect; (e) the time period for the exercise of any right to dissent conferred upon the Shareholders in respect of the Share Exchange Arrangement shall have expired;

- 26 - (f) no action will have been instituted and be continuing on the Share Exchange Effective Date and there will not be in force any order or decree, in each case restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement or the Share Exchange Plan of Arrangement and no cease trading or similar order with respect to any securities of any of the parties to the Arrangement Agreement will have been issued and remain outstanding; (g) no law, regulation or policy will have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Share Exchange Arrangement or the Share Exchange Plan of Arrangement or its effective application to the Share Exchange Arrangement; (h) the CSE will have conditionally approved the listing thereon, in substitution for the listing thereon of the Subordinate Voting Shares, of the TopCo Subordinate Voting Shares to be issued pursuant to the Share Exchange Arrangement prior to the Share Exchange Effective Time, subject only to compliance with the usual requirements of the CSE; (i) the Board shall not have revoked its approval of the Share Exchange Arrangement at any time and for any reason prior to the Share Exchange Effective Date; and (j) the Arrangement Agreement shall not have been terminated in accordance with its terms. Termination The Arrangement Agreement may at any time before or after the holding of the Meeting but in either case prior to the Share Exchange Effective Date, be unilaterally terminated by direction of the Board in its sole and absolute discretion, at any time without notice to or the approval of the other party to the Arrangement Agreement or the Shareholders and without liability to any of them, and nothing expressed or implied in the Arrangement Agreement or in the Share Exchange Plan of Arrangement will be construed as fettering the absolute discretion of the Board to terminate the Arrangement Agreement and discontinue efforts to effect the Share Exchange Arrangement for whatever reasons they may consider appropriate. Shareholder Approval In order to implement the Share Exchange Arrangement, the Share Exchange Resolution, the text of which is attached to the Circular as Schedule "D", must be approved by at least 66 ⅔% of the votes cast at the Meeting by all Shareholders present in person or represented by proxy, voting together as a single class. Such approval will constitute the Shareholders' approval of the Share Exchange Arrangement. If the Exchange Ratio is implemented at a ratio greater than 10-to-1, the approval of the Share Exchange Resolution also constitutes Shareholder approval for purposes of CSE Policies 4 and 9, subject to any required CSE acceptance. Notwithstanding the foregoing and the approval of the Shareholders, the Board may in its discretion, without further notice to or approval of the Shareholders, decide not to proceed with the Share Exchange Arrangement, if the Board determines that doing so would not be in the best interests of the Corporation. Information Concerning TopCo General TopCo is a wholly-owned subsidiary of Cresco and was incorporated on September 18, 2026, pursuant to the provisions of the BCBCA in order to facilitate and participate in the Share Exchange. TopCo currently has no subsidiaries and no assets. Since incorporation, it has carried on no business other than in connection with the Share Exchange and as otherwise described in this Circular. The notice of articles and articles of TopCo (collectively, the "BC Articles") are in all material respects identical to those of Cresco. As of the closing of the Share Exchange Arrangement, the TopCo Subordinate Voting Share owned by the Corporation will be surrendered for cancellation and securityholders of Cresco will exchange their Cresco Securities for TopCo Securities and the Shareholders will

- 27 - become the shareholders of TopCo. As a result, Cresco will become the wholly-owned subsidiary of TopCo. TopCo will not, as of the closing of the Share Exchange Arrangement, own securities of any other issuer. In connection with the Share Exchange Arrangement, Cresco will transfer its listing on the CSE to TopCo. The financial year end of TopCo is the same as the Corporation, being December 31st. The registered and records office of TopCo is the same as Cresco and is located at Suite 2500 Park Place, 666 Burrard St., Vancouver, British Columbia V6C 2X8. Business of TopCo From and after the Share Exchange Effective Date, TopCo will act as a public holding corporation and will be a reporting issuer in the same jurisdictions in which the Corporation currently is a reporting issuer. TopCo may issue equity and debt securities to the public to provide capital to its subsidiaries and to finance new investments. Cresco will continue its current business. Share Capital of TopCo The authorized share capital of TopCo consists of the same authorized share capital of Cresco, being an unlimited number of subordinate voting shares, an unlimited number of proportionate voting shares, a number of Multiple Voting Shares equal to the quotient of 500,000 divided by the Exchange Ratio, and an unlimited number of special subordinate voting shares. Based upon the number of Voting Shares outstanding on the Record Date and the maximum Exchange Ratio of fifteen (15) pre-Reverse Split Cresco securities for one (1) post-Reverse Split TopCo security, it is expected that there will be approximately 23,608,681 TopCo Subordinate Voting Shares, 5,369 TopCo Proportionate Voting Shares, 10,596,050 TopCo Special Subordinate Voting Shares, and 33,333 TopCo Multiple Voting Shares outstanding immediately following the Share Exchange Effective Time. TopCo Shares The rights, privileges, restrictions and conditions attaching to each class of TopCo Shares are the same as the rights, privileges, restrictions and conditions attaching to each class of Voting Shares. See the sections entitled "Voting Securities and Principal Holders of Voting Securities – Voting Rights" and "Voting Securities and Principal Holders of Voting Securities – Restricted Securities". For the avoidance of doubt, if the Proposed MVS Amendment is approved at the Meeting, the TopCo Multiple Voting Shares will be amended to reflect the Proposed MVS Amendment. Amended Plan As of the Share Exchange Effective Date, TopCo will adopt the Amended Plan as its own plan, and each Cresco award agreement will each be assumed by and become an award agreement of TopCo, in each case on the same terms and conditions with such changes, mutatis mutandis, as the context requires. Financial Statements of TopCo After the Share Exchange Effective Date, management believes that the consolidated financial statements of TopCo will be, in all material respects, the same as the financial statements of Cresco immediately before the Share Exchange Arrangement, on a consolidated basis. The audited annual comparative financial statements of the Corporation for the year ended December 31, 2025 and the related annual management's discussion and analysis, as well as the unaudited interim financial statements of the Corporation for the three and six months ended June 30, 2026 and related management's discussion and analysis are incorporated by reference into this Circular. Directors and Officers of TopCo The initial director and sole executive officer of TopCo is currently Charles Bachtell. Upon the completion of the Share Exchange Arrangement, the TopCo board of directors will be identical to the Board as elected at the Meeting, and each director of TopCo will hold office until the close of the next annual meeting of shareholders of TopCo or

- 28 - until their successors are elected or appointed. The TopCo board of directors will have the same committees with the same responsibilities as the Board as of the Share Exchange Effective Date. In addition, upon completion of the Share Exchange Arrangement, the management team of TopCo shall be comprised of those individuals who are the management team of Cresco immediately prior to the Share Exchange Effective Date. Beneficial Ownership of Securities of TopCo To the knowledge of management of the Corporation, the persons who will own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the TopCo Shares upon completion of the Share Exchange Arrangement will be the same persons, with the Exchange Ratio-adjusted numbers and the same approximate percentages, as set out under the section entitled "Voting Securities and Principal Holders of Voting Securities". Auditors, Transfer Agent and Registrar The auditors of TopCo will be Baker Tilly US, LLP. It is expected that the transfer agent and registrar of the TopCo Shares will be Odyssey Trust Company, at its offices in Toronto, Ontario. Material Contracts Following the Share Exchange, the material contracts of Cresco will (indirectly) be the material contracts of TopCo. See the section entitled "Material Contracts" in the annual information form of the Corporation for the year ended December 31, 2025, dated March 5, 2026 (the "AIF") which is incorporated by reference in this Circular. Exchange Listing Cresco intends to apply for conditional approval of the listing of the TopCo Subordinate Voting Shares on the CSE in substitution of the Subordinate Voting Shares. Cresco has also taken steps towards a potential listing of its Subordinate Voting Shares on a U.S. national securities exchange. To the extent that Cresco is then listed on a national U.S. stock exchange, it would seek to list the TopCo Subordinate Voting Shares on such exchange. If the Share Exchange Arrangement is completed, it is expected that the TopCo Subordinate Voting Shares will be listed on the applicable exchange at the time the TopCo Subordinate Voting Shares are issued in exchange for Subordinate Voting Shares upon completion of the Share Exchange. The TopCo Subordinate Voting Shares will continue to trade under the existing Subordinate Voting Share symbol. Required Court Approvals The Share Exchange Arrangement requires approval by the Court under Section 291 of the BCBCA. Prior to the mailing of the Circular, Cresco obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters related to the Meeting. A copy of the Interim Order is attached to this Circular at Schedule "I". Following approval of the Share Exchange Resolution by Shareholders at the Meeting, Cresco will make application to the Court for the Final Order at 9:45 a.m. (Vancouver time) on November 4, 2026. A copy of the notice of application for the Final Order is attached to this Circular at Schedule "J". In deciding whether to grant the Final Order, the Court will consider, among other things, the fairness of the Share Exchange Arrangement to the Shareholders. At the hearing for the Final Order, Shareholders or other interested persons are entitled to appear in person or by counsel and to make a submission regarding the Share Exchange Arrangement, subject to filing and serving an appearance in accordance with the Interim Order and satisfying any other applicable requirements. At the hearing for the Final Order, the Court may approve the Share Exchange Arrangement either as proposed, or make the Share Exchange Arrangement subject to such terms and conditions as the Court considers appropriate, or may dismiss the application. Depending upon the nature of any required amendments, Cresco or TopCo may determine not to proceed with the Share Exchange Arrangement in the event that any amendment ordered by the Court is not satisfactory to each of them.

- 29 - Dissent Rights Any registered holder of Voting Shares as at the Record Date is entitled to be paid the fair value of such shares by the Corporation in accordance with the provisions of Sections 237-247 of the BCBCA if the Shareholder validly dissents to the Share Exchange Resolution in accordance with the BCBCA (as modified by the Interim Order and the Share Exchange Plan of Arrangement) and the Share Exchange Arrangement becomes effective. See "Dissent Rights" for information regarding such dissent rights, which apply to both Arrangement Resolutions. Certain Canadian Federal Income Tax Considerations The following is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations relating to the Share Exchange Arrangement that are generally applicable to holders of Voting Shares who, at all relevant times, for the purposes of the Income Tax Act (Canada) and the regulations thereunder (the "Tax Act") (i) deal at arm's length with, and are not affiliated with, Cresco or TopCo, and (ii) hold all their Voting Shares as capital property (each such person referred to sometimes in this summary as a "Holder"). A Holder's Voting Shares and TopCo Shares generally will be considered to be capital property of the Holder unless the Holder holds the shares in the course of carrying on a business of trading or dealing in securities or acquired the shares in a transaction considered to be an adventure or concern in the nature of trade. This summary is based on the facts set out in this Circular, the current provisions of the Tax Act, all specific proposals to amend the Tax Act announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and the current published administrative practices and assessing policies of the Canada Revenue Agency (the "CRA") publicly available prior to the date hereof. This summary assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. This summary is not applicable to a Holder that (i) that is a "specified financial institution" for the purposes of the Tax Act, (ii) that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act, (iii) an interest in which is a "tax shelter investment" for the purposes of the Tax Act, (iv) that reports its "Canadian tax results" for the purposes of the Tax Act in a currency other than Canadian currency, (v) that has entered into or will enter into a "derivative forward agreement" or a "synthetic disposition arrangement" (each as defined in the Tax Act) with respect to its Voting Shares or TopCo Shares, (vi) that is a "foreign affiliate" of a taxpayer resident in Canada for purposes of the Tax Act, (vii) that is a partnership for Canadian federal income tax purposes, (viii) that is exempt from tax under Part I of the Tax Act, (ix) that receives dividends on its Voting Shares or TopCo Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act), (x) that, immediately following the Share Exchange Arrangement, will, either alone or together with persons with whom such Holder does not deal at arm's length, either control TopCo or beneficially own shares of TopCo which have a fair market value in excess of 50% of the fair market value of all outstanding shares of the capital stock of TopCo, all within the meaning of the Tax Act, or (xi) that has acquired, or acquires, Voting Shares or TopCo Shares upon the exercise or settlement (or deemed exercise or settlement) of a Cresco Option or Cresco RSU or pursuant to any other employee compensation plan. Such Holders should consult their own tax advisors with respect to the Share Exchange Arrangement. Additional considerations not discussed herein may be applicable to a Holder that is a corporation resident in Canada and is, or becomes or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a series of transactions or events that includes the Share Exchange Arrangement, controlled by a non-resident person or group of non-resident persons not dealing at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. This summary does not address the tax considerations for holders of Cresco Options or Cresco RSUs in connection with the Share Exchange Arrangement. This summary also does not address the Canadian tax considerations for LLC Members participating in the Unit Exchange. Such holders should consult their own tax advisors with respect to the Canadian tax consequences of the Unit Exchange,

- 30 - including the availability of a tax-deferred rollover under subsection 85(1) of the Tax Act. Any such Holders should consult with and rely on their own tax advisors. This summary assumes that Cresco will not make a joint election with any Holder under section 85 of the Tax Act in respect of the exchange of Voting Shares for TopCo Shares pursuant to the Share Exchange Arrangement. This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representations are made with respect to the tax consequences to any particular Holder. Accordingly all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Share Exchange Arrangement applicable to their particular circumstances. Currency Conversion Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. For the purposes of the Tax Act, amounts denominated in a foreign currency must generally be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the Tax Act. Voting Share Reverse Split Generally, a Holder will not realize a capital gain or a capital loss as a result of the Reverse Split, and the aggregate adjusted cost base of a Holder's Voting Shares received on the Reverse Split will be equal to the aggregate adjusted cost base of the Holder's Voting Shares immediately prior to the Reverse Split. No fractional Voting Shares will be issued in connection with the Reverse Split. Where the Reverse Split would otherwise result in a Holder being entitled to a fractional Voting Share, the number of Voting Shares issued to such Holder will be rounded down to the nearest whole number, and no cash or other consideration will be paid in lieu of such fractional entitlement. A Holder who is not entitled to receive a fractional Voting Share may realize a capital loss equal to the adjusted cost base attributable to such fractional entitlement; however, any such loss is expected to be nominal. Holders Resident in Canada This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income convention or treaty, is resident or deemed to be resident in Canada at all relevant times (a "Resident Holder"). Certain Resident Holders whose Voting Shares or Topco Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors regarding whether an election under subsection 39(4) is available and advisable in their particular circumstances. Exchange of Voting Shares for TopCo Shares A Resident Holder that exchanges Voting Shares for TopCo Shares pursuant to the Share Exchange Arrangement will generally be deemed to have disposed of such Voting Shares on a tax-deferred basis under section 85.1 of the Tax Act, unless such Resident Holder chooses to recognize a capital gain or capital loss, otherwise determined, in computing their income for the taxation year that includes the Share Exchange Arrangement. Where a Resident Holder does not choose to recognize a capital gain (or a capital loss) in respect of the exchange of Voting Shares for TopCo Shares, such Resident Holder will be deemed to have disposed of the Voting Shares for proceeds of disposition equal to the Resident Holder's adjusted cost base (as defined in the Tax Act) of those shares, determined immediately before the Share Exchange, and the Resident Holder will be deemed to have acquired TopCo Shares at a cost equal to such adjusted cost base of the Voting Shares. The cost of such TopCo Shares will be averaged

- 31 - with the adjusted cost base of all other TopCo Shares (if any) held by the Resident Holder as capital property at that time for the purpose of determining the adjusted cost base of each TopCo Share held by the Resident Holder. If a Resident Holder chooses to recognize a capital gain (or a capital loss) on the exchange of Voting Shares for TopCo Shares by including all or any portion of the capital gain (or capital loss) in computing their income for the taxation year in which the Share Exchange Arrangement is completed, the Resident Holder will recognize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the TopCo Shares received in exchange for the Voting Shares (as determined at the time of the exchange), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base (as defined in the Tax Act) of the Voting Shares to the Resident Holder, determined immediately before the exchange. The cost of TopCo Shares acquired on the exchange will be equal to the fair market value thereof in these circumstances. This cost will be averaged with the adjusted cost base of all other TopCo Shares (if any) held by the Resident Holder as capital property immediately before the exchange for the purpose of determining the adjusted cost base of each TopCo Share held by the Resident Holder. Resident Holders should consult their own tax advisors in this regard. See "Holders Resident in Canada ‒ Taxation of Capital Gains and Capital Losses" below for a general description of the treatment of capital gains and capital losses under the Tax Act. Holding and Disposing of TopCo Shares In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the TopCo Shares will be included in computing the Resident Holder's income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an "eligible dividend" in accordance with the provisions of the Tax Act. A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the TopCo Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act may deem a taxable dividend received by a Resident Holder that is a corporation to be proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the TopCo Shares to the extent such dividends are deductible in computing taxable income for the year. Generally, a Resident Holder who disposes of or is deemed to dispose of TopCo Share in a taxation year will be subject to the rules described below under "Taxation of Capital Gains and Capital Losses". Taxable dividends received or deemed to be received by individuals and certain trusts may, in certain circumstances, give rise to the alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the minimum tax provisions. Taxation of Capital Gains and Capital Losses A Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in that year. Generally, a Resident Holder will be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. A capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares. Similar rules may apply where shares are owned by a partnership or

- 32 - trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors. Minimum Tax A Resident Holder that is an individual or a trust (other than certain trusts) may be liable for alternative minimum tax as a result of realizing a capital gain or upon receipt of taxable dividends, including deemed dividends. Such Resident Holders should consult their own tax advisors in this regard. Additional Refundable Tax A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) throughout a taxation year or a "substantive CCPC" (as defined in the Tax Act) at any time in a taxation year may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income", which is defined in the Tax Act to include amounts in respect of taxable capital gains, interest and dividends (including deemed dividends) that are not deductible in computing the Resident Holder's taxable income for the taxation year. Dissenting Resident Holders A Resident Holder that dissents in respect of the Share Exchange Arrangement and who becomes entitled to a payment from the Corporation equal to the fair value of such Holder's Voting Shares (a "Dissenting Resident Holder") will dispose of its Voting Shares to the Corporation, and will be deemed to have received a dividend under subsection 84(3) of the Tax Act equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court in connection with the Share Exchange Arrangement) exceeds the "paid-up capital" of such Voting Shares for purposes of the Tax Act immediately before that time. A Dissenting Resident Holder will be required to include in computing its income for a taxation year any dividend deemed to be received on the Voting Shares. In the case of a Dissenting Resident Holder that is an individual (including certain trusts), any such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation. In the case of a Dissenting Resident Holder that is a corporation, any such dividend generally will be included in computing such Dissenting Resident Holder's income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the Tax Act. In certain circumstances, including where subsection 55(2) of the Tax Act applies, a taxable dividend received by a Dissenting Resident Holder that is a corporation will be treated under the Tax Act as proceeds of disposition or a capital gain. Dissenting Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Dissenting Resident Holder who transfers Voting Shares to the Corporation for cancellation will also be considered to have disposed of its Voting Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (other than any portion of the payment that is interest awarded by a court in connection with the Share Exchange Arrangement), less the amount of any deemed dividend arising on the transfer described above. The Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Holder's Voting Shares. For a description of the tax treatment of capital gains and capital losses, see "Taxation of Capital Gains and Capital Losses" above. Any interest awarded to a Dissenting Resident Holder by a court will be required to be included in such Holder's income for purposes of the Tax Act. In addition, a Dissenting Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" or, at any time in the year, a "substantive CCPC" (each as defined in the Tax Act) may be liable to pay an additional tax on its "aggregate investment income" (as defined in the Tax Act), including interest income. Dissenting Shareholders who for any reason are not entitled to be paid the fair value of their Voting Shares by the Corporation will be treated as if they had participated in the Share Exchange Arrangement on the same basis as

- 33 - Resident Holders who do not exercise Dissent Rights. The principal Canadian federal tax considerations generally applicable to such Dissenting Shareholders who are Resident Holders in connection with their Voting Shares will be the same as those described above under "Holders Resident in Canada - Exchange of Voting Shares for TopCo Shares". Holders Not Resident in Canada This portion of the summary applies to a Holder who, at all relevant times, for the purposes of the Tax Act, (i) is not, and is not deemed to be, resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, Voting Shares or exchanged TopCo Shares in connection with carrying on a business in Canada, (iii) is not a person who carries on an insurance business in Canada and elsewhere, (iv) is not an "authorized foreign bank" (as defined in the Tax Act), and (v) is not a "foreign affiliate" (as defined in the Tax Act) of a person resident in Canada (a "Non-Resident Holder"). Exchange of Voting Shares for TopCo Shares A Non-Resident Holder will generally not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized on the exchange of its Voting Shares or exchanged TopCo Shares pursuant to the Share Exchange Arrangement unless such Voting Shares are (or are deemed to be) "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder at the time of such exchange and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. The Voting Shares will generally not be taxable Canadian property unless at any time during the 60-month period immediately preceding the disposition (i) the Non- Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the capital stock of Cresco and (ii) more than 50% of the fair market value of the common shares of Cresco was derived directly or indirectly from certain resource properties, timber resource properties, real or immovable properties situated in Canada, or an option in respect of or an interest in or right in any such property, whether or not the property exits (or a combination thereof). In certain other circumstances set out in the Tax Act, Voting Shares could be deemed to be taxable Canadian property. Even if the Voting Shares are "taxable Canadian property" to a Non-Resident Holder, such Non-Resident Holder may be exempt from Canadian tax on any capital gain realized on the exchange of its Voting Shares pursuant to the Share Exchange Arrangement by virtue of an applicable income tax treaty or convention to which Canada is a signatory. Non-Resident Holders whose Voting Shares may constitute "taxable Canadian property" should consult their own tax advisors in this regard. If the Voting Shares are or are deemed to be "taxable Canadian property" of a Non-Resident Holder and such Non- Resident Holder is not eligible for relief pursuant to an applicable income tax treaty or convention to which Canada is a signatory, then the exchange of such Non-Resident Holder's Voting Shares pursuant to the Share Exchange Arrangement will generally be subject to the same Canadian tax consequences applicable to a Resident Holder as discussed above under the heading "Holders Resident in Canada – Exchange of Voting Shares for TopCo Shares", including qualifying for the automatic tax-deferred rollover under section 85.1 of the Tax Act. The cost to a Non-Resident Holder of the TopCo Shares acquired on the exchange of Voting Shares pursuant to the Share Exchange Arrangement will be computed in the same manner as described above with respect to a Resident Holder under the heading "Holders Resident in Canada – Exchange of Voting Shares for TopCo Shares". Dividends on TopCo Shares Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on TopCo Shares will be subject to Canadian non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention or treaty. Where the Non-Resident Holder is a U.S. resident entitled to the full benefits under the Canada-U.S. Income Tax Convention (1980), as amended (the "Convention"), and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

- 34 - Disposing of TopCo Shares A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of TopCo Shares unless such shares are or are deemed to be "taxable Canadian property" as defined in the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention or treaty. Generally, a TopCo Share that is listed on a designated stock exchange (which currently includes the CSE) will generally not be taxable Canadian property to a Non-Resident Holder unless either (a) they were acquired in exchange for Voting Shares that were taxable Canadian property (as discussed above under the subheading "Exchange of Voting Shares for TopCo Shares") no more than 60 months prior to the disposition of the TopCo Shares; or (b) at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the capital stock of TopCo and (ii) more than 50% of the fair market value of the common shares of TopCo was derived directly or indirectly from certain resource properties, timber resource properties, real or immovable properties situated in Canada, or an option in respect of or an interest in or right in any such property, whether or not the property exits (or a combination thereof). By reason of the Convention, even if a TopCo Share constitutes taxable Canadian property to a particular Non-Resident Holder that is entitled to the full benefits of the Convention, no tax will generally be payable under the Canadian Tax Act on a capital gain realized on the disposition of such TopCo Share by such Non-Resident Holder, provided the value of such TopCo Share at the time of disposition is not derived principally from "real property situated in Canada" as defined in the Convention. Even if the TopCo Shares are "taxable Canadian property" to a Non-Resident Holder, such Non-Resident Holder may be exempt from Canadian tax on any capital gain realized on the disposition of its TopCo Shares by virtue of an applicable income tax treaty or convention to which Canada is a signatory. Non-Resident Holders whose TopCo Shares may constitute "taxable Canadian property" should consult their own tax advisors in this regard. If the TopCo Shares are or are deemed to be "taxable Canadian property" of a Non-Resident Holder and such Non- Resident Holder is not eligible for relief pursuant to an applicable income tax treaty or convention to which Canada is a signatory, then the disposition of such Non-Resident Holder's TopCo Shares pursuant to the Share Exchange Arrangement will generally be subject to the same Canadian tax consequences applicable to a Resident Holder as discussed above under the heading "Holders Resident in Canada – Holding and Disposing of TopCo Shares". Dissenting Non-Resident Holders A Non-Resident Holder that dissents in respect of the Share Exchange Arrangement and who becomes entitled to a payment from the Corporation equal to the fair value of such Holder's Voting Shares (a "Dissenting Non-Resident Holder") will dispose of its Voting Shares to the Corporation and will be deemed to have received a dividend under subsection 84(3) of the Tax Act equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court in connection with the Share Exchange Arrangement) exceeds the "paid- up capital" of such Voting Shares for purposes of the Tax Act immediately before that time. A dividend deemed to be received by a Dissenting Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be substantiated under the terms of an applicable tax treaty. For example, a dividend deemed to be received by a Dissenting Non-Resident Holder that is a resident of the United States for purposes of the Convention, is fully entitled to benefits under the Convention and is the beneficial owner of such dividends will generally be subject to withholding tax at a treaty-reduced rate of 15% (or 5% if the beneficial owner of such dividends is a company that owns at least 10% of the Voting Shares). Dissenting Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement, if any, to relief under an applicable tax treaty. A Dissenting Non-Resident Holder who transfers Voting Shares to the Corporation for cancellation will also be considered to have disposed of its Voting Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder (other than any portion of the payment that is interest awarded by a court in connection with the Share Exchange Arrangement), less the amount of any deemed dividend arising on the transfer described above. The Dissenting Non-Resident Holder will realize a capital gain (or capital loss) to the extent that the

- 35 - proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Non-Resident Holder's Voting Shares. The Dissenting Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain unless the Voting Shares are or are deemed to be "taxable Canadian property" to the Dissenting Non-Resident Holder at the time of the disposition and such gain is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Generally, the rules relating to whether Voting Shares are "taxable Canadian property" are discussed above under the heading "Holders Not Resident in Canada – Disposing of TopCo Shares". In the event the Voting Shares are "taxable Canadian property" of a Dissenting Non-Resident Holder and the Dissenting Non-Resident Holder is not entitled to an exemption pursuant to the provisions of an applicable tax treaty (if any), any capital gain or capital loss realized by the Dissenting Non-Resident Holder will be treated in the same manner as described under the heading "Taxation of Capital Gains and Capital Losses" above. Generally, a Dissenting Non-Resident Holder will not be subject to Canadian income or withholding tax under the Tax Act on any interest awarded to such Holder by a court by a court in connection with the Share Exchange Arrangement. Eligibility for Investment of TopCo Shares The TopCo Shares, if issued on the date hereof, would be at the time of acquisition a "qualified investment" under the Tax Act for a trust governed by a "registered retirement savings plan", "registered retirement income fund", "registered education savings plan", "registered disability savings plan", "first home savings account", "tax-free savings account" (collectively, "Registered Plans"), or a "deferred profit sharing plan" (each as defined in the Tax Act), provided that at the time of the acquisition, (i) such TopCo Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the CSE), or (ii) TopCo is a "public corporation" other than a "mortgage investment corporation" for purposes of the Tax Act. Notwithstanding that the TopCo Shares may be "qualified investments" under the Tax Act for Registered Plans as described above, the holder of, or annuitant or subscriber under, a Registered Plan (the "Controlling Individual") will be subject to a penalty tax in respect of any TopCo Shares held in a Registered Plan if such shares are a "prohibited investment" (as defined in the Tax Act) for the particular Registered Plan. A TopCo Share generally will not be a prohibited investment for a Registered Plan provided that the Controlling Individual: (i) deals at arm's length with TopCo for purposes of the Tax Act, and (ii) does not have a "significant interest" (as defined in the Tax Act for the purposes of the prohibited investment rules) in TopCo. In addition, TopCo Shares will not be a prohibited investment if they are "excluded property" (as defined in the Tax Act for the purposes of the prohibited investment rules) for a Registered Plan. Resident Holders that intend to hold their TopCo Shares through a Registered Plan should consult their own tax advisors. Certain United States Federal Income Tax Considerations The following is a discussion of certain material U.S. federal income tax considerations for U.S. Holders and Non- U.S. Holders (each as defined below) of Voting Shares who exchange their Voting Shares for TopCo Shares in the Share Exchange. This discussion addresses only U.S. Holders and Non-U.S. Holders of Voting Shares, as applicable, who hold their Voting Shares as a "capital asset" within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment). This discussion assumes that the Share Exchange will be completed in accordance with the Share Exchange Arrangement and as further described in this Circular but does not address the exchange of Cresco Redeemable Units for TopCo Shares. This discussion also assumes that the Corporation is currently classified, and TopCo will, after the Share Exchange, be classified as a U.S. domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code. LLC Members participating in the Unit Exchange should consult their own tax advisors regarding the U.S. federal income tax consequences of the Unit Exchange. This summary is based on the provisions of the Code, Treasury Regulations (whether final, temporary or proposed) promulgated thereunder ("Treasury Regulations"), administrative rules and judicial decisions, all as in effect on the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this

- 36 - section applies. Except as otherwise provided herein, we have not sought and will not seek any rulings from the U.S. Internal Revenue Service ("IRS") or formal opinions of tax advisors with respect to the statements made and the conclusions reached in the following discussion. The statements and conclusions herein are not free from doubt, and there can be no assurance that your tax advisor, the IRS or a court will agree with such statements and conclusions. For purposes of this discussion, we use the term "U.S. Holder" to mean a beneficial owner of Voting Shares that is, for U.S. federal income tax purposes: • an individual who is a citizen or resident of the United States; • a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state thereof or the District of Columbia; • an estate the income of which is subject to U.S. federal income tax without regard to its source; or • a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of Voting Shares that is not a U.S. Holder and is not classified for U.S. federal income tax purposes as a partnership. If a partnership (including an entity classified as a partnership for U.S. federal income tax purposes) holds Voting Shares, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. A Shareholder that is a partnership and the partners (or other owners) in such partnership are urged to consult their own tax advisors about the U.S. federal income tax consequences of the Share Exchange. This discussion does not address any U.S. federal estate, gift or alternative minimum tax laws, nor does it address any tax consequences arising under the Medicare or surtax on net investment income. This discussion also does not address all aspects of U.S. federal income taxation that may be relevant to holders of Voting Shares, as applicable, in light of their particular circumstances, or to holders subject to special rules, including but not limited to: • non-U.S. persons, including those holders subject to the special provisions of the U.S. federal income tax laws known as the "Foreign Investment in Real Property Tax Act of 1980," or FIRPTA; • tax-exempt entities and organizations and governmental organizations; • persons who hold their Voting Shares through tax-qualified retirement plans; • banks, insurance companies or other financial institutions; • mutual funds and exchange traded funds; • brokers, traders or dealers in securities or foreign currencies; • U.S. Holders whose functional currency is not the U.S. dollar; • U.S. expatriates or former long-term residents of the United States; • regulated investment companies; • real estate investment trusts; • S corporations, partnerships or other entities or arrangements treated as partnerships, pass-through entities or disregarded entities for U.S. federal income tax purposes (and investors therein); • accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code; • persons who hold Voting Shares as part of a hedging, synthetic security or conversion transaction as part of a short-sale or straddle or other integrated or risk-reduction transaction for U.S. federal income tax purposes; • persons deemed to sell Voting Shares under the constructive sale provisions of the Code; • persons who acquired their Voting Shares pursuant to the exercise of warrants or conversion rights under convertible instruments; • persons who acquire Voting Shares pursuant to the exercise of compensatory options or otherwise as compensation or holders of employee stock options; • Cresco Labs, LLC and any current or former indirect and direct owners therein; • persons who own (or are deemed to own) five-percent (5%) or more of the outstanding Voting Shares (except as specifically provided below);

- 37 - • persons that take the position that their Voting Shares meet the requirements of "qualified small business stock" under Section 1202 of the Code; or • non-U.S. Holders that are corporations organized outside the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. persons for U.S. federal income tax purposes. THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE SHARE EXCHANGE TO HOLDERS OF VOTING SHARES. TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF THE SHARE EXCHANGE TO THE HOLDERS OF VOTING SHARES WILL DEPEND ON EACH HOLDER'S PARTICULAR TAX SITUATION. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY. General Assuming that the Share Exchange is completed as currently contemplated, the Corporation and TopCo intend that the Share Exchange, together with the Unit Exchange, will qualify as part of integrated transactions constituting a related transfer governed by Section 351(a) of the Code. We have not sought and will not seek any rulings from the IRS as to such tax treatment. No opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurances that the IRS will not take a contrary position or that any contrary position taken by the IRS will not be sustained by a court. Anticipated Federal Tax Consequences of the Share Exchange to U.S. Holders of the Exchange of Voting Shares for TopCo Shares Subject to the limitations and qualifications set forth in this section "Anticipated Federal Income Tax Consequences of the Share Exchange to U.S. Holders of Voting Shares," and on the basis that the Share Exchange will be treated as described above, the following are the anticipated material United States federal income tax consequences to the U.S. Holders whose shares of Voting Shares are exchanged for shares of TopCo Shares pursuant to the Share Exchange: • no gain or loss will be recognized upon the exchange of shares of Voting Shares for shares of TopCo Shares pursuant to the Share Exchange; • the aggregate tax basis for the shares of TopCo Shares received in the Share Exchange will be equal to the aggregate tax basis for shares of Voting Shares surrendered in exchange therefor in the Share Exchange; and • the holding period for shares of TopCo Shares received in the Share Exchange will include the holding period for its shares of Voting Shares surrendered in exchange therefor in the Share Exchange. Each U.S. Holder who receives shares of TopCo Shares in the Share Exchange is generally required to retain permanent records pertaining to the Share Exchange, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such transaction. Additionally, certain information reporting requirements may apply to each U.S. Holder that is a "significant holder" of Voting Shares. A "significant holder" is a holder of Voting Shares, that, immediately before the Share Exchange, owned at least 1% (by vote or value) of the outstanding Voting Shares, the aggregate federal income tax basis of which was at least $1 million.

- 38 - Tax Consequences if the Share Exchange Fails to Qualify, Together with the Unit Exchange, as Integrated Transactions Constituting a Related Transfer Governed by Section 351(a) of the Code If the Share Exchange fails to qualify, together with the Unit Exchange, as integrated transactions constituting a related transfer governed by Section 351(a) of the Code, a U.S. Holder of Voting Shares generally would recognize gain or loss for U.S. federal income tax purposes with respect to each share of Voting Shares surrendered in the Share Exchange in an amount equal to the difference between the fair market value, at the time of the Share Exchange, of the TopCo Shares received in the Share Exchange and such U.S. Holder's tax basis in the Voting Shares surrendered in the Share Exchange. Gain or loss would be calculated separately for each block of Voting Shares exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. Holder's holding period in a particular block of Voting Shares exceeds one year at the effective time of the Share Exchange. Long-term capital gain of non- corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates as compared to short-term capital gain or ordinary income. The deductibility of capital losses is subject to limitations. A U.S. Holder's tax basis in shares of TopCo Shares received in the Share Exchange would be equal to the fair market value thereof as of the effective time of the Share Exchange, and such U.S. Holder's holding period in such shares would begin on the day following the Share Exchange. Backup Withholding If the Share Exchange qualifies as, together with the Unit Exchange, a part of integrated transactions constituting a related transfer governed by Section 351(a) of the Code, backup withholding will not apply to U.S. Holders. Anticipated Federal Income Tax Consequences of the Share Exchange to Non-U.S. Holders If the Share Exchange, together with the Unit Exchange, qualifies as integrated transactions constituting a related transfer governed by Section 351(a) of the Code, Non-U.S. Holders who exchange their Voting Shares for TopCo Shares in the Share Exchange generally should not recognize any gain or loss, and accordingly should not be subject to U.S. federal income tax, as a result of the Share Exchange. If the Share Exchange does not so qualify, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding tax) on any gain recognized upon the exchange of Voting Shares for TopCo Shares pursuant to the Share Exchange unless: (i) such gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States within the meaning of Section 871(b) of the Code and, if an applicable tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, in which case the Non-U.S. Holder will be subject to tax on the net gain derived from the exchange at regular graduated U.S. federal income tax rates, and if the Non-U.S. Holder is a corporation, may also be subject to a U.S. branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty; (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year that includes the Share Exchange and certain additional conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax on the gain from the exchange, which may be offset by U.S. source capital losses; or (iii) the Corporation is or has been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the Non-U.S. Holder's holding period or the five- year period ending on the date of the Share Exchange and either (a) the Voting Shares do not satisfy the Regularly Traded Exception or (b) such Non-U.S. Holder is a 5% Shareholder. For a discussion of the Corporation's USRPHC status and FIRPTA rules, see "Matters to be Considered at the Meeting – Redomicile Resolution – Certain United States Federal Income Tax Consequences – FIRPTA". Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results.

- 39 - Payments Related to Dissent Rights U.S. Holders A U.S. Holder of Voting Shares that exercises Dissent Rights in connection with the Share Exchange Arrangement and is paid cash in exchange for all of its Voting Shares will generally recognize taxable gain or loss in an amount equal to the difference, if any, between (1) the amount of cash received by such U.S. Holder in exchange for its Voting Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income), and (2) the tax basis of the U.S. Holder in its Voting Shares surrendered. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder's holding period in the Voting Shares exceeds one year at the effective time of the Share Exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Non-U.S. Holders A Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain recognized upon the exercise of Dissent Rights in connection with the Share Exchange Arrangement unless: (i) the gain is effectively connected with a U.S. trade or business carried on by the Non-U.S. Holder (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder), in which case the Non-U.S. Holder will be subject to tax on the net gain from the sale at regular graduated U.S. federal income tax rates, and if the Non-U.S. Holder is a corporation, may be subject to an additional U.S. branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty; (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax on the gain from the sale, which may be offset by U.S. source capital losses; or (iii) the Corporation is or has been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the Non- U.S. Holder's holding period or the five-year period ending on the date of the Share Exchange and either (a) the Voting Shares do not satisfy the Regularly Traded Exception or (b) such Non-U.S. Holder is a 5% Shareholder. Non-U.S. Holders should consult with their tax advisors regarding potentially applicable income tax treaties that may provide for different rules. Interest Payment Related to Dissent Rights A U.S. Holder or Non-U.S. Holder of Voting Shares that receives payment pursuant to the exercise of Dissent Rights in connection with the Share Exchange Arrangement may also receive an amount of interest income. Any such interest income that is received by a U.S. Holder will be subject to U.S. federal income tax at ordinary income rates. Any such interest income that is received by a Non-U.S. Holder should not be subject to U.S. federal income tax unless the interest income is effectively connected with the conduct of a trade or business (and, if a United States income tax treaty applies, is attributable to a permanent establishment maintained) within the United States by the Non-U.S. Holder, in which event the interest income will be subject to U.S. federal income tax at ordinary income rates. If the Non-U.S. Holder is classified as a corporation for U.S. federal income tax purposes, any interest income that is treated as effectively connected with the conduct of a trade or business may also be subject to a U.S. branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. The effectively connected income will not be subject to U.S. federal income tax withholding if the Non-U.S. Holder furnishes a properly completed IRS Form W-8ECI (or a suitable successor form) to the person that otherwise would be required to withhold such U.S. federal income tax. Interest income that is not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. federal income tax withholding unless the Non-U.S. Holder furnishes a properly completed applicable IRS Form W- 8BEN that properly establishes an exemption.

- 40 - HOLDERS OF VOTING SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE SHARE EXCHANGE IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND OF ANY FUTURE CHANGES IN SUCH LAWS. Securities Laws Matters The following discussion of Canadian securities laws and their application to the Share Exchange Arrangement, is necessarily general and accordingly is not intended and should not be relied upon as legal advice. Therefore, Shareholders should consult with their legal counsel regarding applicable resale restrictions relating to securities issuable to them in connection with Share Exchange Arrangement. Canadian Securities Law Considerations The TopCo Shares to be issued to the Shareholders who are not Dissenting Shareholders pursuant to the Share Exchange Arrangement, including LLC Members who participate in the Unit Exchange, will be issued under exemptions from the requirements to provide a prospectus under applicable Canadian securities laws. The TopCo Shares may be resold in each of the provinces and territories of Canada without significant restriction, provided that TopCo or Cresco (as party to the Share Exchange Arrangement) is a "reporting issuer" under applicable securities legislation in a jurisdiction of Canada at the time of resale, the holder is not a "control person" as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for the securities, no extraordinary commission or consideration is paid in respect of that sale and there is no order or injunction preventing such resale. Pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the Share Exchange Arrangement is a "down stream transaction". In accordance with MI 61- 101, if the transaction is a "business combination" or a "related party transaction", then a formal valuation and minority securityholder approval of the transaction in accordance with MI 61-101 would be required, unless an exemption is available to the issuer. Since the definition of "business combination" in MI 61-101 specifically excludes a "down stream transaction" and the provisions applying to "related party transactions" do not apply to "down stream transactions", the Corporation is not required to obtain a formal valuation or seek minority approval for the Share Exchange Arrangement pursuant to MI 61-101. In addition, no "collateral benefit" (as such term is defined in MI 61- 101) is being received by any related party to the Corporation in connection with the Share Exchange Arrangement. TopCo is not, as at the date hereof, a reporting issuer in any province or territory of Canada; however, upon completion of the Share Exchange Arrangement, TopCo will be a reporting issuer in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, Québec, and Saskatchewan, and will apply to list the shares of the TopCo on the CSE. United States Securities Law Considerations The Final Order of the Court, if granted, is expected to provide the basis for the exemption from the registration requirements of the U.S. Securities Act under the Section 3(a)(10) Exemption. Section 3(a)(10) exempts securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction expressly authorized by law to grant that approval, after a hearing on the substantive and procedural fairness of those terms and conditions at which all persons to whom the securities will be issued have the right to appear and receive timely notice. The Corporation expects the approval of the Court to satisfy the requirements of Section 3(a)(10), and the Court has been informed that the Corporation intends to rely on the Final Order for this purpose. The Section 3(a)(10) Exemption is similarly intended to apply to the issuance of TopCo Subordinate Voting Shares to LLC Members who participate in the Unit Exchange. Redomicile Resolution We are seeking Shareholder approval to consider and, if deemed advisable, to adopt a special resolution (the "Redomicile Resolution" and together with the Share Exchange Resolution, the "Arrangement Resolutions")

- 41 - approving a plan of arrangement (the "Redomicile Arrangement" and together with the Share Exchange Arrangement, the "Arrangements") under the BCBCA whereby TopCo will continue out of British Columbia, Canada to the State of Delaware in the United States, with corresponding changes to the Corporation's share capitalization, including the adoption of a new U.S.-style long-term incentive plan, to take effect upon implementation of the Redomicile. Subject to the approval of the Redomicile Resolution at the Meeting, the Board will determine the appropriate time to implement the Redomicile and may implement the Redomicile at any time following the Share Exchange on or before December 31, 2027, or may exercise its discretion not to proceed with the Redomicile, if the Board determines that doing so would not be in the best interests of the Corporation, in each case without further Shareholder approval. Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies IN FAVOUR of the Redomicile Resolution. In order to be effective, the special resolution must be approved by not less than two-thirds of the votes cast thereon by Shareholders who are present at the Meeting or by proxy. The Redomicile Arrangement At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the Redomicile Resolution. Pursuant to the Redomicile, TopCo will continue out from the jurisdiction of the BCBCA and continue into and domesticate in Delaware under Section 388 of the Delaware General Corporation Law ("DGCL") while maintaining the same corporate name as TopCo (TopCo upon and following the Redomicile, "U.S. TopCo"). The Redomicile Arrangement includes TopCo's adoption of new charter documents, being the certificate of domestication (the "Certificate of Domestication"), the Certificate of Incorporation and proposed Delaware bylaws ("U.S. Bylaws") in the forms attached as Schedules 1, 2 and 3, respectively, to the Redomicile plan of arrangement (the "Redomicile Plan of Arrangement" and together with the Share Exchange Plan of Arrangement, the "Plans of Arrangement"), and adoption of the authorized capital structure contemplated in such charter documents. The Redomicile Arrangement also includes TopCo's adoption of a fixed long-term incentive plan in connection with the Redomicile (the "U.S. Incentive Plan"). The U.S. Incentive Plan will be in substantially the same form as the Amended Plan, but with a fixed initial reserve of 75,000,000 (before giving effect to the Exchange Ratio) U.S. TopCo Subordinate Voting Shares, together with an annual increase equal to 5% of the number of U.S. TopCo Subordinate Voting Shares issued and outstanding as of the end of the immediately preceding fiscal year, subject to an aggregate limit of 200,000,000 (before giving effect to the Exchange Ratio). Outstanding Options and RSUs expected to transition to the U.S. Incentive Plan upon the Redomicile will count against the 75,000,000 share reserve, and any unused shares remaining under the Amended Plan will be retired and will not carry forward into the U.S. Incentive Plan. The outstanding Options and RSUs expected to transition to the U.S. Incentive Plan are measured on the same basis, before giving effect to the Exchange Ratio. The Corporation's current Amended Plan is a "rolling" incentive plan pursuant to which the aggregate number of Subordinate Voting Shares reserved for issuance thereunder is set by reference to the current issued and outstanding Subordinate Voting Shares. The U.S. Incentive Plan will permit grants of options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards to employees, directors, consultants and other eligible service providers. Each Award will generally be subject to a minimum 12-month vesting or restriction period, subject to the exceptions in the U.S. Incentive Plan. The plan will prohibit repricing of options and stock appreciation rights, except for specified corporate transactions unless stockholder approval is obtained. Upon a Change in Control (as defined in the U.S. Incentive Plan), outstanding Awards generally will terminate unless continued, assumed or replaced with substitute awards; if Awards terminate, options and stock appreciation rights generally become fully exercisable and time- and performance-based Awards generally vest or are earned in accordance with the plan's terms. The maximum number of shares issuable pursuant to Incentive Stock Options will be 200,000,000. For so long as the U.S. TopCo Subordinate Voting Shares are listed on a Canadian exchange, the U.S. Incentive Plan will also be subject to Canadian exchange limits, including a 5% of the issued and outstanding shares limit for Awards to any one participant at adoption and a 10% limit on Awards granted within any one-year period, in each case subject to the plan and applicable exchange rules. See "Director and Named Officer Compensation – Incentive Plans – Long-Term Incentive Plan" for details of the

- 42 - Amended Plan. See Schedule 4 which is attached to Schedule "G" hereto for a summary of the U.S. Incentive Plan, and Schedule 5 which is attached to Schedule "G" hereto for the full text of the U.S. Incentive Plan. If granted, the Final Order of the Court approving the Redomicile Arrangement is expected to provide the basis for reliance on the Section 3(a)(10) Exemption for securities issued in exchange for one or more bona fide outstanding securities under the Redomicile Arrangement. The exemption applies where a court of competent jurisdiction expressly authorized by law approves the substantive and procedural fairness of the terms and conditions of the issuance and exchange after a hearing at which all proposed recipients have the right to appear and receive timely notice. The Corporation expects the approval of the Court to satisfy these requirements, and the Court has been informed that the Corporation intends to rely on the Final Order for this purpose. Background to the Redomicile Arrangement Management believes that the Redomicile Arrangement will provide various benefits to the Corporation and its shareholders, including, among other things, by streamlining the Corporation's corporate structure and positioning the Corporation for future U.S. capital markets opportunities. • On December 18, 2025, U.S. President Trump signed an Executive Order titled "Increasing Medical Marijuana and Cannabidiol Research" (the "Executive Order") directing the U.S. Attorney General to expedite the process of rescheduling marijuana and to work with the United States Congress to modify the revised definition of "hemp" included in the federal government's continuing budget resolution passed by Congress on November 12, 2025 (the "Hemp Amendments"). • As of the date of this Circular, state-licensed medical cannabis and U.S. Food and Drug Administration ("FDA")-approved cannabis products have been rescheduled from Schedule I to Schedule III of the U.S. Controlled Substances Act (the "CSA"). Adult-use cannabis remains classified as a Schedule I controlled substance. A separate Drug Enforcement Administration ("DEA") administrative proceeding is currently underway to consider whether adult-use cannabis should also be rescheduled; however, the outcome of that proceeding is not guaranteed, and, unless and until adult-use cannabis is rescheduled, the Corporation's adult-use operations remain subject to federal prohibitions applicable to Schedule I substances. • On April 23, 2026, Acting Attorney General Todd Blanche signed an order (the "Rescheduling Order") transferring (i) FDA-approved cannabis products and (ii) cannabis subject to a qualifying state-issued medical cannabis license from Schedule I to Schedule III of the CSA, effective immediately. This action was taken under the Attorney General's authority, pursuant to 21 U.S.C. § 811(d)(1), to reschedule drugs to carry out U.S. treaty obligations under the 1961 Single Convention on Narcotic Drugs. As a result, the federal legal treatment of cannabis (excluding hemp) is now bifurcated: FDA-approved cannabis products and state-licensed medical cannabis are classified as Schedule III controlled substances, while adult-use cannabis and cannabis not subject to a qualifying state medical license remain classified as Schedule I controlled substances. • The Rescheduling Order established an expedited DEA registration pathway for state-licensed medical cannabis manufacturers, distributors, and dispensers. Applications submitted within 60 days of the Federal Register publication date (i.e., by June 26, 2026) benefit from an expedited review process. The Corporation has timely submitted DEA registration applications for each of its licensed medical entities. Per the Rescheduling Order, those locations may now engage in the manufacture, distribution, and/or dispensing of cannabis or products containing cannabis for medical purposes during the pendency of such applications in compliance with the CSA. The Rescheduling Order is subject to litigation seeking its reversal; that litigation is currently ongoing. • In addition to the Rescheduling Order, the DEA held an expedited administrative hearing from June 29, 2026 through July 15, 2026 to consider whether adult-use cannabis should be rescheduled from Schedule I to Schedule III through the formal rulemaking process. While timing for a recommendation from the Administrative Law Judge ("ALJ") is uncertain, the parties were required to submit closing argument

- 43 - briefs by August 17, 2026. The outcome of that proceeding is not guaranteed, and any final rule extending rescheduling beyond the medical-only category could take several months (or longer) after the hearing concludes. The ALJ decision is a non-binding recommendation, and following the ALJ's recommendation, the DEA Administrator will issue a decision, which may include a final rule. Neither the ALJ's nor the DEA Administrator's decision-making process is subject to a mandatory timeline. • The rescheduling of medical cannabis and potential rescheduling of adult-use cannabis may have far- reaching implications that are not yet fully understood. Of significant note, the Rescheduling Order does not address the role of the FDA and the treatment of cannabis sold as foods, dietary supplements, or unapproved drugs under the Federal Food, Drug, and Cosmetic Act ("FDCA"). Moreover, the Rescheduling Order and any future rescheduling decision faces meaningful litigation risk. Among other things, opponents have already challenged the use of treaty-obligation authority to bypass formal rulemaking and the rescheduling's underlying scientific bases. • The Rescheduling Order is anticipated to have positive effects for state-licensed medical cannabis operators, including (i) easing restrictions on clinical research into cannabis-based treatments, (ii) eliminating the applicability of Section 280E of the Code, which disallows deductions for businesses dealing in Schedule I or II controlled substances, to such operators, (iii) improving access to U.S. banking services and capital markets for medical cannabis businesses and (iv) reducing insurance liabilities associated with Schedule I substances. The Rescheduling Order may also contribute to the destigmatization of medical cannabis use and related businesses, and may create potential opportunities for interstate commerce of medical cannabis through DEA registration; however, whether and when interstate commerce will be permitted in practice remains uncertain, as state laws governing cannabis distribution would also need to be amended to allow for cross-border transactions. • However, the benefits described above, absent additional rescheduling, may not extend to adult-use cannabis operations. Absent additional action by the DEA or Congress, the Rescheduling Order does not legalize, under the CSA, the cultivation, manufacture, processing, distribution and sale of adult-use cannabis by U.S. state-licensed cannabis businesses. The IRS may argue that Section 280E continues to apply to adult-use operations. There remain significant risks associated with the business of the Corporation, particularly with respect to its adult-use cannabis activities. Unless and until the DEA's administrative rulemaking proceeding results in rescheduling of adult-use cannabis, or the United States Congress amends the CSA with respect to adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there continues to be risk that federal authorities may enforce current U.S. federal law with respect to adult-use cannabis, and the adult-use business of the Corporation may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the United States. • Turning to the intoxicating hemp market, in September 2026, President Trump signed legislation delaying the effective date of the Hemp Amendments, which were originally scheduled to take effect on November 12, 2026. The delay is intended to provide Congress additional time to consider a regulatory framework for hemp-derived THC products rather than an outright prohibition. Notwithstanding this federal delay, state legislative and regulatory responses are ongoing, though uneven with broad uncertainty. Certain states (for example, New Jersey, Illinois, and Missouri) have enacted legislation aligning state law with the federal definition of hemp, though with differing implementation timelines for such changes. The majority of states' hemp laws and related regulatory regimes remain unchanged. There is no assurance as to the ultimate scope or timing of federal hemp regulations or whether any such regulations will be favourable to the Corporation's business. • Recognizing this evolving regulatory environment, the Corporation now wishes to capitalize on such legislative changes by seeking approval from its Shareholders to effect the Redomicile and having the Corporation domesticated in the U.S., which is expected to provide the Corporation and its Shareholders with the benefits described below under "Benefits of the Redomicile Arrangement".

- 44 - • The Corporation will continue to closely monitor the rescheduling process. Assuming that the Redomicile Arrangement is approved at the Meeting and that the Final Order is obtained from the Court, the Board will determine the appropriate time to implement the Redomicile and the domestication into the U.S., when doing so will be in the best interests of the Corporation. However, the Board may determine not to complete the Redomicile and the domestication into the U.S. if the Board determines that doing so would not be in the best interests of the Corporation. The Redomicile Arrangement Resolution provides the Board with discretion to implement the Redomicile at any time before December 31, 2027, allowing the Corporation to take advantage of ongoing developments in the cannabis industry, including legislative changes or market conditions, and providing the Corporation with sufficient time to adapt to Securities and Exchange Commission ("SEC") domestic reporting requirements. Benefits of the Redomicile Arrangement The Board and management believe that the Redomicile Arrangement is beneficial to Shareholders for, among others, the following reasons: • Together with the Share Exchange and Reverse Split, the Redomicile would further simplify the Corporation's capital structure ahead of a potential listing on a U.S. stock exchange and align our corporate domicile with the jurisdiction in which we conduct business. • The Corporation has a much stronger business connection to the United States than to Canada or any other country. Most of our business operations, executive officers, directors, customers and employees and substantially all our assets are located in the United States. • The Corporation is subject to U.S. federal and state laws and regulations. We are subject to the federal laws of the United States and the laws of the U.S. states in which we operate, including the rules and regulations of the SEC and of state cannabis governmental authorities. • The Corporation's financial statements and financial reporting are already prepared in accordance with U.S. Generally Accepted Accounting Principles, and not International Financial Reporting Standards. • The Redomicile Arrangement is intended to enhance shareholder value over the long term primarily by increasing the acceptance of the Corporation in the U.S. capital markets and improving the marketability of our stock. o Investors may understand the Corporation's Delaware governance documents and corporate laws to which the Corporation is subject better than British Columbia governance documents and corporate laws. If investors are more familiar with Delaware corporate laws versus British Columbia corporate laws, it could further increase capital raising opportunities. o We believe that the shares of a U.S. corporation will be more accessible to U.S. institutional investors, allowing for more investment opportunities and capital raising if the Corporation is domesticated in the United States. Certain U.S. institutional investors and state-level investment vehicles are prohibited from investing in non-U.S. companies or are limited in the size of such investment. Although the converse can also apply with respect to certain Canadian institutional investors, the Corporation believes that becoming a U.S. corporation would provide greater opportunities to expand our institutional investor base, which should provide opportunities for increased value of our stock. o If U.S. stock exchanges continue to allow listings by U.S. based cannabis operators, including as a result of the rescheduling of state-licensed medical cannabis to Schedule III and any potential future rescheduling of adult-use cannabis, being domesticated in the United States could assist the Corporation in listing our stock on a U.S. stock exchange. We believe listing on a U.S. stock exchange could lead to greater trading volume and increased shareholder value.

- 45 - o As a U.S. corporation, the Corporation may be eligible for inclusion in certain leading stock indices, which could also increase demand for our shares through passive investment by certain index funds. • If U.S. cannabis banking laws are reformed, including as a result of the rescheduling of state-licensed medical cannabis to Schedule III and any potential future rescheduling of adult-use cannabis, we believe that the Corporation will have access to additional funding sources as a U.S. corporation rather than being a Canadian corporation, which should provide opportunities for improved financing terms. • Having the Corporation incorporated in the United States, instead of a non-U.S. jurisdiction, may help address and streamline regulatory matters with U.S. governmental entities and improve interactions with U.S. governmental authorities, politicians and agencies. • Delaware has a strong, developed corporate case law and more code-based corporate governance regime than British Columbia, which may provide more predictability and certainty in decision making for the Corporation and our Shareholders. • The favourable corporate environment afforded by Delaware may help the Corporation more effectively conduct its business, including by attracting and retaining skilled, experienced personnel, and potential members of the Board. For many years, Delaware has followed a policy of encouraging incorporation in Delaware and, in furtherance of that policy, has adopted, construed and implemented comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. • Being incorporated in the U.S. may provide the Corporation's Shareholders and the investing community a greater comparability of the Corporation's shareholder rights and corporate governance to other public companies generally. • The Corporation believes that the Redomicile may be implemented without any material adverse tax consequences to the Corporation or its Shareholders. See "Matters to be Considered at the Meeting – Redomicile Resolution – Certain Canadian Federal Income Tax Considerations" and "Matters to be Considered at the Meeting – Redomicile Resolution – United States Federal Income Tax Considerations." • The Board and management believe that the potential benefits of the change in domicile and related adoption of the Certificate of Domestication, Certificate of Incorporation and U.S. Bylaws outweigh the disadvantages and make the proposed Redomicile Arrangement beneficial to the Corporation and our Shareholders. The Board and management will continue to evaluate the potential benefits and disadvantages of the Redomicile Arrangement, including prior to making a determination to implement the Redomicile Arrangement. Potential Disadvantages of the Redomicile Arrangement Despite the belief of the Board and management that the Redomicile Arrangement is in the best interests of the Corporation and its Shareholders, the laws of Delaware may not afford Shareholders the same substantive rights and protections as are available under the laws of British Columbia. In addition, the Redomicile includes certain permitted changes to the Corporation's governing documents which alter the relative rights of Shareholders and management and which may reduce shareholder participation in certain corporate decisions. The Redomicile may also enhance the Corporation's U.S. securities regulatory burden, result in the loss of the Corporation's foreign private issuer status and home country accommodation under applicable U.S. securities laws while maintaining ongoing Canadian securities law compliance and reporting requirements, and result in one-time implementation and transition costs to the Corporation. In addition, following the Redomicile, the Corporation may be subject to a heightened risk of securities class actions or derivative lawsuits, which can result in substantial costs and divert management time and resources, even if such class actions or lawsuits are without merit. See "Comparison of Shareholders' Rights Under British

- 46 - Columbia and Delaware Law", "Comparison of the Certificate of Incorporation and U.S. Bylaws with the BC Articles" and "Risk Factors" below. Recommendation of the Board The Board has determined that the Redomicile Arrangement is fair and reasonable, that it is in the best interests of the Corporation and its Shareholders and unanimously recommends that Shareholders vote IN FAVOUR of the Redomicile Resolution at the Meeting. In coming to its conclusion and recommendations, the Board considered, among others, the following factors: • the purpose and benefits of the Redomicile Arrangement as outlined herein; • completion of the Redomicile Arrangement requires the Court to approve the Redomicile Arrangement after a hearing at which fairness of the Redomicile Arrangement to Shareholders will be considered; • the registered Shareholders that oppose the Redomicile Arrangement may, subject to compliance with certain conditions, dissent with respect to the Redomicile Resolution and if the Redomicile Arrangement is completed, be entitled to be paid the fair value for their Subordinate Voting Shares in accordance with section 237 to 247 of the BCBCA, the Redomicile Plan of Arrangement, the Interim Order and the Final Order. Mechanics of the Redomicile Arrangement The Redomicile Arrangement will result in the Redomicile of TopCo into Delaware. The Redomicile Arrangement will be completed in accordance with the BCBCA, DGCL and the Redomicile Plan of Arrangement. If the required Shareholder approval of the Redomicile Resolution is obtained, the Court grants the Final Order and the Board determines that it is in the best interests of the Corporation to implement the Redomicile Arrangement, the following steps must be taken to give effect to the Redomicile: • TopCo must make an application for authorization to continue out of British Columbia with the Registrar to proceed with the Redomicile of the Corporation from British Columbia to Delaware as part of the Redomicile Arrangement and such authorization must be granted; and • TopCo must file the Certificate of Domestication and Certificate of Incorporation each in the form prescribed by the Delaware General Corporation Law ("DGCL") (the full text of which are set out in Schedule 1 and Schedule 2, respectively, to the Redomicile Plan of Arrangement (Schedule "G")) with the Delaware Secretary of State. Upon completion of the Redomicile Arrangement, TopCo will cease to be a corporation organized under the laws of British Columbia and will be deemed to have been incorporated under and will be subject to the laws of Delaware and will be governed by the Certificate of Incorporation and the U.S. Bylaws which are set out in Schedule 2 and Schedule 3, respectively, to the Redomicile Plan of Arrangement (Schedule "G"). On the effective date of the Redomicile (the "Redomicile Effective Date"), at the Redomicile Effective Time (as defined below), each of the following events shall occur and shall be deemed to occur, except if otherwise specified, sequentially in the order set out below and without any further authorization, act or formality, in each case, unless stated otherwise: (a) each TopCo Share held by a Dissenting Shareholder shall be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, to TopCo and such TopCo Share shall be cancelled, and in exchange the respective Dissenting Shareholder shall be entitled to be paid by the Corporation the fair market value of such TopCo Share determined and payable in accordance with the Redomicile Plan of Arrangement;

- 47 - (b) the Redomicile shall be effective, and TopCo shall be domesticated in the State of Delaware and shall continue as a corporation under the DGCL in accordance with the following: (i) the name of U.S. TopCo shall be the same as TopCo; (ii) the British Columbia certificate of incorporation and the BC Articles shall be canceled and substituted with, and which shall be filed with the Delaware Secretary of State, the Certificate of Domestication and Certificate of Incorporation of U.S. TopCo in the form attached as Schedule 1 and Schedule 2, respectively, to the Redomicile Plan of Arrangement; (iii) the by-laws of U.S. TopCo shall be in the form attached as Schedule 3 to the Redomicile Plan of Arrangement; (iv) the registered and head office of U.S. TopCo shall be located at 600 W Fulton Street, Suite 800, Chicago, Illinois, USA 60661; (v) the number of directors shall initially be set at seven (7), and the initial directors of U.S. TopCo shall be the directors of TopCo as of immediately prior to the effective time of the Redomicile (the "Redomicile Effective Time"); (vi) the authorized capital of U.S. TopCo shall consist of 1,000,000,000 U.S. TopCo Subordinate Voting Shares, 500,000 U.S. TopCo Multiple Voting Shares (together with the U.S. TopCo Subordinate Voting Shares, the "U.S. TopCo Voting Shares" or "Common Stock") and 10,000,000 shares of Preferred Stock, in each case having the special rights and restrictions attached thereto as set out in the Certificate of Incorporation; (vii) TopCo Proportionate Voting Shares issued and outstanding immediately prior to the Redomicile Effective Time will be converted in accordance with their terms to U.S. TopCo Subordinate Voting Shares on a 200:1 basis; (viii) TopCo Special Subordinate Voting Shares issued and outstanding immediately prior to the Redomicile Effective Time will be redeemed by TopCo and converted in accordance with their terms to U.S. TopCo Subordinate Voting Shares on a 0.00001:1 basis; (ix) each TopCo Subordinate Voting Share and TopCo Multiple Voting Share issued and outstanding immediately prior to the Redomicile Effective Time (for greater certainty, other than those TopCo Shares held by Dissenting Shareholder) will for all purposes be deemed to be an equivalent issued and outstanding U.S. TopCo Subordinate Voting Share and U.S. TopCo Multiple Voting Share, without any action required on the part of TopCo or the holders thereof; (x) the U.S. Incentive Plan will be assumed by and become the long-term incentive plan of U.S. TopCo, and any applicable award agreements will each be assumed by and become the award agreements of U.S. TopCo under the U.S. Incentive Plan, in each case on the same terms and conditions with such changes, mutatis mutandis, as the context requires; (xi) each Adjusted Option and Adjusted RSU, to the extent they have not been validly exercised as of the Redomicile Effective Time, will for all purposes be deemed to be adjusted pursuant to the terms of the U.S. Incentive Plan to become one outstanding option or restricted stock unit, as applicable, to receive an equal number of U.S. TopCo Subordinate Voting Shares and otherwise with the same terms and conditions (a "U.S. TopCo Option" or "U.S. TopCo RSU", as applicable) under the U.S. Incentive Plan and applicable award agreement;

- 48 - (xii) all the property, rights, interests privileges and powers of TopCo immediately prior to the Redomicile Effective Time will continue to be the property, rights, interests, privileges and powers of U.S. TopCo following the Redomicile Effective Time, all debt due to TopCo, all subsidiaries of TopCo, all rights under contracts and all other causes of action belonging to the TopCo immediately prior to the Redomicile Effective Time will remain vested in U.S. TopCo following the Redomicile Effective Time; (xiii) all debts, liabilities and duties of TopCo immediately prior to the Redomicile Effective Time will remain attached to U.S. TopCo following the Redomicile Effective Time and will remain debts, liabilities and duties of U.S. TopCo; and (xiv) an existing cause of action, claim or liability to prosecution is unaffected, a legal proceeding being prosecuted or pending by or against TopCo may be prosecuted or its prosecution may be continued, as the case may be, by or against U.S. TopCo following the Redomicile Effective Time, and a conviction against, or a ruling, order or judgment in favour of or against, TopCo may be enforced by or against U.S. TopCo following the Redomicile Effective Time. The foregoing description of the Redomicile Arrangement is qualified in its entirety by reference to the full text of the Redomicile Plan of Arrangement, which is attached at Schedule "G" to this Circular. The Redomicile will simplify TopCo's capitalization structure. Following the Redomicile: • holders of TopCo Subordinate Voting Shares (other than Dissenting Shareholders) will become holders of U.S. TopCo Subordinate Voting Shares and any share certificates or book entries representing the TopCo Subordinate Voting Shares will be deemed to represent an identical number of U.S. TopCo Subordinate Voting Shares; • holders of TopCo Multiple Voting Shares (other than Dissenting Shareholders) will become holders of U.S. TopCo Multiple Voting Shares and any share certificates or book entries representing the TopCo Multiple Voting Shares will be deemed to represent an identical number of U.S. TopCo Multiple Voting Shares; • holders of TopCo Proportionate Voting Shares will become holders of U.S. TopCo Subordinate Voting Shares and will receive share certificates or book entries representing the converted U.S. TopCo Subordinate Voting Shares; • holders of TopCo Special Subordinate Voting Shares will become holders of U.S. TopCo Subordinate Voting Shares and will receive share certificates or book entries representing the converted U.S. TopCo Subordinate Voting Shares; • holders of Adjusted Options will become holders of U.S. TopCo Options to acquire an identical number of U.S. TopCo Subordinate Voting Shares at the same exercise price per share; and • holders of Adjusted RSUs will become holders of U.S. TopCo RSUs to receive an identical number of U.S. TopCo Subordinate Voting Shares. The members of the Board and officers of the Corporation are not expected to change as a result of the Redomicile Arrangement. The Redomicile Arrangement is not expected to cause any material change in the Corporation's business or operations. Subject to the approval of the Redomicile Resolution at the Meeting, receipt of the Final Order and the authorization to complete the Redomicile from the Registrar, the Board will determine the appropriate time to implement the Redomicile Arrangement and may implement the Redomicile on or before December 31, 2027. At such time as the Board determines implementing the Redomicile is in the best interests of the Corporation, the Certificate of

- 49 - Domestication and the Certificate of Incorporation will be filed to effect the Redomicile and the domestication in the U.S. Notwithstanding the foregoing and the approval of the Shareholders, the Board may in its discretion, without further notice to or approval of the Shareholders, decide not to proceed with the Redomicile Arrangement, if the Board determines that doing so would not be in the best interests of the Corporation. In the event that Shareholders entitled to vote at the Meeting have exercised rights of dissent in respect of the Redomicile Plan of Arrangement, the Board may, in its sole discretion, decide not to proceed with the Redomicile Arrangement. Procedure for Exchange Shareholders were asked to complete the enclosed Letter of Transmittal to receive TopCo Shares for Voting Shares on completion of the Share Exchange, which will be completed prior to the Redomicile. See "Matters to be Considered at the Meeting – Share Exchange Resolution – Procedure for Exchange". To the extent the Redomicile is implemented immediately after the Share Exchange, Shareholders will receive TopCo Shares representing U.S. TopCo Voting Shares. To the extent the Redomicile is not implemented immediately after the Share Exchange, Shareholders will receive TopCo Shares and upon the subsequent implementation of the Redomicile at the Redomicile Effective Time, holders of TopCo Shares will automatically become holders of the equivalent U.S. TopCo Voting Shares and any share certificates or book entries representing the TopCo Shares will be deemed to represent an identical number of U.S. TopCo Voting Shares. Adjusted Options and RSUs Following the Redomicile Effective Time, holders of Adjusted Options or Adjusted RSUs, respectively, will become holders of U.S. TopCo Options or U.S. TopCo RSUs to acquire an identical number of U.S. TopCo Subordinate Voting Shares at the same exercise price per share. Any document previously evidencing Adjusted Options or Adjusted RSUs will thereafter evidence U.S. TopCo Options or U.S. TopCo RSUs, respectively, no award agreements evidencing the U.S. TopCo Options or U.S. TopCo RSUs will be required to be issued, and the U.S. TopCo Options or U.S. TopCo RSUs will be governed by and be subject to the U.S. Incentive Plan and applicable award agreement. Comparison of Shareholders' Rights Under British Columbia and Delaware Law After the Redomicile, the Shareholders of the former British Columbia company will become the shareholders of a Delaware corporation organized under the DGCL. Differences between the DGCL and the BCBCA will result in various changes in the rights of Shareholders. A summary description of the more significant differences is attached to this Circular at Schedule "K". This summary description is qualified by reference to the DGCL and the Certificate of Domestication, the Certificate of Incorporation and the U.S. Bylaws, in respect of matters of Delaware law, and the BCBCA and the BC Articles, in respect of matters of British Columbia law. While it is not practical to summarize all of the legal differences between the rights of holders of U.S. TopCo Voting Shares as governed by the DGCL and the rights of holders of Voting Shares as governed by the BCBCA, certain principal differences that could materially affect the rights of holders of Voting Shares are set forth below. The summary is not a substitute for direct reference to applicable legislation (Delaware and British Columbia), the BC Articles, the Certificate of Domestication, the Certificate of Incorporation and the U.S. Bylaws, or for professional interpretation of such documents, and is qualified by reference thereto. The summary does not purport to be complete or exhaustive and Shareholders should therefore consult their own legal and tax advisors regarding the implications of the Redomicile Arrangement which may be of particular importance to them. Comparison of the Certificate of Incorporation and U.S. Bylaws with the BC Articles In addition to the differences noted above, a comparison of the material provisions of the Certificate of Incorporation and U.S. Bylaws with the BC Articles is attached to this Circular as Schedule "L". While it is not practical to summarize all of the legal differences between the different sets of charter documents, certain principal differences that could materially affect the rights of Shareholders are set forth below. The following summary is not a substitute

- 50 - for direct reference to the Certificate of Incorporation, U.S. Bylaws and the BC Articles themselves, or for professional interpretation of such documents, and is qualified by reference thereto. Copies of the Certificate of Domestication, Certificate of Incorporation and U.S. Bylaws are attached as Schedule 1, Schedule 2, and Schedule 3, respectively, to the Redomicile Plan of Arrangement. The BC Articles will be in substantially the same form as the Corporation's current notice of articles ("Notice of Articles") and articles, subject to certain updates if the Proposed MVS Amendment under the MVS Amendment Resolution and the Share Exchange under the Share Exchange Resolution are approved. A copy of the Corporation's current Notice of Articles and articles is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Corporation's profile. The following summary does not purport to be complete or exhaustive and Shareholders should therefore consult their legal counsel regarding the implications of the adoption of the Certificate of Incorporation and U.S. Bylaws which may be of particular importance to them. Procedure for the Redomicile Arrangement to Become Effective After obtaining Shareholder approval of the Redomicile Resolution, receiving the Final Order, filing an application for authorization of the Redomicile with the Registrar and such authorization being granted, and satisfying other conditions precedent to the Redomicile, the Redomicile Arrangement will become effective on the Redomicile Effective Date, upon filing of the Certificate of Domestication and the Certificate of Incorporation with the Secretary of State of Delaware to effect the Redomicile. Shareholder Approval In order to implement the Redomicile Arrangement, the Redomicile Resolution, the text of which is attached to the Circular as Schedule "E", must be approved by at least 66 ⅔% of the votes cast at the Meeting by all Shareholders present in person or represented by proxy, voting together as a single class. Such approval will constitute the Shareholders' approval of the Redomicile Arrangement, including the implementation of the Redomicile at such time as the Board determines is in the best interests of the Corporation, on or before December 31, 2027. In addition, the articles of the Corporation require a special separate resolution of the holders of Proportionate Voting Shares for any change that prejudices or interferes with the rights or special rights attached to such class. Accordingly, the Redomicile Resolution must also be approved by at least two-thirds of the votes cast at the Meeting by all holders of Proportionate Voting Shares present in person or represented by proxy, each voting separately as a class. Notwithstanding the foregoing and the approval of the Shareholders, the Board may in its discretion, without further notice to or approval of the Shareholders, decide not to proceed with the Redomicile Arrangement, if the Board determines that doing so would not be in the best interests of the Corporation. Required Court Approvals The Redomicile Arrangement requires approval by the Court under Section 291 of the BCBCA. Prior to the mailing of the Circular, Cresco obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters related to the Meeting. A copy of the Interim Order is attached to this Circular at Schedule "I". Following approval of the Redomicile Resolution by Shareholders at the Meeting, Cresco will make application to the Court for the Final Order at 9:45 a.m. (Vancouver time) on November 4, 2026. A copy of the notice of application for the Final Order is attached to this Circular at Schedule "J". In deciding whether to grant the Final Order, the Court will consider, among other things, the fairness of the Redomicile Arrangement to the Shareholders. At the hearing for the Final Order, Shareholders or other interested persons are entitled to appear in person or by counsel and to make a submission regarding the Redomicile Arrangement, subject to filing and serving an appearance in accordance with the Interim Order and satisfying any other applicable requirements. At the hearing for the Final Order, the Court may approve the Redomicile Arrangement either as proposed, or make the Redomicile Arrangement subject to such terms and conditions as the Court considers appropriate, or may dismiss the application. Depending upon the nature of any required amendments, Cresco or TopCo may determine not to

- 51 - proceed with the Redomicile Arrangement in the event that any amendment ordered by the Court is not satisfactory to each of them. Dissent Rights Any registered holder of Voting Shares as at the Record Date is entitled to be paid the fair value of such shares in accordance with the provisions of Sections 237-247 of the BCBCA if the Shareholder validly dissents to the Redomicile Resolution in accordance with the BCBCA (as modified by the Interim Order and the Redomicile Plan of Arrangement) and the Redomicile Arrangement becomes effective. See "Dissent Rights" for information regarding such dissent rights, which apply to both Arrangement Resolutions. Certain Canadian Federal Income Tax Considerations The following summary is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations under the Tax Act of the Redomicile. This summary is generally applicable to Shareholders who beneficially own their Voting Shares and who, at all relevant times, for purposes of the Tax Act (i) deal at arm's length with Cresco and TopCo, (ii) are not affiliated with the Corporation, and (iii) are a Holder. The Voting Shares will generally be considered to be capital property to the applicable Holder unless such shares are held by the Holder in the course of carrying on a business of buying and selling securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. For the purposes of this summary, the term Voting Shares is used to refer to either Voting Shares, TopCo Shares or U.S. TopCo Voting Shares, as the context requires. This summary assumes that the Corporation will cease to be resident in Canada for purposes of the Tax Act at the time of the Redomicile and that from the time of the Redomicile and at all relevant times thereafter the Corporation will be a resident of the United States for the purpose of the Canada-United States Income Tax Convention (the "U.S. Treaty") and will be entitled to the benefits of the U.S. Treaty. This summary is based on the facts set out in this Circular, the current provisions of the Tax Act, all Proposed Amendments and the current published administrative practices and assessing policies of the CRA publicly available prior to the date hereof. This summary assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. This summary is not applicable to a Holder that (i) that is a "specified financial institution" for the purposes of the Tax Act, (ii) that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act, (iii) an interest in which is a "tax shelter investment" for the purposes of the Tax Act, (iv) that reports its "Canadian tax results" for the purposes of the Tax Act in a currency other than Canadian currency, (v) that has entered into or will enter into a "derivative forward agreement" or a "synthetic disposition arrangement" (each as defined in the Tax Act) with respect to its Voting Shares, (vi) that is a "foreign affiliate" of a taxpayer resident in Canada for purposes of the Tax Act, (vii) that is a partnership for Canadian federal income tax purposes, (viii) that is exempt from tax under Part I of the Tax Act, (ix) that receives dividends on its Voting Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act), (x) that, immediately following the Redomicile Arrangement, will, either alone or together with persons with whom such Holder does not deal at arm's length, either control TopCo or beneficially own shares of TopCo which have a fair market value in excess of 50% of the fair market value of all outstanding shares of the capital stock of TopCo, all within the meaning of the Tax Act, or (xi) that has acquired, or acquires, Voting Shares upon the exercise or settlement (or deemed exercise or settlement) of a Cresco Option or Cresco RSU or pursuant to any other employee compensation plan. Such Holders should consult their own tax advisors with respect to the Redomicile Arrangement.

- 52 - Additional considerations not discussed herein may be applicable to a Holder that is a corporation resident in Canada and is, or becomes or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a series of transactions or events that includes the Redomicile Arrangement, controlled by a non-resident person or group of non-resident persons not dealing at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. This summary does not address the tax considerations for holders of Cresco Options or Cresco RSUs in connection with the Redomicile Arrangement. Any such Holders should consult with and rely on their own tax advisors. Tax Consequences to the Corporation The "corporate emigration" rules in the Tax Act will apply to the Corporation upon the Corporation ceasing to be resident in Canada for the purposes of the Tax Act. The Corporation will also have a deemed tax year-end immediately prior to the time it ceases to be resident in Canada for purposes of the Tax Act. Each property owned by the Corporation immediately before the deemed year-end will be deemed to have been disposed of by the Corporation for proceeds of disposition equal to the fair market value of each such property at that time. Any gains or losses realized by the Corporation from the deemed disposition will be taken into account when determining the amount of the Corporation's taxable income for the taxation year which is deemed to end immediately before the Redomicile. The Corporation will also be required to pay a special departure tax under the Tax Act as a result of the Redomicile. Provided that the Corporation becomes a resident of the United States for purposes of the U.S. Treaty at the time of the Redomicile, such departure tax will generally be equal to 5% of the amount by which (i) the fair market value of the Corporation's assets immediately before the deemed year-end arising because of the Redomicile exceeds (ii) the aggregate of its liabilities (other than amounts payable in respect of dividends and amounts payable in connection with this emigration tax) and the paid-up capital in respect of its issued and outstanding shares at that time. Management of the Corporation currently expects that it will not incur a material amount of Canadian income tax as a result of the Redomicile, although there can be no assurance in this regard. This expectation is based in part on determinations of factual matters, including determinations regarding the fair market value of the Corporation's assets and tax attributes, and the paid-up capital for purposes of the Tax Act in respect of its issued and outstanding shares, any or all of which could change prior to the effective time of the Redomicile, and also depends in part on factors or circumstances beyond the Corporation's control and as to which only incomplete information may be available. Moreover, there can be no assurance that the CRA will accept the valuations or the positions that the Corporation has adopted in calculating the amount of Canadian tax that will be payable in connection with the Redomicile. Due to the change in residence upon the Redomicile, the Corporation will no longer be subject to taxation under the Tax Act on its worldwide income. However, if the Corporation carries on business in Canada or has other Canadian sources of income, the Corporation may be subject to Canadian tax on its Canadian-source income. Tax Consequences to Shareholders Resident in Canada This portion of the summary is generally applicable to a Shareholder and who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be, a Resident Holder. The Redomicile Resident Holders who continue to hold Voting Shares following the Redomicile will not be considered to have disposed of their Voting Shares by reason only of the Redomicile. Accordingly, the Redomicile will not cause the Resident Holder to realize a capital gain or loss on their Voting Shares and there will be no effect on the adjusted cost base of their Voting Shares. Dividends on Voting Shares Following the Redomicile Dividends received on Voting Shares following the Redomicile will be required to be included in the Resident Holder's income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A Resident Holder that is a corporation will

- 53 - include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. Any U.S. non-resident withholding tax on such dividends generally should be eligible, subject to certain limitations under the Tax Act, to be credited against the Resident Holder's income tax or deducted from income. Taxable dividends received or deemed to be received by individuals and certain trusts may, in certain circumstances, give rise to the alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the minimum tax provisions. Disposition of Voting Shares Following the Redomicile Arrangement A disposition or deemed disposition of Voting Shares by a Resident Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Voting Shares immediately before the disposition. See "Taxation of Capital Gains and Capital Losses" immediately below. Taxation of Capital Gains and Capital Losses Generally, one-half of any capital gain realized by a Resident Holder in a taxation year must be included in computing the income of that Resident Holder, and one-half of any capital loss realized by a Resident Holder in a taxation year must be applied to reduce taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for the year in excess of taxable capital gains generally may be applied by the Resident Holder to reduce net taxable capital gains realized in any of the three preceding taxation years or in any subsequent year, subject to the detailed provisions of the Tax Act. In the case of a Resident Holder that is a corporation, the amount of any capital loss arising on a disposition, or deemed disposition, of any Voting Share may be reduced by the amount of dividends received, or deemed to have been received, by it on such share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares. Capital gains realized by a Resident Holder that is an individual (including certain trusts) may result in such Resident Holder being liable, or having an increased liability, for alternative minimum tax under the Tax Act. Additional Refundable Tax A Resident Holder that is, throughout the taxation year, a "Canadian-controlled private corporation" (as such term is defined in the Tax Act), or, at any time in the taxation year, a "substantive CCPC" (as such term is defined in the Tax Act) may be liable for an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as such term is defined in the Tax Act) for the year, including taxable capital gains, interest, and dividends or deemed dividends on Voting Shares that are not deductible under the Tax Act. Foreign Property Information Reporting A Resident Holder that is a "specified Canadian entity" (as such term is defined in the Tax Act) for a taxation year or fiscal period whose total cost amount of "specified foreign property" (as such term is defined in the Tax Act), which will include Voting Shares, at any time in the year or fiscal period exceeds CAD$100,000 is required to file an information return for the year or period disclosing prescribed information in respect of such property. Such holders are advised to consult their own tax advisors. Dissenting Shareholders A Resident Holder that properly exercises Dissent Rights in respect of its Voting Shares will dispose of its Voting Shares to the Corporation and will be entitled to be paid the fair value of such Voting Shares by the Corporation. Such

- 54 - Dissenting Resident Holder shall be deemed to have received a dividend paid from the Corporation equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court in connection with the Redomicile Arrangement) exceeds the "paid-up capital" of such Voting Shares for purposes of the Tax Act immediately before that time. A Dissenting Resident Holder will be required to include in computing its income for a taxation year any dividend deemed to be received on the Voting Shares. In the case of a Dissenting Resident Holder that is an individual (including certain trusts), any such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation. In the case of a Dissenting Resident Holder that is a corporation, any such dividend generally will be included in computing such Dissenting Resident Holder's income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the Tax Act. In certain circumstances, a taxable dividend received by a Dissenting Resident Holder that is a corporation will be treated under the Tax Act as proceeds of disposition or a capital gain. Dissenting Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Dissenting Resident Holder who transfers Voting Shares to the Corporation for cancellation will also be considered to have disposed of their Voting Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (other than any portion of the payment that is interest awarded by a court in connection with the Redomicile Arrangement), less the amount of any deemed dividend arising on the transfer described above. The Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Holder's Voting Shares. For a description of the tax treatment of capital gains or capital loss, see "Taxation of Capital Gains and Capital Losses" above. A Dissenting Resident Holder will also be required to include in computing its income any interest awarded by a court in connection with the Redomicile Arrangement. Dissenting Shareholders who for any reason are not entitled to be paid the fair value of their Voting Shares will be treated as if they had participated in the Redomicile Arrangement on the same basis as Resident Holders who do not exercise Dissent Rights. The principal Canadian federal tax considerations generally applicable to such Dissenting Shareholders who are Resident Holders in connection with their Voting Shares will be the same as those described above under "Tax Consequences to Shareholders Resident in Canada - The Redomicile". Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian income tax consequences of exercising their Dissent Rights. Tax Consequences to Shareholders Not Resident in Canada This portion of the summary applies to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Voting Shares in a business carried on in Canada. Special rules, which are not discussed herein, may apply to certain Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or are "authorized foreign banks" (as defined in the Tax Act) and any such Non-Resident Holders should consult their own tax advisors. The Redomicile Non-Resident Holders who continue to hold Voting Shares following the Redomicile will not be considered to have disposed of their Voting Shares by reason only of the Redomicile. Accordingly, the Redomicile will not cause the Non-Resident Holder to realize a capital gain or loss on their Voting Shares and there will be no effect on the adjusted cost base of their Voting Shares.

- 55 - After the Redomicile, Non-Resident Holders will not be subject to Canadian withholding tax on dividends received from the Corporation. Dissenting Shareholders A Non-Resident Holder that properly exercises Dissent Rights in respect of its Voting Shares will dispose of its Voting Shares to the Corporation and will be entitled to be paid by the Corporation the fair value of such Voting Shares. Such Dissenting Non-Resident Holder shall be deemed to have received a dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court in connection with the Redomicile Arrangement) exceeds the "paid-up capital" of such Voting Shares for purposes of the Tax Act immediately before that time. A dividend deemed to be received by a Dissenting Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be substantiated under the terms of an applicable tax treaty. For example, a dividend deemed to be received by a Dissenting Non-Resident Holder that is a resident of the United States for purposes of the U.S. Treaty, is fully entitled to benefits under the U.S. Treaty and is the beneficial owner of such dividends will generally be subject to withholding tax at a treaty- reduced rate of 15% (or 5% if the beneficial owner of such dividends is a company that owns at least 10% of the Voting Shares). Dissenting Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement, if any, to relief under an applicable tax treaty, if applicable. A Dissenting Non-Resident Holder who transfers Voting Shares to the Corporation for cancellation will also be considered to have disposed of their Voting Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (other than any portion of the payment that is interest awarded by a court in connection with the Redomicile Arrangement), less the amount of any deemed dividend arising on the transfer described above. The Dissenting Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain unless the Voting Shares are "taxable Canadian property" to the Dissenting Non-Resident Holder at the time of the exchange and such gain is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Generally, provided that the Voting Shares are listed on a "designated stock exchange" (which currently includes the CSE) at the time of disposition, the Voting Shares will not be taxable Canadian property of a Non-Resident Holder at that time unless at any time during the 60-month period immediately preceding that time: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm's length for purposes of the Tax Act and (iii) a partnership in which the Non-Resident Holder or such non-arm's length person holds a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued Voting Shares or any other issued class of the Corporation's shares; and (b) more than 50% of the fair market value of the Voting Shares was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not such property exists. In addition, the Voting Shares may be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances specified in the Tax Act. In the event the Voting Shares are "taxable Canadian property" of a Dissenting Non-Resident Holder and the Dissenting Non-Resident Holder is not entitled to an exemption pursuant to the provisions of an applicable tax treaty (if any), any capital gain or capital loss realized by the Dissenting Non-Resident Holder will be treated in the same manner as described under the heading "Taxation of Capital Gains and Capital Losses" above. Generally, a Dissenting Non-Resident Holder will not be subject to Canadian income or withholding tax under the Tax Act on any interest awarded by a court in connection with the Redomicile Arrangement. Eligibility for Investment Provided the Voting Shares are listed on a designated stock exchange (which, for purposes of the Tax Act, currently includes the CSE), the Voting Shares would, at the time of the Redomicile, be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education

- 56 - savings plan, registered disability savings plan, tax-free savings account, first home savings account (collectively, "Registered Plans"), or a deferred profit sharing plan. Notwithstanding the foregoing, if the Voting Shares are a "prohibited investment" for a Registered Plan, the holder, subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Voting Shares will generally by a "prohibited investment" for a Registered Plan if the holder, subscriber or annuitant, as the case may be, does not deal at arm's length with the Corporation for purposes of the Tax Act or has a "significant interest" (as defined in the Tax Act) in the Corporation. In addition, the Voting Shares will generally not be a prohibited investment if such shares are "excluded property" as defined in the Tax Act for purposes of the prohibited investment rules. The Redomicile will not, in and of itself, cause the Voting Shares to cease to be a qualified investment under the Tax Act for trusts governed by Registered Plans. Resident Holders who will hold or who intend to hold the U.S. TopCo Voting Shares in a Registered Plan or a deferred profit sharing plan should consult their own tax advisors. Certain United States Federal Income Tax Consequences The following discussion summarizes certain U.S. federal income tax considerations generally applicable to Shareholders of TopCo Shares as a result of the Redomicile. For the purposes of this summary, the term Voting Shares is used to refer to either Voting Shares, TopCo Shares or U.S. TopCo Voting Shares, as the context requires. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. In addition, this summary does not take into account the individual facts and circumstances of any particular Shareholder that may affect the U.S. federal income tax consequences to such Shareholder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular Shareholder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax consequences to Shareholders of the Redomicile. Each Shareholder is urged to consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences related to the Redomicile. No opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurances that the IRS will not take a contrary position or that any contrary position taken by the IRS will not be sustained by a court. This discussion also assumes that the Redomicile is carried out as described in this Circular. This summary is based upon the Code, the Treasury Regulations, administrative rulings, judicial authorities, published positions of the IRS, the U.S. Treaty, and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This discussion only deals with a beneficial owner that holds Voting Shares (or, after the Redomicile, U.S. TopCo Voting Shares), as applicable, as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as: • securities traders, brokers or broker-dealers; • persons that hold Voting Shares (or, after the Redomicile, U.S. TopCo Voting Shares) as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment; • U.S. Holders whose "functional currency" is not the U.S. dollar; • U.S. expatriates or former long-term residents of the U.S.; • persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Voting Shares (or, after the Redomicile, U.S. TopCo Voting Shares);

- 57 - • partnerships or other pass-through entities; • persons that take the position that their Voting Shares meet the requirements under Section 1202 of the Code; • regulated investment companies or real estate investment trusts; • banks, thrifts, mutual funds and other financial institutions; • insurance companies; • Non-U.S. Holders that are "controlled foreign corporations" or "passive foreign investment companies"; • Non-U.S. Holders that are corporations organized outside the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. persons for U.S. federal income tax purposes; • U.S. Holders that hold Voting Shares (or, after the Redomicile, U.S. TopCo Voting Shares) in connection with a trade or business, permanent establishment or fixed base outside the United States; • S corporations and the shareholders in such corporations; • persons that actually or constructively own 5% or more of the voting power or value of the Corporation's outstanding shares (except as specifically provided below); • traders that have elected a mark-to-market method of accounting; • tax-exempt organizations and pension funds; • corporations that accumulate earnings to avoid U.S. federal income tax; and • persons who hold Options, RSUs or any other outstanding equity awards of the Corporation or persons who received their Voting Shares (or, after the Redomicile, U.S. TopCo Voting Shares) upon the exercise or cancellation of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. For purposes of this summary, a "U.S. Holder" means a beneficial owner of Voting Shares (or, after the Redomicile, U.S. TopCo Voting Shares) who is, for U.S. federal income tax purposes: • an individual citizen or resident of the United States; • a corporation (or other entity treated as a corporation for U.S. federal income tax purposes), created or organized under the laws of the United States or any political subdivision thereof; • an estate the income of which is subject to U.S. federal income taxation regardless of its source; or • a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all substantial decisions of which one or more U.S. persons have the authority to control. For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of Voting Shares (or, after the Redomicile, U.S. TopCo Voting Shares) that is not a U.S. Holder and is not classified for U.S. federal income tax purposes as a partnership. If a partnership (including an entity classified as a partnership for U.S. federal income tax purposes) holds Voting Shares (or, after the Redomicile, U.S. TopCo Voting Shares), the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. A Shareholder that is a partnership and the partners (or other owners) in such partnership are urged to consult their own tax advisors about the U.S. federal income tax consequences of the Redomicile. This summary is of a general nature only for informational purposes and is not legal or tax advice to any particular Shareholder. This summary is not exhaustive of all U.S. income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors to determine the particular tax effects to them of the Redomicile and of any other consequences to them in connection with the Redomicile Arrangement under U.S. federal, state, and local tax laws and non-U.S. tax laws, having regard to their own particular circumstances. Treatment of TopCo for U.S. Federal Income Tax Purposes A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation; however, although the Corporation exists under the laws of British Columbia, the Corporation has taken the position that it is a U.S. domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code, which provides an exception to this general rule. For purposes of this Circular, it is

- 58 - assumed that the TopCo will be, at the time of the Redomicile, treated as a U.S. domestic corporation for U.S. federal income tax purposes. These positions are subject to challenge by the IRS, and no assurance can be given that the IRS or a court will agree with this classification. The balance of this discussion assumes that the Corporation is currently classified as and the TopCo will, at the time of the Redomicile be, a U.S. domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code. Generally, the Corporation is, and will continue to be, and the TopCo will be, subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is U.S.-source or foreign-source) and will be required to file a U.S. federal income tax return annually with the IRS. Effects of the Redomicile on U.S. Shareholders TopCo intends that the Redomicile be treated as a tax-deferred transaction under Section 368(a) of the Code. Specifically, TopCo intends that the Redomicile qualify as a tax-deferred reorganization under Section 368(a)(1)(F) of the Code (an "F Reorganization"). Pursuant to the Redomicile, TopCo will change its jurisdiction of incorporation from British Columbia, Canada to Delaware in the United States. TopCo has not sought or obtained either a ruling from the IRS or an opinion of U.S. legal counsel regarding any of the tax consequences of the Redomicile. Accordingly, there can be no assurance that the IRS will not challenge the status of the Redomicile as an F Reorganization or that U.S. courts will uphold the status of the Redomicile as an F Reorganization in the event of an IRS challenge. U.S. Holders are urged to consult their own U.S. tax advisors regarding the proper tax reporting of the Redomicile. Assuming the Redomicile qualifies as an F Reorganization, the general U.S. federal income tax consequences of the Redomicile are as follows: • U.S. Holders of TopCo Voting Shares generally should not recognize income, gain or loss upon the surrender of the Voting Shares and the receipt of the U.S. TopCo Voting Shares as a result of the Redomicile. • The tax basis of the U.S. TopCo Voting Shares received by a U.S. Holder in the Redomicile will equal the U.S. Holder's tax basis in the Voting Share surrendered in exchange therefor. • The holding period for the U.S. TopCo Voting Shares received by a U.S. Holder generally will include such U.S. Holder's holding period for the Voting Share surrendered in exchange therefor. If the Redomicile does not qualify as an F Reorganization, then the following U.S. federal income tax consequences would generally result for U.S. Holders: • a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the U.S. TopCo Voting Shares deemed to be received in exchange for Voting Shares pursuant to the Redomicile, and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in its Voting Shares immediately prior to the Redomicile; • the tax basis of a U.S. Holder in the U.S. TopCo Voting Shares deemed to be received in exchange for Voting Shares pursuant to the Redomicile would be equal to the fair market value of such U.S. TopCo Voting Shares on the date of receipt; and • the holding period of a U.S. Holder for the U.S. TopCo Voting Shares deemed to be received in exchange for Voting Shares pursuant to the Redomicile would begin on the day after the date of receipt. Any gain or loss described in the first clause immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Voting Shares are held for longer than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Effects of the Redomicile on Non-U.S. Shareholders Assuming the Redomicile qualifies as an F Reorganization, and subject to the following discussion regarding FIRPTA (as defined below), the Redomicile should generally not result in any U.S. federal income tax consequences to Non- U.S. Holders.

- 59 - If the Redomicile does not qualify as an F Reorganization, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding tax) on gain upon the deemed exchange of Voting Shares for U.S. TopCo Voting Shares pursuant to the Redomicile unless (i) such gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States within the meaning of Section 871(b) of the Code and, if an applicable tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, in which case, the branch profits tax discussed below may also apply if the Non-U.S. Holder is a corporation; or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year that includes the Redomicile and certain additional conditions are met. An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition is taxed on his or her net gain, including gain from the deemed exchange of Voting Shares for U.S. TopCo Voting Shares pursuant to the Redomicile and net of applicable U.S. losses from the sale or exchange of other capital assets incurred during the same taxable year, at a flat rate of 30%. Other Non-U.S. Holders that may be subject to U.S. federal income tax on the deemed disposition of Voting Shares are required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. Holders may also be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results. FIRPTA In general, under the Foreign Investment in Real Property Tax Act ("FIRPTA"), a Non-U.S. Holder of Voting Shares will not be subject to U.S. federal income tax under FIRPTA as a result of the Redomicile unless the Corporation is or has been a "United States real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the Non-U.S. Holder's holding period or the 5-year period ending on the date of disposition of Voting Shares pursuant to the Redomicile; provided that as long as the Voting Shares are regularly traded on an established securities market as determined under the Treasury Regulations (the "Regularly Traded Exception") at the time of the Redomicile, a Non-U.S. Holder would not be subject to taxation under FIRPTA on the exchange of Voting Shares pursuant to the Redomicile unless the Non-U.S. Holder has owned: (i) more than 5% of the Voting Shares at any time during such 5-year or shorter period; or (ii) aggregate equity securities of the Corporation with a fair market value on the date acquired in excess of 5% of the fair market value of the Voting Shares on such date (in any case, a "5% Shareholder"). In determining whether a Non-U.S. Holder is a 5% Shareholder, certain attribution rules apply in determining ownership for this purpose. While not free from doubt, the Corporation believes that it is not currently, and believes it has not been during the past five years, a USRPHC. The Voting Shares currently trade on the CSE. At this time, it is uncertain whether the Voting Shares are and/or will continue to be considered as being regularly traded on an established securities market in the U.S. Accordingly, the Corporation expects the Voting Shares to qualify for the Regularly Traded Exception on the date of the Redomicile but can provide no assurances that the Voting Shares will meet the Regularly Traded Exception on such date. If the Corporation were to have constituted a USRPHC during the shorter of the Non-U.S. Holder's holding period or the 5-year period ending on the date of deemed disposition of Voting Shares pursuant to the Redomicile and constitutes a USRPHC immediately after the Redomicile, a 5% Shareholder could avoid certain U.S. taxes in connection with the Redomicile under the foregoing FIRPTA rules by timely filing with the IRS a notice of nonrecognition complying with Section 897 of the Code and the Treasury Regulations issued thereunder. Non-U.S. Holders are urged to consult with their own tax advisors regarding the consequences to them of FIRPTA rules.

- 60 - Payments Related to Dissent Rights U.S. Holders A U.S. Holder of Voting Shares that exercises Dissent Rights in connection with the Redomicile and is paid cash in exchange for all of its Voting Shares will generally recognize taxable gain or loss in an amount equal to the difference, if any, between (1) the amount of cash received by such U.S. Holder in exchange for its Voting Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income), and (2) the tax basis of the U.S. Holder in its Voting Shares surrendered. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Non-U.S. Holders Subject to the discussions below under "Information Reporting and Backup Withholding", a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain recognized upon the exercise of Dissent Rights in connection with the Redomicile unless: • the gain is effectively connected with a U.S. trade or business carried on by the Non-U.S. Holder (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder), in which case the Non-U.S. Holder will be subject to tax on the net gain from the sale at regular graduated U.S. federal income tax rates, and if the Non-U.S. Holder is a corporation, may be subject to an additional U.S. branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty; • the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax on the gain from the sale, which may be offset by U.S. source capital losses; or • the Corporation is or has been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the Non-U.S. Holder's holding period or the five-year period ending on the date of the Redomicile and either, (i) the Voting Shares do not satisfy the Regularly Traded Exception or (ii) such Non-U.S. Holder has owned more than 5% of the Voting Shares at any time during such 5-year or shorter period. For a discussion of the Corporation's status as a USRPHC, see discussion above under "FIRPTA". Non-U.S. Holders should consult with their tax advisors regarding potentially applicable income tax treaties that may provide for different rules. Interest Payment Related to Dissent Rights A U.S. Holder or Non-U.S. Holder of Voting Shares that receives payment pursuant to the exercise of Dissent Rights may also receive an amount of interest income. Any such interest income that is received by a U.S. Holder will be subject to U.S. federal income tax at ordinary income rates. Any such interest income that is received by a Non-U.S. Holder should not be subject to U.S. federal income tax unless the interest income is effectively connected with the conduct of a trade or business (and, if a United States income tax treaty applies, is attributable to a permanent establishment maintained) within the United States by the Non-U.S. Holder, in which event the interest income will be subject to U.S. federal income tax at ordinary income rates. If the Non-U.S. Holder is classified as a corporation for U.S. federal income tax purposes, any interest income that is treated as effectively connected with the conduct of a trade or business may also be subject to a U.S. branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. The effectively connected income will not be subject to U.S. federal income tax withholding if the Non-U.S. Holder furnishes a properly completed IRS Form W-8ECI (or a suitable successor form) to the person that otherwise would be required to withhold such U.S. federal income tax.

- 61 - Interest income that is not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. federal income tax withholding unless the Non-U.S. Holder furnishes a properly completed applicable IRS Form W- 8BEN that properly establishes an exemption. Information Reporting and Backup Withholding U.S. Holders of Voting Shares that exercise Dissent Rights may be subject to information reporting and may be subject to backup withholding, currently at a rate of 24%, on any cash payments received upon surrender of the Voting Shares. Backup withholding generally will not apply, however, to a U.S. Holder who: • furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9 (or any successor form); or • is otherwise exempt from backup withholding. A Non-U.S. Holder who provides an appropriate certification (such as an IRS Form W-8BEN or W-8BEN-E) to the applicable withholding agent attesting to its status as a non-U.S. person and otherwise qualifies for exemption should not be subject to the backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld from a payment to a shareholder under the backup withholding rules may be credited against the shareholder's U.S. federal income tax liability, and a Shareholder may generally obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder or Non-U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder and Non-U.S. Holder is urged to consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules. Securities Law Matters The following discussion of Canadian and U.S. securities laws and their application to the Redomicile Arrangement is necessarily general and accordingly is not intended and should not be relied upon as legal advice. Therefore, Shareholders should consult with their legal counsel regarding applicable resale restrictions relating to securities issuable to them in connection with Redomicile Arrangement. Canadian Securities Law Considerations Any restrictions on the resale of securities of the Corporation applicable under Canadian securities laws before the Redomicile will continue to apply after completion of the Redomicile Arrangement. Following the Redomicile, the U.S. TopCo Subordinate Voting Shares will continue to be "restricted securities" within the meaning of such term under applicable Canadian securities laws. United States Securities Law Considerations THE REDOMICILE ARRANGEMENT AND THE SECURITIES TO BE ISSUED PURSUANT TO THE REDOMICILE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR THE FAIRNESS OR

- 62 - MERITS OF THE REDOMICILE PLAN OF ARRANGEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. Upon completion of the Redomicile, the Shareholders (other than Dissenting Shareholders) and other securityholders of the Corporation will be deemed to receive the U.S. TopCo Voting Shares, the U.S. TopCo Options and the U.S. TopCo RSUs, as applicable, as of the Redomicile Effective Time without further act or formality. The U.S. TopCo Voting Shares that may be deemed to be issued or exchanged upon completion of the Redomicile Arrangement, are not being registered under the U.S. Securities Act or applicable securities laws of any state of the United States. The Corporation intends to rely on the Section 3(a)(10) Exemption for those U.S. TopCo Voting Shares. Section 3(a)(10) applies to securities issued in exchange for one or more bona fide outstanding securities where a court of competent jurisdiction expressly authorized by law approves the substantive and procedural fairness of the terms and conditions of the issuance and exchange after a hearing at which all persons to whom the securities are proposed to be issued have the right to appear and receive timely notice. The Corporation expects the approval of the Court to satisfy these requirements, and the Court has been informed that the Corporation intends to rely on the Final Order for this purpose. The U.S. TopCo Options and U.S. TopCo RSUs are addressed separately below and are not within this Section 3(a)(10) reliance. The U.S. TopCo Voting Shares issued in reliance on Section 3(a)(10) may generally be resold without restriction under the U.S. Securities Act if the holder is not, and has not been during the 90 days preceding the sale, an "affiliate" (as defined in Rule 144(a)(1) under the U.S. Securities Act) of the Corporation, because those shares will not be "restricted securities" under Rule 144(a)(3). A holder that is an affiliate, or a holder that was an affiliate during the applicable 90-day period, may resell the U.S. TopCo Voting Shares only in accordance with Rule 144 or another available exemption. Rule 144 affiliate resales are subject to applicable public-information, volume, manner-of-sale and notice requirements, as well as any other applicable conditions. The U.S. TopCo Subordinate Voting Shares issuable upon exercise of the U.S. TopCo Options (the "Underlying Option Shares") and the U.S. TopCo Subordinate Voting Shares issuable upon settlement of the U.S. TopCo RSUs (the "Underlying RSU Shares") will not be eligible for the Section 3(a)(10) Exemption because they are issued upon exercise or settlement of awards rather than in exchange for bona fide outstanding securities in the Redomicile Arrangement. The Underlying Option Shares and the Underlying RSU Shares will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and, unless registered, may be issued and subsequently resold only pursuant to an alternative exemption or exclusion from registration under the U.S. Securities Act and in compliance with applicable state securities laws. Holders of RSUs will be deemed to have agreed to adhere to applicable requirements of U.S. Securities Law concerning (i) the settlement of the U.S. TopCo RSUs and (ii) the resale or transfer of the U.S. TopCo RSUs and of any U.S. TopCo Subordinate Voting Shares issued upon the settlement of the RSUs. Holders of Options will be deemed to have agreed to adhere to applicable requirements of U.S. Securities Law concerning (i) the exercise of the U.S. TopCo Options and (ii) the resale or transfer of the U.S. TopCo Options and any U.S. TopCo Subordinate Voting Shares issued upon the exercise of the Options. Reporting and Trading Notwithstanding the Redomicile Arrangement, the Corporation will continue to be a "reporting issuer" in each of the provinces of Canada in which it is currently a reporting issuer and a domestic issuer under applicable SEC rules and will continue to be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Subordinate Voting Shares currently trade on CSE under the symbol "CL" and are quoted on the OTCQX under the symbol "CRLBF". After completion of the Redomicile Arrangement, the Corporation expects that the U.S. TopCo Subordinate Voting Shares will be listed for trading on CSE and be quoted on the OTCQX in place of the Subordinate Voting Shares and the trading symbols on CSE and OTCQX will remain the same.

- 63 - Other Business Management is not aware of any other matters to come before the Meeting, other than those set out in the Notice of Meeting. If other matters come before the Meeting, or if there are amendments or variations to the items of business, the Management Designees will have the discretion to vote as he or she sees fit. DISSENT RIGHTS Any registered holder of Voting Shares as at the Record Date is entitled to be paid the fair value of such shares in accordance with the provisions of Sections 237-247 of the BCBCA if the Shareholder validly dissents to either or both of the Arrangement Resolutions in accordance with the BCBCA (as modified by the Interim Order and the respective plan(s) of arrangement) and the Arrangements become effective (the "Dissent Rights"). A holder of Voting Shares who validly dissents (a "Dissenting Shareholder") and is paid the fair value of such shares (the "Dissenting Shares") will not be entitled to receive any TopCo Shares (or U.S. TopCo Voting Shares, as applicable) in connection with the Arrangements (as applicable). The fair value of such holder's Voting Shares will be determined as of the close of business on the business day before the adoption of the applicable Arrangement Resolution. The payment for such fair value of the shares shall be made by Cresco. The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholders who wish to exercise their right of dissent should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237-247 of the BCBCA, the Interim Order and the respective plan(s) of arrangement may prejudice their right of dissent. Shareholders registered as such on the Record Date of the Meeting may exercise rights of dissent pursuant to and in the manner set forth in Sections 237-247 of the BCBCA as modified by the Interim Order and the respective plan(s) of arrangement, provided that the notice of dissent duly executed by such Shareholder is received by Cresco two (2) business days in advance of the date of the Meeting. Dissenting Shareholders are ultimately entitled to be paid fair value for their Dissenting Shares and shall be deemed to have transferred their Dissenting Shares to Cresco for cancellation immediately at the effective time of the applicable Arrangement Resolution and in no case shall Cresco be required to recognize such persons as holding Voting Shares after the effective time of the applicable Arrangement Resolution. A vote against either or both of the Arrangement Resolutions, an abstention from voting in respect of either or both of the Arrangement Resolutions, or the execution or exercise of a proxy to vote against either or both of the Arrangement Resolutions does not constitute a notice of dissent, but a Shareholder need not vote against the Arrangement Resolutions in order to dissent. However, a Shareholder who consents to or votes in favour of the Arrangement Resolutions, other than as a proxy for a Shareholder whose proxy required an affirmative vote, or otherwise acts inconsistently with the dissent, will cease to be entitled to exercise any Dissent Rights in respect of such Arrangement Resolution(s). Shareholders who do not duly exercise their Dissent Rights are not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangements on the same basis as a Shareholder who is not a Dissenting Shareholder, and shall receive TopCo Shares on the same basis as every other Shareholder. Pursuant to the terms of the Plans of Arrangement, in the event that Shareholders entitled to vote at the Meeting have exercised rights of dissent in respect of the Arrangements, the Board may, in its sole discretion, decide not to proceed with the Arrangements. Prior to the applicable Arrangement becoming effective, Cresco will send a notice of intention to act to each Dissenting Shareholder stating that the Arrangement Resolution has been passed and informing the Dissenting Shareholder of their intention to act on such Arrangement Resolution. A notice of intention need not be sent to any Shareholder who voted in favour of the applicable Arrangement Resolution or who has withdrawn their Notice of Dissent. Within one (1) month of the date of the notice given by Cresco of its intention to act, the Dissenting Shareholder is required to send written notice to Cresco that they require Cresco to purchase all of their Voting Shares and at the same time to deliver certificates representing those Voting Shares to Cresco. Upon such delivery, a Dissenting Shareholder will be

- 64 - bound to sell and Cresco will be bound to purchase the Voting Shares subject to the demand for a payment equal to their fair value as of the day before the day on which the applicable Arrangement Resolution was passed by the Shareholders, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). Every Dissenting Shareholder of Cresco who has delivered a demand for payment must be paid the same price as the other Dissenting Shareholders of Cresco. A Dissenting Shareholder who has sent a demand for payment, or Cresco, may apply to the Court which may: (a) require the Dissenting Shareholder to sell and Cresco to purchase the Voting Shares in respect of which a Notice of Dissent has been validly given; (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors; (c) join in the application of any other Dissenting Shareholder who has delivered a demand for payment; and (d) make consequential orders and give such directions as it considers appropriate. No Dissenting Shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a Shareholder in respect of the Voting Shares for which a demand for payment has been given, other than the rights to receive payment for those Voting Shares. Until a Dissenting Shareholder who has delivered a demand for payment is paid in full, that Dissenting Shareholder may exercise and assert all the rights of a creditor of Cresco. No Dissenting Shareholder may withdraw their demand for payment unless Cresco consents to such withdrawal. Once the applicable Arrangement becomes effective, none of the resulting changes to Cresco will affect the rights of the Dissenting Shareholders or Cresco or the price to be paid for the Dissenting Shareholder's Voting Shares. If the Court determines that a person is not a Dissenting Shareholder or is not otherwise entitled to dissent, the Court, without prejudice to any acts or proceedings that Cresco or the Shareholders may have taken during the intervening period, may make the order it considers appropriate to remove the restrictions on the Dissenting Shareholder from dealing with their Voting Shares. Strict adherence to the procedures set forth above will be required and failure to do so may result in the loss of all Dissent Rights. Accordingly, each Shareholder who might desire to exercise Dissent Rights should carefully consider and fully comply with the provisions set forth above and below and consult their legal advisor. See Schedule "H" for the text of Sections 237-247 of the BCBCA. Address for Dissent Notices All BCBCA Dissent Notices to Cresco, in accordance with the provisions of the Plans of Arrangement, should be addressed to Cresco, c/o Bennett Jones LLP at 666 Burrard Street, Suite 2500, Vancouver, British Columbia V6C 3P6, Attention: Aaron Sonshine, Joseph Blinick and Andrew Froh (SonshineA@bennettjones.com / BlinickJ@bennettjones.com / FrohA@bennettjones.com). RISK FACTORS The following, non-exhaustive risk factors should be carefully considered by Shareholders in evaluating the approval of the MVS Amendment Resolution and the Arrangement Resolutions. Risks Related to the Corporation Certain risk factors relating to the activities of Cresco are contained in the AIF in the section entitled "Risk Factors", which risk factors are incorporated herein by reference. Risk factors related to the business of Cresco as contained in the AIF will generally continue to apply to TopCo after the Share Exchange Effective Date and to U.S. TopCo after the Redomicile Effective Date and will not be affected by the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, securities of TopCo will be subject to these risk factors. Securityholders should carefully consider those risk factors as well as the additional risk factors set forth below and consider all other information contained herein and in Cresco's other public filings before making an investment decision.

- 65 - Risk Factors Related to the Proposed MVS Amendment In evaluating the Proposed MVS Amendment, you should carefully consider, in addition to the other information contained in this Circular, the risks and uncertainties described below before deciding to vote in favour of the Proposed MVS Amendment. Preservation of Multiple Voting Share voting power will continue to limit influence of other Shareholders over most corporate matters immediately following a U.S. listing The Proposed MVS Amendment, once implemented, will extend the restriction feature of the Multiple Voting Shares linked to a listing of the Subordinate Voting Shares on a U.S. national securities exchange such as Nasdaq or NYSE, and will preserve the control and direction of the founders of the Corporation (the "Founders") over the Multiple Voting Shares and voting power associated therewith for three years following such an eventual listing of the Subordinate Voting Shares in the United States. As a result, other Shareholders will have a limited ability to influence corporate matters immediately following such a U.S. listing. For the duration of the extended U.S. Listing Sunset, the Founders will continue to significantly affect the outcome of most matters submitted to a vote of Shareholders. The Proposed MVS Amendment may continue the anti-takeover effect of the Multiple Voting Shares following a U.S. listing Because the Proposed MVS Amendment will maintain the Founders' influence over Cresco even after a U.S. listing, it may reduce the likelihood of an unsolicited takeover bid. As a result, the Proposed MVS Amendment may have the effect of depriving Shareholders of an opportunity to sell their shares at a premium over prevailing market prices and may make it more difficult for minority shareholders to replace Cresco's directors and management team after a U.S. listing. The Special Committee is not aware of any offer or proposal by any person or group to acquire any significant amount of Voting Shares, acquire control of Cresco by means of a takeover bid, merger, solicitation in opposition to management or otherwise, or change the current Board composition or management team. Expected benefits of the Proposed MVS Amendment and implementation and success of the long-term strategy of the Corporation may fail to be realized There is no guarantee that the benefits and positive factors considered by the Special Committee and the Board in determining that the Proposed MVS Amendment is in the best interests of the Corporation will materialize. Furthermore, despite the implementation of the Proposed MVS Amendment following Shareholder approval, the Corporation may fail to realize the growth opportunities and long-term strategy it currently anticipates due to challenges outside the control of the Corporation such as changing market trends, retention of personnel and other economic factors. In addition, management's long-term vision and focus may fail to yield the expected benefits for the Corporation. Failure to realize the benefits of the Proposed MVS Amendment or the successful implementation of the long-term strategy of the Corporation may have an adverse effect on the Corporation's business, financial condition or results, as well as on the trading price and trading volume of the Subordinate Voting Shares. Failure to obtain required approval in favour of the Proposed MVS Amendment The completion of the Proposed MVS Amendment is subject to obtaining the requisite approval from Shareholders. Failure to obtain that approval would mean the conditions precedent are not satisfied and the Proposed MVS Amendment is not completed, which may adversely affect the business, financial condition or results of the Corporation. In addition, if the Proposed MVS Amendment is not approved or implemented, costs, time and management's attention will have been diverted away from other aspects of Cresco's business activities, which may have an adverse material effect on the Corporation's business, financial condition or results. The implementation of the Proposed MVS Amendment could be delayed or may not occur at all Under the MVS Amendment Resolution, the Board will retain the right, at its discretion, to refrain from effecting the Proposed MVS Amendment and to revoke the MVS Amendment Resolution, even if approved by the Shareholders, if, for any reason, the Board deems it is not in the best interests of the Corporation to follow through on the Proposed

- 66 - MVS Amendment. Likewise, the Board could, at its discretion, delay the filing of the Notice of Alteration effecting the Proposed MVS Amendment if it is determined it is in the best interests of the Corporation to do so at a specific time. A delay in the implementation of the Proposed MVS Amendment, or the revocation of the MVS Amendment Resolution by the Board, could create uncertainty in the market and around the Corporation's business and prospects, and could have a material adverse effect on the trading price of the Subordinate Voting Shares. Agency costs, governance and market perception over time The extension of the U.S. Listing Sunset following a U.S. Listing Event would permit the continuation of the Corporation's multi-class share structure for an additional three years following a U.S. Listing Event, with the result that the controlling shareholders would retain substantial voting influence notwithstanding any reduction over time in their relative economic interest. Such a divergence between voting control and economic ownership could reduce external market discipline and increase the potential for agency costs over time. The continued use of a multi-class share structure may be perceived differently by investors over time, as changes in market expectations, governance norms or investor preferences affect how the Corporation's capital structure is viewed. There can be no assurance that the Proposed MVS Amendment will be viewed favourably by the market participants. Such perceptions or reactions could adversely affect investor demand or the trading price or liquidity of the Subordinate Voting Shares. However, the Ownership-Based Sunset continues to apply to the Multiple Voting Shares, which serves to reduce the voting rights attached to Multiple Voting Shares in the event the holders of the Multiple Voting Shares divest over 50% of their initial economic interest. The market price and trading volume of the Subordinate Voting Shares may materially decrease or experience increased fluctuation following announcement of the Proposed MVS Amendment There can be no assurance that investors, Shareholders and analysts will view the Proposed MVS Amendment favourably, and the trading price and volume of the Subordinate Voting Shares may be adversely affected. Price and volume may materially decrease or fluctuate due to a range of factors relating to the amendment, whether or not it is implemented, and to the Corporation's business and assets, including new developments regarding the amendment or the Corporation's operations, fluctuations in operating results, failure to meet stock analysts' expectations, related public announcements and general market conditions. Many of these factors are beyond the Corporation's control, and there can be no assurance that the market price will not materially decrease or fluctuate significantly in the future, including for reasons unrelated to the amendment and the Corporation's performance. Risk Factors Related to the Arrangements In evaluating the Arrangements, you should carefully consider, in addition to the other information contained in this Circular, the risks and uncertainties described below before deciding to vote in favour of the Arrangements. While this Circular has described risks and uncertainties that management believes to be material, it is possible that other risks and uncertainties affecting the business of TopCo will arise or be material in the future. If TopCo is unable to effectively address these and other potential risks and uncertainties following a successful completion of the Arrangements, the business, financial condition or results of operations of TopCo could be materially and adversely affected. The Arrangements May Not Be Completed The completion of the Arrangements are subject to a number of conditions precedent, certain of which are outside the control of Cresco, including Shareholders approving the Arrangements. There is no certainty, nor can Cresco provide any assurance, that these conditions will be satisfied. Possible Failure to Realize Anticipated Benefits of the Arrangements Cresco proposed the Arrangements in order to achieve the benefits set forth in "Benefits of the Share Exchange Arrangement" and "Benefits of the Redomicile Arrangement". There can be no assurance, however, that the anticipated benefits of the Arrangements will materialize. It is possible that the risks and uncertainties described in this Circular

- 67 - will arise and become material to such an extent that some or all of the anticipated benefits of the Arrangements never materialize or are nullified. The Corporation will incur non-recurring costs related to the Arrangements. The Corporation expects to incur a number of non-recurring costs associated with the Arrangements. There can be no assurance that the actual costs will not exceed those estimated and the actual completion of the Arrangements may result in additional and unforeseen expenses. In addition, the Corporation will incur legal, accounting and other professional services fees and other costs related to the Arrangements. Some of these costs will be payable whether or not the Arrangements are completed. The Corporation may also incur increased compliance costs arising from complying with both the U.S. and Canadian ongoing reporting and disclosure regimes following the Redomicile. While it is expected that benefits of the Arrangements achieved by the Corporation will offset these transaction costs over time, this net benefit may not be achieved in the short-term or at all, particularly if the Arrangements are delayed or do not happen at all. These combined factors could adversely affect the business, operating profit and overall financial condition of the Corporation. Management distraction in connection with the Arrangements could have an adverse effect on the Corporation's business. Management of the Corporation anticipates that benefits will result from the completion of the Arrangements and the implementation of the Redomicile and related U.S. domestication in the State of Delaware. However, the Corporation and its management have devoted and will continue to be required to devote significant attention and resources to effecting the completion of the Arrangements and associated reorganization of the Corporation's corporate and capital structure. There is a risk that the challenges associated with managing these various initiatives as described in this Circular will result in management distraction and that consequently the underlying businesses will not perform in line with expectations. The Corporation may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangements from being completed. Even if the securities class actions or derivative lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the U.S. domestication, then that injunction may delay or prevent the Arrangements from being completed. Moreover, any litigation could be time-consuming and expensive and could divert the Corporation's management's attention away from their regular business. Payments in connection with the exercise of Dissent Rights by Dissenting Shareholders may impair the Corporation's financial resources. Under the BCBCA, Shareholders who (i) do not vote in favour of the applicable Arrangement Resolution(s), (ii) deliver to the Corporation a written notice of dissent, (iii) continuously hold their Voting Shares through the effective time of the applicable Arrangement Resolution and (iv) otherwise comply with the requirements and procedures of Section 237 to 247 of the BCBCA (as modified by the Interim Order and the plan(s) of arrangement), are entitled to receive payment in cash of the "fair value" of their Voting Shares. Should a material number of Shareholders exercise Dissent Rights, a substantial cash payment may be required to be made to such Dissenting Shareholder that could have an adverse effect on the Corporation's financial condition and cash resources if the Arrangements are completed. Risk Factors Related to the Redomicile Arrangement In evaluating the Redomicile Arrangement, you should carefully consider, in addition to the other information contained in this Circular and the risk factors above under "Risk Factors Related to the Arrangement", which are applicable to both Arrangements, the risks and uncertainties described below before deciding to vote in favour of the Redomicile Arrangement. The rights of shareholders under U.S. Law may differ from the rights of shareholders under Canadian Law.

- 68 - If the Redomicile Arrangement is completed, Shareholders (other than Dissenting Shareholders) will become stockholders of U.S. TopCo upon the Redomicile Effective Time. The rights of the Shareholders will be governed by the Certificate of Incorporation and the U.S. Bylaws of U.S. TopCo following the Redomicile Effective Time. The rights of shareholders under U.S. Law may differ from the rights of shareholders under Canadian Law and the BCBCA and the enforcement of such rights may involve different considerations and may be more difficult than would be the case if the Corporation had been incorporated in Canada. See "Matters to be Voted at the Meeting – Redomicile Arrangement Resolution – Comparison of Shareholders' Rights Under British Columbia and Delaware Law" for further details. If the Proposed MVS Amendment is not approved at the Meeting, the Corporation intends to adopt a classified board, as set forth in the Certificate of Incorporation. If the Proposed MVS Amendment is not approved, the Corporation intends, at the time of domestication, to adopt a "classified board of directors" or "staggered board of directors", whereby the board of directors will be separated into three "classes" with only one class elected each year. The classified structure of the board of directors may have the effect of delaying or preventing a change in control or changes in management, including transactions that shareholders might otherwise consider favourable. If adopted, only a portion of the directors would be elected at each annual meeting, and so it would take multiple annual meetings for shareholders to effect a change in a majority of the board. Blank-check Preferred Stock could dilute voting and economic interests. The Certificate of Incorporation authorizes 10,000,000 shares of Preferred Stock, and the Board may establish one or more series and determine their voting, dividend, liquidation and other rights. Unless otherwise provided in a Preferred Stock Designation or by law, the Preferred Stock will have no votes, dividends or liquidation rights. Any future issuance of Preferred Stock could dilute the voting and economic interests of holders of Common Stock, confer rights senior to the Common Stock or make a change of control more difficult. Forum selection provisions may limit where stockholders can bring lawsuits. The Certificate of Incorporation and U.S. Bylaws require most internal-affairs, derivative, fiduciary-duty and charter or bylaw claims to be brought in specified Delaware courts and require Securities Act claims to be brought in federal district courts of the United States, absent U.S. TopCo's written consent to an alternative forum. These provisions may limit a stockholder's ability to choose a preferred forum, increase litigation costs and result in claims being dismissed or transferred to a less convenient forum. Stockholders cannot act by written consent and may have limited ability to call special meetings. The Certificate of Incorporation prohibits stockholder action by written consent. The U.S. Bylaws generally permit special meetings to be called only by the Board by majority resolution, or by an officer if no directors are in office, and limit the business at a special meeting to the matters stated in the notice. These provisions may delay stockholder action and limit the ability of stockholders to respond between annual meetings. The corporate opportunity waiver may permit directors and officers to pursue opportunities outside U.S. TopCo. The Certificate of Incorporation waives the corporate opportunity doctrine in specified circumstances and renounces any expectancy that directors and officers will offer corporate opportunities to U.S. TopCo. As a result, directors, officers and their affiliates may pursue certain business opportunities that might otherwise have been presented to U.S. TopCo, which could create conflicts and adversely affect its business prospects. Section 203 protection will depend on the level of U.S. TopCo Multiple Voting Share voting power. U.S. TopCo will not be governed by Section 203 of the DGCL while holders of U.S. TopCo Multiple Voting Shares collectively hold at least 15% of the total voting power. If that voting power falls below 15%, Section 203 will automatically apply, including following the U.S. Listing Sunset, as if U.S. TopCo had never opted out. The resulting

- 69 - change in the availability of Section 203 protections may affect the timing, terms and feasibility of future business combinations and may produce different anti-takeover protections over time. Unsuitable Person provisions may force redemption of shares for cannabis regulatory compliance. The Board may redeem shares of Common Stock held by an Unsuitable Person where a governmental authority determines that the person is unsuitable to own the shares or where the ownership could result in the loss, suspension or revocation of a cannabis license or prevent the Corporation from obtaining a license. Following delivery of a redemption notice, the holder's voting rights may cease, and the shares may be redeemed at the applicable fair market value and cancelled. A forced redemption could result in a holder losing its investment or receiving less than the holder expects. Enforcement of rights against the Corporation in Canada. Following the Redomicile Effective Time, the Corporation will be located outside of Canada and most of its directors, officers and experts are expected to reside outside of Canada. Accordingly, it may not be possible for Canadian Shareholders to effect service of process within Canada upon the Corporation or its directors, officers or experts, or to enforce judgments obtained in Canadian courts against the Corporation or its directors, officers or experts. Loss of Foreign Private Issuer Status Following the Redomicile, the Corporation will no longer qualify as a foreign private issuer under applicable U.S. securities laws. Loss of the Corporation's foreign private issuer status would result in the Corporation becoming subject to U.S. domestic reporting requirements and, as such, the Corporation would be subject to the increased reporting and disclosure requirements imposed on U.S. domestic reporting companies, likely resulting in increased audit, legal and administration costs and a significant diversion of the Corporation's time and resources. These increased costs may significantly affect the Corporation's business, financial condition and results of operations. There can be no assurance that a potential listing on a U.S. national securities exchange will occur The Redomicile is intended to favourably position the Corporation ahead of and following a potential listing on a U.S. national securities exchange. Although the Corporation expects that the Redomicile will bring additional benefits as described under "Benefits of the Redomicile Arrangement", a significant reason for implementing the Redomicile is as a preliminary step ahead of a listing on a U.S. national securities exchange. There can be no assurance that a listing on a U.S. national securities exchange will occur. EXECUTIVE COMPENSATION The following information is provided as required under Form 51-102F6V – Statement of Executive Compensation - Venture Issuers, as such term is defined in NI 51-102. Financial information presented in this Executive Compensation section is presented in United States ("U.S.") dollars ("USD" or "$"), unless otherwise indicated. For the purposes of this Executive Compensation section: "compensation securities" includes stock options ("Options"), convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units ("RSUs") granted or issued by the Corporation or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries; "Named executive officer" or "NEO" means each of the following individuals:

- 70 - (a) each individual who, in respect of the Corporation, during any part of the most recently completed financial year, served as chief executive officer ("CEO"), including an individual performing functions similar to a CEO; (b) each individual who, in respect of the Corporation, during any part of the most recently completed financial year, served as chief financial officer ("CFO"), including an individual performing functions similar to a CFO; (c) in respect of the Corporation and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, for that financial year; and (d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Corporation, and was not acting in a similar capacity, at the end of that financial year. "plan" includes any plans, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and "underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities. DIRECTOR AND NAMED OFFICER COMPENSATION Director and NEO Compensation The following table sets forth information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, to each NEO and member of the Corporation's Board, other than Options and other compensation securities, for each of the two most recently completed financial years. Table of compensation excluding compensation securities Name Year Salary, consulting fee, retainer or commission(1) ($) Bonus ($) Committee or meeting fees(1) ($) Value of Perquisites ($) Value of all other compensation ($) Total compensation ($) Charles Bachtell(2) Director and CEO 2025 500,019 1,054,000(3) — — — 1,554,019 2024 491,686 927,900(3) — — — 1,419,586 Sharon Schuler(4) CFO 2025 425,016 109,448 — — — 534,464 2024 141,672 — — — — 141,672 Greg Butler President 2025 500,019 527,000 — — — 1,027,019 2024 500,000 306,980 — — — 806,980 Thomas J. Manning(5) Director and Chairman 2025 80,000 — 15,000 — — 95,000 2024 80,000 — 55,000 — — 135,000 Gerald F. Corcoran(6) Director 2025 65,000 — 25,000 — — 90,000 2024 65,000 — 24,375 — — 89,375 Marc Lustig(7) Director 2025 65,000 — 15,000 — — 80,000 2024 65,000 — 3,342 — — 68,342

- 71 - Table of compensation excluding compensation securities Name Year Salary, consulting fee, retainer or commission(1) ($) Bonus ($) Committee or meeting fees(1) ($) Value of Perquisites ($) Value of all other compensation ($) Total compensation ($) Randy D. Podolsky(8) Director 2025 65,000 — 30,326 — — 95,326 2024 65,000 — 18,750 — — 83,750 Michele Roberts(9) Director 2025 65,000 — 15,000 — — 80,000 2024 65,000 — 63,000 — — 128,000 Robert M. Sampson(10) Director 2025 65,000 — 20,000 — — 85,000 2024 65,000 — 11,603 — — 76,603 Notes: (1) The Chairman of the Board was paid $80,000 and all other non-employee directors were paid $65,000, in compensation for Board membership. Additionally, Committee Chairs receive annual compensation of $15,000 and Committee Members receive annual compensation of $10,000. Compensation to the Board and Committee Members is paid in quarterly installments, with Board compensation paid one quarter in arrears. Prior to 2024, all non-chair committee members were paid $7,500 annual compensation; as such, some 2024 compensation totals differ from the expected compensation due to the rate change for Committee Members. Prior to 2024, the Special Committee was a temporary committee that was formed to review the Corporation's corporate organizational structure. The Chair of the Special Committee received monthly compensation of $12,000 and Special Committee members received monthly compensation of $10,000 a month, for months that work was performed. After the completion of this review, the committee was disbanded as of March 31, 2024 and final payments for the Special Committee were made during 2024. (2) Mr. Bachtell, as an executive of the Corporation, did not receive compensation for serving on the Board in 2024 or 2025. (3) Mr. Bachtell elected to convert some or all of his annual bonus into options that can be settled for Subordinate Voting Shares. The options were fully vested on the date granted. See the "Compensation Securities" table below. (4) Ms. Schuler was appointed as the Chief Financial Officer effective November 11, 2024. Ms. Schuler resigned as Chief Financial Officer and Mark Stortz was appointed as interim Chief Financial Officer effective as of September 3, 2026. (5) During 2025, Mr. Manning received $15,000 for serving as the Chairman of the Executive Committee. During 2024, Mr. Manning received $15,000 for serving as the Chairman of the Executive Committee and $40,000 for serving as a member of the Special Committee until the Committee was disbanded as of March 31, 2024. (6) During 2025, Mr. Corcoran received $10,000 for serving on the Executive Committee and $15,000 for serving as Chairman of the Audit Committee. During 2024, Mr. Corcoran received $9,375 for serving on the Executive Committee and $15,000 for serving as Chairman of the Audit Committee. (7) During 2025, Mr. Lustig received $15,000 for serving as the Chair of the Compensation Committee. During 2024, Mr. Lustig received $3,342 for serving as the Chair of the Compensation Committee beginning in July of 2024. (8) During 2025, Mr. Podolsky received $10,000 for serving on the Executive Committee, $10,326 for serving on the Audit Committee, and $10,000 for serving on the Nominating and Governance Committee. During 2024, Mr. Podolsky received $2,500 for serving on the Executive Committee beginning in July of 2024, $6,875 for serving on the Audit Committee through July of 2024 and again from November 2024 through the remainder of the year, and $9,375 for serving on the Nominating and Governance Committee. (9) During 2025, Ms. Roberts received $15,000 for serving as the Chair of the Nominating and Governance Committee. During 2024, Ms. Roberts received $15,000 for serving as the Chair of the Nominating and Governance Committee and $48,000 for serving as Chair of the Special Committee. (10) During 2025, Mr. Sampson received $10,000 for serving on the Audit Committee and $10,000 for serving on the Compensation Committee beginning in July of 2024. During 2024, Mr. Sampson received $9,375 for serving on the Audit Committee and $2,228 for serving on the Compensation Committee beginning in July of 2024. Stock Options and Other Compensation Securities The following table sets forth certain information in respect of all compensation securities granted or issued to each NEO and director by the Corporation or one of its subsidiaries in the financial year ended December 31, 2025, for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries.

- 72 - Compensation Securities(1) Name and position Type of compensation security(2) Number of compensation securities, number of underlying securities, and percentage of class Date of issue or grant Issue, conversio n or exercise price ($) Closing price of security or underlying security on date of grant Closing price of security or underlying security at year end ($) Expiry date Charles Bachtell Director and CEO Options Options exercisable for 1,996,182 Subordinate Voting Shares (0.58%) 297,744(3) on January 2, 2025 $0.95 $0.95 $1.21 January 2, 2035 823,438(4) on January 2, 2025 $0.95 $0.95 $1.21 January 2, 2035 875,000(3) on August 15, 2025 $0.99 $0.96 $1.21 August 15 , 2035 RSUs 8,765,263 RSUs that can be settled for Subordinate Voting Shares (2.55%) 850,263(3) RSUs on January 2, 2025 $0.95 $0.95 $1.21 N/A 1,625,000(3) RSUs on August 15, 2025 $0.96 $0.96 $1.21 N/A 6,290,000(5) RSUs on September 18, 2025 $0.98 $0.98 $1.21 N/A Sharon Schuler(7) CFO Options(3) Options exercisable for 100,000 Subordinate Voting Shares (0.03%) 100,000 on January 2, 2025 $0.95 $0.95 $1.21 January 2, 2035 RSUs(3) 300,000 RSUs that can be settled for Subordinate Voting Shares (0.09%) 300,000 RSUs on January 2, 2025 $0.95 $0.95 $1.21 N/A Greg Butler President Options(3) Options exercisable for 1,025,000 Subordinate Voting Shares (0.30%) 150,000 on January 2, 2025 $0.95 $0.95 $1.21 January 2, 2035 875,000 on August 15, 2025 $0.99 $0.96 $1.21 August 15 , 2035 450,000(3) on January 2, 2025 $0.95 $0.95 $1.21 N/A RSUs 2,700,000 RSUs that can be settled for Subordinate Voting Shares (0.79%) 1,625,000(3) RSUs on August 15, 2025 $0.96 $0.96 $1.21 N/A 625,000(5) RSUs on September 18, 2025 $0.98 $0.98 $1.21 N/A Thomas J. Manning Director and Chairman RSUs(6) 90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%) September 16, 2025 $1.00 $1.00 $1.21 N/A

- 73 - Compensation Securities(1) Name and position Type of compensation security(2) Number of compensation securities, number of underlying securities, and percentage of class Date of issue or grant Issue, conversio n or exercise price ($) Closing price of security or underlying security on date of grant Closing price of security or underlying security at year end ($) Expiry date Gerald F. Corcoran Director RSUs(6) 90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%) September 16, 2025 $1.00 $1.00 $1.21 N/A Marc Lustig Director RSUs(6) 90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%) September 16, 2025 $1.00 $1.00 $1.21 N/A Randy D. Podolsky Director RSUs(6) 90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%) September 16, 2025 $1.00 $1.00 $1.21 N/A Michele Roberts Director RSUs(6) 90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%) September 16, 2025 $1.00 $1.00 $1.21 N/A Robert M. Sampson Director RSUs(6) 90,000 RSUs that can be settled for Subordinate Voting Shares (0.03%) September 16, 2025 $1.00 $1.00 $1.21 N/A Notes: (1) As of December 31, 2025, the named executive officers and directors hold the following compensation securities: (i) Mr. Bachtell: 4,145,685 Options and 8,765,263 RSUs; (ii) Ms. Schuler: 350,000 Options and 300,000 RSUs; (iii) Mr. Butler: 1,249,398 Options and 2,961,084 RSUs; (iv) Mr. Manning: 2,119,574 Options and 319,751 RSUs; (v) Mr. Corcoran: 116,828 Options and 90,000 RSUs; (vi) Mr. Lustig: 15,873 Options and 180,000 RSUs; (vii) Mr. Podolsky: 116,828 Options and 134,045 RSUs; (viii) Ms. Roberts: 62,432 Options and 407,842 RSUs; and (ix) Mr. Sampson: 79,359 Options and 407,842 RSUs. Each Option and each RSU represents the right to acquire or receive upon vesting one Subordinate Voting Share. (2) Represents all compensation securities issued pursuant to the Amended Plan to the individual in the financial year of the Corporation ended December 31, 2025. (3) Awards vest ratably in one-third increments on each of the first three anniversaries of the grant date. (4) Mr. Bachtell elected to convert his 2024 bonus into Options that can be exercised to acquire Subordinate Voting Shares. Awards were fully vested on the date granted. The number of Options granted was determined by dividing the dollar amount of the bonus converted by the fair value of one Option for accounting purposes as of the grant date. (5) Award was granted as part of an award exchange program (the "Program") that was approved during Cresco's 2025 annual general and special meeting. The Program allowed eligible participants to exchange Options that either had an exercise price greater than $2.25 on the expiration date of the Program or awards set to expire prior to September 30, 2030, for new RSUs. The RSUs will vest ratably in one-third increments on each of the first three anniversaries of the grant date. Mr. Bachtell exchanged approximately 6.4 million options with expiration dates between September 30, 2028 and May 20, 2030 and strike prices between $1.14 and $6.55 for an equivalent number of RSUs. Mr. Butler exchanged approximately 1.6 million options with expiration dates between October 24, 2028 and November 30, 2032 and strike prices between $3.29 and $3.75 for an equivalent number of RSUs. (6) Awards vest fully on the earlier of the date of the Corporation's 2026 Meeting or the date that is 12 months after the grant date. (7) Ms. Schuler resigned as Chief Financial Officer effective as of September 3, 2026.

- 74 - Exercise of Compensation Securities by Directors and NEOs Name and position Type of compensation security Number of underlying securities exercised Exercise price per security ($) Date of exercise Closing price per security on date of exercise ($) Difference between exercise price and closing price on date of exercise ($) Total value on exercise date ($)(1) Charles Bachtell Director and CEO — — — — — — — Sharon Schuler CFO — — — — — — — Greg Butler President RSUs 114,060 Subordinate Voting Shares N/A 56,250 RSUs on January 2, 2025 0.95 N/A 53,449 37,500 RSUs on January 3, 2025 0.93 34,794 17,334 on January 4, 2025 0.93 16,083 2,976 RSUs on January 28, 2025 0.89 2,646 Thomas J. Manning Director and Chairman — — — — — — — Gerald Corcoran Director RSUs 90,000 Subordinate Voting Shares N/A 90,000 RSUs on July 11, 2025 0.67 N/A 59,851 Marc Lustig Director — — — — — — — Randy D. Podolsky Director RSUs 90,000 Subordinate Voting Shares N/A 90,000 RSUs on July 11, 2025 0.67 N/A 59,851 Michele Roberts Director — — — — — — — Robert M. Sampson Director — — — — — — — Notes: (1) Calculated by multiplying the number of Subordinate Voting Shares issued upon vesting of RSUs by the closing price on the vesting date. Directors can defer the vesting of their award based on section 409A of the Code. Elections must be made in the year prior to the grant.

- 75 - Incentive Plans Long-Term Incentive Plan On November 29, 2018, the Board adopted the Cresco Labs Inc. 2018 Long-Term Incentive Plan (the "Plan"), which was approved by the Shareholders at the special meeting of Shareholders on November 14, 2018. On May 29, 2024, the Board amended the Plan by adopting the Amended and Restated Cresco Labs Inc. 2018 Long-Term Incentive Plan ("Amended Plan"), which was approved by the Shareholders at the annual general and special meeting of shareholders on July 10, 2024. The Amended Plan is due to be re-approved by Shareholders by July 10, 2027 (provided that, should the U.S. Incentive Plan be subsequently adopted, the Corporation will not seek Shareholder re- approval for the Amended Plan: see "Matters to be Considered at the Meeting – Redomicile Resolution – the Redomicile Arrangement"), and provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to awards granted under the Amended Plan will be equal to the greater of (i) 10% of the issued and outstanding as-converted subordinate voting shares, after giving effect to the conversion of the Corporation's other share classes and the redemption of the Cresco Redeemable Units for Subordinate Voting Shares ("As-converted Subordinate Voting Shares"), on a rolling basis, and (ii) the sum of (x) 10% of the issued and outstanding As- converted Subordinate Voting Shares as of July 10, 2024 plus (y) 20,000,000 additional Subordinate Voting Shares; provided that if the amount determined in accordance with clause (i) is at any time greater than or equal to the amount determined in accordance with clause (ii), then the share pool shall thereafter be equal to 10% of the issued and outstanding As-converted Subordinate Voting Shares, on a rolling basis. As of the Record Date, a maximum of 63,990,638 Subordinate Voting Shares may be reserved for issuance pursuant to awards granted under the Amended Plan. Awards that may be granted under the Amended Plan include Options, stock appreciation rights, stock awards, RSUs, performance shares, performance units and other stock-based awards ("Awards"). If the Share Exchange Arrangement is completed, the Amended Plan will become the long-term incentive plan of TopCo and outstanding Cresco Options and RSUs will be adjusted and assumed as TopCo awards. If the Redomicile Arrangement is subsequently implemented, the U.S. Incentive Plan will become the long-term incentive plan of U.S. TopCo, and those adjusted awards will become U.S. TopCo Options and U.S. TopCo RSUs under the U.S. Incentive Plan on the same terms and conditions, subject to the adjustments described in this Circular. The purpose of the Amended Plan is to (i) promote the long-term financial interests and growth of Cresco by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of Cresco's business, (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals, and (iii) further the alignment of interests of participants in the Amended Plan with those of the shareholders of Cresco through opportunities for increased stock or stock-based ownership in Cresco. The Amended Plan is administered by the Board's Compensation Committee and provides that Awards may be issued to (i) officers and employees of Cresco or any of its subsidiaries, (ii) members of the Board, and (iii) other individuals, including non-employee directors and consultants who provide bona fide services to or for Cresco or any of its subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Cresco's securities. The Compensation Committee establishes the terms of all Awards consistent with the terms of the Amended Plan, including vesting and maximum terms. All Options and Awards granted under the Amended Plan prior to June 11, 2026, including those to our NEOs, have an exercise price that is equal to the greater of the closing price of one Subordinate Voting Share on the CSE on the date of grant or the prior trading day. Upon the recommendation of our Compensation Committee, on March 18, 2026, the Compensation Committee approved an amendment to the Amended Plan to provide that Options and Awards granted thereunder have an exercise price that is equal to the closing price of one of our Subordinate Voting Shares on the OTCQX Best Market on the date of grant. The Compensation Committee recommended this change, which was approved by the CSE, as it was considered to provide greater transparency to employees. Employment, Consulting, and Management Agreements Except as disclosed below, neither the Corporation nor any subsidiary thereof has entered into any agreement or arrangement under which compensation was provided during the most recently completed financial year or is payable

- 76 - in respect of services provided to the Corporation or any of its subsidiaries that were (a) performed by a director or NEO, or (b) performed by any other party but are services typically provided by a director or a NEO. Charles Bachtell The Corporation entered into an employment agreement with Charles Bachtell, co-founder and CEO of the Corporation, dated January 1, 2020, and subsequently amended thereafter. Mr. Bachtell receives a gross salary of $500,000 per annum, payable on a semi-monthly basis. Mr. Bachtell is entitled to incentive compensation in the form of annual short-term incentive bonus, with a target of 200% of base salary, or $1,000,000, for the 2026 fiscal year and equity awards in the form of Options and/or RSUs as part of the Corporation's Amended Plan. In the event Mr. Bachtell's employment is terminated by the Corporation without Cause, if he resigns for Good Reason, or if his employment is terminated in anticipation of or within 24 months following a Change in Control (each as defined in the agreement), in addition to salary and benefits accrued as of the date of termination, he will be entitled to (i) any bonus earned but not paid as of the termination date, (ii) a pro rata portion of the bonus, if any, he would have received for performance at target level for the quarter in which his employment is terminated, (iii) a lump sum equal to two times the sum of (A) the highest amount of his base salary during the term of the agreement and (B) the greater of (1) his target bonus for the four quarters including the date of termination or (2) his average bonus over the highest four of the last 12 completed quarters immediately preceding the date of termination, (iv) the immediate vesting of all unvested compensation securities awarded to him, (v) payment by the Corporation of both the employer and employee portions of COBRA benefit premiums for 18 months, and (vi) in the case of termination in connection with a Change in Control, a gross-up payment in respect of any excise taxes imposed on any of the foregoing payments and any taxes imposed on such gross-up payment. The cash amount payable to Mr. Bachtell in the event of termination under the foregoing circumstances in respect of bonuses and the lump sum under clause (iii) above is estimated to be up to approximately $4,000,000. Sharon Schuler The Corporation entered into an employment agreement with Sharon Schuler, CFO, effective as of September 2, 2024. Ms. Schuler receives a gross salary of $425,000 per annum, payable on a semi-monthly basis. Ms. Schuler is entitled to incentive compensation in the form of annual short-term incentive bonus, with a target of 75% of base salary, or $318,750, for the 2026 fiscal year and equity awards in the form of Options and RSUs as part of the Corporation's Amended Plan. Ms. Schuler received an initial award of 250,000 Options upon joining the Corporation, which vest in equal installments over four years. The severance clause in Ms. Schuler's employment agreement expired 12 months after her start date, on September 2, 2025. Ms. Schuler resigned as Chief Financial Officer of the Corporation effective as of September 3, 2026. Greg Butler The Corporation entered into an employment agreement with Greg Butler, President, effective February 1, 2024. Mr. Butler receives a gross salary of $500,000 per annum, payable on a semi-monthly basis. Mr. Butler is entitled to incentive compensation in the form of annual short-term incentive bonus, with a target of 125% of base salary, or $625,000, for the 2026 fiscal year and equity awards in the form of Options and RSUs as part of the Corporation's Amended Plan. Upon separation from the Corporation, except in the event of his voluntary resignation, Mr. Butler will be entitled to (i) 12 months of salary in effect at the time of separation provided he executes a release of claims, and (ii) consideration for his regular annual target bonus for the year in which the separation is effective. The cash amount payable to Mr. Butler in the event of such separation is estimated to be up to approximately $1,125,000. Mr. Butler's employment is otherwise on an at-will basis. Oversight and Description of Director and NEO Compensation Cresco's Compensation Committee is responsible for determining the compensation for the directors and the executive officers. The Compensation Committee's primary responsibilities include, among other things, assisting the Board with the selection, retention, adequacy, and form of the compensation of senior management and the Board. The Compensation

- 77 - Committee has been tasked with establishing an executive compensation program, which includes equity compensation under the Amended Plan, and the other elements of compensation described under the heading "Director and NEO Compensation". Compensation Objectives and Principles The primary goal of the Corporation's executive compensation program is to attract, motivate and retain the key executives necessary for the Corporation's long-term success, to encourage executives to further the development of the Corporation, and to align the interests of executives with the Corporation's Shareholders. The key elements of the executive compensation program are: (i) base salary; (ii) annual short-term incentive bonus; and (iii) Awards granted under the Amended Plan. Compensation Process The Corporation's Compensation Committee is responsible for reviewing and recommending compensation for the Corporation's executive officers, with the Board retaining ultimate responsibility for approving executive compensation arrangements. In making its determinations, the Compensation Committee exercises judgment and does not rely on a predetermined formula or fixed weighting of compensation factors. When evaluating executive compensation, the Compensation Committee considers a range of factors, including: (i) Corporation performance and individual contributions against key performance indicators, and (ii) compensation practices and pay levels among a peer group of comparable companies. The Compensation Committee reviews these factors holistically and may assign varying levels of importance to each factor depending on the circumstances. The Board also reviews compensation recommendations for other officers of the Corporation from time to time to ensure that compensation arrangements appropriately reflect the responsibilities and risks associated with each position. The Compensation Committee annually reviews the composition and relevance of its compensation peer group and makes adjustments, as necessary, to ensure the peer group remains appropriate in light of the Corporation's size, scope of operations, and evolving business environment. Pension Plan Benefits The Corporation does not provide pension plan benefits for NEOs, directors, or employees. CORPORATE GOVERNANCE DISCLOSURE The Board views effective corporate governance as an essential element for the effective and efficient operation of the Corporation. The Corporation believes that effective corporate governance improves corporate performance and benefits all its Shareholders. The following statement of corporate governance practices sets out the Board's review of the Corporation's governance practices relative to National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 – Corporate Governance Guidelines. Board of Directors The Board, which is responsible for supervising the management of the business and affairs of the Corporation, is, as of the date of this Circular, comprised of seven (7) directors, six (6) of whom are independent as such term is defined in NI 58-101 and in National Instrument 52-110 – Audit Committees ("NI 52-110"). The independent directors are currently Thomas J. Manning, Robert M. Sampson, Gerald F. Corcoran, Randy D. Podolsky, Marc Lustig, Michele Roberts and Edward Tilly. Charles Bachtell, the Chief Executive Officer is not independent by virtue of being a member of the Corporation's management.

- 78 - The independent directors meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting (unless such requirement is waived by the independent directors). Following the Meeting, assuming the Cresco Nominees are elected, the independent directors will be Thomas J. Manning, Robert M. Sampson, Marc Lustig, Michele Roberts and Edward Tilly. Charles Bachtell, the Chief Executive Officer will not be independent by virtue of being a member of the Corporation's management. Directorships Certain of the Cresco Nominees are currently directors or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows: Name Name of Reporting Issuer Name of Exchange or Market Position From Thomas J. Manning CommScope Holding Company, Inc. NASDAQ Director 2014 Marc Lustig PharmaCielo Ltd. (formerly, AAJ Capital 1 Corp.) TSXV Lead Director 2020 Aequus Pharmaceuticals Inc. TSXV Director 2021 Orientation and Continuing Education of Board Members The Board has not implemented a formal program for the orientation of new directors. It is expected that existing directors will orient and educate any new members on an informal basis. The Board has also not implemented a formal continuing education program for the directors; however, the Board and the Corporation's management encourage directors to attend or participate in courses and seminars related to financial literacy, corporate governance and related matters. Each director has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director. Ethical Business Conduct The Board expects that the Corporation's employees, officers, directors, and representatives will act with honesty and integrity and will avoid any relationship or activity that might create, or appear to create, a conflict between their personal interest and the interests of the Corporation. Nomination of Directors The Board is responsible for nominating individuals for election to the Board by the Corporation's Shareholders at each annual general meeting of Shareholders. The Board is also responsible for filling vacancies on the Board that may occur between annual general meetings of Shareholders. The Nominating and Governance Committee, in accordance with its charter, is responsible for identifying, reviewing, evaluating, and recommending to the Board candidates to serve as directors. Compensation of Directors and Officers The Compensation Committee, in accordance with its charter, is responsible for periodically reviewing the compensation and benefits paid to the directors and executive officers of the Corporation in light of market conditions and practice, and risks and responsibilities.

- 79 - Other Board Committees The Board has four standing committees: the Audit Committee, the Nominating and Governance Committee, the Compensation Committee, and the Executive Committee. Executive Committee The Executive Committee consists of Charles Bachtell, Gerald F. Corcoran and Thomas J. Manning, with Mr. Manning serving as Chairman. The Executive Committee has been authorized to manage, or supervise the management, of the business and affairs of the Corporation other than matters that may not be delegated under Section 19.1 of the Corporation's articles, and applicable corporate law. Assessment of Directors, the Board and Board Committees The Board monitors the strategic direction and processes of the Board and its committees to ensure that the Board, its committees, and individual directors are performing effectively. Additionally, each director is subject to periodic evaluation of his or her individual performance, and the collective performance of the Board and of each committee of the Board are subject to periodic review. AUDIT COMMITTEE Pursuant to section 224(1) of the BCBCA and NI 52-110, the Corporation is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not executive officers, control persons, or employees of the Corporation, or an affiliate of the Corporation. NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its management information circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below. Audit Committee Charter The Audit Committee Charter is set forth in Schedule "A" attached hereto. The Audit Committee Charter provides that the Audit Committee must consist of at least three directors, a majority of whom must be "independent" and all of whom must be "financially literate" (as defined under NI 52-110). Composition of the Audit Committee The Audit Committee is comprised of: Robert M. Sampson Independent Financially literate Gerald F. Corcoran Independent Financially literate Edward Tilly Independent Financially literate Relevant Education and Experience of Audit Committee Members Gerald F. Corcoran Gerald F. Corcoran has served as Chief Executive Officer of R.J. O'Brien & Associates, LLC ("RJO") since 2000 and Chairman of the Board since 2007. Mr. Corcoran continues in his role as Chief Executive Officer of RJO since its acquisition by StoneX in July 2025. Celebrating its Centennial in 2014, Chicago-based RJO is the nation's oldest and largest independent futures brokerage firm and the last surviving founding member of the Chicago Mercantile Exchange (now CME Group). Mr. Corcoran joined RJO in 1987 as Chief Financial Officer and served in this capacity until 1992 when he was promoted to Chief Operating Officer. RJO is regulated by the Commodity Futures Trading Commission ("CFTC") and subject to PCAOB standards. Therefore, Mr. Corcoran's service as an executive and a member of the audit committee of RJO provided him with a vast amount of experience navigating highly regulated financial environments. Prior to joining RJO, Mr. Corcoran served as the Controller of the Chicago Sun-Times, which

- 80 - at the time was the nation's seventh largest daily newspaper. In July 2014, Mr. Corcoran was elected Chairman of the FIA (formerly Futures Industry Association), and he served in that position until March 2016. At that time, following the January merger of the organization with its European and Asian counterparts, he was elected Treasurer of the Board of Directors of the newly unified FIA, the leading trade organization for the futures, options, and cleared swaps markets worldwide. Mr. Corcoran served in that role until March 2017. Mr. Corcoran serves on the FIA's Executive Committee as well as its Americas Advisory Board. He has been a member of FIA's Board of Directors since March 2008 and served as Vice Chairman from March 2013 until July 2014. Mr. Corcoran also serves on the board of directors and executive committee of the National Futures Association ("NFA"), the self-regulatory organization for the futures industry and a de facto regulator, of which Mr. Corcoran served on the executive committee for over five years. Mr. Corcoran previously served on the Board of the Institute for Financial Markets and is a former member of the Risk Committee of CME Group. Both the NFA and CME Group are also regulated by the CFTC, further bolstering Mr. Corcoran's experience in dealing with financial regulators. Additionally, Mr. Corcoran is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society. Robert M. Sampson In addition to being one of the founders of Cresco, Robert Sampson has more than 25 years of operating experience in large business, including 18 years in the heavily regulated mortgage industry, having served as Chief Operating Officer at Guaranteed Rate, a retail mortgage bank. As the former Chief Operating Officer of Cresco, Mr. Sampson oversaw the construction of two 40,000 square foot cement precast structures and one 30,000 square foot hybrid greenhouse structure and was responsible for all facility operations and systems, including the design and implementation of fertigation and irrigation systems, inventory control systems, compliance process procedures, audits, security, and IT. Mr. Sampson is currently Executive Vice President of Crosscountry Mortgage, a mortgage firm based in Cleveland. Mr. Sampson holds a B.S. degree from Aurora University and an A.A. degree from College of DuPage. Edward Tilly Edward Tilly is a financial executive with more than 35 years of experience spanning exchange operations, market structure, capital markets and global regulatory engagement. Mr. Tilly served as Chairman and CEO of CBOE Global Markets for a decade, helping transform the company from a domestic options exchange into a diversified global market infrastructure operator, growing its market capitalization from approximately US$2 billion to more than US$18 billion. During his tenure, he led CBOE's US$3.4 billion acquisition of BATS Global Markets and expanded the company's operational footprint to six continents. Mr. Tilly served as Chairman of the World Federation of Exchanges from 2021 to 2023 and has held board seats at the Options Clearing Corporation and the National Stock Exchange. Most recently, he was CEO of Clear Street, a prime brokerage and financial infrastructure firm, and continues to serve on its Board of Directors. Mr. Tilly holds a Bachelors degree in Economics from Northwestern University. Audit Committee Oversight During the year ended December 31, 2025, no recommendations of the Audit Committee to nominate or compensate an external auditor were rejected by the Board. Reliance on Certain Exemptions As a venture issuer within the meaning of applicable Canadian securities laws, the Corporation currently relies on the exemption set forth in Section 6.1 of NI 52-110 pertaining to reporting obligations under NI 52-110. External Auditor Service Fees (By Category) The aggregate fees billed by the Corporation's external auditors in the years ended December 31, 2025 and 2024 are set out below:

- 81 - Baker Tilly Marcum Category 2025 2024 2025 2024 Audit Fees(1) $1,704,091 — $1,381,635 $2,473,090 Audit-Related Fees(2) $192,108 — $154,250 $8,000 Tax Fees — — — — All Other Fees(3) — — — $1,200 Total $1,896,199 — $1,535,885 $2,482,290 Notes: (1) Audit Fees include fees for performance of the annual audit of the Corporation's Financial Statements, reviews of quarterly financial statements, review of the Annual Information Form, reviews of periodic reports, and reviews of other documents required by legislation or regulation. (2) Audit-Related Fees include fees related to consents and reviews of other securities filings. (3) All Other Fees include fees related to a background check conducted for the newly appointed Chief Financial Officer. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS The following table sets forth, as of December 31, 2025, information with respect to compensation plans under which equity securities of the Corporation are authorized for issuance. Plan Category Number of Subordinate Voting Shares to be issued upon exercise of outstanding Options and rights Weighted-average exercise price of outstanding Options and rights Number of Subordinate Voting Shares remaining available for future issuance under equity compensation plans(1) Equity compensation plans approved by security holders 46,253,548 US$0.66 18,115,551 Equity compensation plans not approved by security holders — — — Total 46,253,548 US$0.66 18,115,551 Notes: (1) The above disclosure is based on Subordinate Voting Shares issuable under the Amended Plan is equal to the sum of 10% of the number of issued and outstanding Subordinate Voting Shares on an "as converted" basis as at December 31, 2025 plus an additional 20,000,000 subordinate voting shares, being 63,990,638 Subordinate Voting Shares, less 46,253,548 Subordinate Voting Shares issuable upon the exercise of Awards under the Amended Plan as at July 10, 2024. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS No current or former director, executive officer, or employee of the Corporation, or any of the Cresco Nominees, or any of their respective associates or affiliates, is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit, or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

- 82 - INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS Other than as set forth herein, the Corporation is not aware of any material interest, direct or indirect, of any "informed person" of the Corporation, any proposed director of the Corporation or any associate or affiliate of any of the foregoing in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. For the purposes of the above, "informed person" means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after having purchased, redeemed, or otherwise acquired any of its securities, for so long as it holds any of its securities. There are potential conflicts of interest to which all of the directors and officers of the Corporation may be subject in connection with the operations of the Corporation. All of the directors and officers are engaged in and will continue to be engaged in corporations or businesses, including publicly traded corporations, which may be in competition with the search by the Corporation for businesses or assets. Accordingly, situations may arise where all of the directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA. MANAGEMENT CONTRACTS The Corporation has no management contracts or other arrangement in place where management functions are performed by a person or company other than the directors or executive officers of the Corporation. ADDITIONAL INFORMATION Additional information relating to the Corporation is available under the Corporation's profile on the SEDAR+ website at www.sedarplus.ca, including financial information which is provided in Cresco's annual comparative Financial Statements for the years ended December 31, 2025 and 2024 and related management's discussion and analysis. Copies of the Financial Statements and related management's discussion and analysis are available on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Corporation at its registered office address at 666 Burrard Street, Suite 2500, Vancouver, British Columbia, V6C 2X8 to request copies of the Financial Statements and related management's discussion and analysis.

A-1 SCHEDULE "A" AUDIT COMMITTEE CHARTER CRESCO LABS INC. CHARTER OF THE AUDIT COMMITTEE This charter (the "Charter") sets forth the purpose, composition, responsibilities, duties, powers, and authority of the Audit Committee (the "Committee") of the directors (the "Board") of Cresco Labs Inc. ("Cresco"). 1.0 PURPOSE The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (a) financial reporting and disclosure requirements; (b) ensuring that an effective risk management and financial control framework has been implemented by the management of Cresco; and (c) external and internal audit processes. 2.0 COMPOSITION AND MEMBERSHIP (a) The members (collectively "Members" and individually a "Member") of the Committee shall be appointed by the Board to serve one-year terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of Cresco. (b) The Committee will consist of at least three Members. Every Member must be a director of Cresco who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations, and stock exchange requirements (collectively "Applicable Laws"), it being understood that for such time as Cresco remains a "venture issuer" under Applicable Laws, a majority (rather than all) of the Members of the Committee is required to be "independent". In this Charter, the terms "independent" and "financially literate" have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws. The chairman of the Committee (the "Chair") will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary. The Corporate Secretary of Cresco (the "Secretary") will be the secretary of all meetings and will maintain minutes of all meetings, deliberations, and proceedings of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting. 3.0 MEETINGS (a) Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Any Member or the auditor of Cresco may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

A-2 (b) At the request of the external auditors of Cresco, the Chief Executive Officer or the Chief Financial Officer of Cresco, or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested. (c) The Chair, if present, will act as the Chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, then the Members present may select one of their number to act as chairman of the meeting. (d) A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chair may cast a deciding vote in the case of a deadlock of votes. Actions of the Committee may also be taken by written resolution signed by all Members. (e) The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws. At each meeting, the Committee will meet in executive session (i) with only Members present, (ii) with only Members and Cresco's external auditors present, and (iii) with only Members and management present. (f) In advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Cresco to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties. 4.0 DUTIES AND RESPONSIBILITIES The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable, or required by Applicable Laws, are to: 4.1 Financial Reporting and Disclosure (a) oversee, review, and discuss, as the Committee deems appropriate, with management and the external auditors, Cresco's accounting practices and policies; (b) review the audited annual financial statements of Cresco, including the auditors' report thereon, the management's discussion and analysis of Cresco prepared in connection with the annual financial statements, financial reports of Cresco, guidance with respect to earnings per share, and any initial public release of financial information of Cresco through press release or otherwise, and report on the results of such review to the Board prior to approval and release to Cresco's shareholders; (c) review the quarterly financial statements of Cresco including the management's discussion and analysis prepared in connection with the quarterly financial statements, and report on the results of such review to the Board prior to approval and release to Cresco's shareholders; (d) review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents; (e) review with management of Cresco and with the external auditors of Cresco significant accounting principles, disclosure requirements, and alternative treatments under accounting principles generally accepted in the United States of America ("GAAP") all with a view to gaining reasonable assurance

A-3 that financial statements are accurate, complete, and present fairly Cresco's financial position and the results of its operations in accordance with GAAP; (f) annually review Cresco's Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration; and (g) review the minutes from each meeting of the disclosure committee of Cresco established pursuant to Cresco's Corporate Disclosure Policy, since the last meeting of the Committee. 4.2 Internal Controls and Audit (a) review and assess the adequacy and effectiveness of Cresco's system of internal control and management information systems through discussions with management and the external auditor of Cresco to ensure that Cresco maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Cresco's transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statements of Cresco and for detecting significant deficiencies or material weaknesses in controls or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of Cresco at any particular time; (b) satisfy itself that management has established adequate procedures for the review of Cresco's disclosure of financial information extracted or derived directly from Cresco's financial statements; (c) review and assess the adequacy of Cresco's systems and procedures to ensure compliance with regulatory requirements and recommendations and the security of Cresco's data and information systems; (d) review and assess the major financial risk exposures of Cresco and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities; and (e) review and assess, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of Cresco's risk management policies and procedures with regard to identification of Cresco's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Cresco. 4.3 External Audit (a) recommend to the Board a firm of external auditors to be engaged by Cresco; (b) ensure the external auditors report directly to the Committee on a regular basis; (c) review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards; (d) review and approve the compensation of the external auditors, the scope and timing of the audit, and other related services rendered by the external auditors; (e) review the audit plan of the external auditors prior to the commencement of the audit; (f) establish and maintain a direct line of communication with Cresco's external and, if applicable, internal auditors;

A-4 (g) review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team; (h) oversee the work of the external auditors appointed by the shareholders of Cresco with respect to preparing and issuing an audit report or performing other audit, review or attest services for Cresco, including the resolution of issues between management of Cresco and the external auditors regarding financial disclosure; (i) review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of Cresco and the ramifications of their use, as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences; (j) discuss with the external auditors their perception of Cresco's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information, and any recommendations with respect thereto; (k) review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and (l) review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues. 4.4 Associated Responsibilities (a) monitor and periodically review Cresco's Whistleblower Policy and associated procedures for: (b) the receipt, retention, and treatment of complaints received by Cresco regarding accounting, internal accounting controls or auditing matters; (c) the confidential, anonymous submission by directors, officers, and employees of Cresco of concerns regarding questionable accounting or auditing matters; and (d) any violations of any Applicable Laws that relate to corporate reporting and disclosure, or violations of Cresco's Code of Conduct and Ethics; (e) review and approve the hiring policies of Cresco regarding employees and partners, and former employees and partners, of the present and former external auditors of Cresco; and (f) provide oversight of related party transactions entered into or proposed to be entered into by Cresco. 4.5 Non-Audit Services Pre-approve all non-audit services to be provided to Cresco or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such

A-5 Member or Members so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval. 4.6 Oversight Function While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that Cresco's financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of the management of Cresco. The external auditors are responsible for planning and carrying out an audit of the annual consolidated financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that such financial statements are in accordance with generally accepted accounting standards. The Committee, the Chair, and any Members identified as having accounting or related financial expertise are directors of Cresco, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Cresco, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Cresco's financial information or public disclosure. 5.0 REPORTING The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee's report for inclusion in the management proxy circular. The Secretary will circulate the minutes of each meeting of the Committee and each written resolution passed by the Committee to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws. 6.0 ACCESS TO INFORMATION AND AUTHORITY The Committee will be granted unrestricted access to all information regarding Cresco and all directors, officers, and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Cresco's expense, outside legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of Cresco. 7.0 REVIEW OF CHARTER The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration. 8.0 CHAIR The Chair of the Committee shall: (a) provide leadership to the Committee with respect to its functions as described in this mandate and as otherwise may be appropriate, including overseeing the operation of the Committee; (b) chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations of the Committee;

A-6 (c) ensure that the Committee meets at least once per quarter and otherwise as considered appropriate; (d) in consultation with the Chair of the Board and the Committee members, establish dates for holding meetings of the Committee; (e) set the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other appropriate persons; (f) ensure that Committee materials are available to any director upon request as the Chair or the Committee consider appropriate; (g) act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee. This includes reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable; and (h) report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board.

B-1 SCHEDULE "B" VIRTUAL MEETING GUIDE In Order to Participate Online This year we will be conducting a virtual annual general and special meeting of shareholders, giving you the opportunity to attend the Meeting online using your smartphone, tablet, or computer. You will be able to view a live webcast of the Meeting, ask the Board questions and submit your votes in real time. Before the meeting: 1. Check that your browser for whichever device you are using is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. 2. All securityholders MUST register any third party appointments by email at proxy@odysseytrust.com. Failure to do so will result in the appointee not receiving login credentials. See important information on the next page regarding third party appointments. Gather the information you need to access the online meeting: Website: https://meetings.lumiconnect.com/400-728-762-814 Meeting ID: 400-728-762-814 Password: cresco2026 You will be able to log into the site from 11:00 a.m. CDT, October 30, 2026. The Meeting will start at 12:00 p.m. CDT. • Registered Shareholders can log-in using their 12-digit control number or log-in as a guest, see details below: ○ The 12 digit control number located on the reverse of your form of proxy. If as a registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot on the applicable matters put forth at the Meeting. If you vote by online ballot at the Meeting, you will be revoking any and all previously submitted votes or proxies for the Meeting. Therefore, you should consider joining the Meeting as a guest and voting your Voting Shares, as applicable, in advance so that your vote will be counted in the event you experience any technical difficulties during the Meeting. ○ Guest: If you do not have a 12 digit control number or you are a registered Shareholder and you have voted in advance of the Meeting and you do not wish to revoke your previously submitted votes. ▪ If you register as a guest, you will not be able to participate in the Meeting and ask questions. • Non Registered Holders / Proxyholders: If you have appointed yourself or a third party as your proxy appointee to attend the meeting, you will need to email Odyssey Trust Company at proxy@odysseytrust.com to register the appointment in order for them to receive a username. Difficulties Accessing the Meeting If you have trouble connecting to the Meeting please contact Odyssey Trust Company at 1-888-290-1175. If you are accessing the Meeting you must remain connected to the internet at all times during the Meeting in order to vote when voting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting.

B-2 Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before voting is completed. Important Notice for Non-Registered Shareholders Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate, or vote at the Meeting) MUST submit their duly completed proxy or Voting Instruction Form AND register the proxyholder. Registering a Proxyholder to Attend the Meeting The following applies to Shareholders who wish to appoint a person (a "Third Party Proxyholder") other than the management nominees set forth in the form of proxy or Voting Instruction Form as proxyholder, including beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting. Shareholders who wish to appoint themselves or a Third Party Proxyholder to attend, participate, or vote at the Meeting as their proxy and vote their Voting Shares MUST submit their proxy or Voting Instruction Form (as applicable) appointing themselves or such Third Party Proxyholder AND register themselves or the Third Party Proxyholder, as described below. Registering yourself or your proxyholder is an additional step to be completed AFTER you have submitted your proxy or Voting Instruction Form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate, or vote at the Meeting. Step 1: Submit your proxy or Voting Instruction Form: To appoint yourself or a Third Party Proxyholder, insert such person's name in the blank space provided in the form of proxy or Voting Instruction Form (if permitted) and follow the instructions for submitting such form of proxy or Voting Instruction Form. This must be completed prior to registering yourself or such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or Voting Instruction Form. If you are a Beneficial Shareholder located in the U.S., you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. Step 2: Register yourself or your proxyholder: To register a proxyholder, Shareholders must send an email to proxy@odysseytrust.com by 12:00 p.m. CDT on October 28, 2026 (or two business days prior to any adjourned or postponed Meeting), and provide Odyssey with their proxyholder's contact information, amount of Voting Shares appointed, name in which the Voting Shares are registered if they are a registered Shareholder, or name of brokerage house where the Voting Shares are held if a Beneficial Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting. Legal Proxy - U.S. Beneficial Shareholders If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate, or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to proxy@odysseytrust.com and received by 12:00 p.m. Central Daylight Time October 28, 2026 (or two business days prior to any adjourned or postponed Meeting).

B-3 Navigation When successfully authenticated (did not sign in as a guest), the info screen will be displayed. You can view company information, ask questions and watch the webcast. If you would like to watch the webcast press the broadcast icon. If viewing on a computer, the webcast will appear at the side automatically once the meeting has started. Questions Any voting member attending the meeting is eligible to ask questions. If you would like to ask a question, select the messaging icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Voting Once the voting has opened, the resolutions and voting choices will be displayed. To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

B-4 Type your message within the chat box at the bottom of the messaging screen. Once you are happy with your message click the send button. Questions sent via the Lumi AM online platform will be moderated before being sent to the Chair.

C-1 SCHEDULE "C" MVS AMENDMENT RESOLUTION BE IT RESOLVED AS A SPECIAL RESOLUTION THAT: 1. Part 2.1 of the articles of Cresco Labs Inc. (the "Corporation") be deleted in its entirety and replaced by the following: "The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company. Notwithstanding the foregoing, after three years following a listing of the Subordinate Voting Shares on a United States national securities exchange, the Company shall not issue any additional Super Voting Shares and any Super Voting Shares repurchased by the Company shall be cancelled and may not be reissued as shares of such class or any other class or series." 2. The Articles and Notice of Articles of the Corporation be altered accordingly, and the alterations to the Notice of Articles and Articles of the Corporation shall not take effect until: (a) this resolution is received for deposit at the Corporation's records office; (b) the Notice of Alteration is electronically filed with the Registrar of Companies; and (c) the Notice of Articles is altered to reflect the alterations set out in this resolution. 3. Any one officer of director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer or director, in his sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution. 4. Notwithstanding that this resolution has been passed, the board of directors of the Corporation (excluding any director that is not entitled to vote on such resolution) may, in its sole discretion, without any further approval of the shareholders of the Corporation, revoke, abandon or terminate this resolution, before it is acted on, if determined, in the board of directors' sole discretion (excluding any director that is not entitled to vote on such resolution), to be in the best interests of the Corporation not to act on this resolution.

D-1 SCHEDULE "D" SHARE EXCHANGE RESOLUTION BE IT RESOLVED AS A SPECIAL RESOLUTION THAT: 1. The arrangement (as it may be modified or amended, the "Share Exchange Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") involving Cresco Labs Inc. (the "Corporation") and its securityholders, and 1608633 B.C. Ltd. ("TopCo"), all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the "Share Exchange Plan of Arrangement") attached as Schedule "F" to the management information circular of the Corporation dated on or about September 18, 2026 (the Circular), is hereby ratified, authorized and approved. 2. The Arrangement Agreement dated as of September 18, 2026 between the Corporation and TopCo, as the same may be amended from time to time (the "Arrangement Agreement"), the actions of the directors of the Corporation in approving the Share Exchange Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and causing the performance by the Corporation of its obligations thereunder are hereby confirmed, ratified, authorized and approved. 3. The Corporation is authorized and directed to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Share Exchange Arrangement on the terms set forth in the Share Exchange Plan of Arrangement. 4. Notwithstanding that this resolution has been passed, and the Share Exchange Arrangement adopted and approved by the securityholders of the Corporation or that the Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered, without further notice to or approval of any securityholders of the Corporation, to: (i) to amend the Arrangement Agreement or the Share Exchange Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Share Exchange Plan of Arrangement; (ii) determine the appropriate time to implement the Arrangement; and (iii) not to proceed with the Share Exchange Arrangement at any time prior to the Share Exchange Arrangement becoming effective pursuant to the provisions of the BCBCA. 5. Any officer or director of the Corporation is hereby authorized, empowered and directed, acting for, in the name and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments (including such other documents as are necessary or desirable in accordance with the Arrangement Agreement and/or the Share Exchange Plan of Arrangement) and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

E-1 SCHEDULE "E" REDOMICILE RESOLUTION BE IT RESOLVED AS A SPECIAL RESOLUTION THAT: 1. The arrangement (as it may be modified or amended, the "Redomicile Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") involving Cresco Labs Inc. (the "Corporation") and its securityholders, all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the "Redomicile Plan of Arrangement") attached as Schedule "G" to the management information circular of the Corporation dated on or about September 18, 2026 (the Circular), is hereby ratified, authorized and approved. 2. In connection with the Redomicile Arrangement and the continuation of the Corporation out of British Columbia, and the concurrent domestication of the Corporation in the State of Delaware and continuation as a corporation pursuant to Section 388 of the Delaware General Corporation Law (the "DGCL"), the Corporation is hereby authorized to: (a) file a Certificate of Domestication with the Secretary of State of Delaware under section 388 of the DGCL, together with such other documents and information required by the DGCL to complete the domestication under Delaware law; and (b) make application to the British Columbia Registrar of Companies for authorization to permit such Redomicile. 3. The Corporation is authorized and directed to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Redomicile Arrangement on the terms set forth in the Redomicile Plan of Arrangement. 4. Notwithstanding that this resolution has been passed, and the Redomicile Arrangement adopted and approved by the securityholders of the Corporation or that the Redomicile Arrangement has been approved by the Court, the directors of the Corporation are hereby authorized and empowered, without further notice to or approval of any securityholders of the Corporation, to: (i) to amend the Redomicile Plan of Arrangement, to the extent permitted by the Redomicile Plan of Arrangement; (ii) determine the appropriate time to implement the Redomicile Arrangement, at any time on or before December 31, 2027; and (iii) not to proceed with the Redomicile Arrangement at any time prior to the Redomicile Arrangement becoming effective pursuant to the provisions of the BCBCA. 5. Any officer or director of the Corporation is hereby authorized, empowered and directed, acting for, in the name and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments (including such other documents as are necessary or desirable in accordance with the Redomicile Plan of Arrangement) and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

F-1 SCHEDULE "F" SHARE EXCHANGE PLAN OF ARRANGEMENT PURSUANT TO PART 9, DIVISION 5 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) ARTICLE 1 INTERPRETATION 1.1 Definitions "Agreement" means the arrangement agreement dated September 18, 2026 between Cresco and TopCo, as the same may be amended, modified or supplemented from time to time in accordance with the terms thereof; "BCBCA" means the Business Corporations Act (British Columbia); "Business Day" means any day other than a Saturday, Sunday or statutory or civic holiday in British Columbia or Illinois, when banks are generally open for the transaction of business in Vancouver, British Columbia and Chicago, Illinois; "Circular" means the notice of the Meeting and accompanying management information circular of Cresco, including all schedules, appendices and exhibits thereto, and information incorporated by reference in, such management information circular, to be sent to Cresco Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement; "Code" means the Internal Revenue Code of 1986, as amended. "Court" means the Supreme Court of British Columbia; "Cresco" means Cresco Labs Inc., a company existing under the laws of the Province of British Columbia; "Cresco Amended Plan" means the amended and restated Cresco Labs Inc. 2018 long-term incentive plan, as the same may be further amended, restated, supplemented or otherwise modified from time to time; "Cresco Option" means an option to purchase Subordinate Voting Shares outstanding and unexercised immediately prior to the Share Exchange Effective Time; "Cresco RSU" means a restricted share unit of Cresco entitling the holder thereof to receive Subordinate Voting Shares, outstanding and unsettled immediately prior to the Share Exchange Effective Time; "Cresco Shareholder" means a holder of Cresco Shares; "Cresco Shares" means, collectively, the Subordinate Voting Shares, Proportionate Voting Shares, Multiple Voting Shares and Special Subordinate Voting Shares; "Depositary" means Odyssey Trust Company, or such other Person as may be designated by Cresco and set out in the Letter of Transmittal; "Dissent Procedures" has the meaning set out in Section 4.1;

F-2 "Dissent Rights" means the right of a registered Cresco Shareholder to dissent to the Share Exchange Arrangement Resolution pursuant to this Share Exchange Plan of Arrangement and the Interim Order in accordance with the BCBCA, and to be paid the fair value of Cresco Shares in respect of which the holder dissents; "Dissenting Shareholder" means a Cresco Shareholder who exercises its Dissent Rights; "Exchange Ratio" means an exchange ratio to be fixed by the board of directors of Cresco, representing a consolidation of the existing Cresco securities on the basis of a minimum of five (5) and a maximum of fifteen (15) pre-consolidation Cresco securities for one (1) post-consolidation TopCo security; "Final Order" means the final order of the Court to be made in connection with the Share Exchange Arrangement, as such order may be amended, varied or supplemented by the Court at any time prior to the Share Exchange Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal; "Governmental Authority" means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board or agency, domestic or foreign; or (b) regulatory authority, including any securities commission or stock exchange; "Interim Order" means the interim order of the Court to be made in connection with the Share Exchange Arrangement, as such order may be amended, varied or supplemented by the Court at any time prior to the Meeting; "Letter of Transmittal" means the letter of transmittal accompanying the Circular to be sent to Cresco Shareholders pursuant to which Cresco Shareholders are required to deliver certificates representing Cresco Shares to receive TopCo Shares issued to them pursuant to the Share Exchange Arrangement; "Liens" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute; "Meeting" means the meeting of Cresco Shareholders, including any adjournment(s) or postponement(s) thereof in accordance with the terms of the Agreement, to be convened as provided in the Interim Order to consider, among other things, the Share Exchange Arrangement Resolution; "Multiple Voting Shares" means the super voting shares of Cresco; "Party" means a party to the Agreement; "Person" means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status; "Proportionate Voting Shares" means the proportionate voting shares of Cresco; "Registrar" means the Registrar of Companies appointed under Section 400 of the BCBCA;

F-3 "Share Exchange" means the exchange of Cresco securities for TopCo securities at the Exchange Ratio; "Share Exchange Arrangement" means the arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set forth in this Share Exchange Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Agreement or this Share Exchange Plan of Arrangement, or made at the direction of the Court; "Share Exchange Arrangement Resolution" means the special resolution of the Cresco Shareholders approving the Share Exchange Plan of Arrangement to be considered at the Meeting; "Share Exchange Effective Date" means the effective date of the Share Exchange Arrangement, being a date determined by the board of directors of Cresco after the last of the conditions precedent for the completion of the Share Exchange Arrangement have been satisfied or waived; "Share Exchange Effective Time" means 12:01 a.m. (Vancouver time) on the Share Exchange Effective Date; "Share Exchange Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with the terms thereof; "Special Subordinate Voting Shares" means the special subordinate voting shares of Cresco; "Subordinate Voting Shares" means the subordinate voting shares of Cresco; "Tax Act" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder; "TopCo" means 1608633 B.C. LTD., a company existing under the laws of British Columbia; "TopCo Multiple Voting Shares" means the super voting shares in the authorized share structure of TopCo; "TopCo Option" means an option to purchase TopCo Subordinate Voting Shares; "TopCo Plan" means the long-term incentive plan to be assumed by TopCo, in the form of the Cresco Amended Plan; "TopCo Proportionate Voting Shares" means the proportionate voting shares in the authorized share structure of TopCo; "TopCo RSU" means a restricted share unit of TopCo entitling the holder thereof to receive TopCo Subordinate Voting Shares; "TopCo Shares" means, collectively, the TopCo Subordinate Voting Shares, TopCo Proportionate Voting Shares, TopCo Multiple Voting Shares and TopCo Special Subordinate Voting Shares; "TopCo Special Subordinate Voting Shares" means the special subordinate voting shares in the authorized share structure of TopCo; "TopCo Subordinate Voting Shares" means the subordinate voting shares in the authorized share structure of TopCo; and

F-4 "U.S. Securities Act" means the United States Securities Act of 1933. 1.2 Construction In this Share Exchange Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires: (a) the division of this Share Exchange Plan of Arrangement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof; (b) the words hereunder, hereof and similar expressions refer to this Share Exchange Plan of Arrangement and not to any particular Article, Section or Subsection and references to Articles, Sections and Subsections are to Articles, Sections and Subsections of this Share Exchange Plan of Arrangement; (c) all references to dollars or to $ are references to U.S. dollars, unless otherwise specified; (d) words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter; (e) the word including, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; (f) a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and (g) if any date on which any action is required to be taken under this Share Exchange Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day. ARTICLE 2 ARRANGEMENT AGREEMENT 2.1 Arrangement Agreement (a) This Share Exchange Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement. (b) This Share Exchange Plan of Arrangement will become effective at, and be binding at and after, the Share Exchange Effective Time on (i) Cresco; (ii) Cresco securityholders; (iii) TopCo; and (iv) all other Persons. (c) Other than as expressly provided for herein, no portion of this Share Exchange Plan of Arrangement shall take effect with respect to any Party or Person until the Share Exchange Effective Time. Further, each of the events listed in Article 3 shall be, without affecting the timing set out in Article 3, mutually conditional, such that no event described in

F-5 Article 3 may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Share Exchange Arrangement. ARTICLE 3 THE ARRANGEMENT 3.1 Arrangement (a) At the Share Exchange Effective Time, the events and transactions set out in Subsections 3.1(a)(i) to 3.1(a)(ix), inclusive, will occur and be deemed to occur, unless otherwise provided, in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction: (i) the directors and officers of Cresco will become the directors and officers of TopCo, the committees of the board of directors of Cresco will become the committees of the board of directors of TopCo, Baker Tilly US, LLP, the auditors of Cresco, will become the auditors of TopCo and the directors of TopCo will be authorized to fix the remuneration of the auditors of TopCo; (ii) the articles of TopCo will be amended to provide for the same provisions and share classes as the articles of Cresco, provided that the authorized number of TopCo Multiple Voting Shares will be equal to the quotient of 500,000 divided by the Exchange Ratio; (iii) each Cresco Share held by a Dissenting Shareholder shall be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Cresco and such Cresco Share shall be cancelled, and in exchange the respective Dissenting Shareholder shall be entitled to be paid by Cresco the fair market value of such Cresco Share determined and payable in accordance with this Share Exchange Plan of Arrangement; (iv) each outstanding Subordinate Voting Share, Proportionate Voting Share, Multiple Voting Share and Special Subordinate Voting Share (except Cresco Shares held by a holder who has validly exercised its Dissent Rights), will be irrevocably exchanged by the holder thereof, without any further act or formality, free and clear of all liens, claims and encumbrances, for the corresponding fully paid and non-assessable TopCo Subordinate Voting Shares, TopCo Proportionate Voting Shares, TopCo Multiple Voting Shares and TopCo Special Subordinate Voting Shares, as applicable, in each case at the Exchange Ratio, and the name of each such holder of Cresco Shares will be removed from the register of holders of Cresco Shares and added to the register of holders of TopCo Shares, and TopCo will be added to the register of holders of Cresco Shares as the sole registered shareholder of Cresco; (v) the sole outstanding TopCo Subordinate Voting Share issued to Cresco in connection with the incorporation and organization of TopCo will be purchased by TopCo in consideration for $1.00 and cancelled; (vi) the Cresco Amended Plan will be assumed by and become the long-term incentive plan of TopCo. The TopCo Plan shall be administered in a manner consistent with

F-6 the requirements of Sections 409A and 422 of the Code, as applicable, with respect to any TopCo Options or TopCo RSUs issued in connection with the Share Exchange; (vii) each Cresco Option and Cresco RSU, to the extent they have not been validly exercised as of the Share Exchange Effective Time, will be adjusted in accordance with their terms and the terms of the Cresco Amended Plan to give effect to the Exchange Ratio and the Share Exchange, and shall thereafter be exchanged for TopCo Options and TopCo RSUs, respectively and shall be assumed by and become awards of TopCo under the TopCo Plan, and any Cresco award agreements will each be assumed by and become award agreements of TopCo, in each case on the same terms and conditions with such changes, mutatis mutandis, as the context requires. It is intended that the exchange of Cresco Options for TopCo Options shall comply with the requirements of subsection 7(1.4) of the Tax Act, with Section 424(a) of the Code and Treasury Regulation Section 1.424-1(a) with respect to any Cresco Options that are intended to be "incentive stock options" within the meaning of Section 422 of the Code, and with Code Section 409A and Treasury Regulation Section 1.409A-1(b)(5)(v)(D) with respect to any such Cresco Options that are not incentive stock options. Accordingly, (A) the excess of the aggregate fair market value of the TopCo Subordinate Voting Shares subject to each TopCo Option immediately after the Share Exchange Effective Time over the aggregate exercise price of such TopCo Option shall not exceed the excess of the aggregate fair market value of the Subordinate Voting Shares subject to the corresponding Cresco Option immediately before the Share Exchange Effective Time over the aggregate exercise price of such Cresco Option; (B) on a share-by- share basis, the ratio of the exercise price to the fair market value of the Subordinate Voting Shares subject to the TopCo Option immediately after the Share Exchange Effective Time shall not be more favorable to the option holder than the ratio immediately before the Share Exchange Effective Time; (C) the TopCo Option shall not provide additional benefits not available under the corresponding Cresco Option; and (D) the TopCo Option shall contain all of the terms of the corresponding Cresco Option, except for terms rendered inoperative by reason of the Share Exchange. It is further intended that each Cresco RSU that is exempt from Section 409A of the Code as a "short-term deferral" within the meaning of Treasury Regulation Section 1.409A-1(b)(4), or that otherwise complies with Section 409A of the Code, shall be adjusted in a manner that preserves such exemption or compliance status, as applicable; (viii) the corporate policies and board and committee charters of Cresco will be assumed by and become the corporate policies and board and committee charters of TopCo, and the mandates of the board of directors of Cresco and its committees will each be assumed by and become the mandates of the board of directors of TopCo and its committees; (ix) any liability or obligation of Cresco to its securityholders shall become the liability or obligation of TopCo and cease to be the liability or obligation of Cresco; and (b) The number of TopCo Shares issuable pursuant to Section 3.1(a) and the exercise price of the TopCo Options and TopCo RSUs shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into TopCo Shares or Cresco Shares), reorganization, recapitalization or other

F-7 like change with respect to TopCo Shares or Cresco Shares occurring after the date of the Arrangement Agreement and prior to the Share Exchange Effective Date. 3.2 Board Discretion to Implement Share Exchange The board of directors of Cresco will determine the appropriate time to implement the Share Exchange Arrangement, or may exercise its discretion not to proceed with the Share Exchange, if the board of directors determines that doing so would not be in the best interests of Cresco. 3.3 Securities Registers TopCo shall make the appropriate entries in its securities registers to reflect the matters referred to under Section 3.1. 3.4 Securities Fully Paid All securities issued pursuant to this Share Exchange Plan of Arrangement shall be fully paid and non- assessable, and Cresco or TopCo, as applicable, shall be deemed to have received the full consideration therefor. 3.5 No Liens Any exchange or transfer of securities pursuant to this Share Exchange Plan of Arrangement shall be free and clear of any and all Liens or other claims of third parties of any kind. 3.6 Paramountcy From and after the Share Exchange Effective Time: (a) this Share Exchange Plan of Arrangement shall take precedence and priority over any and all securities of Cresco issued and outstanding prior to the Share Exchange Effective Time, including Cresco Shares, Cresco Options and Cresco RSUs; (b) the rights and obligations of the holders (registered or beneficial) of such securities, Cresco, the registrar and transfer agent of Cresco and clearing agencies in relation to this Share Exchange Plan of Arrangement shall be solely as provided for in this Share Exchange Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of Cresco are deemed to have been settled, compromised, released and determined without liability except as set forth herein. 3.7 U.S. Securities Law Matters Notwithstanding any provision herein to the contrary, Cresco and TopCo acknowledge and agree that this Share Exchange Plan of Arrangement will be carried out with the intention that all TopCo Subordinate Voting Shares, TopCo Multiple Voting Shares, TopCo Proportionate Voting Shares, TopCo Special Subordinate Voting Shares, TopCo Options and TopCo RSUs issued on completion of this Share Exchange Plan of Arrangement will be issued by TopCo in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof, and pursuant to exemptions from registration under any other applicable United States state securities laws.

F-8 ARTICLE 4 RIGHTS OF DISSENT 4.1 Rights of Dissent. Holders of Cresco Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the BCBCA and this Section 4.1 (the "Dissent Procedures") in connection with the Share Exchange Arrangement; provided that, notwithstanding Subsection 242(a) of the BCBCA, the written objection to the Share Exchange Arrangement Resolution referred to in Subsection 242(a) of the BCBCA must be received by Cresco not later than 12:00 p.m. (Central Daylight Time) two Business Days preceding the date of the Meeting. Holders of Cresco Shares who duly exercise such rights of dissent and who: (a) are ultimately entitled to be paid fair value for their Cresco Shares shall be deemed to have such Cresco Shares repurchased by Cresco as of the Share Exchange Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by Cresco of the fair value thereof, in cash; or (b) are ultimately not entitled, for any reason, to be paid fair value for their Cresco Shares shall be deemed to have participated in the Share Exchange Arrangement on the same basis as a non-dissenting holder of Cresco Shares and shall receive TopCo Shares on the basis determined in accordance with Section 3.1(a), but in no case shall TopCo, Cresco or any other Person be required to recognize such holders as holders of Cresco Shares after the Share Exchange Effective Time, and the names of such holders of Cresco Shares shall be deleted from the registers of holders of Cresco Shares at the Share Exchange Effective Time. ARTICLE 5 CERTIFICATES AND FRACTIONAL SHARES 5.1 Exchange of Certificates of Cresco Shares for Certificates of TopCo Shares TopCo shall, as soon as practicable following the later of the Share Exchange Effective Date and the surrender to the Depositary for cancellation of certificates or DRS advices that, immediately before the Share Exchange Effective Time, represented a holder's Cresco Shares, together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificates or DRS advices under the BCBCA and the articles of Cresco and such additional documents and instruments as the Depositary may reasonably require, cause the Depositary to deliver to such holder a certificate or DRS advice representing that number of TopCo Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 5.2) and the certificate or DRS advice so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Cresco Shares which is not registered in the transfer records of Cresco, a certificate or DRS advice representing the proper number of TopCo Shares may be issued to the transferee if the certificate or DRS advice representing such Cresco Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer to the transferee Until surrendered as contemplated by this Section 5.1, each certificate or DRS advice which immediately prior to the Share Exchange Effective Time represented one or more outstanding Cresco Shares shall be deemed at all times after the Share Exchange Effective Time to represent only the right to receive upon such surrender (i) the certificate or DRS advice representing TopCo Shares as contemplated by this

F-9 Section 5.1, and (ii) any dividends or distributions with a record date after the Share Exchange Effective Time theretofore paid or payable with respect to TopCo Shares as contemplated by Section 5.2. 5.2 Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Share Exchange Effective Time with respect to TopCo Shares with a record date after the Share Exchange Effective Time shall be paid to the holder of any unsurrendered certificate or DRS advice which immediately prior to the Share Exchange Effective Time represented outstanding Cresco Shares that were exchanged pursuant to Section 3.1(a), unless and until the holder of record of such certificate or DRS advice shall surrender such certificate or DRS advice in accordance with Section 5.1. Subject to applicable law, at the time of such surrender of any such certificate or DRS advice (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates or DRS advice formerly representing whole Cresco Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Share Exchange Effective Time theretofore paid with respect to such whole Cresco Share and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Share Exchange Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole TopCo Share. 5.3 No Fractional Shares. No certificates or DRS advices representing fractional TopCo Shares shall be issued upon the surrender for exchange of certificates or DRS advices pursuant to Section 5.1 and no dividend, stock split or other change in the capital structure of TopCo shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of TopCo. Where the aggregate number of TopCo Shares to be issued to any Cresco Shareholders under the Share Exchange Arrangement would result in a fraction of a TopCo Share being issuable, the number of TopCo Shares to be issued to such holder shall be rounded down to the next whole number, and no cash or other consideration shall be paid or payable in lieu of such fraction of a TopCo Share. The aggregate number of TopCo Shares for which no certificates or DRS advices are issued as a result of the foregoing provisions of this Section 5.3 shall be deemed to have been surrendered by the owners thereof to TopCo, for no additional consideration at the Share Exchange Effective Time. 5.4 Lost Certificates. In the event any certificate which immediately prior to the Share Exchange Effective Time represented one or more outstanding Cresco Shares that were exchanged pursuant to Section 3.1(a) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates or DRS advices representing one or more TopCo Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing TopCo Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to TopCo and the Depositary in such sum as TopCo may direct or otherwise indemnify TopCo in a manner satisfactory to TopCo against any claim that may be made against TopCo with respect to the certificate alleged to have been lost, stolen or destroyed. 5.5 Extinction of Rights. Any certificate or DRS advice which immediately prior to the Share Exchange Effective Time represented outstanding Cresco Shares that were exchanged pursuant to Section 3.1(a) and not deposited, with all other

F-10 instruments required by Section 5.1 on or prior to the third anniversary of the Share Exchange Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of TopCo. On such date, the TopCo Shares to which the former registered holder of the certificate or DRS advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to TopCo for cancellation, together with all entitlements to dividends and distributions thereon held for such former registered holder. None of TopCo, Cresco or the Depositary shall be liable to any Person in respect of any TopCo Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. 5.6 Withholding and Sale Rights. Each of TopCo and the Depositary shall be entitled to deduct and withhold from (i) any TopCo Options, TopCo RSUs or TopCo Shares or other consideration otherwise issuable or payable pursuant to this Share Exchange Plan of Arrangement to any holder of securities of Cresco, or (ii) any dividend or consideration otherwise payable to any holder of securities of Cresco or securities of TopCo such amounts as TopCo or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the Tax Act, the Code, or any provision of provincial, state, local or foreign tax law, in each case as amended. Each of TopCo and the Depositary is hereby authorized to sell or otherwise dispose of, at such time and at such prices as it determines, in its sole discretion, such portion of the securities of TopCo otherwise issuable or payable to such holder as is necessary to provide sufficient funds to TopCo or the Depositary to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the TopCo securities or other consideration so sold or disposed of. To the extent that amounts are so withheld or securities of TopCo or other consideration are so sold or disposed of, such withheld amounts, or shares or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Neither TopCo nor the Depositary shall be obligated to seek or obtain a minimum price for any of the securities of TopCo or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition. ARTICLE 6 AMENDMENTS 6.1 Amendments (a) Cresco reserves the right to amend, modify and/or supplement this Share Exchange Plan of Arrangement at any time and from time to time prior to the Share Exchange Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing; (ii) approved by the Parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to Cresco Shareholders if and as required by the Court. (b) Any amendment, modification or supplement to this Share Exchange Plan of Arrangement may be proposed by Cresco at any time prior to the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Share Exchange Plan of Arrangement for all purposes.

F-11 (c) Any amendment, modification or supplement to this Share Exchange Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Parties; and (ii) if required by the Court, it is consented to by Cresco Shareholders voting in the manner directed by the Court. (d) Any amendment, modification or supplement to this Share Exchange Plan of Arrangement may be made following the Share Exchange Effective Date unilaterally by Cresco, provided that it concerns a matter which, in the reasonable opinion of Cresco, is of an administrative nature required to better give effect to the implementation of this Share Exchange Plan of Arrangement and is not adverse to the financial or economic interests of any Cresco Shareholder. ARTICLE 7 FURTHER ASSURANCES 7.1 Further Assurances Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Share Exchange Plan of Arrangement without any further act or formality, each of the Parties to the Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

G-1 SCHEDULE "G" REDOMICILE PLAN OF ARRANGEMENT PURSUANT TO PART 9, DIVISION 5 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) ARTICLE 1 INTERPRETATION 1.1 Definitions "BCBCA" means the Business Corporations Act (British Columbia); "Business Day" means any day other than a Saturday, Sunday or statutory or civic holiday in British Columbia or Illinois, when banks are generally open for the transaction of business in Vancouver, British Columbia and Chicago, Illinois; "Bylaws" means the proposed general bylaws of U.S. TopCo following completion of the Redomicile, the full text of which is set forth in Schedule 3 to this Redomicile Plan of Arrangement; "Certificate of Domestication" means the Certificate of Domestication of U.S. TopCo to be filed with the Secretary of the State of Delaware in connection with the Redomicile Arrangement, the full text of which is set forth in Schedule 1 to this Redomicile Plan of Arrangement; "Certificate of Incorporation" means the Certificate of Incorporation of U.S. TopCo to be filed with the Secretary of the State of Delaware in connection with the Redomicile Arrangement, the full text of which is set forth in Schedule 2 to this Redomicile Plan of Arrangement; "Circular" means the notice of the Meeting and accompanying management information circular of Cresco, including all schedules, appendices and exhibits thereto, and information incorporated by reference in, such management information circular, to be sent to Cresco Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time; "Code" means the United States Internal Revenue Code of 1986, as amended; "Court" means the Supreme Court of British Columbia; "Cresco" means Cresco Labs Inc., a company existing under the laws of the Province of British Columbia, and following completion of the Share Exchange Arrangement (as defined in the Circular), shall be deemed to include TopCo; "Cresco Option" means an option to purchase subordinate voting shares of Cresco; "Cresco RSU" means a restricted share unit of Cresco; "Cresco Shareholder" means a holder of Cresco Shares; "Cresco Shares" means, collectively, the subordinate voting shares, proportionate voting shares, super voting shares and special subordinate voting shares in the authorized share structure of Cresco; "Delaware Secretary of State" means the Secretary of State for the State of Delaware;

G-2 "DGCL" means the Delaware General Corporation Law; "Dissent Procedures" has the meaning set out in Section 4.1; "Dissent Rights" means the right of a registered Cresco Shareholder to dissent to the Redomicile Arrangement pursuant to the Redomicile Plan of Arrangement and the Interim Order in accordance with the BCBCA, and to be paid the fair value of Cresco Shares in respect of which the holder dissents; "Dissenting Shareholder" means a Cresco Shareholder who exercises its Dissent Rights; "Final Order" means the final order of the Court to be made in connection with the Redomicile Arrangement, as such order may be amended, varied or supplemented by the Court at any time prior to the Redomicile Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal; "Governmental Authority" means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board or agency, domestic or foreign; or (b) regulatory authority, including any securities commission or stock exchange; "Interim Order" means the interim order of the Court to be made in connection with the Redomicile Arrangement, as such order may be amended, varied or supplemented by the Court at any time prior to the Meeting; "Liens" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute; "Meeting" means the meeting of Cresco Shareholders, including any adjournment(s) or postponement(s) thereof, to be convened as provided in the Interim Order to consider, among other things, the Redomicile Arrangement; "Person" means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status; "Redomicile" means the continuation of TopCo out of British Columbia, and the concurrent domestication of TopCo in the State of Delaware and continuation as a corporation under section 388 of the DGCL; "Redomicile Arrangement" means the arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set forth in this Redomicile Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Redomicile Plan of Arrangement, or made at the direction of the Court; "Redomicile Effective Date" means the effective date of the Redomicile Arrangement, being a date determined by the board of directors of Cresco after the approval of the Cresco Shareholders and the Final Order shall have been received; "Redomicile Effective Time" means 12:01 a.m. (Vancouver time) on the Redomicile Effective Date;

G-3 "Redomicile Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with the terms thereof; "Tax Act" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder; "TopCo" means 1608633 B.C. Ltd., a company existing under the laws of British Columbia; "TopCo Multiple Voting Shares" means the super voting shares in the authorized share structure of TopCo; "TopCo Option" means an option to purchase TopCo Subordinate Voting Shares outstanding and unexercised immediately prior to the Redomicile Effective Time; "TopCo Plan" has the meaning given to such term in the Circular; "TopCo Proportionate Voting Shares" means the proportionate voting shares in the authorized share structure of TopCo; "TopCo RSU" means a restricted share unit of TopCo entitling the holder thereof to receive TopCo Subordinate Voting Shares, outstanding and unsettled immediately prior to the Redomicile Effective Time; "TopCo Shares" means, collectively, the TopCo Subordinate Voting Shares, TopCo Proportionate Voting Shares, TopCo Multiple Voting Shares and TopCo Special Subordinate Voting Shares; "TopCo Special Subordinate Voting Shares" means the special subordinate voting shares in the authorized share structure of TopCo; "TopCo Subordinate Voting Shares" means the subordinate voting shares in the authorized share structure of TopCo; "U.S. Incentive Plan" means a fixed long-term incentive plan to be adopted by U.S. TopCo in connection with the Redomicile Arrangement, attached as Schedule 5 hereto; "U.S. Securities Act" means the United States Securities Act of 1933; "U.S. TopCo" means TopCo upon and following the Redomicile under the DGCL; "U.S. TopCo Multiple Voting Shares" means the TopCo Multiple Voting Shares following the Redomicile; "U.S. TopCo Option" means an option to purchase U.S. TopCo Subordinate Voting Shares issued in exchange for or deemed to replace a TopCo Option pursuant to this Redomicile Plan of Arrangement; "U.S. TopCo RSU" means a restricted share unit entitling the holder thereof to receive U.S. TopCo Subordinate Voting Shares, issued in exchange for or deemed to replace a TopCo RSU pursuant to this Redomicile Plan of Arrangement; "U.S. TopCo Shares" means the U.S. TopCo Subordinate Voting Shares, U.S. TopCo Multiple Voting Shares and any shares of preferred stock in the authorized share structure of U.S. TopCo, in each case following the Redomicile;

G-4 "U.S. TopCo Subordinate Voting Shares" means the subordinate voting shares in the authorized share structure of U.S. TopCo following the Redomicile. 1.2 Schedules The following schedules are attached to this Redomicile Plan of Arrangement and form part hereof: Schedule 1 - Certificate of Domestication; Schedule 2 - Certificate of Incorporation; Schedule 3 - Bylaws; Schedule 4 - Summary of U.S. Incentive Plan; Schedule 5 - U.S. Incentive Plan. 1.3 Construction In this Redomicile Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires: (a) the division of this Redomicile Plan of Arrangement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof; (b) the words hereunder, hereof and similar expressions refer to this Redomicile Plan of Arrangement and not to any particular Article, Section or Subsection and references to Articles, Sections and Subsections are to Articles, Sections and Subsections of this Redomicile Plan of Arrangement; (c) all references to dollars or to $ are references to U.S. dollars, unless otherwise specified; (d) words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter; (e) the word including, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; (f) a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and (g) if any date on which any action is required to be taken under this Redomicile Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

G-5 ARTICLE 2 THE ARRANGEMENT 2.1 Binding Effect (a) This Redomicile Plan of Arrangement will become effective at, and be binding at and after, the Redomicile Effective Time on TopCo, TopCo securityholders and all other Persons. (b) Other than as expressly provided for herein, no portion of this Redomicile Plan of Arrangement shall take effect with respect to any Person until the Redomicile Effective Time. Further, each of the events listed in Article 3 shall be, without affecting the timing set out in Article 3, mutually conditional, such that no event described in Article 3 may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Redomicile Arrangement. 2.2 Arrangement At the Redomicile Effective Time, the events and transactions set out in Subsections 2.2(a) to 3.1(b), inclusive, will occur and be deemed to occur, unless otherwise provided, in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction: (a) each TopCo Share held by a Dissenting Shareholder shall be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to TopCo and such TopCo Share shall be cancelled, and in exchange the respective Dissenting Shareholder shall be entitled to be paid by Cresco the fair market value of such TopCo Share determined and payable in accordance with the Redomicile Plan of Arrangement; (b) the Redomicile shall be effective, and TopCo shall be domesticated in the State of Delaware and shall continue as a corporation under the DGCL in accordance with the following: (i) the name of U.S. TopCo shall be the same as TopCo; (ii) the British Columbia certificate of incorporation, notice of articles and articles of TopCo shall be cancelled and substituted with, and which shall be filed with the Delaware Secretary of State, the Certificate of Domestication and Certificate of Incorporation of U.S. TopCo in the form attached as Schedule 1 and Schedule 2, respectively, to this Redomicile Plan of Arrangement; (iii) the by-laws of U.S. TopCo shall be in the form attached as Schedule 3 to this Redomicile Plan of Arrangement; (iv) the registered and head office of U.S. TopCo shall be located at 600 W Fulton St, Suite 800, Chicago Illinois 60661, United States; (v) the number of directors shall initially be set at seven (7), and the initial directors of U.S. TopCo shall be the directors of TopCo as of immediately prior to the Redomicile Effective Time;

G-6 (vi) the authorized capital of U.S. TopCo shall consist of 1,000,000,000 U.S. TopCo Subordinate Voting Shares, par value $0.0001 per share, 500,000 U.S. TopCo Multiple Voting Shares, par value $0.0001 per share, and 10,000,000 shares of blank check preferred stock, par value $0.0001 per share, in each case having the special rights and restrictions attached thereto as set out in the Certificate of Incorporation; (vii) TopCo Proportionate Voting Shares issued and outstanding immediately prior to the Redomicile Effective Time will be converted to U.S. TopCo Subordinate Voting Shares on a 200:1 basis in accordance with their terms; (viii) TopCo Special Subordinate Voting Shares issued and outstanding immediately prior to the Redomicile Effective Time will be redeemed by TopCo and converted to U.S. TopCo Subordinate Voting Shares on a 0.00001:1 basis in accordance with their terms; (ix) each TopCo Subordinate Voting Share and TopCo Multiple Voting Share issued and outstanding immediately prior to the Redomicile Effective Time (for greater certainty, other than those TopCo Shares held by any Dissenting Shareholders) will for all purposes be deemed to be an equivalent issued and outstanding U.S. TopCo Subordinate Voting Share and U.S. TopCo Multiple Voting Share, without any action required on the part of TopCo or the holders thereof; (x) U.S. TopCo will adopt the U.S. Incentive Plan effective as of the Redomicile Effective Date, superseding and replacing the TopCo Plan in its entirety; (xi) each TopCo Option and TopCo RSU, to the extent they have not been validly exercised or settled as of the Redomicile Effective Time, will be cancelled and replaced by an economically equivalent U.S. TopCo Option or U.S. TopCo RSU, as applicable, entitling the holder thereof to acquire or receive, as applicable, an equal number of U.S. TopCo Subordinate Voting Shares, at the same exercise price per share in the case of U.S. TopCo Options, and otherwise on the same terms and conditions, with such changes, mutatis mutandis, as the context requires, under the U.S. Incentive Plan and any applicable award agreement. It is intended that such cancellation and replacement of awards shall comply with: (A) subsection 7(1.4) of the Tax Act with respect to the replacement of TopCo Options with U.S. TopCo Options; (B) Section 424(a) of the Code and Treasury Regulation Section 1.424- 1(a) with respect to any Cresco Options that are intended to be "incentive stock options" within the meaning of Section 422 of the Code; and (C) Code Section 409A and Treasury Regulation Section 1.409A-1(b)(5)(v)(D) with respect to any such Cresco Options that are not incentive stock options; (xii) all the property, rights, interests, privileges and powers of TopCo immediately prior to the Redomicile Effective Time will continue to be the property, rights, interests, privileges and powers of U.S. TopCo following the Redomicile Effective Time, all debt due to TopCo, all subsidiaries of TopCo, all rights under contracts and all other causes of action belonging to TopCo immediately prior to the Redomicile Effective Time will remain vested in U.S. TopCo following the Redomicile Effective Time;

G-7 (xiii) all debts, liabilities and duties of TopCo immediately prior to the Redomicile Effective Time will remain attached to U.S. TopCo following the Redomicile Effective Time and will remain debts, liabilities and duties of U.S. TopCo; and (xiv) an existing cause of action, claim or liability to prosecution is unaffected, a legal proceeding being prosecuted or pending by or against TopCo may be prosecuted or its prosecution may be continued, as the case may be, by or against U.S. TopCo following the Redomicile Effective Time, and a conviction against, or a ruling, order or judgment in favour of or against, TopCo may be enforced by or against U.S. TopCo following the Redomicile Effective Time; and (c) The number of U.S. TopCo Shares convertible or issuable pursuant to Sections 2.2(b)(vii), 2.2(b)(viii) and 2.2(b)(ix) and the number of U.S. TopCo shares subject to U.S. TopCo Options and U.S. TopCo RSUs and the exercise price of the U.S. TopCo Options and U.S. TopCo RSUs shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into U.S. TopCo Shares or TopCo Shares), reorganization, recapitalization or other like change with respect to U.S. TopCo Shares or TopCo Shares occurring after the date of the Circular and prior to the Redomicile Effective Date, in each case in accordance with: (A) subsection 7(1.4) of the Tax Act with respect to the replacement of TopCo Options with U.S. TopCo Options; (B) Section 424(a) of the Code and Treasury Regulation Section 1.424-1(a) with respect to any Cresco Options that are intended to be "incentive stock options" within the meaning of Section 422 of the Code; and (C) Code Section 409A and Treasury Regulation Section 1.409A-1(b)(5)(v)(D) with respect to any such Cresco Options that are not incentive stock options. 2.3 U.S. Incentive Plan Approval and Circular Disclosure At the Meeting, the adoption of the U.S. Incentive Plan by U.S. TopCo shall be submitted to the Cresco Shareholders for approval, in accordance with the requirements of Section 422 of the Code. The Circular shall include a description of the U.S. Incentive Plan, including (a) the number of U.S. TopCo Subordinate Voting Shares reserved for issuance under the U.S. Incentive Plan, being 75,000,000 U.S. TopCo Subordinate Voting Shares plus an annual increase equal to 5% of the total number of U.S. TopCo Subordinate Voting Shares issued and outstanding as of the end of the immediately preceding fiscal year (or such lesser number, including no U.S. TopCo Subordinate Voting Shares, as may be determined by the board of directors of U.S. TopCo), subject to an aggregate maximum of 200,000,000 U.S. TopCo Subordinate Voting Shares, in each case subject to adjustment in accordance with the U.S. Incentive Plan; and (b) the replacement of outstanding TopCo Options and TopCo RSUs with economically equivalent U.S. TopCo Options and U.S. TopCo RSUs, as applicable, under the U.S. Incentive Plan. 2.4 Board Discretion to Implement Redomicile The board of directors of Cresco will determine the appropriate time to implement the Redomicile Arrangement at any time on or before December 31, 2027, or may exercise its discretion not to proceed with the Redomicile, if the board of directors determines that doing so would not be in the best interests of Cresco. 2.5 Securities Registers U.S. TopCo shall make the appropriate entries in its securities registers to reflect the matters referred to under Section 2.2.

G-8 2.6 U.S. Federal Income Tax Treatment For U.S. federal income tax purposes, the Redomicile is intended to constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Treasury Regulations promulgated thereunder, and TopCo and U.S. TopCo are parties to such reorganization within the meaning of Section 368(b) of the Code. This Redomicile Plan of Arrangement is being adopted as a "plan of reorganization" within the meaning of Section 368(a) of the Code and Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations. 2.7 Securities Fully Paid All securities issued pursuant to this Redomicile Plan of Arrangement shall be fully paid and non- assessable, and TopCo or U.S. TopCo, as applicable, shall be deemed to have received the full consideration therefor. 2.8 No Liens Any exchange or transfer of securities pursuant to this Redomicile Plan of Arrangement shall be free and clear of any and all Liens or other claims of third parties of any kind. 2.9 Paramountcy From and after the Redomicile Effective Time: (a) this Redomicile Plan of Arrangement shall take precedence and priority over any and all securities of Cresco or TopCo issued and outstanding prior to the Redomicile Effective Time, including Cresco Shares, Cresco Options and Cresco RSUs or TopCo Shares, TopCo Options and TopCo RSUs; (b) the rights and obligations of the holders (registered or beneficial) of such securities, Cresco, TopCo, the registrar and transfer agent of Cresco and TopCo and clearing agencies in relation to this Redomicile Plan of Arrangement shall be solely as provided for in this Redomicile Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of Cresco or TopCo are deemed to have been settled, compromised, released and determined without liability except as set forth herein. 2.10 U.S. Securities Law Matters Notwithstanding any provision herein to the contrary, TopCo acknowledges and agrees that this Redomicile Plan of Arrangement will be carried out with the intention that all U.S. TopCo Subordinate Voting Shares, U.S. TopCo Multiple Voting Shares, U.S. TopCo Options and U.S. TopCo RSUs issued on completion of this Redomicile Plan of Arrangement will be issued by TopCo in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof, and pursuant to exemptions from registration under any other applicable United States state securities laws. Each securityholder entitled to receive U.S. TopCo Options or U.S. TopCo RSUs will be advised that the Section 3(a)(10) exemption does not exempt the issuance of securities upon the exercise of U.S. TopCo Options or settlement of U.S. TopCo RSUs and that, therefore, the U.S. TopCo Subordinate Voting Shares issuable upon exercise of the U.S. TopCo Options or settlement of the U.S. TopCo RSUs cannot be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, and such U.S. TopCo Subordinate Voting Shares issuable upon exercise of the U.S. TopCo Options or settlement of the U.S. TopCo RSUs may only be issued and subsequently resold pursuant to one or more alternative exemptions from registration or an effective registration statement under the U.S. Securities Act and in compliance with applicable state securities law.

G-9 ARTICLE 3 RIGHTS OF DISSENT 3.1 Rights of Dissent Holders of Cresco Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the BCBCA and this Section 4.1 (the "Dissent Procedures") in connection with the Redomicile Arrangement; provided that, notwithstanding Subsection 242(a) of the BCBCA, the written objection to the Redomicile Arrangement referred to in Subsection 242(a) of the BCBCA must be received by Cresco not later than 12:00 p.m. (Central Daylight Time) two Business Days preceding the date of the Meeting. Holders of Cresco Shares who duly exercise such rights of dissent and who: (a) are ultimately entitled to be paid fair value for their Cresco Shares shall be deemed to have such Cresco Shares repurchased by Cresco as of the Redomicile Effective Time without any further act or formality and free and clear of all Liens, claims and encumbrances, in consideration for the payment by Cresco of the fair value thereof, in cash; or (b) are ultimately not entitled, for any reason, to be paid fair value for their Cresco Shares shall be deemed to have participated in the Redomicile Arrangement on the same basis as a non- dissenting holder of Cresco Shares and shall receive U.S. TopCo Shares on the basis determined in accordance with Section 2.2, but in no case shall Cresco, TopCo or any other Person be required to recognize such holders as holders of Cresco Shares after the Redomicile Effective Time, and the names of such holders of Cresco Shares shall be deleted from the registers of holders of Cresco Shares at the Redomicile Effective Time. ARTICLE 4 TREATMENT OF SECURITIES 4.1 Share Certificates and Direct Registration System Advices (a) At the Redomicile Effective Time, registered holders of TopCo Subordinate Voting Shares (other than Dissenting Shareholders) will become holders of U.S. TopCo Subordinate Voting Shares and any share certificates, DRS advices or book entries representing the TopCo Subordinate Voting Shares will be deemed to represent an identical number of U.S. TopCo Subordinate Voting Shares. (b) At the Redomicile Effective Time, registered holders of TopCo Multiple Voting Shares (other than Dissenting Shareholders) will become holders of U.S. TopCo Multiple Voting Shares and any share certificates, DRS advices or book entries representing the TopCo Multiple Voting Shares will be deemed to represent an identical number of U.S. TopCo Multiple Voting Shares. 4.2 Options At the Redomicile Effective Time, each TopCo Option will be cancelled and replaced by a U.S. TopCo Option issued under the U.S. Incentive Plan entitling the holder thereof to acquire an identical number of U.S. TopCo Subordinate Voting Shares at the same exercise price per share. Any document previously evidencing TopCo Options will thereafter evidence and be deemed to evidence the corresponding U.S. TopCo Option and no new option agreements evidencing the U.S. TopCo Options shall be required to be

G-10 issued and the U.S. TopCo Options shall be governed by and be subject to the U.S. Incentive Plan and any applicable award agreement. 4.3 RSUs At the Redomicile Effective Time, each TopCo RSU will be cancelled and replaced by a U.S. TopCo RSU issued under the U.S. Incentive Plan entitling the holder thereof to receive an identical number of U.S. TopCo Subordinate Voting Shares. Any document previously evidencing a TopCo RSU will thereafter evidence and be deemed to evidence the corresponding U.S. TopCo RSU and no new award agreements evidencing the U.S. TopCo RSUs shall be required to be issued and the U.S. TopCo RSUs shall be governed by and be subject to the U.S. Incentive Plan and any applicable award agreement. 4.4 Withholding Rights TopCo and U.S. TopCo will be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person pursuant to this Redomicile Plan of Arrangement (including, for greater certainty, holders of TopCo Shares, holders of TopCo Options and TopCo RSUs, and Dissenting Shareholders), such taxes or other amounts as TopCo or U.S. TopCo, as applicable, is required or permitted to deduct or withhold in connection with such payment or delivery under the Tax Act, the Code, or any other provisions of any applicable law. Such deducted, withheld and remitted amounts shall be treated for all purposes of this Redomicile Plan of Arrangement as having been paid to such Person in respect of which such deduction, withholding and remittance was made. If applicable, TopCo and U.S. TopCo are hereby authorized to sell or dispose (on behalf of the applicable Person in respect of which such deduction, withholding and remittance is to be made) of such portion of TopCo Subordinate Voting Shares or U.S. TopCo Subordinate Voting Shares issued hereunder, if any, as is necessary to provide sufficient funds to enable it to implement such deduction, withholding and remittance, and TopCo or U.S. TopCo, as applicable, will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale. ARTICLE 5 AMENDMENTS AND TERMINATION 5.1 Amendments (a) Cresco and TopCo, as applicable, reserve the right to amend, modify and/or supplement this Redomicile Plan of Arrangement at any time and from time to time prior to the Redomicile Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Cresco Shareholders or holders of TopCo Shares, as applicable, if and as required by the Court. (b) Any amendment, modification or supplement to this Redomicile Plan of Arrangement may be proposed by Cresco at any time prior to the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Redomicile Plan of Arrangement for all purposes. (c) Any amendment, modification or supplement to this Redomicile Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by Cresco or TopCo, as applicable; and (ii) if required by the Court, it is consented to by Cresco Shareholders or holders of TopCo Shares, as applicable, voting in the manner directed by the Court.

G-11 (d) Any amendment, modification or supplement to this Redomicile Plan of Arrangement may be made following the Redomicile Effective Date unilaterally by TopCo, provided that it concerns a matter which, in the reasonable opinion of TopCo, is of an administrative nature required to better give effect to the implementation of this Redomicile Plan of Arrangement and is not adverse to the financial or economic interests of any holders of TopCo Shares. 5.2 Withdrawal This Redomicile Plan of Arrangement may be withdrawn prior to the Redomicile Effective Time upon the resolution of the directors of Cresco or TopCo, as applicable. 5.3 Effect of Termination Upon the withdrawal of this Redomicile Plan of Arrangement pursuant to Section 5.2, no party, including but not limited to TopCo and Cresco, shall have any liability or further obligations hereunder. ARTICLE 6 FURTHER ASSURANCES 6.1 Further Assurances Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Redomicile Plan of Arrangement without any further act or formality, TopCo shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

G-12 SCHEDULE 1 CERTIFICATE OF DOMESTICATION OF CRESCO LABS INC. It is hereby certified that: 1. The corporation (hereinafter called the "corporation") was first formed, incorporated, or otherwise came into being with the name "Randsburg International Gold Corp." on July 6, 1990 in the Province of British Columbia, Canada. 2. The name of the corporation immediately prior to the filing of this certificate of domestication pursuant to the provisions of Section 388 of the General Corporation Law of the State of Delaware is "Cresco Labs Inc." 3. The name of the corporation as set forth in its certificate of incorporation to be filed concomitantly with this certificate of domestication in accordance with subsection (b) of Section 388 of the General Corporation Law of the State of Delaware is "Cresco Labs Inc." 4. The jurisdiction that constituted the seat, siege social, or principal place of business or central administration of the corporation, or other equivalent thereto under applicable law immediately prior to the filing of this certificate of domestication pursuant to the provisions of Section 388 of the General Corporation Law of the State of Delaware is the Province of British Columbia, Canada. 5. The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate. 6. The undersigned is a corporation officer, director, trustee, manager, partner, or other person performing functions equivalent to those of an officer or director, however named or described, and is authorized to sign this certificate of domestication on behalf of the corporation. 7. The effective time of this certificate of domestication shall be [upon filing/specific future date]. Signed on _______________________, 202_. CRESCO LABS INC. By: Name: Title:

G-13 SCHEDULE 2 CERTIFICATE OF INCORPORATION OF CRESCO LABS * * * * * * The undersigned, for purposes of incorporating and organizing under the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby execute this Certificate of Incorporation (this "Certificate of Incorporation") and certify as follows: FIRST. NAME. The name of the corporation is Cresco Labs, Inc. (the "Corporation"). SECOND. REGISTERED OFFICE AND AGENT. The address of the registered office of the Corporation in the State of Delaware is 600 W Fulton St, Suite 800, Chicago IL 60661, United States, and the name of its registered agent at that address is Corporation Service Company. THIRD. PURPOSE. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law. FOURTH. CAPITAL STOCK. The total number of shares of all classes of stock which the Corporation is authorized to issue is 1,010,500,000 shares, consisting of (A) 1,000,500,000 shares of common stock, $0.0001 par value per share ("Common Stock"), divided into two classes consisting of (i) 1,000,000,000 shares of Class A subordinate voting Common Stock (the "Subordinate Voting Shares"), and (ii) 500,000 shares of Class B multiple voting Common Stock (the "Multiple Voting Shares"); and (B) 10,000,000 shares of preferred stock, $0.0001 par value per share (the "Preferred Stock"). The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation. A. CLASS A SUBORDINATE VOTING SHARES. 1. General The voting, dividend and liquidation rights of the holders of the Subordinate Voting Shares, as applicable, are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock. 2. Voting Rights The holders of the Subordinate Voting Shares are entitled to one vote for each Subordinate Voting Share held at all meetings of stockholders. Subordinate Voting Shares shall not have cumulative voting rights. The number of authorized Subordinate Voting Shares may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. 3. Dividends

G-14 Holders of Subordinate Voting Shares shall be entitled to receive, as and when declared by the board of directors of the Corporation (the "Board"), out of funds legally available therefor, dividends in cash or property of the Corporation. Any dividends declared on the Common Stock by the Board shall be payable exclusively to holders of Subordinate Voting Shares on a per-share basis. Holders of Multiple Voting Shares shall not be entitled to receive any dividends or other distributions from the Corporation, whether in cash, property or shares of capital stock. 4. Liquidation (a) In the event of (i) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or (ii) a Deemed Liquidation Event (as defined below), the holders of Subordinate Voting Shares then outstanding shall be entitled to receive all of the assets of the Corporation available for distribution to its stockholders (the "Available Proceeds"), subject to (A) the prior payment to holders of Multiple Voting Shares of an amount equal to the original issue price per Multiple Voting Share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), and (B) the rights of the holders of any series of Preferred Stock. After the payment in full of the amounts required to be paid to the holders of Multiple Voting Shares and the holders of Preferred Stock, the remaining Available Proceeds shall be distributed ratably among the holders of Subordinate Voting Shares in proportion to the number of Subordinate Voting Shares held by each such holder. (b) A "Deemed Liquidation Event" means (i) a merger, consolidation, statutory conversion, transfer, domestication or continuance in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication or continuance, or (ii) sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole. 5. Subdivision or Consolidation No subdivision or consolidation of the Subordinate Voting Shares may be carried out unless, at the same time, the Multiple Voting Shares are subdivided or consolidated in a manner so as to preserve the relative rights of the holders of each class of stock. 6. Protective Provisions The Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, reorganization, recapitalization, reclassification, waiver, statutory conversion or otherwise, amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Subordinate Voting Shares without (in addition to any other vote required by law or this Certificate of Incorporation) the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Subordinate Voting Shares, voting as a separate class.

G-15 7. Redemption (a) For the purposes of this Article Fourth.A.7, the following terms will have the meanings specified below: (i) "Business" means the conduct of any activities relating to the cultivation, manufacturing, processing and dispensing of cannabis and cannabis-derived products in the United States, which include the owning and operating of cannabis licenses. (ii) "Fair Market Value" means (i) the VWAP of the Subordinate Voting Shares for the five (5) Trading Day period immediately after the date of the Redemption Notice on any national or regional securities exchange on which such Subordinate Voting Shares are listed or quoted, or (ii) if no such quotations are available, the fair market value per Subordinate Voting Share as set forth in the Valuation Opinion. (iii) "Governmental Authority" or "Governmental Authorities" means any United States or foreign, federal, state, county, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any Person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy (including any court or arbitration authority). (iv) "Licenses" means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Governmental Authority required for, or relating to, the conduct of the Business. (v) "Ownership" (and grammatical variations thereof) means (i) ownership of record as evidenced by the Corporation's stock register, (ii) "beneficial ownership" as defined in the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), or (iii) the power to exercise control or direction over a security. (vi) "Person" means an individual, partnership, corporation, limited liability company, trust or other entity. (vii) "Redemption" has the meaning ascribed to it in Article Fourth.A.7(e) below. (viii) "Redemption Date" means the date on which the Corporation will redeem and pay for the shares of Common Stock as provided herein. The Redemption Date will be not less than thirty (30) Trading Days following the date of the Redemption Notice unless a Governmental Authority requires that the shares of Common Stock be redeemed as of an earlier date, in which case, the Redemption Date will be such earlier date and if there is an outstanding Redemption Notice, the Corporation will issue an amended Redemption Notice reflecting the new Redemption Date forthwith. (ix) "Redemption Notice" has the meaning ascribed to it in Article Fourth.A.7(f) below. (x) "Redemption Price" means the price per share of Common Stock to be paid by the Corporation on the Redemption Date for the Redemption of shares pursuant to Article Fourth.A.7(g) below and will be equal to the Fair Market Value of such share, as determined by the Board, unless otherwise required by any Governmental Authority.

G-16 (xi) "Significant Interest" means Ownership of five percent (5%) or more of all of the issued and outstanding shares of Common Stock of the Corporation (calculated on an as-converted to Subordinate Voting Shares basis). (xii) "Subject Stockholder" means a holder of shares of Common Stock (including, for the avoidance of doubt, both Subordinate Voting Shares and Multiple Voting Shares). (xiii) "Trading Day" means a day on which trades of the Subordinate Voting Shares are executed on any national or regional securities exchange on which the Subordinate Voting Shares are listed or quoted. (xiv) "Unsuitable Person" means (i) any Person (including a Subject Stockholder) with a Significant Interest who a Governmental Authority granting any License to the Corporation has determined to be unsuitable to Own shares of Common Stock; or (ii) any Person (including a Subject Stockholder) whose Ownership of shares of Common Stock may result in the loss, suspension or revocation (or similar action) with respect to any License or in the Corporation being unable to obtain any new License in the normal course, including, but not limited to, as a result of such Person's failure to apply for a suitability review from or to otherwise fail to comply with the requirements of a Governmental Authority, as determined by the Board, in its sole discretion, after consultation with legal counsel and, if a license application has been filed, after consultation with the applicable Governmental Authority. (xv) "Valuation Opinion" means a valuation and fairness opinion from a nationally recognized investment banking firm qualified to perform such task and which is disinterested in the contemplated Redemption and has not in the then past two (2) years provided services for a fee to the Corporation or its affiliates, or a disinterested nationally recognized accounting firm. (xvi) "VWAP" per Subordinated Voting Share on any Trading Day means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Corporation) in respect of the period from the scheduled open of trading on the relevant Trading Day until the scheduled close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one Subordinated Voting Share on such Trading Day determined, using a volume-weighted average method, by a nationally recognized investment banking firm (unaffiliated with the Corporation) retained by the Corporation for such purpose). (b) Subject to Article Fourth.A.7(d), no Subject Stockholder will acquire or dispose of a Significant Interest, directly or indirectly, in one or more transactions, without providing at least fifteen (15) days' advance written notice to the Corporation by mail sent to the Corporation's principal office addressed to the Secretary of the Corporation. (c) If the Board reasonably believes that a Subject Stockholder may have failed to comply with the provisions of Article Fourth.A.7(b), the Corporation may apply to the applicable court or other Governmental Authority for an order directing that the Subject Stockholder disclose the number of shares of Common Stock held by the Subject Stockholder. (d) The provisions of Article Fourth.A.7(b) and Article Fourth.A.7(c) above shall not apply to the Ownership, acquisition or disposition of shares of Common Stock as a result of: (i) any transfer of shares of Common Stock occurring by operation of law including, inter alia, the transfer of shares of Common Stock of the Corporation to a trustee in bankruptcy;

G-17 (ii) any acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold shares of Common Stock for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with Article Fourth.A.7(b) above; or (iii) the conversion, exchange or exercise of securities of the Corporation (other than shares of Common Stock) duly issued or granted by the Corporation into or for shares of Common Stock, in accordance with their respective terms. (e) At the option of the Board, shares of Common Stock Owned by an Unsuitable Person may be redeemed by the Corporation (the "Redemption") for the Redemption Price of such shares of Common Stock out of funds lawfully available on the Redemption Date. Shares of Common Stock redeemable pursuant to this Article Fourth.A.7 will be redeemable at any time and from time to time pursuant to the terms hereof. (f) In the case of a Redemption, the Corporation will send a written notice to the holder of the shares of Common Stock called for Redemption (the "Redemption Notice"), which will set forth: (i) the Redemption Date, (ii) the number and class of shares of Common Stock to be redeemed on the Redemption Date, (iii) the formula pursuant to which the Redemption Price will be determined and the manner of payment therefor, (iv) the place where such shares of Common Stock (or certificates with respect thereto, as applicable) will be surrendered for payment, duly endorsed in blank or accompanied by proper instruments of transfer, (v) a copy of the Valuation Opinion (if the Corporation is not publicly listed on a recognized securities exchange), and (vi) any other requirement of surrender of the shares of Common Stock to be redeemed. The Redemption Notice may be conditional such that the Corporation need not redeem the shares of Common Stock Owned by an Unsuitable Person on the Redemption Date if the Board determines, in its sole discretion, that such Redemption is no longer advisable or necessary on or before the Redemption Date. The Corporation will send a written notice confirming the amount of the Redemption Price promptly following the determination of such Redemption Price. (g) To the extent permitted under applicable law, the Corporation may pay the Redemption Price by using its existing cash resources, incurring debt, issuing additional Subordinate Voting Shares, issuing a promissory note in the name of the Unsuitable Person, or by using a combination of the foregoing sources of funding. (h) To the extent required by applicable law, the Corporation may deduct and withhold any tax from the Redemption Price. To the extent any amounts are so withheld and are timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the Unsuitable Person in respect of which such deduction and withholding was made. (i) On and after the date the Redemption Notice is delivered, any Unsuitable Person Owning shares of Common Stock called for Redemption will cease to have any voting rights with respect to such holder's shares of Common Stock and on and after the Redemption Date specified therein, such holder will cease to have any rights whatsoever with respect to such shares of Common Stock other than the right to receive the Redemption Price, without interest, on the Redemption Date; provided, however, that if any such shares of Common Stock come to be Owned solely by Persons other than an Unsuitable Person (such as by transfer of such shares to a liquidating trust, subject to the approval of any applicable Governmental Authority), such Persons may exercise voting rights of such shares of Common Stock and the Board may determine, in its sole discretion, not to redeem such shares of Common Stock. Following

G-18 any Redemption in accordance with the terms herein, the redeemed shares of Common Stock will be cancelled. (j) All notices given by the Corporation to holders of shares of Common Stock pursuant to this Article Fourth.A.7, including the Redemption Notice, will be in writing and will be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder's registered address as shown on the Corporation's stock register. (k) The Corporation's right to redeem shares of Common Stock pursuant to this Article Fourth.A.7 will not be exclusive of any other right the Corporation may have or hereafter acquire under any agreement or otherwise provided in this Certificate of Incorporation or the Bylaws of the Corporation or otherwise with respect to the acquisition by the Corporation of shares of Common Stock or any restrictions on holders thereof. (l) In connection with the conduct of its Business, the Corporation may require that a holder of shares of Common Stock of the Corporation provide to one or more Governmental Authorities, if and when required, information and fingerprints for a criminal background check, individual history form(s), and other information required in connection with applications for Licenses. B. CLASS B MULTIPLE VOTING SHARES. 1. General The voting rights of the holders of the Multiple Voting Shares are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock. 2. Voting Rights Voting Rights. Holders of Multiple Voting Shares shall be entitled to notice of and to attend at any meeting of the stockholders of the Corporation, except a meeting at which only holders of another particular class or series of capital stock of the Corporation shall have the right to vote. Multiple Voting Shares shall not have cumulative voting rights. At each such meeting, holders of Multiple Voting Shares shall be entitled to two thousand (2,000) votes in respect of each Multiple Voting Share held; provided that if at any time the aggregate number of issued and outstanding (i) non-voting common shares (the "Cresco Corp. Redeemable Shares") in the capital of Cresco U.S. Corp. ("Cresco Corp.") and (ii) Common Units (the "Cresco Redeemable Units") in the capital of Cresco Labs, LLC ("Cresco") (or such securities of any successor to Cresco Corp. or Cresco as may exist from time to time) beneficially owned, directly or indirectly, by a holder of the Multiple Voting Shares (the "Holder") and the Holder's predecessor or transferor, Permitted Transferees and permitted successors (in accordance with the Investment Agreement (as defined below)), and any prior transferor's transferor and any prior Permitted Transferee's Permitted Transferee (the "Holder's Group"), divided by the aggregate number of (i) Cresco Corp. Redeemable Shares and (ii) Cresco Redeemable Units beneficially owned, directly or indirectly, by the Holders and the Holder's Group as at the date of completion of the business combination transaction involving, among others, the Corporation, Cresco Corp. and Cresco (or, if such Holder is not a Founder and no Triggering Event had occurred with respect to such Holder's transferor on or prior to the date such Holder first became a beneficial owner of Multiple Voting Shares (the "First Ownership Date"), as at the First Ownership Date) be less than fifty percent (50%) (the "Triggering Event"), the Holder shall from that time forward be entitled to fifty (50) votes in respect of each Multiple Voting Share held. The holders of Multiple Voting Shares shall, from time to time upon the request of the Corporation, provide to the Corporation evidence as to such holders' direct and indirect beneficial ownership (and that of its Permitted Transferees and permitted successors) of Cresco Corp. Redeemable Shares and Cresco Redeemable Units to enable the Corporation

G-19 to determine the voting entitlement of the Multiple Voting Shares. For the purposes of these calculations, a Holder shall be deemed to beneficially own Cresco Corp. Redeemable Shares held by an intermediate company or fund in proportion to their equity ownership of such company or fund. 3. Dividends Holders of Multiple Voting Shares shall not be entitled to receive any dividends or other distributions from the Corporation, whether in cash, property or shares of capital stock. 4. Liquidation In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or (b) a Deemed Liquidation Event, holders of Multiple Voting Shares shall be entitled to receive, prior to and in preference to any distribution to holders of Subordinate Voting Shares (but subject to the rights of holders of any series of Preferred Stock), an amount per Multiple Voting Share equal to the original issue price thereof (subject to appropriate adjustment for any stock dividends, stock splits, stock combinations and similar events affecting the Multiple Voting Shares). After the payment in full of such amount and any amounts payable to the holders of Preferred Stock, all remaining assets of the Corporation available for distribution to its stockholders shall be distributed to the holders of Subordinate Voting Shares. Holders of Multiple Voting Shares shall not be entitled to any further participation in any distribution of the assets of the Corporation. 5. Subdivision or Consolidation No subdivision or consolidation of the Multiple Voting Shares may be carried out unless, at the same time, the Subordinate Voting Shares are subdivided or consolidated in a manner so as to preserve the relative rights of the holders of each class of securities. 6. Protective Provisions The Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, reorganization, recapitalization, reclassification, waiver, statutory conversion or otherwise, either (a) amend, alter or repeal any provision of this Certificate of Incorporation or the Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Multiple Voting Shares, without (in addition to any other vote required by law or this Certificate of Incorporation) the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Multiple Voting Shares, voting as a separate class, or (b) create any class or series of capital stock unless the same ranks junior to the Multiple Voting Shares with respect to its special rights, powers and preferences, in either case without (in addition to any other vote required by law or this Certificate of Incorporation) the affirmative vote of the holders of at least a majority of the outstanding Multiple Voting Shares, voting as a separate class. 7. Transfer Restrictions. (a) General Restriction No holder of Multiple Voting Shares may Transfer any Multiple Voting Shares except to a Permitted Transferee in accordance with this Article Fourth.B.7 (a "Permitted Transfer"). Any Transfer or attempted Transfer of Multiple Voting Shares in violation of this Article Fourth.B.7 shall be null and void ab initio, and the Corporation shall not register any such Transfer on its books or recognize any such purported transferee as a holder of Multiple Voting Shares for any purpose.

G-20 (b) Definitions As used in this Article Fourth.B.7: "Transfer" means any direct or indirect sale, assignment, transfer, conveyance, hypothecation, pledge, encumbrance or other disposition, voluntary or involuntary, including by merger, by court order, by operation of law or otherwise. "Permitted Transferee" means, with respect to any holder of Multiple Voting Shares: (i) any Immediate Family Member of such holder; (ii) any trust, partnership, limited liability company or other estate-planning entity for the sole benefit of such holder or such holder's Family Members, provided that such holder retains voting control of such entity; (iii) any other holder of Multiple Voting Shares; or (iv) any director of the Corporation. "Immediate Family Member" means, with respect to any holder of Multiple Voting Shares, each parent (whether by birth or adoption), spouse (including if such person is legally married to such individual, lives in civil union with such individual or is a common law partner with such individual), child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned persons. For greater certainty, a person who was a spouse of an individual within the meaning of this paragraph shall continue to be considered a spouse of such individual after the death of such individual. (c) Conditions to Permitted Transfer Prior to any Permitted Transfer, the holder of the Multiple Voting Shares to be transferred shall obtain the prior written consent of the Board to such Transfer, which consent may be withheld in the Board's sole discretion. The proposed Permitted Transferee shall execute such documents and instruments as the Board may reasonably require to evidence such Permitted Transferee's agreement in writing to be bound by the same transfer restrictions applicable to holders of Multiple Voting Shares. 8. Mandatory Redemption on Non-Permitted Transfer Upon any transfer or purported transfer of Multiple Voting Shares that does not qualify as a Permitted Transfer, including any involuntary transfer by operation of law, other than by reason of death to an estate that itself is a Permitted Transferee, such Multiple Voting Shares shall be automatically redeemed by the Corporation at a redemption price per share equal to the original issue price thereof (subject to appropriate adjustment for any stock dividends, stock splits, stock combinations and similar events affecting the Multiple Voting Shares). 9. Sunset (1) On the third (3rd) anniversary of the Listing Date (the "Sunset Date"), all outstanding Multiple Voting Shares shall automatically and without any action on the part of the holders thereof be redeemed by the Corporation at a price per share equal to the original issue price thereof (subject to appropriate adjustment for any stock dividends, stock splits, stock combinations and similar events affecting the Multiple Voting Shares) (the "Sunset Redemption"). Upon such Sunset Redemption, all Class B Common Stock shall be cancelled and the dual-class structure of the Corporation shall terminate. The Corporation shall provide written notice to all holders of Multiple Voting Shares not less than thirty (30) days prior to the Sunset Date specifying the Sunset Date and the terms of the Sunset Redemption. (a) "Listing Date" means the date on which shares of Class A subordinate voting Common Stock are first listed or admitted to trading on a U.S. national securities exchange. 10. No New Issuance

G-21 From and after the Listing Date, the Corporation shall not issue any additional Multiple Voting Shares, except (i) in connection with a Permitted Transfer, or (ii) in connection with a stock split, stock dividend, or similar recapitalization applicable pro rata to all shares of Multiple Voting Shares then outstanding. 11. Redemption of Multiple Voting Shares Upon the occurrence of a Triggering Event, the Corporation has the right to redeem all or some of the Multiple Voting Shares from the Holder and Holder's Group who caused the Triggering Event to occur, by providing two (2) days' prior written notice to the Holder and Holder's Group of such Multiple Voting Shares, for an amount equal to the original issue price for each Multiple Voting Share, payable in cash to the holders of the Multiple Voting Shares so redeemed. The Corporation need not redeem Multiple Voting Shares on a pro-rata basis among the Holders or Holder's Group. Holders of Multiple Voting Shares to be redeemed by the Corporation shall surrender the certificate or certificates representing such Multiple Voting Shares to the Corporation at its principal office or to the Corporation's transfer agent, duly endorsed or accompanied by duly executed stock powers for transfer to the Corporation. Each surrendered certificate shall be cancelled, and the Corporation shall thereafter make payment of the applicable redemption amount by certified check, bank draft or wire transfer to the registered holder of such certificate; provided that, if less than all the Multiple Voting Shares represented by a surrendered certificate are redeemed, then a new stock certificate representing the unredeemed balance of Multiple Voting Shares represented by such certificate shall be issued in the name of the applicable registered holder of the cancelled stock certificate. If on the applicable redemption date the redemption price is paid (or tendered for payment) for any of the Multiple Voting Shares to be redeemed, then on such date all rights of the holder in the Multiple Voting Shares so redeemed and paid or tendered shall cease and such redeemed Multiple Voting Shares shall no longer be deemed issued and outstanding, regardless of whether or not the holder of such Multiple Voting Shares has delivered the certificate(s) representing such securities to the Corporation, and from and after such date the certificate formerly representing the redeemed Multiple Voting Shares shall evidence only the right of the former holder of such Multiple Voting Shares to receive the redemption price to which such holder is entitled. 12. Original Investment Agreement To supplement the rights, privileges, restrictions and conditions attached to the Multiple Voting Shares, the Corporation and each of Charlie Bachtell, Joe Caltabiano, Robert M. Sampson, Brian McCormack and Dominic Sergi being the initial holders of Multiple Voting Shares (collectively, the "Founders"), entered into an investment agreement, dated November 30, 2018 (the "Investment Agreement") which, among other things, imposes certain restrictions on the transfer of Multiple Voting Shares. C. PREFERRED STOCK. 1. Preferred Stock Authorization Subject to the other provisions of this Certificate of Incorporation, the Board is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a "Preferred Stock Designation") filed pursuant to the General Corporation Law, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

G-22 2. Voting Rights Except as otherwise required by the General Corporation Law or as provided by the Board in the Preferred Stock Designation for a particular series, the holders of record of Preferred Stock shall not be entitled to vote at meetings of the stockholders of the Corporation; provided that the holders of Preferred Stock shall be entitled to receive notice of (but not vote at) meetings of stockholders called for the purpose of authorizing the dissolution of the Corporation, or any merger, consolidation, sale, lease, transfer, exclusive license, or other disposition of all or substantially all the assets of the Corporation. 3. Dividends and Liquidation Unless the Board expressly provides otherwise in the Preferred Stock Designation for a particular series, the holders of record of Preferred Stock shall not be entitled to receive any dividends or other distributions from the Corporation, and shall not be entitled to receive any amount, property, or assets of the Corporation upon any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event. 4. Increase or Decrease of Authorized Shares The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of Preferred Stock voting separately as a class shall be required therefor, unless expressly required by the Preferred Stock Designation for any outstanding series of Preferred Stock. FIFTH. INCORPORATOR. The name and mailing address of the sole incorporator is as follows: Charles Bachtell 600 W Fulton St, Suite 800 Chicago, Illinois 60661 United States SIXTH. AMENDMENT OF BYLAWS. The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board shall require the approval of a majority of the Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 ⅔%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, provided, further, that if the Board recommends that stockholders approve such adoption, amendment or repeal at a meeting of stockholders, such adoption, amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class. SEVENTH. BOARD OF DIRECTORS.

G-23 (a) Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. (b) Number of Directors. Subject to the rights of the holders of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances, the number of directors which shall constitute the Board shall be fixed exclusively from time to time by resolution adopted by the affirmative vote of a majority of the Board. The initial number of directors at the time of this Certificate of Incorporation shall initially be seven (7). (c) Annual Elections. Except as provided in the Bylaws, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation, retirement, disqualification or removal. OR (c) Classes of Directors. The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board. The Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate of Incorporation, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate of Incorporation and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate of Incorporation. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate of Incorporation, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. If the number of directors that constitutes the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Certificate of Incorporation (and therefore such classification) becomes effective in accordance with the DGCL. (d) Election and Terms of Office. At all meetings of stockholders for the election of directors at which a quorum is present, the directors shall be elected by a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided in the resolution or resolutions of the Board with respect to any series of Preferred Stock, whenever the holders of any series of Preferred Stock are entitled to elect one or more directors, such directors shall be elected by a plurality of the votes of the shares of such series. At each annual meeting of stockholders, directors elected to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until either the next annual meeting or the third annual meeting after their election and until their respective successors shall have been duly elected and qualified. Each director shall hold office until the annual meeting of stockholders at which such director's term expires and a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Nothing

G-24 in this Certificate of Incorporation shall preclude a director from serving consecutive terms. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. (e) Newly Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, disqualification, removal from office or any other cause may be filled solely by the Board (and not by stockholders), provided that a quorum is then in office and present, or by a majority of the directors then in office if less than a quorum is then in office, or by the sole remaining director. A director elected to fill a vacancy (other than a newly-created directorship) shall be assigned to the same class of directors as his or her predecessor and shall hold office until the original term of office of such predecessor expires and a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any newly- created directorships and/or any decreases in the authorized number of directors shall be apportioned among the three classes of directors so as to make all such classes as nearly equal in number as is practicable. No decrease in the authorized number of directors shall shorten the term of any incumbent director. (f) Removal of Directors. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director or the entire Board may be removed, with or without cause, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 ⅔%) of the combined voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally on the election of directors, voting as a single class. (g) Advanced Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting. EIGHTH. LOCATION OF MEETINGS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board or in the Bylaws of the Corporation. NINTH. CREDITOR ARRANGEMENTS. Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

G-25 TENTH. LIMITATION ON LIABILITY. To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any amendment, repeal or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of a director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment. repeal, modification or elimination. ELEVENTH. INDEMNIFICATION. The Corporation shall indemnify, to the fullest extent permitted by law as it now exists or may hereafter be amended, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that the person is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation. The Corporation may indemnify, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that the person is or was an employee or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as an employee or agent at the request of the Corporation or any predecessor to the Corporation. The Corporation shall pay the expenses (including attorneys' fees) incurred by any director or officer in defending any such proceeding in advance of its final disposition; provided, however, that to the extent required by law, such payment of expenses in advance of the final disposition shall be made only upon receipt of an undertaking by such person to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified under this Article or otherwise. The Corporation may pay the expenses (including attorneys' fees) incurred by any employee or agent in defending any such proceeding in advance of its final disposition upon such terms and conditions as the Board deems appropriate. Any amendment, repeal, or modification of this Article Eleventh, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article Eleventh, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors) and shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to such repeal or modification. TWELFTH. SECTION 203 (a) The Corporation shall not be governed by Section 203 of the General Corporation Law for so long as the holders of Multiple Voting Shares collectively hold at least fifteen percent (15%) of the total voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors. (b) At such time as the collective voting power of the Multiple Voting Shares falls below fifteen percent (15%) of such total voting power, including as a result of the Sunset Redemption or any other redemption of Multiple Voting Shares, the Corporation shall thereafter be governed by Section 203 if and for so long as Section 203 by its terms shall apply to the Corporation. THIRTEENTH. CHOICE OF FORUM. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of

G-26 Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's stockholders; (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation, or the Bylaws of the Corporation (as either may be amended from time to time); (iv) any action to interpret, apply, enforce, or determine the validity of this Certificate of Incorporation or the Bylaws of the Corporation; or (v) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article. The provisions of this Article shall not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. FOURTEENTH. NO ACTION WITHOUT A MEETING. Any action that is required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent of stockholders. Advance notice of stockholder nominations for the election of directors and of other business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board acting pursuant to a resolution approved by the affirmative vote of a majority of the Board and may not be called by any other person or persons other than as set forth in the Bylaws. FIFTEENTH. CORPORATE OPPORTUNITY. The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Certificate of Incorporation or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation. In addition to the foregoing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue. SIXTEENTH. AMENDMENT OF CERTIFICATE OF INCORPORATION (a) The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except

G-27 as provided in paragraph B. of this Article Sixteenth, and all rights conferred upon the stockholders herein are granted subject to this reservation. (b) Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Corporation required by law or by this Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 ⅔%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, provided, further, that if the Board recommends that stockholders approve such adoption, amendment or repeal at a meeting of stockholders, such adoption, amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class, shall be required to alter, amend or repeal Article Sixth, Seventh, Eleventh, Thirteenth, Fourteenth, and Sixteenth. SEVENTEENTH. PLAN OF DOMESTICATION. This Certificate of Incorporation is being filed in connection with the domestication of the Corporation pursuant to Section 388 of the General Corporation Law and a plan of domestication duly approved in accordance with applicable non-Delaware law. In accordance with Section 388 of the General Corporation Law, no action by the Board, stockholders, members or as otherwise required by any other section of the General Corporation Law is required to authorize the filing of this Certificate of Incorporation. [signature page follows]

G-28 I, THE UNDERSIGNED, being the sole incorporator hereinabove named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate of Incorporation, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this _____ day of September, 2026. Sole Incorporator By: Name: Charles Bachtell

G-29 SCHEDULE 3 BYLAWS OF CRESCO LABS, INC. (THE "CORPORATION") ARTICLE I. CORPORATE OFFICES Section 1.1 Registered Office and Agent. The registered office and agent of the Corporation shall be fixed in the corporation's Certificate of Incorporation, as the same may be amended from time to time (the "Certificate of Incorporation"). Section 1.2 Other Offices. The board of directors may at any time establish other offices at any place or places, either within or outside of the State of Delaware, where the Corporation is qualified to do business. ARTICLE II. MEETINGS OF STOCKHOLDERS Section 2.1 Place of Meetings. Meetings of stockholders shall be held at any place designated by the board of directors (a) within or outside the State of Delaware, or (b) by means of remote communication (a "Virtual Meeting"), in each case as may be determined by the board of directors from time to time. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the Corporation or the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but will instead be held solely by means of remote communication as provided under Section 211 of the Delaware General Corporation Law (the "DGCL"). Section 2.2 Annual Meetings. The annual meeting of stockholders shall be held each year on a date and at a time designated by the board of directors. At the annual meeting, directors shall be elected and any other proper business may be transacted. Section 2.3 Special Meetings. Except as otherwise required by law or the Certificate of Incorporation, special meetings of the stockholders may be called only by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, or, if there are no directors then in office, by an officer of the Corporation. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation, unless otherwise required by law. Section 2.4 Notice of Stockholders' Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given in accordance with Section 232 of the DGCL. All notices of meetings of stockholders shall be in the form of a writing or electronic transmission and shall be sent or otherwise given to each

G-30 stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting in accordance with Section 2.5 of these bylaws (these "Bylaws") not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice. The board of directors acting pursuant to a resolution adopted by a majority of the directors then in office may cancel, postpone or reschedule any previously scheduled meeting of the stockholders at any time before or after the notice for such meeting has been sent to stockholders. Section 2.5 Manner of Giving Notice. A. Whenever notice is required by the DGCL, the Certificate of Incorporation or these Bylaws to be given to any stockholder, such notice may be given by mail, or by other means of written communication or electronic transmission, addressed to the stockholder at such stockholder's address or electronic mail address, as applicable, as it appears on the records of the Corporation or as given by such stockholder to the Corporation for the purpose of notice. Notice of any meeting of stockholders shall be deemed given: (i) if mailed, when deposited in the U.S. mail, postage prepaid, directed to the stockholder at his or her address as it appears on the Corporation's records; or (ii) if electronically transmitted as provided in Section 9.1 of these Bylaws. B. An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or any other agent of the Corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein. Section 2.6 Quorum. A. The holders of one-third of the voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation. Where a separate vote by one or more class or series is required, one-third of the voting power of the outstanding shares of such class(es) or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote, except as required by law, the Certificate of Incorporation or these Bylaws. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chair of the meeting or any other authorized member of the board of directors or (ii) the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. B. When a quorum is present at an annual meeting or special meeting of stockholders, except with respect to the election of directors, action by the stockholders on a matter is approved if the number of votes cast in favor of the action by those present in person or represented by proxy exceeds the number of votes cast in opposition to the action, unless the question is one upon which, by express provision of the

G-31 Bylaws or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of the question. Section 2.7 Other Persons May Attend. The directors, officers, any counsel to the Corporation, any financial auditor of the Corporation and any other persons invited by the directors are entitled to attend any meeting of stockholders, but if any of those persons does attend a meeting of stockholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a stockholder or proxy holder entitled to vote at the meeting. Section 2.8 Adjourned Meeting; Notice. The chair of a meeting of stockholders the president of the Corporation, or such other person as the board of directors may have designated, or any other authorized member of the board of directors may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place (including an adjournment taken to address a technical failure to convene or continue a Virtual Meeting). Unless these Bylaws otherwise require, when a meeting is adjourned to another time or place not more than thirty (30) days from the date of the original meeting (including an adjournment taken to address a technical failure to convene or continue a Virtual Meeting), the Corporation shall not be required to provide separate notice of the adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxyholders to participate in the meeting by means of remote communication, or (iii) set forth in the notice of meeting given in accordance with the provisions of Section 2.4 and Section 2.5 of these Bylaws. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with the provisions of Section 2.4 and Section 2.5 of these Bylaws. Section 2.9 Conduct of Business. The chair of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such matters as the regulation of the manner of voting and the conduct of business. Section 2.10 Chair; Selection of Alternate Chair. The chair of the board of directors or, in the absence of the chair of the board of directors, the president of the Corporation, shall preside at all meetings of the stockholders. In the absence of both the chair of the board of directors and the president of the Corporation, such person as the board of directors may have designated shall preside, and in the absence of such designation, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote who are present, in person or by proxy, shall call to order the meeting and act as chair of the meeting. In the absence of the secretary of the Corporation, the secretary of the meeting shall be such person as the chair of the meeting appoints. Section 2.11 Voting on the Election of Directors; Retention of Ballots and Proxies. A. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.13 of these Bylaws and subject to the provisions of Sections

G-32 217 and 218 of the DGCL (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements). B. All elections of directors shall be by written ballot unless otherwise provided in the Certificate of Incorporation; if authorized by the board of directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission; provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder. C. The voting rights of each class of capital stock, including whether shares of such class may be voted and the number of votes per share, shall be as set forth in the Certificate of Incorporation. If the Certificate of Incorporation does not specify such voting rights, each outstanding share of capital stock having voting power shall entitle the holder of record thereof or proxy to one vote on all matters properly brought before the stockholders. D. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; provided that, if the rules and requirements of the exchange on which the Corporation's shares are then listed require a different voting standard for the election of directors, directors will be elected in accordance with the rules and requirements of such exchange. Section 2.12 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need to be specified in any written waiver of notice, or any waiver by electronic transmission, unless so required by the Certificate of Incorporation or these Bylaws. Section 2.13 Record Date for Stockholder Notice; Voting; Giving Consents. A. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting (if permitted), or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. B. If the board of directors does not so fix a record date: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and

G-33 (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto. C. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting. Section 2.14 Nominations and Proposals for Annual Meetings of Stockholders. A. Nominations of persons for election to the board of directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the board of directors, or (iii) by any stockholder of the Corporation who (x) was a stockholder of record at the time of giving of the notice provided for in this Section 2.14 and at the time of the annual meeting, (y) is entitled to vote with respect to such matter at the meeting, and (z) complies with the notice procedures set forth in this Section 2.14. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the Corporation's notice of meeting and proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor provision thereof) and the rules and regulations thereunder) before an annual meeting of stockholders. At any annual meeting of stockholders, the presiding officer of such meeting may announce the nominations and other business to be considered which are set forth in the Corporation's notice of meeting and proxy statement and, by virtue thereof, such nominations and other business so announced shall be properly brought before such meeting and may be considered and voted upon by the stockholders of the Corporation entitled to vote thereat without further requirement of nomination, motion, or second. B. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph A of this Section 2.14, the stockholder making such nominations or proposing such other business must theretofore have given timely notice thereof in writing to the secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (x) the 90th day prior to the scheduled date of such annual meeting (and no earlier than the 120th day prior to such scheduled date) or (y) the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In the case of a special meeting for the purpose of electing directors, notice of nominations may be made only by a stockholder of record at the time of giving such notice who is entitled to vote at the meeting, and must be received not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of (x) the 90th day prior to such meeting or (y) the 10th day following the day on which public announcement of the date of such special meeting and of the nominees proposed by the board of directors to be elected at such meeting is first made by the Corporation. The provisions of this Section 2.14 relating to Rule 14a-19 compliance, documentary evidence, update and supplement, disregard of noncompliant proxies or votes, and proxy card color requirements shall apply to nominations and proxy solicitations relating to any such special meeting as if references therein to an annual meeting were references to such special meeting. In no event shall the public announcement of an adjournment or postponement of an annual or special meeting for which notice has been given, or for which the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. The minimum timeliness requirements of this Section 2.14 shall apply for purposes of determining whether a stockholder's notice is timely under these Bylaws

G-34 despite any different timeline described in Rule 14a-19 or elsewhere in Regulation 14A under the Exchange Act, including with respect to any statements or information required to be provided to the Corporation pursuant to Rule 14a-19 by a stockholder and not otherwise specified herein. For the avoidance of doubt, a stockholder shall not be permitted to make additional or substitute nominations following the expiration of the time periods set forth in this Section 2.14. To be in proper form, a stockholder's notice to the secretary must: (i) set forth, as of the date of such notice and as to the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, and each other Proponent (as defined in paragraph G of this Section 2.14), (A) the name and address of each Proponent, as they appear on the Corporation's books; (B) the class, series and number of shares of the Corporation that are, directly or indirectly, owned beneficially and of record by each Proponent; (C) a description of all agreements, arrangements or understandings (whether oral or in writing) with respect to (1) such proposal or nomination, or (2) any compensation or payments to be paid to any such proposed nominee, between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing pertaining to the nomination or other business brought before the meeting; (D) in the case of a stockholder nomination to the board of directors, the date of first contact between each proposed nominee and any Proponent with respect to (1) the Corporation and (2) any proposed nomination or nominations of any person for election to the board of directors; (E) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the Corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice relating to a nomination) or to propose the business specified in the notice (with respect to a notice relating to other business); (F) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of the Corporation's voting shares to elect such nominee or nominees (with respect to a notice relating to a nomination) or to carry such proposal (with respect to a notice relating to other business); (G) identification of the names and addresses of other stockholders, including any Proponent, known by any of the nominating stockholders to be providing financial support, funding or material resources for the nomination effort and, to the extent known, the class and number of all shares of the Corporation's capital stock owned beneficially or of record by such other stockholder or beneficial owner(s); (H) a description of all Derivative Transactions by each Proponent during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; (I) a description of any coordination, communication or common plan (whether formal or informal, written or oral, and whether or not constituting an agreement, arrangement or understanding described in clause (C) above) between or among any Proponent and any other person with respect to (1) the acquisition, holding, voting or disposition of any securities of the Corporation, or (2) the nomination or other business proposed to be brought before the meeting, including the identity of each such other person and a reasonably detailed description of the nature and substance of such coordination, communication or common plan; (J) a representation as to whether any Proponent is, or at any time within the twelve (12) months preceding the date of the notice has been, a member of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder with respect to any securities of the Corporation, and, if so, (1) the identity of each other member of such group, (2) the date on which such group was formed, (3) a reasonably detailed description of the purpose of such group, and (4) the aggregate number and class or series of securities of the Corporation beneficially owned by the members of such group; and (K) any other information relating to each Proponent that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

G-35 (ii) if the notice relates to any business other than the nomination of a director that the stockholder proposes to bring before the meeting, set forth (x) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest (including any anticipated benefit of such business to any Proponent other than solely as a result of its ownership of the Corporation's capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business, and (z) a description of all agreements, arrangements and understandings between or among any Proponent and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; (iii) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (x) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (y) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings during the past three years, and any other relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and their respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S- K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and (z) a representation that the stockholder giving the notice or the Proponents, as applicable, will, or are part of a group that will, (1) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding capital stock of the Corporation required to elect such nominees, (2) solicit proxies from holders representing at least 67% of the voting power of shares entitled to vote on the election of directors, (3) include a statement to that effect in its proxy statement and/or form of proxy, (4) otherwise comply with all requirements of Rule 14a-19 under the Exchange Act, and (5) provide the secretary, no later than five (5) business days prior to the meeting (or any adjournment or postponement thereof), reasonable documentary evidence of compliance with Rule 14a-19(a)(3) under the Exchange Act, including evidence of compliance with the 67% solicitation requirement, and, upon any earlier request by the Corporation, such evidence within five (5) business days of such request; (iv) with respect to each nominee for election or reelection to the board of directors, include the completed and signed questionnaire, representation, and agreement required by paragraph D below. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee. The number of nominees a stockholder may nominate for election at any meeting of stockholders (or, in the case of a stockholder giving notice on behalf of a beneficial owner, the number of nominees such stockholder may nominate on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such meeting. A stockholder providing a notice required by this Section 2.14 shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the date that is five (5) business days prior to the meeting and, in the event of any adjournment or postponement thereof, five (5) business days prior to such adjourned or postponed meeting. An update and supplement pursuant to clause (i) shall be received by the secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting. An update and supplement pursuant to

G-36 clause (ii) shall be received by the secretary at the principal executive offices of the Corporation not later than two (2) business days prior to the date for the meeting and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting. Without limiting the foregoing, the stockholder shall notify the secretary promptly if it (a) no longer intends to comply with Rule 14a-19 under the Exchange Act, (b) will not solicit holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors, or (c) changes its nominees. For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph shall not limit the Corporation's rights with respect to any deficiencies in any stockholder's notice, extend any applicable deadlines under these Bylaws, or enable or be deemed to permit a stockholder that has previously submitted notice under these Bylaws to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of stockholders. In the event that any information or communications provided by a nominee or any Proponent to the Corporation or its stockholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, such nominee or Proponent shall promptly notify the secretary of the Corporation of any defect in such previously provided information and of the information required to correct any such defect. C. Notwithstanding anything in the second sentence of paragraph B of this Section 2.14 to the contrary, in the event that the number of directors to be elected to the board of directors of the Corporation at an annual meeting is increased, whether by increase in the size of the board of directors, or by any vacancy in the board of directors to be filled at such annual meeting, and there is no public announcement by the Corporation naming all of the nominees for directors or specifying the size of the increased board of directors at least 75 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 2.14 shall also be considered timely, but only with respect to nominees for any such vacant positions and for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation. D. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under paragraphs B and C above) to the secretary of the Corporation at the principal executive offices of the Corporation a completed, written and signed questionnaire (in the form customarily used by the Corporation for its directors) with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the secretary upon written request) and a written representation and agreement (in the form provided by the secretary upon written request) that such person: (i) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law; (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein and, in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest,

G-37 confidentiality, and stock ownership and trading policies and guidelines of the Corporation; provided that the stockholder shall update the applicable notice pursuant to this Section 2.14 should any proposed nominee become noncompliant with any such policies or guidelines; and (iii) understands his or her duties as a director under the DGCL and agrees to act in accordance with those duties while serving as a director; and (iv) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. E. Notwithstanding the foregoing provisions of this Section 2.14, a stockholder shall also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this Section 2.14, and nothing in this Section 2.14 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor provision thereof) and, to the extent required by such rule, have such proposals considered and voted on at an annual meeting; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to clause (iii) of paragraph A of this Section 2.14. F. Without exception, no business will be conducted and no person shall be eligible for election as a director of the Corporation at any annual meeting except as brought or nominated in accordance with the provisions set forth in this Section 2.14. In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting, and a nominee shall not be eligible for election, if the notice to the Corporation concerning such business or nomination contains an untrue statement of material fact or omits to state a material fact necessary to make the statements therein not misleading. The chair of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting, and/or nomination was not made, in accordance with this Section 2.14, and, if the chair shall so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the meeting shall not be conducted or nomination disregarded. Unless otherwise required by law, if any stockholder giving notice pursuant to this Section 2.14 provides notice pursuant to Rule 14a-19 under the Exchange Act and subsequently fails to comply with its requirements, then the Corporation shall disregard any proxies or votes solicited for the stockholder's nominee(s). Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for exclusive use by the board of directors. G. For purposes of this Section 2.14: (i) "Proponent" means the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, and shall also include (x) any other member of a "group" (as defined in Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of which such stockholder or beneficial owner is a member with respect to any securities of the Corporation, and (y) any other person with whom such stockholder or beneficial owner has engaged in any coordination, communication or common plan of the type described in clause (I) of paragraph (i) of this Section 2.14; (ii) "Derivative Transaction" means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether of record or beneficial: (w) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Corporation, (x) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Corporation, (y) the effect or intent of which is to mitigate loss, manage risk

G-38 or benefit from changes in the value or price of securities, or (z) which provides the right to vote or increase or decrease the voting power of such Proponent, or any of its affiliates or associates, with respect to any securities of the Corporation, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance- related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the Corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member; and (iii) "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, Globe Newswire or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act. Section 2.15 List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting (i) during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held or (ii) by a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of the meeting. If the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is only available to the stockholders. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting, and the number of shares held by each of them. Section 2.16 Proxies. A. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for them by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A stockholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. B. A proxy for a meeting of stockholders must: (i) be received at the registered office of the Corporation or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or (ii) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting. A proxy may be sent to the Corporation by written instrument, fax or any other method of transmitting legibly recorded messages.

G-39 C. A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the stockholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received: (i) at the registered office of the Corporation, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or (ii) by the chair of the meeting, before the vote is taken. D. The chair of any meeting of stockholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote. Section 2.17 Voting rights of fiduciaries, pledgors and joint owners of stock. A. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held. Persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation such person has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or such pledgee's proxy, may represent such stock and vote thereon. B. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the secretary of the Corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (i) if only one vote, such person's act binds all; (ii) if more than one vote, the act of the majority so voting binds all; or (iii) if more than one vote, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or any person voting the shares, or a beneficiary, if any, may apply to the Court of Chancery or such other court as may have jurisdiction to appoint an additional person to act with the persons so voting the shares, which shall then be voted as determined by a majority of such persons and the person appointed by the Court. If the instrument so filed shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of this subsection shall be a majority or even split in interest. Section 2.18 Action Without Meeting. Any action that is required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent of stockholders. Section 2.19 Inspectors. Before any meeting of stockholders, the Corporation may, and if required by law shall, appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more Persons as alternate inspectors to replace any inspector who

G-40 fails to act. If any Person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the chair of the meeting shall appoint a Person to fill that vacancy. Such inspectors shall: (i) determine the number of shares outstanding and the voting power of each share, the number of shares represented at the meeting and the validity of any proxies and ballots; (ii) count all votes or ballots; (iii) count and tabulate all votes; (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and (v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector's ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such Persons to assist them in performing their duties as they determine. ARTICLE III. DIRECTORS Section 3.1 Powers. Subject to the provisions of the DGCL and any limitation in the Certificate of Incorporation or these Bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors. Section 3.2 Number of Directors. As set forth in the Certificate of Incorporation, the authorized number of directors shall be determined from time to time exclusively by resolution adopted by a majority of the board of directors then in office. No reduction of the authorized number of directors shall have the effect in itself of removing any director before that director's term of office expires. Section 3.3 Election, Qualification, and Term of Office of Directors. Any matters related to election, qualification or terms of the Board shall be set forth in the Certificate of Incorporation. Section 3.4 Resignation and Vacancies. Any matters related to resignations and vacancies of the Board shall be set forth in the Certificate of Incorporation. Section 3.5 Place of Meetings; Remote Meetings. The board of directors of the Corporation may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone, video or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

G-41 Section 3.6 Regular Meetings. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board of directors. Section 3.7 Special Meetings; Notice. A. Special meetings of the board of directors for any purpose or purposes may be called at any time by the chair of the board of directors, or, if there is no chair, by the president, chief executive officer or the secretary, or upon request of a majority of the directors then in office. B. Notice of the time and place of special meetings shall be: (i) delivered personally by hand, by courier or by telephone; (ii) sent by United States first-class mail, postage prepaid; (iii) sent by facsimile or electronic mail; or (iv) sent by other means of electronic transmission as provided in Section 9.1. C. Such notice shall be directed to each director at that director's address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation's records. D. If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation's principal executive office) nor the purpose of the meeting. Section 3.8 Chair of Meetings. The chair of the board of directors or, in the absence of the chair of the board of directors, the president of the Corporation (if the president is a director), shall preside at all meetings of the board of directors. In the absence of both the chair of the board and the president, such director as may be chosen by a majority of the directors present shall preside. Section 3.9 Quorum. At all meetings of the board of directors, a majority of directors then in office shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by law or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the board of directors, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. If, and at such times as, the Certificate of Incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these Bylaws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of such directors.

G-42 Section 3.10 Board Action by Written Consent Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission. Section 3.11 Fees and Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor, and remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Corporation as such, who is also a director. Members of special or standing committees may be allowed like compensation for attending committee meetings. Section 3.12 Approval of Loans. The Corporation shall not, either directly or indirectly, including through any subsidiary, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director, executive officer (or equivalent thereof), or control person, but may lend money to and use its credit to assist any employee, excluding such executive officers, directors, or other control persons of the Corporation or of a subsidiary, whenever, in the judgment of the directors, such loan, guarantee, or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing contained in this section shall be deemed to deny, limit or restrict the powers of guarantee or warranty of the Corporation at common law or under any statute. Section 3.13 Removal of Directors. A. Unless otherwise restricted by statute, by the Certificate of Incorporation or these Bylaws, any director or the entire board of directors may be removed by an affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the outstanding shares then entitled to vote at a meeting of the stockholders called for that purpose. B. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office. [Any director or the entire board of directors may be removed only for cause by an affirmative vote of the holders of at least a majority of the voting power of the outstanding shares then entitled to vote at a meeting of stockholders called for that purpose.]

G-43 ARTICLE IV. COMMITTEES Section 4.1 Committees of Directors. A. The board of directors may, by resolution passed by a majority of the whole board of directors, designate one or more committees, with each committee to consist of one or more of the directors of the Corporation. The board of directors may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in the Bylaws of the Corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it: but no such committee shall have the power or authority to (i) approve, adopt or recommend to the stockholders any action or matter the DGCL expressly requires be submitted to the stockholders for approval; (ii) adopt, amend, or repeal these Bylaws; (iii) fill vacancies in the board of directors; (iv) remove a director; or (v) change the membership of, or fill vacancies in, any committee of the directors. B. The directors may, at any time, with respect to a committee appointed hereunder, (i) revoke or alter the authority given to the committee, or override a decision made by the committee; (ii) terminate the appointment of, or change the membership of, the committee; and (iii) fill vacancies in the committee. Section 4.2 Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required. Section 4.3 Meetings and Action of Committees. A. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (chair of meetings), Section 3.9 (quorum), and Section 3.10 (board action by written consent without a meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the board of directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. B. The board of directors may adopt rules for the governance of any committee not inconsistent with the provisions of these Bylaws.

G-44 ARTICLE V. OFFICERS Section 5.1 Officers. A. The officers of the Corporation shall include a chief executive officer, a chief financial officer and a secretary and such other officers (including without limitation, a chair of the board of directors, president, vice presidents, assistant secretaries and a treasurer) as the board of directors from time to time may determine. B. An officer is not required to hold stock in the Corporation as qualification for their office but must be qualified as required by the DGCL to become, act or continue to act as an officer. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these Bylaws otherwise provide. Section 5.2 Appointment of Officers. The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 or Section 5.5 of these Bylaws, shall be appointed by the board of directors, subject to the rights, if any, of an officer under any contract of employment. Section 5.3 Subordinate Officers. The board of directors may appoint, or empower the chief executive officer to appoint, such other officers and agents as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the board of directors may from time to time determine. Section 5.4 Removal and Resignation of Officers. A. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board of directors or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors. B. Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. Section 5.5 Vacancies in Offices. Any vacancy occurring in any office of the Corporation shall be filled by the affirmative vote of a majority of the remaining directors, even if they constitute less than a quorum. Section 5.6 Chair of the Board. The chair of the board of directors, if such an officer be elected, shall, if present, preside at meetings of the board of directors and of the stockholders at which he or she shall be present, and exercise and

G-45 perform such other powers and duties as may from time to time be assigned to him or her by the board of directors or as may be prescribed by these Bylaws. If there is no chief executive officer, then the chair of the board of directors shall also be the chief executive officer of the Corporation. Section 5.7 Representation of Shares of Other Corporations. The chair of the board of directors, the chief executive officer, any vice president, the chief financial officer, the secretary or assistant secretary of this Corporation, or any other person authorized by the board of directors or the chief executive officer or a vice president, is authorized to vote, represent, and exercise on behalf of this Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority. Section 5.8 Authority and Duties of Officers. In addition to the foregoing authority and duties, all officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be designated from time to time by the board of directors or the stockholders. ARTICLE VI. STOCK Section 6.1 Stock Certificates. The shares of the Corporation shall not be represented by certificates but shall be uncertificated and represented by book entry notations in the books of the Corporation; provided that the board of directors by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be represented by certificates. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The chair or vice chair of the board of directors, the president, vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile or electronic signature. In case any officer who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer at the date of issue. Section 6.2 Lost Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

G-46 Section 6.3 Shares Without Certificates. Unless the board of directors determines that all of the shares of any class or series of stock of the Corporation shall be represented by certificates, the Corporation shall adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law and these Bylaws. Section 6.4 Dividends. The board of directors, subject to any restrictions contained in either the DGCL or the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock. The board of directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include, but not be limited to, equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies. Section 6.5 Transfer of Stock. Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate Person or Persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the Persons from and to whom it was transferred. ARTICLE VII. INDEMNITY Section 7.1 Third-Party Actions. Subject to the provisions of this Article VII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that they are or were a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Corporation, which approval shall not be unreasonably withheld) actually and reasonably incurred by them in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The Corporation may, in its sole discretion and on such terms and conditions as the board of directors deems appropriate, indemnify any person who was or is a party or is threatened to be made a party to any such action, suit or proceeding by reason of the fact that they are or were an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise against such expenses, judgments, fines and amounts paid in settlement on the same terms set forth in the preceding sentence. The termination of any action, suit or proceeding by judgment, order,

G-47 settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful. Section 7.2 Actions by or in the Right of the Corporation. Subject to the provisions of this Article VII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that they are or were a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of such action or suit, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. The Corporation may, in its sole discretion and on such terms and conditions as the board of directors deems appropriate, indemnify any person who was or is a party or is threatened to be made a party to any such action or suit by reason of the fact that they are or were an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against such expenses on the same terms set forth in the preceding sentence. Notwithstanding any other provision of this Article VII, no person shall be indemnified hereunder for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Exchange Act. Section 7.3 Successful Defense. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Section 7.1 and Section 7.2, or in defense of any claim, issue or matter therein, they shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by them in connection therewith. Section 7.4 Determination of Conduct. Any indemnification under Section 7.1 or Section 7.2 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because they have met the applicable standard of conduct set forth in Section 7.1 or Section 7.2 and such indemnified person was authorized in advance by the board of directors, as applicable. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding or (ii) if such quorum is not obtainable or, even if obtainable, as a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, (iii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (iv) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (v) by the stockholders. Notwithstanding the foregoing, a director, officer, employee, or agent of the Corporation shall be entitled to contest any determination that the director, officer, employee, or agent has not met the

G-48 applicable standard of conduct set forth in Section 7.1 or Section 7.2 by petitioning a court of competent jurisdiction. Section 7.5 Payment of Expenses in Advance. Expenses incurred in defending a civil or criminal action, suit, or proceeding, by an individual who may be entitled to indemnification pursuant to Section 7.1 or Section 7.2, shall be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified by the Corporation as authorized in this Article VII. The Corporation may, in its sole discretion and upon such terms and conditions as the board of directors deems appropriate, pay in advance expenses incurred by an employee or agent in defending any such action, suit, or proceeding. Section 7.6 Indemnity Not Exclusive. The indemnification and advancement of expenses provided by or granted pursuant to the other sections of this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other entity. Section 7.7 Insurance Indemnification. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against them and incurred by them in any such capacity or arising out of their status as such, whether or not the Corporation would have the power to indemnify them against such liability under this Article VII. Section 7.8 Indemnification of Other Persons. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not a director or officer of the Corporation or is not serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, but whom the Corporation has the power or obligation to indemnify under the DGCL or otherwise. The Corporation may, in its sole discretion, indemnify an employee, trustee, or other agent as permitted by the DGCL. The Corporation shall indemnify an employee, trustee, or other agent where required by law. Section 7.9 Savings Clause. If this Article VII or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person entitled to indemnification hereunder against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding, or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit

G-49 brought by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated, or by any other applicable law. Section 7.10 Continuation of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Section 7.11 Conflicts. No indemnification or advance shall be made under this Article VII, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears: A. That it would be inconsistent with a provision of the Certificate of Incorporation, these Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or B. That it would be inconsistent with any condition expressly imposed by a court in approving a settlement. Section 7.12 Proceedings Initiated by Indemnitee. Except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his heirs, executors, or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the board of directors. ARTICLE VIII. RECORDS AND REPORTS Section 8.1 Maintenance and Inspection of Records. A. The Corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books, and other records. B. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent so to act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in Delaware or at its principal place of business.

G-50 C. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Section 8.2 Inspection by Directors. Any director shall have the right to examine the Corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to their position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the Corporation to permit the director to inspect any and all books and records, the stock ledger and the stock list, and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper. Section 8.3 Annual Statement to Stockholders. The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the Corporation. ARTICLE IX. NOTICE BY ELECTRONIC TRANSMISSION Section 9.1 Notice by Electronic Transmission. A. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or the Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. A corporation may give a notice by electronic mail without obtaining the consent noted herein. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that: (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation; and (ii) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice. B. However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. C. Any notice given pursuant to paragraph A of this Section 9.1 shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

G-51 (ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (x) such posting and (y) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the stockholder. D. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein. Section 9.2 Definition of Electronic Transmission. An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process. Section 9.3 Inapplicability. Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312, or 324 of the DGCL. ARTICLE X. GENERAL MATTERS Section 10.1 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "Person" includes both a corporation and a natural person. Section 10.2 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors. Section 10.3 Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors, and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced. Section 10.4 Conflicts with Certificate of Incorporation. In the event of any conflict between the provisions of the Corporation's Certificate of Incorporation and these Bylaws, the provisions of the Certificate of Incorporation shall govern. Section 10.5 Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state

G-52 court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's stockholders; (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation, or the Bylaws of the Corporation (as either may be amended from time to time); (iv) any action to interpret, apply, enforce, or determine the validity of the Certificate of Incorporation or these Bylaws of the Corporation; or (v) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of these Bylaws. The provisions of these Bylaws shall not apply to suits brought to enforce any liability or duty created by the U.S. Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. ARTICLE XI. AMENDMENTS Section 11.1 Amendment . The board of directors is expressly empowered to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the board of directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 ⅔%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, provided, further, that if the board of directors recommends that stockholders approve such adoption, amendment or repeal at a meeting of stockholders, such adoption, amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class. Adopted: ______, 202_

G-53 SCHEDULE 4 SUMMARY OF U.S. INCENTIVE PLAN Purpose The purpose of the U.S. Incentive Plan is to (a) promote the long-term financial interests and growth of the Company by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of the Company's business, (b) motivate management personnel by means of growth-related incentives to achieve long-range goals, and (c) further the alignment of interests of participants with those of Shareholders through opportunities for increased stock or stock- based ownership in U.S. TopCo. Effective Date The U.S. Incentive Plan will become effective upon the filing of a certificate of domestication by U.S. TopCo with the Secretary of State of the State of Delaware in connection with the Redomicile. Administration The U.S. Incentive Plan will be administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), or such other committee or officer(s) duly appointed by the Board or the Compensation Committee to administer the U.S. Incentive Plan or delegated limited authority to perform administrative actions under the U.S. Incentive Plan. The Board may serve as the administrator in lieu of or in addition to the Compensation Committee at any time. With respect to any award to which Section 16 of the Exchange Act applies, the administrator must consist of either the Board or a committee of two or more "non-employee directors" as defined in Rule 16b-3 of the Exchange Act. With respect to awards to non-employee directors, the full Board serves as the administrator. The administrator has broad authority to grant awards, determine the terms and conditions of each award, interpret the U.S. Incentive Plan, accelerate vesting (subject to certain limitations), and take all other actions necessary or desirable to carry out the purposes of the U.S. Incentive Plan. Eligibility Participation in the U.S. Incentive Plan is open to all "Eligible Individuals," which includes (i) officers and employees of U.S. TopCo or any of its subsidiaries, (ii) members of the Board, and (iii) other individuals, including non-employee directors and consultants, who are natural persons providing bona fide services to or for U.S. TopCo or any of its subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for U.S. TopCo's securities. Shares Available for Awards Subject to adjustment as provided in the U.S. Incentive Plan, the maximum number of U.S. TopCo Subordinate Voting Shares reserved for delivery under the U.S. Incentive Plan is (i) 75,000,000 (as adjusted) U.S. TopCo Subordinate Voting Shares, plus (ii) an annual increase to be added as of the first day of the Company's fiscal year, at the discretion of the board of directors, equal to 5% of the total number of U.S. TopCo Subordinate Voting Shares issued and outstanding as of the end of the immediately preceding fiscal year (or such lesser number of U.S. TopCo Subordinate Voting Shares, including no U.S. TopCo Subordinate Voting Shares, determined by the Board in its sole discretion); provided that the aggregate number of U.S. TopCo Subordinate Voting Shares available for issuance shall not exceed a total of 200,000,000 (as adjusted) U.S. TopCo Subordinate Voting Shares (the "Share Pool"). The Share Pool is reduced by one share for each stock option, stock appreciation right, or other award granted. If options, stock appreciation rights or other awards terminate, expire, are canceled, forfeited, exchanged or surrendered without delivery of shares, those shares become available again for new awards. However, shares tendered or withheld to pay the exercise price of stock options, shares reserved but not issued upon exercise of stock appreciation rights, and shares withheld for tax withholding obligations do not become available for re-issuance. The maximum number of U.S. TopCo Subordinate Voting Shares that may be issued pursuant to incentive stock options granted under the U.S. Incentive Plan is 75,000,000. The stock delivered to settle awards may be authorized and unissued shares or issued and reacquired shares, including shares purchased in the open market or in private transactions.

G-54 Types of Awards The U.S. Incentive Plan permits the granting of any or all of the following types of awards to eligible individuals: • stock options, including incentive stock options ("ISOs"); • stock appreciation rights ("SARs"); • restricted stock; • restricted stock units ("RSUs"); • performance shares and performance units; • other stock-based awards; and • dividend equivalents. Generally, awards under the U.S. Incentive Plan are granted for no consideration other than prior and future services. Awards may be granted alone or in addition to, in tandem with, or in substitution for any other award under the U.S. Incentive Plan or any other plan of U.S. TopCo; in the case of a SAR granted in tandem with an ISO, such SAR is subject to the same transferability restrictions as the ISO. The material terms of each award will be set forth in a written award agreement between the participant and U.S. TopCo. Stock Options and SARs The administrator is authorized to grant stock options (including ISOs, which may only be granted to employees of U.S. TopCo or its subsidiary corporations) and SARs. A stock option allows a participant to purchase a specified number of U.S. TopCo Subordinate Voting Shares at a predetermined exercise price during a fixed period measured from the date of grant. A SAR entitles the participant to receive the excess of the fair market value of a specified number of shares on the date of exercise over a predetermined base price per share. The exercise price of a stock option or SAR may not be less than the fair market value of a U.S. TopCo Subordinate Voting Share on the grant date. The term of each option or SAR may not exceed 10 years. If the expiration date of a non-qualified option falls within a blackout period or within nine business days following the expiration of a blackout period, the expiration date is automatically extended to the tenth business day after the end of the blackout period (but not beyond the original 10-year term). Options may be exercised by payment of the exercise price through one or more of the following means: cash or cash equivalents, delivery of previously-acquired U.S. TopCo Subordinate Voting Shares, withholding of U.S. TopCo Subordinate Voting Shares from the option, broker-assisted market sales, or any other "cashless exercise" arrangement, as determined by the administrator. Restricted Stock The administrator may award restricted stock consisting of U.S. TopCo Subordinate Voting Shares which remain subject to a risk of forfeiture and may not be disposed of by participants until certain restrictions established by the administrator lapse. The vesting conditions may be service-based (requiring continuous service for a specified period), performance-based (requiring achievement of specified performance objectives), or both. A participant receiving restricted stock generally has the rights of a Shareholder, including the right to vote the shares and receive dividends, except as otherwise provided in the applicable award agreement. Cash dividends on restricted stock granted as a performance award are held by U.S. TopCo and made subject to forfeiture until achievement of the applicable performance goals. Restricted Stock Units The administrator may grant restricted stock unit awards. A restricted stock unit represents a contractual obligation by U.S. TopCo to deliver a number of U.S. TopCo Subordinate Voting Shares, an amount in cash equal to the fair market value of the specified number of shares, or a combination of both, upon lapse of a specified forfeiture condition (such as completion of a specified period of service or achievement of specified performance objectives). If the service condition and/or specified performance objectives are not satisfied during the restriction period, the award will lapse without the issuance of shares. Restricted stock units carry no voting or other rights associated with stock ownership until the shares underlying the award are delivered in settlement. Performance Shares and Performance Units

G-55 The administrator may grant performance shares and performance units, which entitle a participant to shares or cash conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the administrator. Performance shares refer to U.S. TopCo Subordinate Voting Shares or units expressed in terms of U.S. TopCo Subordinate Voting Shares, the issuance, vesting or payment of which is contingent on performance as measured against performance objectives over a specified performance period. Performance units refer to dollar- denominated units, the value, vesting or payment of which is similarly contingent on performance. Performance objectives may include minimum, maximum and target levels of performance, and may be based on any of a broad range of performance metrics, including earnings, return, cash flow, stock price, strategic and individual performance criteria. Dividend Equivalents The administrator is authorized to grant dividend equivalents, which provide a participant the right to receive payment equal to the dividends paid on a specified number of U.S. TopCo Subordinate Voting Shares. Dividend equivalents may be paid directly to participants or may be deferred for later delivery under the U.S. Incentive Plan. If deferred, such dividend equivalents may be credited to an account for the participant, including the reinvestment of such credited amounts in U.S. TopCo Subordinate Voting Share equivalents, to be paid on a deferred basis. Dividend equivalents payable on awards that are performance awards are accrued and made subject to forfeiture until achievement of the applicable performance goals. Other Stock-Based Awards The U.S. Incentive Plan authorizes the administrator to grant awards that are valued in whole or in part by reference to, or otherwise based on, U.S. TopCo Subordinate Voting Shares, including without limitation dividend equivalents. The administrator determines the terms and conditions of such awards. Exercise Price The exercise price per share of a stock option or the base price per share of a SAR may not be less than the fair market value of one U.S. TopCo Subordinate Voting Share on the date of grant. In the case of an ISO granted to a participant who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of U.S. TopCo, the exercise price must be at least 110% of the fair market value on the date of grant. Vesting The administrator will determine the vesting schedule applicable to each award. Each award is subject to a minimum restriction period of 12 months from the date of grant. The administrator does not have discretionary authority to waive this minimum restriction period except in the case of death, disability, retirement, termination of employment subject to a release of claims, or a change in control. Notwithstanding the foregoing, the minimum restriction period does not apply to (A) up to 10% of the aggregate Share Pool as of the effective date (in the form of full value awards), (B) awards granted in lieu of cash compensation foregone at the election of an eligible individual, or (C) substitute awards. Awards to non-employee directors granted on or about the annual Shareholders' meeting may vest at the next annual Shareholders' meeting even if such period is less than one year. Repricing Prohibition Except in connection with a corporate transaction involving U.S. TopCo (including any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of options and SARs granted under the U.S. Incentive Plan may not be amended, after the date of grant, to reduce the exercise price. Nor may outstanding options or SARs be cancelled in exchange for (i) cash, (ii) options or SARs with an exercise or base price that is less than the exercise or base price of the original outstanding options or SARs, or (iii) other awards, unless such action is approved by U.S. TopCo's Shareholders. Transferability of Awards Except as otherwise determined by the administrator, and in any event in the case of an ISO or a tandem SAR granted with respect to an ISO, no award granted under the U.S. Incentive Plan is transferable by a participant other than by will or the laws of descent and distribution. The administrator may not permit any transfer of an award for value except to the Company or in connection with a change in control. An award may be exercised during the lifetime of the

G-56 participant only by the participant or, during the period the participant is under a legal disability, by the participant's guardian or legal representative, unless otherwise determined by the administrator. The administrator may, but need not, permit an award (other than an ISO or a tandem SAR) to be transferred to a participant's family member as a gift or pursuant to a domestic relations order. "Family Member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, in-law, any person sharing the participant's household (other than a tenant or employee), and certain trusts, foundations and entities controlled by these persons or the participant. Change in Control In the event of a change in control of U.S. TopCo, outstanding awards will terminate upon the effective time of the change in control unless provision is made in connection with the transaction for the continuation or assumption of such awards by, or for the issuance of substitute awards of, the surviving or successor entity or a parent thereof. Solely with respect to awards that will terminate as a result of a change in control and except as otherwise provided in the applicable award agreement: (i) outstanding stock options and SARs will become fully exercisable immediately before the effective time of the change in control; (ii) outstanding restricted stock with solely time-based vesting will become fully vested and free of all restrictions; (iii) outstanding restricted stock subject to performance objectives will become vested as if the applicable performance objective had been achieved at the target level; (iv) outstanding RSUs, performance shares and performance units with solely time-based vesting will become fully earned and vested and settled promptly; and (v) outstanding RSUs, performance shares and performance units subject to performance objectives will vest and be earned at the target level and be settled promptly. A "Change in Control" is defined to include: (a) a change in ownership of U.S. TopCo (any person acquiring more than 50% of the total fair market value or total voting power of U.S. TopCo's stock); (b) a change in effective control of U.S. TopCo (a majority of the Board replaced during any 12-month period by directors not endorsed by a majority of the incumbent Board, or any person acquiring 50% or more of the total voting power during a 12-month period); or (c) a change in the ownership of a substantial portion of U.S. TopCo's assets (any person acquiring assets with a gross fair market value of 50% or more of U.S. TopCo's total assets during a 12-month period). The definition is construed in accordance with Section 409A of the Internal Revenue Code. Adjustments In the event of a corporate event (such as a merger, consolidation, stock rights offering or statutory share exchange) or a share change (such as a stock dividend, stock split, reverse stock split, reorganization, extraordinary dividend, share combination or recapitalization), the administrator will make equitable and appropriate substitutions or proportionate adjustments to (i) the aggregate number and kind of shares on which awards may be granted, (ii) the maximum number of shares with respect to which awards may be granted to any individual in any calendar year, (iii) the maximum number of shares issuable pursuant to ISOs, (iv) the number of shares covered by each outstanding award and the exercise or base price, and (v) all other numerical limitations relating to awards. No adjustment will reduce the exercise price of an option or SAR below the par value of a U.S. TopCo Subordinate Voting Share. Amendment and Termination of the U.S. Incentive Plan The Board or the Compensation Committee may, without Shareholder approval, amend, alter or discontinue the U.S. Incentive Plan, but no amendment, alteration or discontinuation may materially impair the rights of a participant with respect to a previously granted award without such participant's consent, except as necessary to comply with applicable law or exchange listing requirements or to prevent adverse tax or accounting consequences. Notwithstanding the foregoing, Shareholder approval is required for any amendment that would (A) materially increase the benefits accruing to participants, (B) materially increase the number of shares issuable under the U.S. Incentive Plan or to a participant, (C) materially expand the eligibility for participation, (D) eliminate or modify the prohibition on repricing of stock options and SARs, (E) lengthen the maximum term or lower the minimum exercise or base price for stock options and SARs, or (F) modify the prohibition on reload or replenishment options. Duration The U.S. Incentive Plan will remain in effect until the earliest of (i) the date as of which all awards granted under the U.S. Incentive Plan have been satisfied in full or terminated and no U.S. TopCo Subordinate Voting Shares approved for issuance under the U.S. Incentive Plan remain available to be granted under new awards, or (ii) the tenth

G-57 anniversary of the effective date of the most recent Shareholder-approved amendment to the share reserve provision of the U.S. Incentive Plan. No awards may be granted under the U.S. Incentive Plan after its termination date, but awards outstanding on the termination date will remain in effect in accordance with their terms. Federal Income Tax Consequences The following discussion regarding federal income tax consequences is intended for the general information of Shareholders. Alternative minimum tax and state and local income taxes are not discussed, and may vary depending on individual circumstances and from locality to locality. Section 162(m) of the Code. Subject to certain limited exemptions, Section 162(m) of the Internal Revenue Code denies an income tax deduction to any publicly held corporation for compensation paid to a "covered employee" to the extent such compensation in any taxable year exceeds $1 million. It is the Company's policy to take into account the implications of Section 162(m) among all other factors reviewed in making compensation decisions. However, the administrator, while considering tax deductibility as one factor in determining compensation under the U.S. Incentive Plan, will not limit compensation to those levels or types of compensation that will be deductible if it determines that an award is consistent with its philosophy and is in the Company's and the Shareholders' best interests. Accordingly, some portion of the compensation paid to a Company executive under the U.S. Incentive Plan may not be tax deductible by the Company under Section 162(m). Section 409A of the Code. It is the intention of U.S. TopCo that any award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Internal Revenue Code shall comply in all respects with the requirements of Section 409A to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A. If a deferred amount is required to be included in income under Section 409A, the amount will be subject to income tax at regular income tax rates plus an additional 20% tax, as well as potential premium interest tax. Neither U.S. TopCo nor any of its subsidiaries nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any participant under Section 409A. Canadian Exchange Limitations For so long as U.S. TopCo Subordinate Voting Shares are listed on the Canadian Stock Exchange or any other Canadian exchange and subject to the aggregate limit and adjustment provisions of the U.S. Incentive Plan, the following additional limitations apply: (A) awards representing no more than 5% of the issued and outstanding U.S. TopCo Subordinate Voting Shares may be issuable to any one participant at the time of the adoption of the U.S. Incentive Plan, and (B) the number of U.S. TopCo Subordinate Voting Shares subject to awards granted within any one-year period may not exceed 10% of the issued and outstanding U.S. TopCo Subordinate Voting Shares.

G-58 SCHEDULE 5 U.S. INCENTIVE PLAN CRESCO LABS, INC. 2026 OMNIBUS EQUITY INCENTIVE PLAN TABLE OF CONTENTS 1. HISTORY; EFFECTIVE DATE. ........................................................................................................................................................... G-59 2. PURPOSE. ............................................................................................................................................................................................... G-59 3. DEFINITIONS. ....................................................................................................................................................................................... G-59 4. ADMINISTRATION. .............................................................................................................................................................................. G-66 5. SHARES. .................................................................................................................................................................................................. G-68 6. PARTICIPATION. .................................................................................................................................................................................. G-70 7. AWARDS. ................................................................................................................................................................................................ G-70 8. WITHHOLDING OF TAXES. ............................................................................................................................................................... G-78 9. TRANSFERABILITY OF AWARDS. ................................................................................................................................................... G-79 10. ADJUSTMENTS FOR CORPORATE TRANSACTIONS AND OTHER EVENTS. ................................................................... G-80 11. CHANGE IN CONTROL PROVISIONS. ........................................................................................................................................ G-81 12. SUBSTITUTION OF AWARDS IN MERGERS AND ACQUISITIONS. ..................................................................................... G-83 13. COMPLIANCE WITH SECURITIES LAWS; LISTING AND REGISTRATION. .................................................................... G-83 14. SECTION 409A COMPLIANCE. ..................................................................................................................................................... G-84 15. PLAN DURATION; AMENDMENT AND DISCONTINUANCE. ................................................................................................ G-85 16. GENERAL PROVISIONS. ................................................................................................................................................................ G-86

G-59 CRESCO LABS, INC. 2026 OMNIBUS EQUITY INCENTIVE PLAN 1. History; Effective Date. Cresco Labs, Inc., a Delaware corporation ("Cresco"), hereby establishes the Cresco Labs, Inc. 2026 Omnibus Equity Incentive Plan, as set forth herein, and as the same may be amended from time to time (the "Plan"). The Plan was adopted by the Board on ________, 2026, approved by shareholders of Cresco on ______, 2026, and shall become effective upon the filing of a certification of domestication by Cresco with the Secretary of State of the State of Delaware (the "Effective Date") and shall remain in effect as provided in Section 15. 2. Purpose. The Purpose of the Plan is to: (a) promote the long-term financial interests and growth of the Company by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of the Company's business; (b) motivate management personnel by means of growth-related incentives to achieve long- range goals; and (c) further the alignment of interests of Participants with those of the stockholders of Cresco through opportunities for increased stock or stock-based ownership in Cresco. Toward these objectives, the Administrator may grant Awards to Eligible Individuals on the terms and subject to the conditions set forth in the Plan. 3. Definitions. Except as otherwise specifically provided in an Award Agreement, capitalized words and phrases used in the Plan or an Award Agreement shall have the following meanings: "Administrator" means the Compensation Committee, or such other committee(s) or officer(s) duly appointed by the Board or the Compensation Committee to administer the Plan or delegated limited authority to perform administrative actions under the Plan, and having such powers as shall be specified by the Board or the Compensation Committee; provided, however, that at any time the Board may serve as the Administrator in lieu of or in addition to the Compensation Committee or such other committee(s) or officer(s) to whom administrative authority has been delegated. With respect to any Award to which Section 16 of the Exchange Act applies, the Administrator shall consist of either the Board or a committee of the Board, which committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a "non-employee director" as defined in Rule 16b- 3 of the Exchange Act and an "independent director" to the extent required by the rules of the national securities exchange that is the principal trading market for the Common Shares; provided, that with respect to Awards made to a member of the Board who is not an employee of the Company, "Administrator"

G-60 means the Board. Any member of the Administrator who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Administrator to the extent required to comply with Rule 16b-3 of the Exchange Act. "Affiliate" means any entity, whether now or hereafter existing, which controls, is controlled by, or is under common control with, Cresco or any successor to Cresco. For this purpose, "control" (including the correlative meanings of the terms "controlled by" and "under common control with") shall mean ownership, directly or indirectly, of 50% or more of the total combined voting power of all classes of voting securities issued by such entity, or the possession, directly or indirectly, of the power to direct the management and policies of such entity, by contract or otherwise. "Award" means any stock option, stock appreciation right, Common Share, Stock Award, Restricted Stock Unit, Performance Share, Performance Unit, and/or Other Stock-Based Award, granted under this Plan. "Award Agreement" means the written document(s), including an electronic writing acceptable to the Administrator, and any notice, addendum or supplement thereto, memorializing the terms and conditions of an Award granted pursuant to the Plan and which shall incorporate the terms of the Plan. "Board" means the Board of Directors of Cresco. "Business Day" means a day on which the principal Exchange on which Cresco's Common Shares are traded is open for business. "Change in Control" means the first of the following to occur: (i) a Change in Ownership of Cresco, (ii) a Change in Effective Control of Cresco, or (iii) a Change in the Ownership of Assets of Cresco, as described herein and construed in accordance with Code section 409A. (a) A "Change in Ownership of Cresco" shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire, ownership of the capital stock of Cresco that, together with the stock held by such Person or Group, constitutes more than 50% of the total fair market value or total voting power of the capital stock of Cresco. However, if any one Person is, or Persons Acting as a Group are, considered to own more than 50%, on a fully diluted basis, of the total fair market value or total voting power of the capital stock of Cresco, the acquisition of additional stock by the same Person or Persons Acting as a Group is not considered to cause a Change in Ownership of Cresco or to cause a Change in Effective Control of Cresco (as described below). An increase in the percentage of capital stock owned by any one Person, or Persons Acting as a Group, as a result of a transaction in which Cresco acquires its stock in exchange for property will be treated as an acquisition of stock. (b) A "Change in Effective Control of Cresco" shall occur on the date either (A) a majority of members of Cresco's Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of Cresco's Board before the date of the appointment or election, or (B) any one Person, or Persons Acting as a Group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) ownership of stock of Cresco possessing 50% or more of the total voting power of the stock of Cresco. (c) A "Change in the Ownership of Assets of Cresco" shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire (or has or have acquired during the 12-month period ending on the date of the most recent acquisition by such Person or

G-61 Persons), assets from Cresco that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of Cresco immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of Cresco, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. The following rules of construction apply in interpreting the definition of Change in Control: (i) A "Person" means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by Cresco and by entities controlled by Cresco or an underwriter, initial purchaser or placement agent temporarily holding the capital stock of Cresco pursuant to a registered public offering. (ii) Persons will be considered to be Persons Acting as a Group (or Group) if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the corporation. If a Person owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a Group with other shareholders only with respect to the ownership in that corporation before the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Persons will not be considered to be acting as a Group solely because they purchase assets of the same corporation at the same time or purchase or own stock of the same corporation at the same time, or as a result of the same public offering. (iii) A Change in Control shall not include a transfer to a related person as described in Code section 409A or a public offering of capital stock of Cresco. (iv) For purposes of the definition of Change in Control, Section 318(a) of the Code applies to determine stock ownership. Stock underlying a vested option is considered owned by the individual who holds the vested option (and the stock underlying an unvested option is not considered owned by the individual who holds the unvested option). For purposes of the preceding sentence, however, if a vested option is exercisable for stock that is not substantially vested (as defined by Treasury Regulation §1.83-3(b) and (j)), the stock underlying the option is not treated as owned by the individual who holds the option. "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section, regulations and guidance. "Common Shares" means shares of Class A subordinate voting common stock of Cresco, par value $0.0001 per share, and any capital securities into which they are converted. "Company" means Cresco and its Subsidiaries, except where the context otherwise requires. For the avoidance of doubt, for purposes of determining whether a Change in Control has occurred, Company shall mean only Cresco.

G-62 "Compensation Committee" means the Compensation Committee of the Board. "Cresco" has the meaning set forth in Section 1 of the Plan. "Dividend Equivalent" means a right, granted to a Participant, to receive cash, Common Shares, stock Units or other property equal in value to dividends paid with respect to a specified number of Common Shares. "Effective Date" has the meaning set forth in Section 1. "Eligible Individuals" means (i) officers and employees of Cresco or any of its Subsidiaries, (ii) members of the Board, and (iii) other individuals, including non-employee directors and consultants, who are natural persons providing bona fide services to or for, Cresco or any of its Subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Cresco's securities. "Exchange" means the Canadian Stock Exchange, any market of the Nasdaq Stock Market, any market of the New York Stock Exchange, or any such exchange in Canada or the United States on which Common Shares are listed and posted for trading. "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to any specific section of the Exchange Act shall be deemed to include such regulations and guidance issued thereunder, as well as any successor section, regulations and guidance. "Fair Market Value" means, on a per share basis as of any date, unless otherwise determined by the Administrator: (a) if the principal market for the Common Shares (as determined by the Administrator if the Common Shares are listed or admitted to trading on more than one exchange or market) is a national securities exchange or an established securities market, the official closing price per Common Share for the regular market session on that date on the principal exchange or market on which the Common Shares are then listed or admitted to trading or, if no sale is reported for that date, on the last preceding day on which a sale was reported, all as reported by such source as the Administrator may select; (b) if the principal market for the Common Shares is not a national securities exchange or an established securities market, but the Common Shares are quoted by a national quotation system, the average of the highest bid and lowest asked prices for the Common Shares on that date as reported on a national quotation system or, if no prices are reported for that date, on the last preceding day on which prices were reported, all as reported by such source as the Administrator may select; or (c) if the Common Shares are neither listed or admitted to trading on a national securities exchange or an established securities market, nor quoted by a national quotation system, the value determined by the Administrator in good faith by the reasonable application of a reasonable valuation method, which method may, but need not, include taking into account an appraisal of the fair market value of the Common Shares conducted by a nationally recognized appraisal firm selected by the Administrator. Notwithstanding the preceding, for foreign, federal, state and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by

G-63 the Administrator in accordance with uniform and non-discriminatory standards adopted by it from time to time. "Full Value Award" means an Award that results in Cresco transferring the full value of a Common Share under the Award, whether or not an actual share of stock is issued. Full Value Awards shall include, but are not limited to, stock awards, stock units, Performance Shares, Performance Units that are payable in Common Shares, and Other Stock-Based Awards for which Cresco transfers the full value of a Common Share under the Award, but shall not include Dividend Equivalents. "Incentive Stock Option" means any stock option that is designated, in the applicable Award Agreement or the resolutions of the Administrator under which the stock option is granted, as an "incentive stock option" within the meaning of Section 422 of the Code and otherwise meets the requirements to be an "incentive stock option" set forth in Section 422 of the Code. "Non-qualified Option" means any stock option that is not an Incentive Stock Option. "Other Stock-Based Award" means an Award of Common Shares or any other Award that is valued in whole or in part by reference to, or is otherwise based upon, Common Shares, including without limitation, Dividend Equivalents. "Participant" means an Eligible Individual to whom one or more Awards are or have been granted pursuant to the Plan and have not been fully settled or cancelled and, following the death of any such person, his successors, heirs, executors and administrators, as the case may be. "Performance Award" means an Award, the grant, vesting, lapse of restrictions or settlement of which is conditioned upon the achievement of Performance Objectives over a specified Performance Period and includes, without limitation, Performance Shares and Performance Units. "Performance Objective" means those objectives established by the Administrator based on Performance Metrics or other performance criteria selected by the Administrator. "Performance Period" means that period established by the Administrator during which any Performance Objective specified by the Administrator with respect to such Award are to be measured. "Performance Metrics" means criteria established by the Administrator relating to any of the following, as it may apply to an individual, one or more business units, divisions, or Affiliates, or on a company-wide basis, and in absolute terms, relative to a base period, or relative to the performance of one or more comparable companies, peer groups, or an index covering multiple companies: (a) Earnings or Profitability Metrics: any derivative of revenue; earnings/loss (gross, operating, net, or adjusted); earnings/loss before interest and taxes ("EBIT"); earnings/loss before interest, taxes, depreciation and amortization ("EBITDA"); profit margins; operating margins; expense levels or ratios; provided that any of the foregoing metrics may be adjusted to eliminate the effect of any one or more of the following: interest expense, asset impairments or investment losses, early extinguishment of debt or stock-based compensation expense; (b) Return Metrics: any derivative of return on investment, assets, equity or capital (total or invested);

G-64 (c) Investment Metrics: relative risk-adjusted investment performance; investment performance of assets under management; (d) Cash Flow Metrics: any derivative of operating cash flow; cash flow sufficient to achieve financial ratios or a specified cash balance; free cash flow; cash flow return on capital; net cash provided by operating activities; cash flow per share; working capital; (e) Liquidity Metrics: any derivative of debt leverage (including debt to capital, net debt-to- capital, debt-to-EBITDA or other liquidity ratios); (f) Stock Price and Equity Metrics: any derivative of return on stockholders' equity; total stockholder return; stock price; stock price appreciation; market capitalization; earnings/loss per share (basic or diluted) (before or after taxes); (g) Strategic Metrics: product research and development; completion of an identified special project; clinical trials; regulatory filings or approvals; patent application or issuance; manufacturing or process development; sales or net sales; market share; market penetration; economic value added; customer service; customer satisfaction; inventory control; balance of cash, cash equivalents and marketable securities; growth in assets; key hires; employee satisfaction; employee retention; business expansion; acquisitions, divestitures, joint ventures or financing; legal compliance or safety and risk reduction; (h) Any personal performance objective as determined by the Administrator; and/or (i) Any other business or economic criteria determined in advance and in writing by the Administrator. "Performance Shares" means a grant of stock or stock Units the issuance, vesting or payment of which is contingent on performance as measured against Performance Objectives over a specified Performance Period. "Performance Units" means a grant of dollar-denominated Units the value, vesting or payment of which is contingent on performance against Performance Objectives over a specified Performance Period. "Plan" means the Cresco Labs, Inc. 2026 Omnibus Equity Incentive Plan, as set forth herein and as it may be amended from time to time. "Restricted Stock" means an Award of Common Shares to a Participant that may be subject to certain transferability and other restrictions and to a risk of forfeiture (including by reason of not satisfying any applicable Performance Objective). "Restricted Stock Unit" means a right granted to a Participant to receive Common Shares or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of certain requirements (including the satisfaction of applicable Performance Objectives). "Restriction Period" means, with respect to Full Value Awards, the period commencing on the date of grant of such Award to which vesting or transferability and other restrictions and a risk of forfeiture apply and ending upon the expiration of the applicable vesting conditions, transferability and other restrictions and lapse of risk of forfeiture and/or the achievement of the applicable Performance Objective (it being understood that the Administrator may provide that vesting shall occur and/or restrictions shall lapse with respect to portions of the applicable Award during the Restriction Period in accordance with Section 7(b)).

G-65 "Subsidiary" means any corporation or other entity in an unbroken chain of corporations or other entities beginning with Cresco if each of the corporations or other entities, or group of commonly controlled corporations or other entities, other than the last corporation or other entity in the unbroken chain then owns stock or other equity interests possessing 50% or more of the total combined voting power of all classes of stock or other equity interests in one of the other corporations or other entities in such chain; provided, however, that solely for purposes of determining whether a Participant has a Termination of Service that is a "separation from service" within the meaning of Section 409A of the Code or whether an Eligible Individual is eligible to be granted an Award that in the hands of such Eligible Individual would constitute a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, a "Subsidiary" of a corporation or other entity means all other entities with which such corporation or other entity would be considered a single employer under Sections 414(b) or 414(c) of the Code. "Tax Withholding Obligation" means any federal, state, province, local or foreign (non-United States) income, employment or other tax or social insurance contribution required by applicable law to be withheld in respect of Awards. "Termination of Service" means the termination of the Participant's employment or consultancy with, or performance of services for, Cresco and its Subsidiaries. Temporary absences from employment because of illness, vacation or leave of absence and transfers among Cresco and its Subsidiaries shall not be considered Terminations of Service. With respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, "Termination of Service" shall mean a "separation from service" as defined under Section 409A of the Code to the extent required by Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code. A Participant has a separation from service within the meaning of Section 409A of the Code if the Participant terminates employment with Cresco and all Subsidiaries for any reason. A Participant will generally be treated as having terminated employment with Cresco and all Subsidiaries as of a certain date if the Participant and the entity that employs the Participant reasonably anticipate that the Participant will perform no further services for Cresco or any Subsidiary after such date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) will permanently decrease to no more than 20 percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Participant has been providing services for fewer than 36 months); provided, however, that the employment relationship is treated as continuing while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of leave does not exceed six months or, if longer, so long as the Participant retains the right to reemployment with Cresco or any Subsidiary. "Total and Permanent Disability" means, with respect to a Participant, except as otherwise provided in the relevant Award Agreement, that a Participant is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last until the Participant's death or result in death, or (ii) determined to be totally disabled by the Social Security Administration or other governmental or quasi-governmental body that administers a comparable social insurance program outside of the United States in which the Participant participates and which conditions the right to receive benefits under such program on the Participant being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to last until the Participant's death or result in death. The Administrator shall have sole authority to determine whether a Participant has suffered a Total and Permanent Disability and may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition. Notwithstanding the foregoing, with respect to any stock option designated as an Incentive Stock Option, "Total and Permanent Disability" shall have the meaning set forth in Section 22(e)(3) of the Code.

G-66 "Unit" means a bookkeeping entry used by Cresco to record and account for the grant of the following types of Awards until such time as the Award is paid, cancelled, forfeited or terminated, as the case may be: deferred Common Shares, Restricted Stock Units, Performance Units, and Performance Shares that are expressed in terms of units of Common Shares. 4. Administration. (a) Administration of the Plan. The Plan shall be administered by the Administrator. (b) Powers of the Administrator. The Administrator shall, except as otherwise provided under the Plan, have full authority, in its sole and absolute discretion, to grant Awards pursuant to the terms of the Plan to Eligible Individuals and to take all other actions necessary or desirable to carry out the purpose and intent of the Plan. Among other things, the Administrator shall have the authority, in its sole and absolute discretion, subject to the terms and conditions of the Plan to: (i) determine the Eligible Individuals to whom, and the time or times at which, Awards shall be granted; (ii) determine the types of Awards to be granted any Eligible Individual; (iii) determine the number of Common Shares to be covered by or used for reference purposes for each Award or the value to be transferred pursuant to any Award; (iv) determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (A) the purchase price of any Common Shares, (B) the method of payment for shares purchased pursuant to any Award, (C) the method for satisfying any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of Common Shares, (D) subject to Section 5(f) and 7(b), the timing, terms and conditions of the exercisability, vesting or payout of any Award or any shares acquired pursuant thereto, (E) the Performance Objective applicable to any Award and the extent to which such Performance Objective has been attained, (F) the time of the expiration of any Award, (G) the effect of the Participant's Termination of Service on any of the foregoing, and (H) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto as the Administrator shall consider to be appropriate and not inconsistent with the terms of the Plan; (v) subject to Sections 7(f), 10(c) and 15, modify, amend or adjust the terms and conditions of any Award; (vi) subject to Section 7(b), accelerate or otherwise change the time at or during which an Award may be exercised or becomes payable and waive or accelerate the lapse, in whole or in part, of any restriction, condition or risk of forfeiture with respect to such Award; provided, however, that, except in connection with death, disability or a Change in Control, no such change, waiver or acceleration shall be made to any Award that is considered "deferred compensation" within the meaning of Section 409A of the Code if the effect of such action is inconsistent with Section 409A of the Code;

G-67 (vii) determine whether an Award will be paid or settled in cash, Common Shares, or in any combination thereof and whether, to what extent and under what circumstances cash or Common Shares payable with respect to an Award shall be deferred either automatically or at the election of the Participant; (viii) for any purpose, including but not limited to, qualifying for preferred or beneficial tax treatment, accommodating the customs or administrative challenges or otherwise complying with the tax, accounting or regulatory requirements of one or more jurisdictions, adopt, amend, modify, administer or terminate sub-plans, appendices, special provisions or supplements applicable to Awards regulated by the laws of a particular jurisdiction, which sub-plans, appendices, supplements and special provisions may take precedence over other provisions of the Plan, and prescribe, amend and/or rescind rules and regulations relating to such sub-plans, supplements and/or special provisions; (ix) establish any "blackout" period, during which transactions affecting Awards may not be effected, that the Administrator in its sole discretion deems necessary or advisable; (x) determine the Fair Market Value of Common Shares or other property for any purpose under the Plan or any Award; (xi) administer, construe and interpret the Plan, Award Agreements and all other documents relevant to the Plan and Awards issued thereunder, and decide all other matters to be determined in connection with an Award; (xii) establish, amend, rescind and interpret such administrative rules, regulations, agreements, guidelines, instruments and practices for the administration of the Plan and for the conduct of its business as the Administrator deems necessary or advisable; (xiii) correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent the Administrator shall consider it desirable to carry it into effect; and (xiv) specify that vesting conditions in respect of Awards shall not extend beyond applicable limitations such that the Award complies at all times with the exception in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada), or any comparable provision of the Code or comparable legislation of any other jurisdiction; and (xv) otherwise administer the Plan and all Awards granted under the Plan. (c) Delegation of Administrative Authority. The Administrator may designate officers or employees of the Company to assist the Administrator in the administration of the Plan and, to the extent permitted by applicable law and stock exchange rules, the Administrator may delegate to officers or other employees of the Company any of the Administrator's duties and powers under the Plan, subject to such conditions and limitations as the Administrator shall prescribe, including without limitation the authority to execute agreements or other documents on behalf of the Administrator; provided, however, that such delegation of authority shall not extend to the granting of, or exercise of discretion

G-68 with respect to, Awards to Eligible Individuals who are officers under Section 16 of the Exchange Act. (d) Non-Uniform Determinations. The Administrator's determinations under the Plan (including without limitation, determinations of the persons to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the Award Agreements evidencing such Awards, and the ramifications of a Change in Control upon outstanding Awards) need not be uniform and may be made by the Administrator selectively among Awards or persons who receive, or are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated. (e) Limited Liability; Advisors. To the maximum extent permitted by law, no member of the Administrator shall be liable for any action taken or decision made in good faith relating to the Plan or any Award thereunder. The Administrator may employ counsel, consultants, accountants, appraisers, brokers or other persons. The Administrator, Cresco, and the officers and directors of Cresco shall be entitled to rely upon the advice, opinions or valuations of any such persons. (f) Indemnification. To the maximum extent permitted by law, by Cresco's certificate of incorporation, bylaws and other organizational documents, and by any directors' and officers' liability insurance coverage which may be in effect from time to time, the members of the Administrator and any agent or delegate of the Administrator who is a director, officer or employee of Cresco or an Affiliate shall be indemnified by Cresco against any and all liabilities and expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan. (g) Effect of Administrator's Decision. All actions taken and determinations made by the Administrator on all matters relating to the Plan or any Award pursuant to the powers vested in it hereunder shall be in the Administrator's sole and absolute discretion, unless in contravention of any express term of the Plan, including, without limitation, any determination involving the appropriateness or equitableness of any action. All determinations made by the Administrator shall be conclusive, final and binding on all parties concerned, including Cresco, its stockholders, any Participants and any other employee, consultant, or director of Cresco and its Subsidiaries, and their respective successors in interest. No member of the Administrator, nor any director, officer, employee or representative of Cresco shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards. 5. Shares. (a) Number of Shares Available for Awards. Subject to adjustment as provided in Section 5(b), the maximum number of Common Shares hereby reserved for delivery under the Plan shall be: (i) 75,000,000 Common Shares, plus (ii) an annual increase to be added as of the first day of the Company's fiscal year, equal to 5 percent (5%) of the total number of Common Shares issued and outstanding as of the end of the Company's immediately preceding fiscal year (or such lesser number of Common Shares, including no Common Shares, determined by the Board in its sole discretion); provided, however, that the aggregate number of Common Shares available for issuance pursuant to this Section 5(a) shall not exceed a total of 200,000,000 Common Shares (the "Share Pool"). Subject to applicable law, the requirements of the Exchange and any stockholder or other approval

G-69 which may be required, the Administrator may in its discretion amend the Plan to increase such limit without notice to any Participants. (b) Adjustments. On and after the Effective Date, the Share Pool shall be adjusted, in addition to any adjustments to be made pursuant to Section 10 of the Plan, as follows: (i) The Share Pool shall be reduced, on the date of grant, by one share for each stock option or stock appreciation right granted under the Plan and by one share for each other Award (other than cash denominated Units) granted under the Plan; provided that Awards that are valued by reference to Common Shares but are required to be paid in cash pursuant to their terms shall not reduce the Share Pool, and further provided that, Awards denominated in cash that are paid in Common Shares shall cause the Share Pool to be reduced by one share for each Common Share issued as of the date of such issuance; (ii) If and to the extent options or stock appreciation rights originating from the Share Pool terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any other Awards are forfeited, the Common Shares subject to such Awards shall again be available for Awards under the Share Pool, and shall increase the Share Pool by one share for each stock option or stock appreciation right and one share for each other Award issued in connection with such Award or by which the Award is valued by reference; (iii) Notwithstanding the foregoing, the following Common Shares shall not become available for issuance under the Plan: (A) shares tendered by Participants, or withheld by the Company, as full or partial payment to the Company upon the exercise of stock options granted under the Plan, until such Shares are cancelled; (B) shares reserved for issuance upon the grant of stock appreciation rights, to the extent the number of reserved shares exceeds the number of shares actually issued upon the exercise of the stock appreciation rights; and (C) shares withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the lapse of restrictions on stock awards or the exercise of stock options or stock appreciation rights granted under the Plan, until such Shares are cancelled. (iv) Awards granted pursuant to Section 12, subject to the provisions thereof, shall not reduce the Share Pool. (c) ISO Limit. Subject to adjustment pursuant to Section 10 of the Plan, the maximum number of Common Shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be 75,000,000. (d) Source of Shares. The Common Shares with respect to which Awards may be made under the Plan shall be shares authorized by Cresco for issuance but unissued, or issued and reacquired, including without limitation shares purchased in the open market or in private transactions. (e) Stock Exchange Limits. (i) The number of Common Shares subject to Awards granted to any one Participant shall be determined by the Board, but no one Participant shall be granted Awards

G-70 which exceed, in aggregate, the maximum number permitted by the Exchange, if applicable. (ii) For so long as Cresco's Common Shares are listed on the Canadian Stock Exchange or any other Canadian Exchange and subject to the aggregate limit and adjustment provisions in Section 5 of this Plan, the aggregate number of Common Shares that may be issued pursuant to the exercise of Awards under the Plan and all other security-based compensation arrangements of the Company are subject to the following additional limitations: (A) in the aggregate, Awards representing no more than 5% of the issued and outstanding Common Shares may be issuable to any one Participant at the time of the adoption of this Plan; and (B) the number of Common Shares subject to Awards granted within any one year period cannot exceed 10% of the issued and outstanding Common Shares. (f) Assumed Awards from Prior Plan. (i) Upon the Effective Date, any outstanding awards granted under the Amended and Restated Cresco Labs Inc. 2018 Long-Term Incentive Plan, as amended (the "Prior Plan"), as adjusted for the exchange ratio established pursuant to the Plan of Arrangement under the Business Corporations Act (British Columbia) providing for the domestication of Cresco in the State of Delaware (the "Redomicile Plan of Arrangement") and assumed by Cresco in connection with such domestication shall be treated as Awards granted under this Plan for all purposes, and each such assumed award shall entitle the holder to receive or acquire Common Shares on the terms set forth in the applicable award agreement, as adjusted pursuant to the Redomicile Plan of Arrangement. (ii) The Common Shares subject to such assumed Awards shall count against and reduce the Share Pool in accordance with Section 5(b). (iii) Any shares that were reserved but unissued under the Prior Plan as of the Effective Date and are not subject to assumed Awards shall be retired and shall not be available for issuance under this Plan. 6. Participation. Participation in the Plan shall be open to all Eligible Individuals, as may be selected by the Administrator from time to time. 7. Awards. (a) Awards, In General. The Administrator, in its sole discretion, shall establish the terms of all Awards granted under the Plan consistent with the terms of the Plan. Awards may be granted individually or in tandem with other types of Awards, concurrently with or with respect to outstanding Awards. All Awards are subject to the terms and conditions of the Plan and as provided in the Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant

G-71 of such Award. Unless otherwise specified by the Administrator, in its sole discretion, or otherwise provided in the Award Agreement, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by Cresco and the Participant receiving the Award (including by electronic delivery and/or electronic signature). Unless the Administrator determines otherwise, any failure by the Participant to sign and return the Award Agreement within such period of time following the granting of the Award as the Administrator shall prescribe shall cause such Award to the Participant to be null and void. The Administrator may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares pursuant to the Plan. (b) Minimum Restriction Period. Except as provided below, each Award granted under the Plan shall be subject to a minimum Restriction Period of 12 months from the date of grant. Except as provided below, the Administrator shall not have discretionary authority to waive the minimum Restriction Period applicable to an Award, except in the case of death, disability, retirement, termination of employment subject to a release of claims, or a Change in Control. Notwithstanding the foregoing, the provisions of this Section 7(b) shall not apply and/or may be waived by the Administrator with respect to (A) up to the number of Full Value Awards that is equal to 10% of the aggregate Share Pool as of the Effective Date, (B) an Award that is granted in lieu of cash compensation foregone at the election of an Eligible Individual, (C) Substitute Awards, which in each case of (A) through (C) may have no Restriction Period or a Restriction Period which lapses in full prior to a Participant's completion of less than one (1) year of service following the grant date. Notwithstanding the foregoing, Awards to a member of the Board who is not a Company employee that are granted on or about the annual stockholders' meeting may vest at the next annual stockholders' meeting even if such period between the two meetings is less than one (1) year. (c) Stock Options. (i) Grants. A stock option means a right to purchase a specified number of Common Shares from Cresco at a specified price during a specified period of time. The Administrator may from time to time grant to Eligible Individuals Awards of Incentive Stock Options or Non-qualified Options; provided, however, that Awards of Incentive Stock Options shall be limited to employees of Cresco or of any current or hereafter existing "parent corporation" or "subsidiary corporation," as defined in Sections 424(e) and 424(f) of the Code, respectively, of Cresco, and any other Eligible Individuals who are eligible to receive Incentive Stock Options under the provisions of Section 422 of the Code. No stock option shall be an Incentive Stock Option unless so designated by the Administrator at the time of grant or in the applicable Award Agreement. (ii) Exercise. Stock options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that Awards of stock options may not have a term in excess of ten years' duration unless required otherwise by applicable law. The exercise price per share subject to a stock option granted under the Plan shall not be less than the Fair Market Value of one Common Share on the date of grant of the stock option, except as provided under applicable law (and, to the extent applicable, consistent with IRS Treas. Regulation Section 1.409A-1(b)(5)(iv)(A)) or with respect to stock options that are granted in substitution of similar types of awards of a company

G-72 acquired by Cresco or a Subsidiary or with which Cresco or a Subsidiary combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards. Should the expiration date of a stock option fall within a period during which the relevant Participant is prohibited from exercising a Non-qualified Option due to trading restrictions imposed by the Company pursuant to any policy of the Company respecting restrictions on trading that is in effect at that time (a "blackout period") or within nine (9) Business Days following the expiration of a blackout period, such expiration date of the Non- qualified Option shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the blackout period (but not beyond the first to occur of the original term of the option or the 10th anniversary of the original grant date of the option), such tenth Business Day to be considered the expiration date for such Non-qualified Option for all purposes under the Plan. The ten (10) Business Day period referred to in this paragraph may not be extended by the Board. (iii) Payment. The Administrator shall determine the methods by which the exercise price of a stock option may be paid, the form of payment, and the methods by which Common Shares shall be delivered or deemed to be delivered to Participants. Payment of the exercise price of a stock option shall be made in cash, provided that, as determined by the Administrator at or after the grant date, payment of the exercise price of a stock option may be made, in whole or in part, in the form of (i) cash or cash equivalents, (ii) delivery (by either actual delivery or attestation) of previously-acquired Common Shares based on the Fair Market Value of the Common Shares on the date the stock option is exercised, (iii) withholding of Common Shares from the stock option based on the Fair Market Value of the Common Shares on the date the stock option is exercised, (iv) broker- assisted market sales, or (v) any other "cashless exercise" arrangement. (iv) Termination of Service. Except as provided in the applicable Award Agreement or otherwise determined by the Administrator, to the extent stock options are not vested and exercisable, a Participant's stock options shall be forfeited upon his or her Termination of Service. (v) Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock options, provided they are not inconsistent with the Plan. (vi) Incentive Stock Option Requirements. The terms of any stock option granted under the Plan that is designated as an Incentive Stock Option shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the following requirements: (A) the exercise price per share of an Incentive Stock Option shall not be less than 100% of the Fair Market Value of one Common Share on the date of grant of the Incentive Stock Option (or 110% of the Fair Market Value of one Common Share in the case of an Incentive Stock Option granted to a Participant who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of Cresco

G-73 or any parent corporation or subsidiary corporation, as defined in Sections 424(e) and 424(f) of the Code, respectively); (B) an Incentive Stock Option shall not be exercisable more than ten (10) years after the date of grant (or five (5) years after the date of grant in the case of an Incentive Stock Option granted to a Participant who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of Cresco or any parent corporation or subsidiary corporation, as defined in Sections 424(e) and 424(f) of the Code, respectively); (C) to the extent an Incentive Stock Option is exercised more than three (3) months after the date on which the Participant ceases to be an employee of Cresco and all parent corporations and subsidiary corporations, as defined in Sections 424(e) and 424(f) of the Code, respectively (or more than twelve (12) months after such date in the case of a Participant whose cessation of employment is by reason of Total and Permanent Disability), such Incentive Stock Option shall cease to constitute an Incentive Stock Option and shall be treated as a Non-qualified Option; provided, however, that if the Participant dies during such three-month or twelve-month period, the Incentive Stock Option may be exercised (to the extent otherwise exercisable on the date of death) at any time within twelve (12) months following the Participant's death by the person or persons to whom such Participant's rights pass by will or the laws of descent and distribution and shall retain its status as an Incentive Stock Option; (D) to the extent that the aggregate Fair Market Value of Common Shares (determined as of the date of grant) with respect to which stock options designated as Incentive Stock Options (plus any other "incentive stock options" within the meaning of Section 422 of the Code granted to a Participant under all other plans of Cresco and any parent corporation or subsidiary corporation, as defined in Sections 424(e) and 424(f) of the Code, respectively) are exercisable for the first time by a Participant during any calendar year exceeds $100,000 (or such other amount as may be permitted under Section 422 of the Code), such excess stock options shall be treated as Non-qualified Options, with Incentive Stock Options taken into account in the order in which they were granted and the Fair Market Value of Common Shares determined as of the time of grant; and (E) if any Participant shall make any disposition of Common Shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Participant shall notify Cresco of such disposition within ten (10) days thereof. (d) Limitation on Reload Options. The Administrator shall not grant stock options under this Plan that contain a reload or replenishment feature pursuant to which a new stock option would be granted automatically upon receipt of delivery of Common Shares to Cresco in payment of the exercise price or any tax withholding obligation under any other stock option.

G-74 (e) Stock Appreciation Rights. (i) Grants. The Administrator may from time to time grant to Eligible Individuals Awards of stock appreciation rights. A stock appreciation right entitles the Participant to receive, subject to the provisions of the Plan and the Award Agreement, a payment having an aggregate value equal to the product of (i) the excess of (A) the Fair Market Value on the exercise date of one Common Share over (B) the base price per share specified in the Award Agreement, times (ii) the number of shares specified by the stock appreciation right, or portion thereof, which is exercised. The base price per share specified in the Award Agreement shall not be less than the Fair Market Value on the date of grant (or as otherwise determined by the Administrator and, to the extent applicable, consistent with IRS Treas. Regulation Section 1.409A-1(b)(5)(iv)(A)), or with respect to stock appreciation rights that are granted in substitution of similar types of awards of a company acquired by Cresco or a Subsidiary or with which Cresco or a Subsidiary combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) such base price as is necessary to preserve the intrinsic value of such awards. (ii) Exercise. Stock appreciation rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that stock appreciation rights granted under the Plan may not have a term in excess of ten years' duration unless required otherwise by applicable law. The applicable Award Agreement shall specify whether payment by Cresco of the amount receivable upon any exercise of a stock appreciation right is to be made in cash or Common Shares or a combination of both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or upon the exercise of the stock appreciation right. If upon the exercise of a stock appreciation right a Participant is to receive a portion of such payment in Common Shares, the number of shares shall be determined by dividing such portion by the Fair Market Value of a Common Share on the exercise date. No fractional shares shall be used for such payment and the Administrator shall determine whether cash shall be given in lieu of such fractional shares or whether such fractional shares shall be eliminated. (iii) Termination of Service. Except as provided in the applicable Award Agreement or otherwise determined by the Administrator, to the extent stock appreciation rights are not vested and exercisable, a Participant's stock appreciation rights shall be forfeited upon his or her Termination of Service. (iv) Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock appreciation rights, provided they are not inconsistent with the Plan. (f) Repricing. Notwithstanding anything herein to the contrary, except in connection with a corporate transaction involving Cresco (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of options and stock appreciation rights granted under the Plan may not be amended, after the date of grant, to reduce the exercise price of such options or stock appreciation rights, nor may

G-75 outstanding options or stock appreciation rights be canceled in exchange for (i) cash, (ii) options or stock appreciation rights with an exercise price or base price that is less than the exercise price or base price of the original outstanding options or stock appreciation rights, or (iii) other Awards, unless such action is approved by Cresco's stockholders. (g) Stock Awards. (i) Grants. The Administrator may from time to time grant to Eligible Individuals Awards of unrestricted Common Shares or Restricted Stock (collectively, "Stock Awards") on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as the Administrator shall determine, subject to the limitations set forth in Section 7(b). Stock Awards shall be evidenced in such manner as the Administrator may deem appropriate, including via book-entry registration. (ii) Vesting. Restricted Stock shall be subject to such vesting, restrictions on transferability and other restrictions, if any, and/or risk of forfeiture as the Administrator may impose at the date of grant or thereafter. The Restriction Period to which such vesting, restrictions and/or risk of forfeiture apply may lapse under such circumstances, including without limitation upon the attainment of any applicable Performance Objective, in such installments, or otherwise, as the Administrator may determine. Subject to the provisions of the Plan, the applicable Award Agreement and applicable law, during the Restriction Period, the Participant shall not be permitted to vote sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock. (iii) Rights of a Stockholder; Dividends. Except to the extent restricted under the Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder of Common Shares including, without limitation, the right to vote Restricted Stock upon the expiration of the Restriction Period. Subject to stockholder approval, cash dividends declared payable on Common Shares shall be paid, with respect to outstanding Restricted Stock, as determined by the Administrator, and shall be paid in cash or as unrestricted Common Shares having a Fair Market Value equal to the amount of such dividends or may be reinvested in additional shares of Restricted Stock as determined by the Administrator; provided, however, that dividends declared payable on Restricted Stock that is granted as a Performance Award shall be held by Cresco and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such shares of Restricted Stock. Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Common Shares or other property has been distributed. As soon as is practicable following the date on which restrictions on any shares of Restricted Stock lapse, Cresco shall deliver to the Participant the certificates for such shares or shall cause the shares to be registered in the Participant's name in book-entry form, in either case with the restrictions removed, provided that the Participant shall have complied with all conditions for delivery of such shares contained in the Award Agreement or otherwise reasonably required by Cresco.

G-76 (iv) Termination of Service. Except as provided in the applicable Award Agreement, upon Termination of Service during the applicable Restriction Period, Restricted Stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; provided that, subject to the limitations set forth in Section 7(b), the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock. (v) Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of Restricted Stock, provided they are not inconsistent with the Plan. (h) Stock Units. (i) Grants. The Administrator may from time to time grant to Eligible Individuals Awards of unrestricted Common Share Units or Restricted Stock Units on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as the Administrator shall determine, subject to the limitations set forth in Section 7(b). Restricted Stock Units represent a contractual obligation by Cresco to deliver a number of Common Shares, an amount in cash equal to the Fair Market Value of the specified number of shares subject to the Award, or a combination of Common Shares and cash, in accordance with the terms and conditions set forth in the Plan and any applicable Award Agreement. (ii) Vesting and Payment. Restricted Stock Units shall be subject to such vesting, risk of forfeiture and/or payment provisions as the Administrator may impose at the date of grant. The Restriction Period to which such vesting and/or risk of forfeiture apply may lapse under such circumstances, including without limitation upon the attainment of any applicable Performance Objective, in such installments, or otherwise, as the Administrator may determine. Common Shares, cash or a combination of Common Shares and cash, as applicable, payable in settlement of Restricted Stock Units shall be delivered to the Participant as soon as administratively practicable, but no later than 30 days, after the date on which payment is due under the terms of the Award Agreement provided that the Participant shall have complied with all conditions for delivery of such shares or payment contained in the Award Agreement or otherwise reasonably required by Cresco, or in accordance with an election of the Participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code. (iii) No Rights of a Stockholder; Dividend Equivalents. Until Common Shares are issued to the Participant in settlement of stock Units, the Participant shall not have any rights of a stockholder of Cresco with respect to the stock Units or the shares issuable thereunder. The Administrator may grant to the Participant the right to receive Dividend Equivalents on stock Units, on a current, reinvested and/or restricted basis, subject to such terms as the Administrator may determine provided, however, that Dividend Equivalents payable on stock Units that are granted as a Performance Award shall, rather than be paid on a current basis, be

G-77 accrued and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such stock Units. (iv) Termination of Service. Upon Termination of Service during the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Common Shares or cash to which such Restricted Stock Units relate, all Restricted Stock Units and any accrued but unpaid Dividend Equivalents with respect to such Restricted Stock Units that are then subject to deferral or restriction shall be forfeited; provided that, subject to the limitations set forth in Section 7(b), the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock Units. (v) Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock Units, provided they are not inconsistent with the Plan. (i) Performance Shares and Performance Units. (i) Grants. The Administrator may from time to time grant to Eligible Individuals Awards in the form of Performance Shares and Performance Units. Performance Shares, as that term is used in this Plan, shall refer to Common Shares or Units that are expressed in terms of Common Shares, the issuance, vesting, lapse of restrictions on or payment of which is contingent on performance as measured against Performance Objectives over a specified Performance Period. Performance Units, as that term is used in this Plan, shall refer to dollar-denominated Units established by the Administrator, the issuance, vesting, lapse of restrictions on or payment of which is contingent on performance as measured against Performance Objectives over a specified Performance Period. The applicable Award Agreement shall specify whether Performance Shares and Performance Units will be settled or paid in cash or Common Shares or a combination of both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or at the payment or settlement date. (ii) Performance Objectives. The Administrator shall, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an Award of Performance Shares or Performance Units upon (A) the attainment of one or more Performance Objectives during a Performance Period or (B) the attainment of Performance Objectives and the continued service of the Participant. The length of the Performance Period, the Performance Objective(s) to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Objective(s) have been attained shall be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance Objectives may include minimum, maximum and target levels of performance, with the size of the Award or payout of Performance Shares or Performance Units or the vesting or lapse of restrictions with respect thereto based on the level attained. An Award of Performance Shares or Performance Units shall be settled as and when the

G-78 Award vests or at a later time specified in the Award Agreement or in accordance with an election of the Participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code. (iii) Additional Terms and Conditions. The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of Performance Shares or Performance Units, provided they are not inconsistent with the Plan. (j) Other Stock-Based Awards. The Administrator may from time to time grant to Eligible Individuals Awards in the form of Other Stock-Based Awards. Other Stock-Based Awards in the form of Dividend Equivalents may be (A) awarded on a free-standing basis or in connection with another Award other than a stock option or stock appreciation right, (B) paid currently or credited to an account for the Participant, including the reinvestment of such credited amounts in Common Shares equivalents, to be paid on a deferred basis, and (C) settled in cash or Common Shares as determined by the Administrator; provided, however, that Dividend Equivalents payable on Other Stock-Based Awards that are granted as a Performance Award shall, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such Other Stock-Based Awards. Any such settlements, and any such crediting of Dividend Equivalents, may be subject to such conditions, restrictions and contingencies as the Administrator shall establish. (k) Awards to Participants Outside the United States. The Administrator may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause Cresco or a Subsidiary to be subject to) tax, legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable in order that any such Award shall conform to laws, regulations, and customs of the country or jurisdiction in which the Participant is then resident or primarily employed or to foster and promote achievement of the purposes of the Plan. (l) Limitation on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Common Shares with respect to dividends to Participants holding Awards of stock Units, shall only be permissible if sufficient shares are available under the Share Pool for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient shares are not available under the Share Pool for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of stock Units equal in number to the Common Shares that would have been obtained by such payment or reinvestment, the terms of which stock Units shall provide for settlement in cash and for Dividend Equivalent reinvestment in further stock Units on the terms contemplated by this Section 7(l). 8. Withholding of Taxes. Participants and holders of Awards shall pay to Cresco or its Subsidiary, or make arrangements satisfactory to the Administrator for payment of, any Tax Withholding Obligation in respect of Awards granted under the Plan no later than the date of the event creating the tax or social insurance contribution liability. The

G-79 obligations of Cresco under the Plan shall be conditional on such payment or arrangements. Unless otherwise determined by the Administrator, and subject always to applicable law, Tax Withholding Obligations may be settled at the sole discretion of the Administrator in whole or in part through the sale by Cresco on behalf of the participant such number of Common Shares underlying any particular Award, including unrestricted outstanding shares surrendered to Cresco and unrestricted shares that are part of the Award that gives rise to the Tax Withholding Obligation, having a Fair Market Value on the date of surrender or withholding equal to the statutory minimum amount (or such greater amount permitted under FASB Accounting Standards Codification Topic 718, Compensation — Stock Compensation, for equity- classified awards) required to be withheld for tax or social insurance contribution purposes, all in accordance with such procedures as the Administrator establishes. Cresco or its Subsidiary may deduct, to the extent permitted by law, any such Tax Withholding Obligations from any payment of any kind otherwise due to the Participant or holder of an Award. 9. Transferability of Awards. (a) Requirement for Administrator Permission. Except as otherwise determined by the Administrator, and in any event in the case of an Incentive Stock Option or a tandem stock appreciation right granted with respect to an Incentive Stock Option, no Award granted under the Plan shall be transferable by a Participant otherwise than by will or the laws of descent and distribution. The Administrator shall not permit any transfer of an Award for value except to the Company or in connection with a Change in Control. An Award may be exercised during the lifetime of the Participant, only by the Participant or, during the period the Participant is under a legal disability, by the Participant's guardian or legal representative, unless otherwise determined by the Administrator. Awards granted under the Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that the restrictions in this sentence shall not apply to the Common Shares received in connection with an Award after the date that the restrictions on transferability of such shares set forth in the applicable Award Agreement have lapsed. Nothing in this paragraph shall be interpreted or construed as overriding the terms of any Cresco stock ownership or retention policy, now or hereafter existing, that may apply to the Participant or Common Shares received under an Award. (b) Administrator Discretion to Permit Transfers Other Than For Value. Except as otherwise restricted by applicable law, the Administrator may, but need not, permit an Award, other than an Incentive Stock Option or a tandem stock appreciation right granted with respect to an Incentive Stock Option, to be transferred to a Participant's Family Member (as defined below) as a gift or pursuant to a domestic relations order in settlement of marital property rights. The Administrator shall not permit any transfer of an Award for value except to the Company or in connection with a Change in Control. For purposes of this Section 9, "Family Member" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent (50%) of the voting interests. The following transactions are not prohibited transfers for value: (i) a transfer under a domestic relations order in settlement of marital property rights; and (ii) a transfer to an entity in which more than fifty percent of the voting

G-80 interests are owned by Family Members (or the Participant) in exchange for an interest in that entity. 10. Adjustments For Corporate Transactions and Other Events. (a) Mandatory Adjustments. In the event of a merger, consolidation, stock rights offering, statutory share exchange or similar event affecting Cresco (each, a "Corporate Event") or a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, or recapitalization or similar event affecting the capital structure of Cresco (each, a "Share Change") that occurs at any time after adoption of this Plan by the Board (including any such Corporate Event or Share Change that occurs after such adoption and coincident with or prior to the Effective Date), the Administrator shall, with the approval of the Exchange or the stockholders of the Company (in each case, if required), make equitable and appropriate substitutions or proportionate adjustments to (i) the aggregate number and kind of Common Shares or other securities on which Awards under the Plan may be granted to Eligible Individuals, (ii) the maximum number of Common Shares or other securities with respect to which Awards may be granted during any one calendar year to any individual, (iii) the maximum number of Common Shares or other securities that may be issued with respect to Incentive Stock Options granted under the Plan, (iv) the number of Common Shares or other securities covered by each outstanding Award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding Award, and (v) all other numerical limitations relating to Awards, whether contained in this Plan or in Award Agreements; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated; and, provided further, that in no event shall the exercise price per Common Share of a stock option or stock appreciation right, or subscription price per Common Share or any other Award, be reduced to an amount that is lower than the par value of a Common Share. (b) Discretionary Adjustments. In the case of a Corporate Event, the Administrator may, with the approval of the Exchange or the stockholders of the Company (in each case, if required), make such other adjustments to outstanding Awards as it determines to be appropriate and desirable, which adjustments may include, without limitation, (i) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Administrator in its sole discretion (it being understood that in the case of a Corporate Event with respect to which stockholders of Cresco receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Administrator that the value of a stock option or stock appreciation right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Common Share pursuant to such Corporate Event over the exercise price or base price of such stock option or stock appreciation right shall conclusively be deemed valid and that any stock option or stock appreciation right may be cancelled for no consideration upon a Corporate Event if its exercise price or base price equals or exceeds the value of the consideration being paid for each Common Share pursuant to such Corporate Event), (ii) the substitution of securities or other property (including, without limitation, cash or other securities of Cresco and securities of entities other than Cresco) for the Common Shares subject to outstanding Awards, and (iii) the substitution of equivalent awards, as determined in the sole discretion of the Administrator, of the surviving or successor entity or a parent thereof ("Substitute Awards").

G-81 (c) Adjustments to Performance Objectives. The Administrator may, in its discretion, adjust the Performance Objective applicable to any Award to reflect any unusual or infrequently occurring event or transaction, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in Cresco's consolidated financial statements, notes to the consolidated financial statements, management's discussion and analysis or other Cresco filings with the Securities and Exchange Commission. If the Administrator determines that a change in the business, operations, corporate structure or capital structure of Cresco or the applicable Subsidiary, Affiliate, business segment or other operational unit of Cresco or any such entity or segment, or the manner in which any of the foregoing conducts its business, or other events or circumstances, render a Performance Objective to be unsuitable, the Administrator may modify such Performance Objective or the related applicable level of achievement, in whole or in part, as the Administrator deems appropriate and equitable. (d) Statutory Requirements Affecting Adjustments. Notwithstanding the foregoing: (A) any adjustments made pursuant to Section 10 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (B) any adjustments made pursuant to Section 10 to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (1) continue not to be subject to Section 409A of the Code or (2) comply with the requirements of Section 409A of the Code; (C) in any event, the Administrator shall not have the authority to make any adjustments pursuant to Section 10 to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the date of grant to be subject thereto; and (D) any adjustments made pursuant to Section 10 to Awards that are Incentive Stock Options shall be made in compliance with the requirements of Section 424(a) of the Code. (e) Dissolution or Liquidation. Unless the Administrator determines otherwise, all Awards outstanding under the Plan shall terminate upon the dissolution or liquidation of Cresco. 11. Change in Control Provisions. (a) Termination of Awards. Notwithstanding the provisions of Section 11(b), in the event that any transaction resulting in a Change in Control occurs, outstanding Awards will terminate upon the effective time of such Change in Control unless provision is made in connection with the transaction for the continuation or assumption of such Awards by, or for the issuance therefor of Substitute Awards of, the surviving or successor entity or a parent thereof. Solely with respect to Awards that will terminate as a result of the immediately preceding sentence and except as otherwise provided in the applicable Award Agreement: (i) the outstanding Awards of stock options and stock appreciation rights that will terminate upon the effective time of the Change in Control shall, immediately before the effective time of the Change in Control, become fully exercisable and the holders of such Awards will be permitted, immediately before the Change in Control, to exercise the Awards; (ii) the outstanding shares of Restricted Stock the vesting or restrictions on which are then solely time-based and not subject to achievement of any Performance

G-82 Objective shall, immediately before the effective time of the Change in Control, become fully vested, free of all transfer and lapse restrictions and free of all risks of forfeiture; (iii) the outstanding shares of Restricted Stock the vesting or restrictions on which are then subject to and pending achievement of any Performance Objective shall, immediately before the effective time of the Change in Control and unless the Award Agreement provides for vesting or lapsing of restrictions in a greater amount upon the occurrence of a Change in Control, become vested, free of transfer and lapse restrictions and risks of forfeiture in such amounts as if the applicable Performance Objective for the unexpired Performance Period had been achieved at the target level set forth in the applicable Award Agreement; (iv) the outstanding Restricted Stock Units, Performance Shares and Performance Units the vesting, earning or settlement of which is then solely time-based and not subject to or pending achievement of any Performance Objective shall, immediately before the effective time of the Change in Control, become fully earned and vested and shall be settled in cash or Common Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code; and (v) the outstanding Restricted Stock Units, Performance Shares and Performance Units the vesting, earning or settlement of which is then subject to and pending achievement of any Performance Objective shall, immediately before the effective time of the Change in Control and unless the Award Agreement provides for vesting, earning or settlement in a greater amount upon the occurrence of a Change in Control, become vested and earned in such amounts as if the applicable Performance Objective for the unexpired Performance Period had been achieved at the target level set forth in the applicable Award Agreement and shall be settled in cash or Common Shares (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code. Implementation of the provisions of this Section 11(a) shall be conditioned upon consummation of the Change in Control. (b) Continuation, Assumption or Substitution of Awards. The administrator may specify, on or after the date of grant, in an award agreement or amendment thereto, the consequences of a Participant's Termination of Service that occurs coincident with or following the occurrence of a Change in Control, if a Change in Control occurs under which provision is made in connection with the transaction for the continuation or assumption of outstanding Awards by, or for the issuance therefor of Substitute Awards of, the surviving or successor entity or a parent thereof. (c) Other Permitted Actions. In the event that any transaction resulting in a Change in Control occurs, the Administrator may take any of the actions set forth in Section 10 with respect to any or all Awards granted under the Plan.

G-83 (d) Section 409A Savings Clause. Notwithstanding the foregoing, if any Award is considered to be a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, this Section 11 shall apply to such Award only to the extent that its application would not result in the imposition of any tax or interest or the inclusion of any amount in income under Section 409A of the Code. 12. Substitution of Awards in Mergers and Acquisitions. Awards may be granted under the Plan from time to time in substitution for assumed awards held by employees, officers, consultants or directors of entities who become employees, officers, consultants or directors of Cresco or a Subsidiary as the result of a merger or consolidation of the entity for which they perform services with Cresco or a Subsidiary, or the acquisition by Cresco of the assets or stock of the such entity. The terms and conditions of any Awards so granted may vary from the terms and conditions set forth herein to the extent that the Administrator deems appropriate at the time of grant to conform the Awards to the provisions of the assumed awards for which they are substituted and to preserve their intrinsic value as of the date of the merger, consolidation or acquisition transaction. To the extent permitted by applicable law and marketplace or listing rules of the primary securities market or exchange on which the Common Shares are listed or admitted for trading, any available shares under a stockholder-approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards granted pursuant to this Section 12 and, upon such grant, shall not reduce the Share Pool. 13. Compliance With Securities Laws; Listing and Registration. (a) The obligation of Cresco to sell or deliver Common Shares with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal, state or foreign (non-United States) securities laws, or foreign (non-United States) securities laws and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. If at any time the Administrator determines that the delivery of Common Shares under the Plan is or may be unlawful under the laws of any applicable jurisdiction, or federal, state or foreign (non-United States) securities laws, the right to exercise an Award or receive Common Shares pursuant to an Award shall be suspended until the Administrator determines that such delivery is lawful. If at any time the Administrator determines that the delivery of Common Shares under the Plan would or may violate the rules of any exchange on which Cresco's securities are then listed for trading, the right to exercise an Award or receive Common Shares pursuant to an Award shall be suspended until the Administrator determines that such delivery would not violate such rules. If the Administrator determines that the exercise or nonforfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of securities laws or the listing requirements of any stock exchange upon which any of Cresco's equity securities are listed, then the Administrator may postpone any such exercise, nonforfeitability or delivery, as applicable, but Cresco shall use all reasonable efforts to cause such exercise, nonforfeitability or delivery to comply with all such provisions at the earliest practicable date. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. (b) Each Award is subject to the requirement that, if at any time the Administrator determines, in its absolute discretion, that the listing, registration or qualification of Common Shares

G-84 issuable pursuant to the Plan is required by any securities exchange or under any state, federal or foreign (non-United States) law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Common Shares, no such Award shall be granted or payment made or Common Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator. (c) In the event that the disposition of Common Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and is not otherwise exempt from such registration, such Common Shares shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a person receiving Common Shares pursuant to the Plan, as a condition precedent to receipt of such Common Shares, to represent to Cresco in writing that the Common Shares acquired by such person is acquired for investment only and not with a view to distribution and that such person will not dispose of the Common Shares so acquired in violation of federal, state or foreign securities laws and furnish such information as may, in the opinion of counsel for the Company, be appropriate to permit the Company to issue the Common Shares in compliance with applicable federal, state or foreign securities laws. If applicable, all certificates representing such Common Shares shall bear applicable legends as required by federal, state or foreign securities laws or stock exchange regulation. 14. Section 409A Compliance. It is the intention of Cresco that any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code shall comply in all respects with the requirements of Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code, and the terms of each such Award shall be construed, administered and deemed amended, if applicable, in a manner consistent with this intention. Notwithstanding the foregoing, neither Cresco nor any of its Subsidiaries nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant or other person with respect to any amounts paid or payable (whether in cash, Common Shares or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code. Any payments described in an Award that are due within the "short term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. For purposes of any Award, each amount to be paid or benefit to be provided to a Participant that constitutes deferred compensation subject to Section 409A of the Code shall be construed as a separate identified payment for purposes of Section 409A of the Code. For purposes of Section 409A of the Code, the payment of Dividend Equivalents under any Award shall be construed as earnings and the time and form of payment of such Dividend Equivalents shall be treated separately from the time and form of payment of the underlying Award. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, any payments (whether in cash, Common Shares or other property) to be made with respect to the Award that become payable on account of the Participant's separation from service, within the meaning of Section 409A of the Code, while the Participant is a "specified employee" (as determined in accordance with the uniform policy adopted by the Administrator with respect to all of the arrangements subject to Section 409A of the Code maintained by Cresco and its Subsidiaries) and which would otherwise be paid within six months after the Participant's separation from service shall be accumulated (without interest) and paid on the first day of the seventh month following the Participant's separation from service or, if earlier, within 15 days after the appointment

G-85 of the personal representative or executor of the Participant's estate following the Participant's death. Notwithstanding anything in the Plan or an Award Agreement to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Code section 409A unless, and solely to the extent that, such accelerated payment or settlement is permissible under Treasury Regulation section 1.409A-3(j)(4). 15. Plan Duration; Amendment and Discontinuance. (a) Plan Duration. The Plan shall remain in effect, subject to the right of the Board or the Compensation Committee to amend or terminate the Plan at any time, until the earliest of (i) the date as of which all Awards granted under the Plan have been satisfied in full or terminated and no Common Shares approved for issuance under the Plan remain available to be granted under new Awards, or (ii) the tenth anniversary of the effective date of the most recent amendment to Section 5(a) of the Plan that is approved by the stockholders of Cresco. No Awards shall be granted under the Plan after such termination date. Subject to other applicable provisions of the Plan, all Awards made under the Plan on or before such termination date, or such earlier termination of the Plan, shall remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards. (b) Amendment and Discontinuance of the Plan. The Board or the Compensation Committee may, without stockholder approval, amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which the Common Shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to Cresco or the Participant. Notwithstanding the foregoing, no such amendment shall be made without the approval of Cresco's stockholders to the extent such amendment would (A) materially increase the benefits accruing to Participants under the Plan, (B) materially increase the number of Common Shares which may be issued under the Plan or to a Participant, (C) materially expand the eligibility for participation in the Plan, (D) eliminate or modify the prohibition set forth in Section 7(f) on repricing of stock options and stock appreciation rights, (E) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and stock appreciation rights, or (F) modify the prohibition on the issuance of reload or replenishment options. Except as otherwise determined by the Board or Compensation Committee, termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination. (c) Amendment of Awards. Subject to Section 7(f), the Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant's consent, except such an amendment made to cause the Plan or Award to comply with applicable law, applicable rule of any securities exchange on which the Common Shares are listed or admitted for trading, or to prevent adverse tax or accounting consequences for the Participant or the Company or any of its Subsidiaries. For purposes of the foregoing sentence, an amendment to an Award that results in a change in the tax consequences of the Award to the Participant shall not be considered to be a material impairment of the rights of the Participant and shall not require the Participant's consent.

G-86 16. General Provisions. (a) Non-Guarantee of Employment or Service. Nothing in the Plan or in any Award Agreement thereunder shall confer any right on an individual to continue in the service of Cresco or any Subsidiary or shall interfere in any way with any right of Cresco or any Subsidiary may have to terminate such service at any time with or without cause or notice and whether or not such termination results in (i) the failure of any Award to vest or become payable; (ii) the forfeiture of any unvested or vested portion of any Award; and/or (iii) any other adverse effect on the individual's interests under any Award or the Plan. No person, even though deemed an Eligible Individual, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. To the extent that an Eligible Individual who is an employee of a Subsidiary receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that Cresco is the Participant's employer or that the Participant has an employment relationship with Cresco. (b) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between Cresco and a Participant or any other person. To the extent that any Participant or other person acquires a right to receive payments from Cresco pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of Cresco. (c) Status of Awards. Awards shall be special incentive payments to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for purposes of determining any pension, retirement, death, severance or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance, severance or other employee benefit plan of Cresco or any Subsidiary now or hereafter in effect under which the availability or amount of benefits is related to the level of compensation or (b) any agreement between (i) Cresco or any Subsidiary and (ii) the Participant, except as such plan or agreement shall otherwise expressly provide. (d) Subsidiary Employees. In the case of a grant of an Award to an Eligible Individual who provides services to any Subsidiary, Cresco may, if the Administrator so directs, issue or transfer the Common Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Administrator may specify, upon the condition or understanding that the Subsidiary will transfer the Common Shares to the Eligible Individual in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. All Common Shares underlying Awards that are forfeited or canceled after such issue or transfer of shares to the Subsidiary shall revert to Cresco. (e) Governing Law and Interpretation. The validity, construction and effect of the Plan, of Award Agreements entered into pursuant to the Plan, and of any rules, regulations, determinations or decisions made by the Administrator relating to the Plan or such Award Agreements, and the rights of any and all persons having or claiming to have any interest therein or thereunder, shall be determined exclusively in accordance with the laws of the State of Delaware without regard to its conflict of laws principles. The captions of the Plan are not part of the provisions hereof and shall have no force or effect. Except where the context otherwise requires: (i) the singular includes the plural and vice versa; (ii) a reference to one gender includes other genders; (iii) a reference to a person includes a natural person, partnership, corporation, association, governmental or local authority or agency or other entity; and (iv) a reference to a statute, ordinance, code or other law

G-87 includes regulations and other instruments under it and consolidations, amendments, re- enactments or replacements of any of them. (f) Use of English Language. The Plan, each Award Agreement, and all other documents, notices and legal proceedings entered into, given or instituted pursuant to an Award shall be written in English, unless otherwise determined by the Administrator. If a Participant receives an Award Agreement, a copy of the Plan or any other documents related to an Award translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version shall control. (g) Recovery of Amounts Paid. Except as otherwise provided by the Administrator, Awards granted under the Plan shall be subject to any and all policies, guidelines, codes of conduct, or other agreement or arrangement adopted by the Board or Compensation Committee with respect to the recoupment, recovery or clawback of compensation (collectively, the "Recoupment Policy") and/or to any provisions set forth in the applicable Award Agreement under which Cresco may recover from current and former Participants any amounts paid or Common Shares issued under an Award and any proceeds therefrom under such circumstances as the Administrator determines appropriate. Without limiting the foregoing, each Award granted under the Plan shall be subject to mandatory repayment by the Participant to the Company to the extent the Participant is, or in the future becomes, subject to (1) any Company recoupment or clawback policy that is adopted to comply with any applicable law or securities exchange listing requirement, including, without limitation, any policy adopted to comply with the requirements of NASDAQ Listing Rule 5608 or Section 303A.14 of the NYSE Listed Company Manual, as applicable, and Rule 10D-1 under the Exchange Act, or (2) any applicable law that imposes mandatory recoupment, under circumstances set forth in such applicable law. The Administrator may apply the Recoupment Policy to Awards granted before the policy is adopted to the extent required by applicable law or rule of any securities exchange or market on which Common Shares are listed or admitted for trading, as determined by the Administrator in its sole discretion.

H-1 SCHEDULE "H" ARRANGEMENT DISSENT PROVISIONS Definitions and application 237 (1) In this Division: "dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242; "notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent; "payout value" means, (a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution, (b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, (c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or (d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable. (2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that (a) the court orders otherwise, or (b) in the case of a right of dissent authorized by a resolution referred to in section 238(1)(g), the court orders otherwise or the resolution provides otherwise. Right to dissent 238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows: (a) under section 260, in respect of a resolution to alter the articles (i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, (ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91, or

H-2 (iii) without limiting subparagraph (i), in the case of a benefit company, to alter the company's benefit provision; (b) under section 272, in respect of a resolution to adopt an amalgamation agreement; (c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9; (d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent; (e) under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking; (f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia; (g) in respect of any other resolution, if dissent is authorized by the resolution; (h) in respect of any court order that permits dissent. (1.1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent under section 51.995(5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement. (2) A shareholder wishing to dissent must (a) prepare a separate notice of dissent under section 242 for (i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and (ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting, (b) identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and (c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner. (3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must (a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and (b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares. Waiver of right to dissent 239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

H-3 (2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must (a) provide to the company a separate waiver for (i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and (ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and (b) identify in each waiver the person on whose behalf the waiver is made. (3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to (a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and (b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder. (4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person. Notice of resolution 240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote, (a) a copy of the proposed resolution, and (b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent. (2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote, (a) a copy of the proposed resolution, and (b) a statement advising of the right to send a notice of dissent. (3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every

H-4 person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote, (a) a copy of the resolution, (b) a statement advising of the right to send a notice of dissent, and (c) if the resolution has passed, notification of that fact and the date on which it was passed. (4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote. Notice of court orders 241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent (a) a copy of the entered order, and (b) a statement advising of the right to send a notice of dissent. Notice of dissent 242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(a), (b), (c), (d), (e) or (f) or (1.1) must, (a) if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be, (b) if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or (c) if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of (i) the date on which the shareholder learns that the resolution was passed, and (ii) the date on which the shareholder learns that the shareholder is entitled to dissent. (2) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company (a) on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or (b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section. (3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company (a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

H-5 (b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241. (4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable: (a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect; (b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and (i) the names of the registered owners of those other shares, (ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and (iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares; (c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and (i) the name and address of the beneficial owner, and (ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name. (5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with. Notice of intention to proceed 243 (1) A company that receives a notice of dissent under section 242 from a dissenter must, (a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of (i) the date on which the company forms the intention to proceed, and (ii) the date on which the notice of dissent was received, or (b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter. (2) A notice sent under subsection (1)(a) or (b) of this section must (a) be dated not earlier than the date on which the notice is sent,

H-6 (b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and (c) advise the dissenter of the manner in which dissent is to be completed under section 244. Completion of dissent 244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice, (a) a written statement that the dissenter requires the company to purchase all of the notice shares, (b) the certificates, if any, representing the notice shares, and (c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section. (2) The written statement referred to in subsection (1)(c) must (a) be signed by the beneficial owner on whose behalf dissent is being exercised, and (b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out (i) the names of the registered owners of those other shares, (ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and (iii) hat dissent is being exercised in respect of all of those other shares. (3) After the dissenter has complied with subsection (1), (a) the dissenter is deemed to have sold to the company the notice shares, and (b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles. (4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares. (5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person. (6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

H-7 Payment for notice shares 245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must (a) promptly pay that amount to the dissenter, or (b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares. (2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may (a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court, (b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and (c) make consequential orders and give directions it considers appropriate. (3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must (a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or (b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares. (4) If a dissenter receives a notice under subsection (1)(b) or (3)(b), (a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or (b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders. (5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that (a) the company is insolvent, or (b) the payment would render the company insolvent.

H-8 Loss of right to dissent 246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur: (a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned; (b) the resolution in respect of which the notice of dissent was sent does not pass; (c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken; (d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed; (e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed; (f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent; (g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent; (h) the notice of dissent is withdrawn with the written consent of the company; (i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division. Shareholders entitled to return of shares and rights 247 If, under section 244(4) or (5), 245(4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares, (a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates, (b) the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and (c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

No. S-266934 Vancouver Registry SECTIONS 288-299 0F THE BUSINESS CORPORATIONSACT, S.B.C. 2002, c. 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING CRESCO LABS INC. CRESCO LABS INC. ORDER MAJ)E AFTER APPLICATION (Interim Order) BEFORE ASSOCIATE JUDGE t45 PETITIONER 17/09/2026 THIS WITHOUT NOTICE APPLICATION of the Petitioner, Cresco Labs Inc. ("Cresco"), filed September 15, 2026, coming on for hearing in person at 800 Smithe Street, Vancouver, British Columbia, on the 1 7'h day of September, 2026; AND ON HEARING Andrew Froh, counsel for the Petitioner; AND UPON READING the Petition filed herein, the Affidavit No. I of Charles Bachtell, made September 15, 2026 (the "Bachtell Affidavit"), and the other materials filed herein; AND pursuant to sections 186 and 288 to 291 of the Business Corporations Act, SBC 2002, c 57, as amended (the "BCBCA"), for an Interim Order for directions pursuant to the Petition seeking approval of a first plan of arrangement (the "Share Exchange Plan of Arrangement") and a second plan of arrangement (the "Redomicile Plan of Arrangement", and together with the Share Exchange Plan of Arrangement, the "Plans of Arrangement") under Division 5 of Part 9 of the BCBCA; AND UPON BEING INFORMED that it is the intention of the parties to rely on section 3(a)(10) of the United States Securities Act of 1933, as amended (the "US Securities Act") and that the declaration of faimess by this Court will serve as the basis for an exemption from the registration requirements of the US Securities Act; THIS COURT ORDERS that: THE MEETING 1. Cresco is permitted to call, hold, and conduct an annual general and special meeting (the "Meeting") of the holders (the "Shareholders") of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares ("Multiple Voting Shares"), Special Subordinate Voting Shares (collectively, the "Voting Shares") of Cresco to be held on SCHEDULE "I" INTERIM ORDER I-1

I-2 October 30, 2026 at 12:00 p.m. (CDT) virtually, with audio only, conducted via live webcast in order for the Shareholders to consider, and if determined advisable: (a) pass a first special resolution (the "Share Exchange Resolution") approving, with or without variation, an arrangement of Cresco under the BCBCA on the terms and conditions set forth in the Share Exchange Plan of Arrangement ( as may be amended in accordance with its terms and this Interim Order, the "Share Exchange Arrangement"); and (b) pass a second special resolution (the "Redomicile Resolution" and together with the Share Exchange Resolution, the "Arrangement Resolutions") approving, with or without variation, an arrangement of Cresco under the BCBCA on the terms and conditions set forth in the Redomicile Plan of Arrangement ( as may be amended in accordance with its terms and this futerim Order, the "Redomicile Arrangement", and together with the Share Exchange Arrangement, the "Arrangements"). 2. The record date for determining the Shareholders entitled to receive notice of, attend, and vote at the Meeting shall be September 15, 2026 (the "Record Date"). 3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the notice of annual general and special meeting of Shareholders (the "Notice of Meeting") which accompanies the management information circular of Cresco (the "Circular") attached as Exhibit "A" to the Bachtell Affidavit, and the articles of Cresco, subject to what may be provided hereafter and subject to further order of this Court: To the extent of any inconsistency or discrepancy between this futerim Order and the terms of any instrument creating, governing, or collateral to the secl).11.ties of Cresco or the articles of Cresco, this Interim Order shall govern. 4. The only persons entitled to be represented and to vote in person or by proxy on the Arrangement Resolutions at the Meeting shall be registered Shareholders as at the close of business on the Record Date, or their respective and duly appointed proxyholders. ADJOURNMENT 5. Cresco, if it deems advisable, is authorized to adjourn or postpone the Meeting, on one or more occasions (whether or not a quorum is present), and for such period or periods of time as Cresco deems advisable, as applicable, without the necessity of first convening the applicable Meeting or first obtaining any vote of the Shareholders respecting any such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by such method as Cresco may determine is appropriate in the circumstances, including, without limitation, by press release, news release, newspaper advertisement, or by notice sent to the Shareholders by one of the methods specified in paragraph 11 of this futerim Order. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements. 6. The Record Date shall not change in respect of adjournments or postponements of the Meeting unless required by this Court or by applicable law.

7. At any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting. AMENDMENTS TO THE ARRANGEMENTS 8. Prior to the Meeting, and subject to the terms of the arrangement agreement (the "Share Exchange Arrangement Agreement") between Cresco and a newly formed British Columbia corporation ("TopCo"), the Share Exchange Plan of Arrangement and paragraph 11 below, Cresco is authorized to make amendments, revisions and/ or supplements to the proposed Share Exchange Arrangement and Share Exchange Plan of Arrangement, without any additional notice to the Shareholders, and the Share Exchange Arrangement and Share Exchange Plan of Arrangement as so amended, revised, and supplemented shall be the Share Exchange Arrangement and Share Exchange Plan of Arrangement submitted to the Meeting, and the subject of the Share Exchange Resolution. 9. Prior to the Meeting, and subject to the terms of the Redomicile Plan of Arrangement and paragraph 11 below, Cresco is authorized to make amendments, revisions and/or supplements to the proposed Redomicile Arrangement and Redomicile Plan of Arrangement, without any additional notice to the Shareholders, and the Redomicile Arrangement and Redomicile Plan of Arrangement as so amended, revised, and supplemented shall be the Redomicile Arrangement and Redomicile Plan of Arrangement submitted to the Meeting, and the subject of the Redomicile Resolution. 10. Amendments, revisions, and/or supplements to the Plans of Arrangement may also be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Plans of Arrangement. 11. If any amendments, modifications or supplements to the Arrangements or Plans of Arrangement are made after initial notice is provided as contemplated in paragraphs 13 and 14 herein, which would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolutions, notice of such amendment, modification, or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, email, or by the method most reasonably practicable in the circumstances, as Cresco may determine. NOTICE OF MEETING AND PETITION FOR FINAL ORDER 12. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purposes of s. 290(1)(a) of the BCBCA, and Cresco shall not be required to send to the Shareholders any other or additional statement pursuant to s. 290(l)(a) of the BCBCA. 13. In order to effect notice of the Meeting, Cresco shall send the Circular (including, among other things, the notice of meeting, and, as attachments, the Notice of Hearing of Petition for this proceeding, and this Interim Order), the letter of transmittal, and (as applicable) the form of proxy or voting instruction form, along with such amendments or additional documents as Cresco may determine are necessary or desirable and not inconsistent with I-3

-4- the Interim Order (collectively, the "Meeting Materials") to all Shareholders as at the Record Date, as well as Cresco's directors and auditors in accordance with the "notice-and- access" provisions under National Instrument 54-101 - Commurtication with Beneficia7 Owners of Securities of a ReportingIssuer ("NI 54-101") and National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") of the Canadian Securities Administrators (collectively the "Notice-and-Access Provisions"), as follows: (a) at least thirty (30) days prior to the date of the Meeting, Cresco will send or cause to be sent a notice containing the information required by the Notice-and-Access Provisions (the "Notice-and-Access Notice"), together with the letter of transmittal, form of proxy and voting instruction form, as applicable (collectively with the Notice-and-Access Notice, the "Notice-and-Access Materials") to all registered Shareholders as at the close of business on the Record Date, infomiing them that the Circular and proxy-related materials are available online, explaining how the Circular may be accessed, and explaining how paper copies of the Circular may be requested. The Notice-and-Access Materials will be mailed to the addresses of the registered Shareholders as they appear on the books and records of Cresco, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Cresco; (b) Cresco will provide sufficient copies of the Notice-and-Access Materials to intermediaries and registered nominees in a timely manner, in accordance with NI 54-101, for distribution to non-registered Shareholders; (c) instead of mailing the Circular and proxy-related materials to Shareholders, Cresco will post the Circular and proxy-related materials on its transfer agent's website and on SEDAR+ at www.sedarplus.ca; and (d) Shareholders may request a paper copy of the Information Circular by contacting Cresco or its transfer agent, and if such request is made before the Meeting, Cresco or its transfer agent shall mail or cause to be mailed the Information Circular to such requesting Shareholder within three (3) business days of the receipt of such request or within the timeframe most reasonable practicable in the circumstances, as Cresco may determine. 14. At least 21 days prior to the date of the Meeting, excluding the date of mailing or delivery, Cresco shall send the Circular (including as an attachment, among other things, the Notice of Hearing of Petition) (collectively, the "Notice Materials"), with such deletions, amendments or additions thereto as Cresco may detemiine are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, to the holders of: Cresco options and Cresco restricted stock units issued and outstanding as at the close of business on the Record Date. Cresco may send the Notice Materials by email to the addresses of the holders which appear on the books of Cresco. If a person is entitled to the Notice Materials under more than one paragraph hereof, delivery need only be made once. I-4

15. Accidental failure or omission by Cresco to send the Meeting Materials or Notice Materials in accordance with paragraphs 13 or 14 above, or any non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Cresco, will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Cresco, then it shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 16. No other form of service of the Meeting Materials, the Notice Materials or any portion thereof need be made or notice given or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court. Provided that Notice of the Meeting of Shareholders and the provision of the Meeting Materials and Notice Materials take place in compliance with this Interim Order, the requirement of s. 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived. 17. Service of the Notice of Hearing of Petition substantially in the form attached as Exhibit "D" to the Bachtell Affidavit in accordance with this Interim Order shall constitute good and sufficient notice of these court proceedings and of the application for the Final Order (as defined in paragraph 33 herein) upon all who may wish to appear, in compliance with the Supreme Court Civil Rules. 18. The Notice of Hearing of Petition is hereby authorized for use for all purposes as the notice of hearing required by Rule 16-1(8) of the Supreme Court Civil Rules. 19. For certainty, other than as specifically set out herein, no materials need to be served on any persons in respect of these proceedings and, in particular, service of the Petition herein and the accompanying affidavit and any additional affidavits as may be filed is hereby dispensed with. DEEMED RECEIPT OF NOTICE 20. The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Interim Order, to have been received: (a) in the case of mailing, the third day, Saturdays and holidays excepted, following the date of mailing; (b) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch; (c) in the case of non-registered Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees; and ( d) the case of any press release or advertisement, at the time of publication of the press release or advertisement. I-5

-6 AMENDMENTS AND/OR UPDATES TO MEETING MATERIALS AND NOTICE MATERIALS 21. Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials or Notice Materials may be communicated to the recipients, as applicable, by the means set forth in paragraphs 13 or 14 herein, as applicable, as determined to be the most appropriate method of communication by Cresco. QUORUM AND VOTING 22. The quorum for the Meeting will be two shareholders of Cresco entitled to vote at the Meetingwhetherinperson or byproxywho hold, inthe aggregate, at Ieast 5% ofthe Voting Shares. 23. Votes shall be taken at the Meeting on the basis of. (a) one (1) vote per Subordinate Voting Share held; (b) two hundred (200) votes per Proportionate Voting Share held; (c) two thousand (2,000) votes per Multiple Voting Share held; and (d) 0.00001 of a vote per Special Subordinate Voting Share Held. 24. The vote required to pass each of the Arrangement Resolutions shall be at least two-thirds (66%% percent) of the votes cast at the Meeting by Shareholders, present in person or represented by proxy at the Meeting. 25. Any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Voting Shares represented by such spoiled votes, illegible votes, defective votes or abstentions shall not be counted in determining the number of Voting Shares represented at the Meeting. Proxies that are properly signed dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolutions. 26. In all other respects, the articles of Cresco will apply in respect of the Meeting. SOLICIT ATION OF PROXIES 27. Cresco is authorized to use the form of proxy in connection with the Meeting in substantially the form attached as Schedule "M" to the Circular. Cresco may, in its soIe discretion, but is not required to, waive the time limits for deposit of proxies by Shareholders if Cresco deems it reasonable to do so. 28. Cresco is authorized, at its expense, to solicit proxies, directly and through its officers, directors, and employees, and through such agents or representatives as it may retain for the purpose, and by mail, telephone, or such other forms of personal or electronic communication as it may determine I-6

-7- 29. The procedure for delivery, revocation, and use of proxies at the Meeting shall be as set out in the Meeting Materials. DISSENT RIGHTS 30. Each registered Shareholder as the close of business on the Record Date may exercise dissent rights pursuant to ss. 237-247 of the BCBCA in connection with each of the Arrangement Resolutions, as modified by each of the respective Plans of Arrangement and this Interim Order. A registered Shareholder as at the Record who wishes to exercise such dissent right must provide written notice of dissent (the "Notice of Dissent"), which must be sent and received by Cresco, by way of their solicitors, at: Attn: Aaron Sonshine, Joseph Blinick and Andrew Froh sonshinea(,bennettiones.com, blinicki@bennettiones.com, froha@bennettiones.com Cresco Labs Inc. c/o Bennett Jones LLP 666 Burrard Street, Suite 2500 Vancouver, British Columbia V6C 2X8 not later than 5:00 p.m. (PST) on October 28, 2026, or in the case of any adjoumment or postponement of the Meeting, the day that is two (2) business days immediately preceding the date of the Meeting. The Notice of Dissent must otherwise strictly comply with the requirements of the BCBCA. For the purposes of these proceedings, the "court" referred to in sections 238-247 of the BCBCA means this Honourable Court. 31. Notice to the Shareholders of their dissent right with respect to each of the Arrangement Resolutions will be given by including information with respect to the dissent right in the Circular to be sent to the Shareholders in accordance with the Interim Order. 32. Subject to further order of this Court, the right available to the Shareholders under the BCBCA, the Share Exchange Anangement Agreement, and the Plans of Arrangement to dissent to one or both of the Arrangements will constitute full and sufficient dissent rights for the Shareholders with respect to the Arrangements. APPLICATION FOR FINAL ORDER 33. Followingandsubjecttotheapproval,withorwithoutvariationbytheShareholdersofthe Plans of Arrangement in the manner set forth in this Interim Order, the Petitioner may apply to this Court for, inter alia, an Order: (a) approvingtheP1ansofAnangementpursuanttos.291(4)(a)oftheBCBCA;and (b) declaring that the terms and conditions of the Plans of Arrangement are substantively and procedurally fair and reasonable pursuant to s. 291(4)(c) of the BCBCA; (collectively, the "Final Order") I-7 and that the hearing of the Final Order will be held on November 4, 2026, at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct. 34. Any person entitled to notice under paragraphs 13 or 14 above has the right to appear ( either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order. Any such person seeking to appear at the hearing of the application for the Final Order shall: (a) complete and file with this Court a Response to Petition, in the form prescribed by the British Columbia Supreme Court Civil Rules; (b) serve a copy of the filed Response to Petition together with a copy of all materials upon which the person intends to rely at the hearing for the Final Order, to the Petitioners' solicitors at: Attn: Joseph Blinick and Andrew Froh Email: blinickj@bennettjones.com; froha@bennettjones.com Bennett Jones LLP 666 Burrard Street, Suite 2500 Vancouver, British Columbia V6C 2X8 by or before 4:00 p.m. (PST) on November 2, 2026. 35. Any materials to be filed by the Petitioner in support of the within Application for final approval of the Plans of Arrangement may be filed up to one (1) day prior to the hearing of the application without further order of this Honourable Court. 36. In the event the within application for final approval does not proceed on the date set forth in the Notice of Hearing of Petition, or is adjourned, only those persons who served and filed a Response to Petition in accordance with paragraph 34 shall be entitled to be given notice of the adjourned date. 3 7. The provisions of Rule 8-1 and 16-1 of the Supreme Court Civil Rules are hereby dispensed with for the purposes of any further application to be made pursuant to this Petition, including application for the Final Order and any application to vary this Interim Order. I-8

-9- EXTRA-TERRITORIAL ASSISTANCE 38. This Court seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province or territory and any court or any judicial, regulatory or administrative body of the United States, or any other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order. VARIANCE 39. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order and apply for such other orders and direction from the Court as may be appropriate. 40. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable securities laws, the articles of Cresco and/or the Supreme Court Civil Rules, this Interim Order will prevail and govern. 41. Endorsement of the Interim Order by counsel appearing on this Petition, except for counsel for the Petitioner, is hereby dispensed with. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT: Signature Andrew Fr' € Party [x Lawyer for the Petitioner BY THE COURT. REGISTRAR I-9

No. S-266934 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTIONS 288-299 0F THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING CRESCO LABS INC. CRESCO LABS INC. PETITIONER ORDER MADE AFTER APPLICATION (Interim Order) BENNETT JONES LLP Barristers and Solicitors 2500 - 666 Burrard Street Vancouver, B.C. V6C 2X8 Tel: 604-891-7500 Fax: 604-891-5100 Attn: Joseph Blinick and Andrew Froh File No. 079629.72 I-10

r f € t No. S-266934 Vancouver Registry J yTHE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTIONS 288-299 0F THE BUSINESS CORPORATIONSACT, S.B.C. 2002, c. 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING CRESCO LABS nSJC. CRESCO LABS INC. PETITIONER NOTICE OF HEARI!STG OF PETITION FOR FINAL ORDER TO: The holders of Subordinate Voting Shares, Proportionate Voting Shares, Super Voting Shares, Special Subordinate Voting Shares, Options, Restricted Stock Units and Redeemable Units of Cresco Labs Inc., and the Directors and Auditor of Cresco Labs Inc. TAKE NOTICE that the petition of Cresco Labs Inc. ("Cresco") dated September 15, 2026, will be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia, V6Z 2El on November 4, 2026, at 9:45 a.m. or soon thereafter as counsel may be heard. This matter is not an application for judicial review. 1 Date of hearing The petition is unopposed, by consent or without notice. 2 Duration of hearing It has been agreed by the parties that the hearing will take 10 minutes. 3 Jurisdiction This matter is not within the jurisdiction of an associate judge. NOTICE IS HEREBY GIVEN that a petition will be made by the Petitioner, Cresco, to the presiding judge in the Supreme Court of British Columbia (the "Court") at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on November 4, 2026 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct, for an order (the "Final Order") approving two plans of arrangement (the "Plans of Arrangement"), pursuant to the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the SCHEDULE "J" NOTICE OF ORDER J-1

2 "BCBCA") and for a determination that the temis of the Plans of Arrangement are procedurally and substantively fair and reasonable; AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Court, prOnOunCed September 17, 2026, the Court has given directions as to the calling of an annual general and special meeting (the "Meeting") of the holders of subordinate voting shares, proportionate voting shares, supervoting shares, and special subordinate voting shares of Cresco (the "Shareholders"), for the purpose of, inter alia, considering, voting upon and approving the Plans of Arrangement; IF YOU WISH TO BE HEARD, any Shareholder, any holder of options to acquire Cresco shares, any director or auditor of Cresco, and any other interested person may appear (either in person or by counsel) and make submissions at the hearing of the petition for the Final Order if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition ("Response") pursuant to Rule 16-1(4) of, and in the form prescribed by, the Supreme Court Civil Rules and delivered a copy of the filed Response, together with all material on which suchperson intends to rely at the hearing ofthe Final Order, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on November 2, 2026: Bennett Jones LLP 666 Burrard Street, Suite 2500 Vancouver, British Columbia V6C 2X8 Attn: Joseph Blinick and Andrew Froh Email: blinieki(qbennettiones.com, firoha@bennettiones.com IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL HEARING, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Response" as aforesaid. You may obtain a fomi of Response at the Court Reg;istry, 800 Smithe Street, Vmcouver, British Columbia, V6Z 2El. AT THE FINAL HEARING the Court may approve the Plans of Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit. IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of suchhearing, the Courtmay approve the Plans ofArrangement, as presented, ormay approve them subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Plans of Arrangement are approved, it will affect the rights of the Shareholders. J-2

A copy of the said Petition and other documents in the proceeding will be furnished to any Shareholder, any other securityholder of Cresco, any director of Cresco, or the auditor of Cresco, upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above. Dated: September 1 7, 2026 □ Petitioner � Lawyer for Petitioner J-3

No. S-266934 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTIONS 288-299 0F THE BUSINESS CORPORATIONSACT, S.B.C. 2002, c. 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING CRESCO LABS INC. CRESCO LABS IISJC. PETITIONER NOTICE OF HEARING OF PETITION FOR Fn'!AL ORDER Bennett Jones LLP 666 Burrard Street, Suite 2500 Vancouver, British Columbia V6C 2X8 Tel. No. 604.891.7500 FaxNo. 604.891.5100 J-4

K-1 SCHEDULE "K" COMPARISON OF SHAREHOLDERS' RIGHTS UNDER BRITISH COLUMBIA AND DELAWARE LAW The following is a summary comparison of certain provisions of the Delaware General Corporation Law ("DGCL") applicable to U.S. TopCo following the Redomicile and corresponding provisions of the Business Corporations Act (British Columbia) ("BCBCA") currently applicable to TopCo. This summary is qualified in its entirety by reference to the full text of the DGCL and the BCBCA and the Certificate of Incorporation, U.S. Bylaws, and BC Articles. This summary is not intended to be exhaustive and should not be considered legal advice. Shareholders should consult their own legal advisors for a complete understanding of the differences between Delaware and British Columbia corporate law. Topic Delaware British Columbia Quorum of Shareholders Under the DGCL, the default quorum for stockholder meetings is a majority of shares entitled to vote. The Certificate of Incorporation or Bylaws may provide for a lesser quorum, but not less than one-third. The U.S. Bylaws of U.S. TopCo provide that one-third of the voting power of all outstanding shares entitled to vote constitutes a quorum. Under the BCBCA, the default quorum is two shareholders present personally or by proxy. The BC Articles of TopCo provide for a quorum of two shareholders present personally or by proxy holding, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting. Required Vote Generally Under the DGCL, most matters require the affirmative vote of a majority of shares present and entitled to vote, unless the certificate of incorporation or bylaws specify otherwise. The Bylaws of U.S. TopCo provide that most matters are decided by a majority of the votes cast (rather than majority of shares present). Directors are elected by a plurality of votes cast. Exchange rules may impose different voting standards for certain matters. Under the BCBCA, an ordinary resolution (simple majority of votes cast) is required for most matters, including the election of directors. A special resolution (at least two-thirds of the votes cast) is required for fundamental changes such as amalgamations, continuances, and alterations to articles. Required Vote for Mergers, Conversions, Exchange and Sale of Assets Under the DGCL, a merger or consolidation generally requires approval by the board of directors and a majority of the outstanding stock entitled to vote. Section 251(h) permits the elimination of a stockholder vote after a successful tender offer meeting certain conditions. Section 253 permits a short-form merger without a stockholder vote if the parent owns at least 90% of the subsidiary's outstanding stock. A sale of all or substantially all assets requires board and majority stockholder approval. Under the BCBCA, an amalgamation requires approval by special resolution (two-thirds of votes cast) of each class of shares. A continuance out of British Columbia, a sale of all or substantially all of the undertaking of the company, and a liquidation or dissolution each require approval by special resolution. The court may also order arrangements under Division 5 of Part 9 of the BCBCA. Amendments to Charter Documents and Bylaws Under the DGCL, amendments to the certificate of incorporation require board approval and a majority vote of the outstanding stock entitled to vote (or a greater vote if specified in the certificate). A separate class vote is required if the amendment would adversely affect the rights Under the BCBCA, alterations to the articles (including changes to authorized share structure, special rights and restrictions) require a special resolution (two-thirds of votes cast) unless specified otherwise under the BCBCA or the articles. Certain share structure changes (such as creating new classes of shares, altering

K-2 Topic Delaware British Columbia of that class. The Certificate of Incorporation of U.S. TopCo ("COI") (Article Sixth) empowers the Board to adopt, amend or repeal the Bylaws by majority Board vote. Stockholders may also amend the Bylaws, but this requires 66 2/3% of the voting power entitled to vote generally in the election of directors (or only a majority if the Board recommends the action). Article Sixteenth of the COI requires 66 2/3% of voting power (or majority if Board recommends) to amend Articles Sixth, Seventh, Eleventh, Thirteenth, Fourteenth and Sixteenth. par value, or changing unissued shares) may be made by directors' resolution if the articles so authorize. The BC Articles of TopCo follow these defaults. Size of Board; Director Qualifications Under the DGCL, the board may consist of one or more members. The Certificate of Incorporation of U.S. TopCo (COI, Article Seventh(b)) provides that the number of directors is fixed exclusively by resolution of the Board, with the initial number to be determined by the Board. The DGCL does not impose residency or share qualification requirements on directors. Under the BCBCA, a public company must have a minimum of three directors. The size of the board of directors is determined by ordinary resolution. There are no residency requirements for directors under the BCBCA. Under the BCBCA, an individual is not qualified to become or act as a director of a company if that individual is: (a) under the age of 18 years; (b) found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs, unless a court, in Canada or elsewhere, subsequently finds otherwise; (b.1) a person in respect of whom a certificate of incapability is issued under the Adult Guardianship Act, unless the certificate is subsequently cancelled under section 37 (4) of that Act (c) an undischarged bankrupt, or (d) convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless (i) the court orders otherwise, (ii) five (5) years have elapsed since the last to occur of (A) the expiration of the period set for suspension of the passing of sentence without a sentence having been passed, (B) the imposition of a fine, (C) the conclusion of the term of any imprisonment, and (D) the conclusion of the term of any probation imposed, or (iii) a pardon was granted or issued, or a record suspension was ordered, under the Criminal Records Act (Canada) and the pardon or record suspension, as the case may be, has not been revoked or ceased to have effect. A director who ceases to be qualified to act as a director of a company must promptly resign.

K-3 Topic Delaware British Columbia Election of Directors Under the DGCL, directors are elected at annual meetings. The Certificate of Incorporation of U.S. TopCo (COI, Article Seventh(d)) provides that directors are elected by a plurality of votes cast. The Certificate of Incorporation contains two bracketed alternatives: annual elections of all directors or a classified board with three classes serving staggered three-year terms. Cumulative voting is not provided for. Under the BCBCA, directors are elected by ordinary resolution (simple majority) at each annual general meeting. All directors stand for election annually. The BCBCA does not provide for cumulative voting or classified boards. Removal of Directors Under the DGCL, directors may generally be removed with or without cause by stockholder vote. If the board is classified, directors may only be removed for cause unless the certificate provides otherwise. The Certificate of Incorporation of U.S. TopCo (COI, Article Seventh(f)) provides that directors may be removed with or without cause by 66 2/3% of the combined voting power entitled to vote generally in the election of directors. If the classified board alternative is adopted, removal would be for cause only by majority vote. Under the BCBCA, directors may be removed by special resolution (two-thirds of votes cast) before the expiration of their term. The directors may also remove a director who has been convicted of an indictable offense or who ceases to be qualified to act as a director. Board Vacancies Under the DGCL, vacancies may be filled by a majority of the remaining directors (even if less than a quorum) or by the sole remaining director. The Certificate of Incorporation of U.S. TopCo (COI, Article Seventh(e)) provides that vacancies and newly created directorships may be filled solely by the Board (and not by stockholders). Under the BCBCA, unless the articles of a company provide otherwise, if a vacancy among the directors occurs because a director was removed by the shareholders, such vacancy may be filled by the shareholders at the shareholders' meeting, if any, at which the director is removed, or, otherwise by the shareholders or by the remaining directors. Unless the articles of a company provide otherwise, a casual vacancy among directors may be filled by the remaining directors. Unless the articles of a company provide otherwise, if the shareholders holding shares of a class or series of shares have the exclusive right to elect or appoint one or more directors, a vacancy that occurs as a result of the removal of a director may be filled by those shareholders at the shareholders' meeting, if any, at which the director is removed, or, otherwise, by those shareholders or remaining directors elected or appointed by those shareholders. If there are no directors in office, (a) an individual may be empowered by the shareholders to call a meeting of the shareholders for the election or appointment of directors, and appoint as directors, to hold office until the vacancies are filled at that meeting, the number of individuals that will constitute a quorum, or (b) there may be appointed, by a unanimous resolution of the shareholders, not

K-4 Topic Delaware British Columbia more than the number of directors who, under the articles, may be elected or appointed at an annual general meeting, unless the articles of a company provide otherwise. Under the BC Articles, any casual vacancy may be filled by the directors. A vacancy caused by the removal of a director may be filled as discussed under "Removal of Directors". Liability of Directors; Fiduciary Duties; Limitation of Directors' Liability Under the DGCL, directors owe fiduciary duties of care and loyalty to the corporation and its stockholders. Section 102(b)(7) permits the certificate of incorporation to eliminate or limit the personal liability of directors (and, since 2022, officers) for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, liability under Section 174 (unlawful dividends), or transactions from which the director derived an improper personal benefit. The Certificate of Incorporation of U.S. TopCo (COI, Article Tenth) eliminates director and officer liability to the fullest extent permitted by the DGCL. Under the BCBCA, directors must act honestly and in good faith with a view to the best interests of the company, and exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. Directors are jointly and severally liable for certain acts contrary to the BCBCA (such as authorizing unlawful dividends, issuing shares for inadequate consideration, and paying unlawful financial assistance). The BCBCA does not have an equivalent to DGCL Section 102(b)(7) permitting exculpation of directors from monetary damages. In addition, directors who vote for or consent to a resolution that authorized the issue of a share that is not fully paid are jointly and severally liable to compensate the company or any shareholder or beneficial shareholder for any losses, damages and costs sustained or incurred as a result. A director is not liable for any such amounts if the director has relied, in good faith, on (i) financial statements represented by an officer of the company or in the written report of the auditor of the company to fairly reflect the financial position of the company; (ii) the written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person; (iii) a statement of fact represented to the director by an officer of the company to be correct; or (iv) any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not the record, information or representation was forged, fraudulently made or inaccurate. Interested Director Transactions Under the DGCL, Section 144 provides a safe harbor for interested director transactions. A transaction is not voidable solely because a director has a financial interest if: (i) the material facts are disclosed Under the BCBCA, a director with a material interest in a contract or transaction must disclose the nature and extent of the interest to the directors and must abstain from voting on the contract or transaction (unless the contract

K-5 Topic Delaware British Columbia and a majority of disinterested directors approve, (ii) the material facts are disclosed and a majority of disinterested stockholders approve, or (iii) the transaction is fair to the corporation. Approval by a committee of independent directors acting in good faith satisfies the business judgment rule. relates to the director's remuneration or certain other exempt matters). A contract is not void solely by reason of the director's interest if disclosure is made and the contract is approved by the directors or ratified by special resolution of disinterested shareholders. Indemnification of Directors and Officers Under the DGCL, Section 145 permits a corporation to indemnify directors and officers against expenses, judgments, fines and settlements in third party actions if they acted in good faith and in a manner reasonably believed to be in the best interests of the corporation. In derivative actions, indemnification is limited to expenses. The Certificate of Incorporation of U.S. TopCo (COI, Article Eleventh) provides mandatory indemnification for directors and officers to the fullest extent permitted by law, and permissive indemnification for employees and agents. Advancement of expenses is mandatory for directors and officers. The Bylaws (Bylaws, Article VII) contain detailed indemnification provisions. Under the BCBCA, a current or former director or officer of the company, a current or former director or officer who acts or has acted for an affiliate of the company or at the company's request as a director or officer of another company, or at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity (an "eligible party"), is entitled to be indemnified by the company in respect of all costs, charges and expenses (including legal and other fees, but not including judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by the person in connection with any legal proceeding or investigative action if, among other things, (a) the person acted honestly and in good faith with a view to the best interests of the company; and (b) in the case of an eligible proceeding other than a civil proceeding, the person had reasonable grounds for believing that this conduct in respect of which the proceeding was brought was lawful. Under the BCBCA, mandatory payment of the expenses actually and reasonably incurred is only required after the final disposition of the proceeding, and if the individual is wholly or substantially successful on the merits of the outcome of the proceeding. Under the BC Articles, TopCo must indemnify an eligible party against all eligible penalties and must pay expenses actually and reasonably incurred by such person after the final disposition of an eligible proceeding. Indemnity Insurance Under the DGCL, Section 145(g) expressly authorizes a corporation to purchase and maintain D&O insurance, including insurance against liabilities arising under the DGCL, regardless of whether the corporation would have the power to indemnify the insured under Section 145. Under the BCBCA, a company may purchase and maintain insurance for the benefit of a director or officer against any liability that may be incurred by reason of the individual being or having been a director or officer.

K-6 Topic Delaware British Columbia Shareholder Consent in Lieu of Meeting Under the DGCL, stockholders may act by written consent without a meeting unless the certificate of incorporation provides otherwise. The Certificate of Incorporation of U.S. TopCo (COI, Article Fourteenth) eliminates the ability of stockholders to act by written consent; all stockholder action must be taken at a duly called annual or special meeting. Under the BCBCA, shareholders may pass a resolution by written consent if signed by all shareholders entitled to vote on the resolution, or by a written consent signed by the requisite majority if permitted by the articles. The BC Articles of TopCo follow the BCBCA default permitting consent resolutions signed by all shareholders. Calling of Shareholder Meetings Under the DGCL, special meetings may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws. The Certificate of Incorporation of U.S. TopCo (COI, Article Fourteenth) provides that, except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings may be called only by the Board acting pursuant to a resolution approved by the affirmative vote of a majority of the Board and may not be called by any other person or persons other than as set forth in the Bylaws. The U.S. Bylaws provide that, if there are no directors in office, an officer may call a special meeting. Stockholders otherwise do not have the right to call special meetings, and only matters stated in the notice may be considered at a special meeting. Under the BCBCA, the directors may call a meeting of shareholders at any time. In addition, shareholders holding at least 1/20 (5%) of the issued voting shares may requisition a general meeting by delivering a requisition to the registered office of the company. The directors must call the requisitioned meeting within the time prescribed by the BCBCA. Under the BC Articles, directors may call meetings of shareholders. The BCBCA provides that shareholders may requisition a general meeting provided the requisition is made by shareholders holding at least 1/20 of the issued shares of the company that carry the right to vote at general meetings and is in compliance with the requirements of the BCBCA. If a general meeting is validly requisitioned in accordance with the BCBCA, the directors must call a general meeting to transact the business specified in the requisition, to be held within four months after the date the requisition is received by the company, regardless of the articles of such company. Location of Shareholder Meetings Under the DGCL, meetings of stockholders may be held at any place within or outside the State of Delaware as designated in the bylaws or by the board of directors. The Certificate of Incorporation of U.S. TopCo (Article Eighth) and the Bylaws permit meetings within or outside Delaware, including by means of remote communication (virtual meetings), as determined by the Board. Under the BCBCA, a general meeting of shareholders must be held in British Columbia unless the articles provide otherwise. The BC Articles of TopCo permit meetings to be held outside British Columbia by directors' resolution. Meetings may also be held by electronic means if the articles permit. Shareholder Inspection Rights Under the DGCL, Section 220 grants stockholders the right to inspect the corporation's stock ledger, list of stockholders and other books and records for any proper purpose. The stockholder must make a written demand under oath stating the purpose. If the corporation refuses, the Court Under the BCBCA, current shareholders of a company are entitled to inspect, without charge, certain records of the company, including the company's constating documents (including the company's articles, notice of articles and certificate of incorporation, continuation or amalgamation, as applicable); any orders made by the court under the BCBCA, the Registrar or

K-7 Topic Delaware British Columbia of Chancery may compel inspection and award costs and attorneys' fees. the executive director under the Securities Act (British Columbia); the company's central securities register and register of directors; consents to act and resignations of directors; any report of an inspector appointed by the court; the minutes of every meeting of shareholders; each consent resolution of shareholders; every audited financial statement of the company and its subsidiaries, whether or not consolidated; certain disclosures of disclosable interests of directors and senior officers; certain disclosures relating to financial assistance; and, if the company is an amalgamated company, the equivalent records for each predecessor company. Former shareholders have the same rights of inspection as do current shareholders, but only with respect to those records that relate to the period when that person was a shareholder. Shareholder Proposals The DGCL does not contain a statutory provision governing stockholder proposals. The right to submit proposals at annual meetings is governed by SEC Rule 14a-8, which requires stockholders to own at least $2,000 in market value (or 1%) of the company's securities for at least three years (with graduated thresholds). Proposals may be excluded under certain circumstances specified in Rule 14a-8. The Bylaws of U.S. TopCo contain detailed advance notice provisions (Sections 1.16/2.14) with 120/90- day windows, nominee disclosure, Rule 14a- 19 compliance requirements and update/supplement obligations. Under the BCBCA, a qualified shareholder (one who has held shares with a fair market value of at least $2,000 or representing at least 1% of the company's issued voting shares for at least two years) may submit a proposal to the company for inclusion in the management proxy circular. Proposals must be received by the company at least three months before the anniversary of the prior annual meeting. However, a person is not a "qualified shareholder" if, within two years before the date of the signing of the proposal, the person failed to present at an annual general meeting an earlier proposal that the person had submitted to the company and that the company had responded to by complying with the proposal process. Payment of Dividends and Distributions Under the DGCL, Section 170 permits dividends out of surplus or, if there is no surplus, out of net profits for the current and/or preceding fiscal year (subject to capital impairment restrictions). The Certificate of Incorporation of U.S. TopCo provides that dividends are payable exclusively to holders of Subordinate Voting Shares; holders of Multiple Voting Shares are not entitled to dividends. Under the BCBCA, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is insolvent or would be rendered insolvent by the payment. Dividends may be paid out of any source. The BC Articles of TopCo provide that dividends on Subordinate Voting Shares are payable as and when declared by the directors; Multiple Voting Shares are not entitled to dividends; Proportionate Voting Shares participate in dividends on an as-converted basis. Rights of Dissent and Appraisal Under the DGCL, Section 262 provides appraisal rights to stockholders who do not Under the BCBCA, shareholders have the right to dissent from certain corporate actions,

K-8 Topic Delaware British Columbia vote in favour of certain mergers or consolidations, permitting them to receive the fair value of their shares as determined by the Court of Chancery. Appraisal rights are not available if (i) the shares are listed on a national securities exchange and the stockholder receives listed shares or cash as merger consideration (the 'market out' exception), unless the merger was approved under Section 253 (short-form merger). Stockholders must comply with strict procedural requirements. including alterations to articles that affect share rights, amalgamations, arrangements, continuances out of British Columbia, and sales of substantially all of the undertaking. Dissenting shareholders are entitled to be paid the fair value of their shares as determined by the court or by agreement. There is no 'market out' exception under the BCBCA. Oppression Remedy The DGCL does not contain a statutory oppression remedy. Delaware courts address minority shareholder concerns through fiduciary duty principles, equitable remedies, and judicial oversight. Shareholders may bring derivative actions and, in certain circumstances, direct actions for breach of fiduciary duty. Under the BCBCA, Section 227 provides a broad oppression remedy. A shareholder, beneficial owner, or any other person whom the court considers to be an appropriate person may apply to court for relief if the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner that is oppressive, unfairly prejudicial or that unfairly disregards the interests of any shareholder. The court has broad remedial powers, including ordering the company to purchase shares, restraining conduct, or varying a transaction. Derivative Actions Under the DGCL, stockholders may bring derivative actions on behalf of the corporation. The plaintiff must have been a stockholder at the time of the transaction complained of (or have obtained shares by operation of law from such a holder). Demand on the board of directors is generally required before commencing a derivative suit, unless demand would be futile. The Court of Chancery has well- developed jurisprudence on demand futility. Under the BCBCA, a "complainant" (which includes shareholders, beneficial owners, directors, officers and any other person the court considers appropriate) may apply to court for leave to bring a derivative action in the name and on behalf of the company. The court must be satisfied that (i) the complainant has given reasonable notice to the directors, (ii) the complainant is acting in good faith, and (iii) it appears to be in the interests of the company to bring the action. Business Combinations (Section 203) Under the DGCL, Section 203 restricts business combinations between a Delaware corporation and an 'interested stockholder' (generally a 15%+ holder) for three years following the date the stockholder became interested, unless certain conditions are met. The Certificate of Incorporation of U.S. TopCo (Article Twelfth) provides that U.S. TopCo is NOT governed by Section 203 for so long as Multiple Voting Shares holders collectively hold at least 15% of total voting power. Once Multiple Voting Shares voting power falls below 15% (including following Sunset Redemption), Section 203 automatically applies. The BCBCA does not contain an equivalent to DGCL Section 203. Business combinations involving British Columbia companies are primarily regulated through provincial securities legislation, including takeover bid and issuer bid rules under Multilateral Instrument 62-104 and National Instrument 62-103, which impose minimum bid requirements, pro rata take-up rules, and disclosure obligations.

K-9 Topic Delaware British Columbia Fiduciary Duty of Controlling Stockholder Under Delaware case law, a controlling stockholder owes fiduciary duties to the corporation and its minority stockholders. Transactions between the corporation and its controlling stockholder are subject to 'entire fairness' review (both fair dealing and fair price) unless certain protections are implemented. The MFW framework permits business-judgment review if the transaction is conditioned ab initio on approval by both a fully empowered independent committee and an informed, uncoerced majority of the minority stockholders. Under the BCBCA and Canadian common law, controlling shareholders do not owe statutory fiduciary duties to other shareholders in the same manner as under Delaware law. However, the oppression remedy (Section 227) provides broad protection against conduct by controlling shareholders that is oppressive, unfairly prejudicial or unfairly disregards minority interests. Courts may also apply equitable principles to address conduct by controlling shareholders. Compulsory Acquisition Right The DGCL does not contain a general compulsory acquisition right. However, Section 253 permits a parent corporation owning at least 90% of the outstanding shares of each class of a subsidiary to merge the subsidiary into the parent without a vote of the subsidiary's stockholders (short-form merger). This effectively permits squeeze- outs of remaining minority shareholders. Under the BCBCA, an offeror who acquires at least 90% of the shares of a class pursuant to a takeover bid (excluding shares already held) may compel the remaining shareholders to sell their shares on the same terms as the bid. Conversely, minority shareholders whose shares are subject to such a compulsory acquisition may also require the offeror to acquire their shares on the same terms. Forum Selection The DGCL permits corporations to adopt charter or bylaw provisions designating an exclusive forum for certain types of litigation. The Certificate of Incorporation of U.S. TopCo (Article Thirteenth) designates the Court of Chancery of the State of Delaware (or, if it lacks jurisdiction, another Delaware state court, or the federal district court for Delaware) as the exclusive forum for derivative actions, fiduciary duty claims, DGCL claims, charter/bylaw interpretation claims, and internal affairs claims. Federal district courts of the United States are the exclusive forum for Securities Act claims. The BCBCA does not expressly address exclusive forum provisions. Forum selection clauses in articles or shareholder agreements may be enforceable as a matter of contract but are untested in the context of BCBCA proceedings. The BC Articles of TopCo do not contain a forum selection provision. Corporate Opportunity Waiver Under Delaware common law, the corporate opportunity doctrine restricts directors and officers from taking business opportunities that belong to the corporation. Section 122(17) of the DGCL permits the certificate of incorporation to renounce any interest or expectancy in specified business opportunities. The Certificate of Incorporation of U.S. TopCo (Article Fifteenth) waives the corporate opportunity doctrine with respect to all directors and officers (and their affiliates) where the application of the doctrine would conflict with their fiduciary duties or contractual obligations, and further provides that the The BCBCA does not expressly codify the corporate opportunity doctrine. Under Canadian common law and the director's duty to act in the best interests of the company, a director or officer who becomes aware of a business opportunity that is relevant to the company may be required to present that opportunity to the company. The BC Articles of TopCo do not contain a corporate opportunity waiver.

K-10 Topic Delaware British Columbia doctrine does not apply to any opportunity unless offered solely in their capacity as a director or officer and the opportunity is one the Corporation is legally permitted to pursue. Advance Notice Requirements The DGCL does not mandate advance notice provisions but permits them to be adopted in bylaws. The Bylaws of U.S. TopCo (Sections 1.16 and 2.14) contain detailed advance notice provisions requiring stockholders to provide notice of director nominations and other business within prescribed time windows (not earlier than 120 days and not later than 90 days before the anniversary of the prior annual meeting). The provisions include comprehensive disclosure requirements for nominees and proponents, including information about derivative transactions, require compliance with Rule 14a-19 (universal proxy) by demonstrating solicitation of at least 67% of voting power with documentary evidence, impose update and supplement obligations, reserve the white proxy card exclusively for Board nominees, and authorize the presiding officer to disregard nominations or proposals for noncompliance. The BCBCA does not contain statutory advance notice requirements. Companies may adopt advance notice provisions in their articles or bylaws, but these are not standard under the BCBCA framework. The BC Articles of TopCo do not contain advance notice provisions. Books and Records Under the DGCL, Section 220 gives stockholders the right to inspect and copy the stock ledger, list of stockholders, and other corporate books and records for a proper purpose related to the stockholder's interest. A written demand under oath is required. If the corporation refuses, the Court of Chancery may compel inspection and may award costs and attorneys' fees to the successful stockholder. Under the BCBCA, a company must maintain at its records office a copy of its articles, notice of articles, register of directors and officers, securities register, minutes of shareholder meetings and resolutions, and certain other records. Shareholders may inspect these records without charge during usual business hours. Copies of financial statements must be sent to shareholders annually. A broader right of inspection may be sought by court application.

L-1 SCHEDULE "L" COMPARISON OF THE CERTIFICATE OF INCORPORATION AND U.S. BYLAWS WITH THE BC ARTICLES The following is merely a summary comparison of certain provisions of the Certificate of Incorporation and U.S. Bylaws of U.S. TopCo following the Redomicile and corresponding provisions of the BC Articles of TopCo currently in effect. This summary is qualified in its entirety by reference to the full text of the Certificate of Incorporation, U.S. Bylaws, and BC Articles. Where provisions are shown in brackets, they reflect alternatives that remain under consideration and are subject to finalization. This summary is not intended to be exhaustive and should not be considered legal advice. Shareholders should consult their own legal advisors for a complete understanding of the differences between the governing documents. Information regarding the potential staggered or classified board can be found following this table. Topic Delaware British Columbia Authorized Capital The Certificate of Incorporation of U.S. TopCo authorizes a total of 1,010,500,000 shares, consisting of: (i) 1,000,000,000 shares of Class A Subordinate Voting Shares, par value $0.0001 per share; (ii) 500,000 shares of Class B Multiple Voting Shares, par value $0.0001 per share; and (iii) 10,000,000 shares of Preferred Stock, par value $0.0001 per share. The BC Articles of TopCo authorize an unlimited number of Subordinate Voting Shares, 500,000 Multiple Voting Shares, an unlimited number of Proportionate Voting Shares, and an unlimited number of Special Subordinate Voting Shares. Under the BCBCA, shares need not have a par value. Voting Rights (Subordinate Voting Shares/Multiple Voting Shares) Under the Certificate of Incorporation of U.S. TopCo, each Subordinate Voting Share is entitled to one vote per share and each Multiple Voting Shares is entitled to 2,000 votes per share on all matters submitted to a stockholder vote. If a Triggering Event occurs (i.e., the aggregate number of Cresco Corp. Redeemable Shares plus Cresco Redeemable Units held by a Holder's Group falls below 50% of the original number), the Multiple Voting Shares voting rights are reduced from 2,000 to 50 votes per share. Cumulative voting is not provided for. Under the BC Articles of TopCo, each Subordinate Voting Shares carries one vote per share, each Multiple Voting Shares carries 2,000 votes per share (reduced to 50 votes upon an Ownership-Based Sunset/Triggering Event), each Proportionate Voting Shares carries votes equal to the number of Subordinate Voting Shares into which it is convertible (currently 200 votes per Proportionate Voting Share), and each Special Subordinate Voting Share carries 0.00001 vote per share. Protective Provisions (Separate Class Votes) Under the Certificate of Incorporation of U.S. TopCo, amendments to the Certificate of Incorporation or Bylaws that would adversely affect the rights, powers or preferences of the Subordinate Voting Shares require the affirmative vote of 66 2/3% of the outstanding Subordinate Voting Shares, voting as a separate class. Amendments that would adversely affect the rights, powers or preferences of the Multiple Voting Shares require the affirmative vote of 66 2/3% of the outstanding Multiple Voting Shares, voting as a separate class. The creation of any class or series of Common Stock that does not rank junior to the Multiple Voting Shares Under the BCBCA, alterations to the special rights and restrictions attached to a class of shares require the approval of the holders of that class by special resolution (two-thirds of votes cast), in addition to any other approval required. The BC Articles of TopCo include protective provisions for each class consistent with BCBCA requirements.

L-2 Topic Delaware British Columbia requires the affirmative vote of a majority of the outstanding Multiple Voting Shares, voting as a separate class. Dividends Under the Certificate of Incorporation of U.S. TopCo, dividends are payable exclusively to holders of Subordinate Voting Shares, as and when declared by the Board. Multiple Voting Shares holders are not entitled to dividends. Preferred Stock dividends are as provided in the applicable Preferred Stock Designation, with no dividends on Preferred Stock unless expressly provided. Under the BC Articles of TopCo, Subordinate Voting Shares holders are entitled to dividends as and when declared by the directors. Multiple Voting Shares holders are not entitled to dividends. Proportionate Voting Shares holders participate in dividends on an as- converted basis (i.e., equivalent to the number of Subordinate Voting Shares into which the Proportionate Voting Shares are convertible). Special Subordinate Voting Shares holders are not entitled to dividends. Liquidation Rights Under the Certificate of Incorporation of U.S. TopCo, upon any voluntary or involuntary liquidation, dissolution or winding up, Multiple Voting Shares holders are entitled to receive the original issue price per share in priority over Subordinate Voting Shares holders (but subject to the rights of Preferred Stock holders). After such payment, the remaining assets are distributed ratably to Subordinate Voting Shares holders. Multiple Voting Shares holders do not participate further in any distribution beyond the original issue price. Under the BC Articles of TopCo, upon liquidation, dissolution or winding up, Multiple Voting Shares holders receive the issue price per share first, in priority over Subordinate Voting Shares holders (subject to Preferred Stock rights). Remaining assets are then distributed to Subordinate Voting Shares holders ratably. Proportionate Voting Shares holders participate in liquidation distributions on an as-converted basis. Conversion Rights The Certificate of Incorporation of U.S. TopCo does not provide for conversion of Multiple Voting Shares into Subordinate Voting Shares or Subordinate Voting Shares into Multiple Voting Shares. There is no conversion mechanism between the two classes of common stock. Under the BC Articles of TopCo, Subordinate Voting Shares may be converted into Proportionate Voting Shares in certain Coattail Offer circumstances. Proportionate Voting Shares are convertible into Subordinate Voting Shares at a ratio of 200 Subordinate Voting Shares for each Proportionate Voting Shares. Special Subordinate Voting Shares are convertible into Subordinate Voting Shares at a ratio of 0.00001 Subordinate Voting Shares per Special Subordinate Voting Shares, subject to board consent. Subdivision or Consolidation Under the Certificate of Incorporation of U.S. TopCo, neither the Subordinate Voting Shares nor the Multiple Voting Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously the other class is subdivided, consolidated, reclassified or otherwise changed in the same proportion and manner so as to preserve the relative rights of each class. Under the BC Articles of TopCo, no subdivision or consolidation of either Subordinate Voting Shares or Multiple Voting Shares may occur unless the other class is simultaneously adjusted in the same proportion to maintain relative rights. The BCBCA permits share consolidation or subdivision by special resolution or, if the articles permit, by directors' resolution.

L-3 Topic Delaware British Columbia Transfer Restrictions on MVS / Permitted Transferees Under the Certificate of Incorporation of U.S. TopCo, Multiple Voting Shares are transferable only to Permitted Transferees, which include: (i) Immediate Family Members; (ii) estate-planning entities (trusts, partnerships, etc.) where the holder retains voting control; (iii) other Multiple Voting Shares holders; and (iv) directors of the Corporation. Any transfer to a Permitted Transferee requires Board consent (which may be withheld in the Board's sole discretion), and the transferee must agree in writing to be bound by the same transfer restrictions. Under the BC Articles of TopCo, Multiple Voting Shares are subject to transfer restrictions and may only be transferred to permitted transferees as defined in the articles. The specific permitted transferee categories mirror those in the current governance framework for TopCo. Mandatory Redemption on Non-Permitted Transfer Under the Certificate of Incorporation of U.S. TopCo, any transfer or purported transfer of Multiple Voting Shares other than to a Permitted Transferee in compliance with the prescribed procedures will automatically result in the redemption of the transferred Multiple Voting Shares at the original issue price per share, without further action required by the Corporation or the holder. Under the BC Articles of TopCo, a transfer of Multiple Voting Shares to a person who is not a permitted transferee is void and of no effect. The Board may decline to register any such transfer. Similar restrictions apply to maintain the integrity of the dual-class share structure. Sunset (MVS Sunset/Redemption) Under the Certificate of Incorporation of U.S. TopCo, on the third anniversary of the Listing Date (the "Sunset Date"), all outstanding Multiple Voting Shares will be automatically redeemed at the original issue price per share. U.S. TopCo must provide at least 30 days' prior written notice to Multiple Voting Shares holders. Following the Sunset Redemption, the Class B (Multiple Voting Shares) designation will be cancelled and the dual-class structure will terminate. Subject to the adoption of the Proposed Multiple Voting Shares Amendment, under the BC Articles of TopCo, after the U.S. listing, no new Multiple Voting Shares may be issued. Any Multiple Voting Shares that are repurchased or redeemed are cancelled and may not be reissued. No New Issuance of MVS Under the Certificate of Incorporation of U.S. TopCo, after the Listing Date, no additional Multiple Voting Shares may be issued by the Corporation, except in connection with (i) Permitted Transfers, and (ii) pro rata stock splits, stock dividends or recapitalizations affecting all shares of Common Stock proportionally. Subject to the adoption of the Proposed Multiple Voting Shares Amendment, under the BC Articles of TopCo, after the U.S. listing, no new Multiple Voting Shares may be issued. Any Multiple Voting Shares that are repurchased or redeemed are cancelled and may not be reissued. Triggering Event / Ownership-Based Sunset Under the Certificate of Incorporation of U.S. TopCo, a "Triggering Event" occurs when the aggregate number of Cresco Corp. Redeemable Shares and Cresco Redeemable Units held by a Holder's Group falls below 50% of the original number held Under the BC Articles of TopCo, an Ownership-Based Sunset (Triggering Event) similarly applies when a holder's group's aggregate ownership of specified securities falls below 50% of the original amount. Upon triggering, Multiple Voting Shares voting

L-4 Topic Delaware British Columbia by such Holder's Group as of the Listing Date. Upon a Triggering Event, the voting rights of the Multiple Voting Shares held by such Holder's Group are automatically reduced from 2,000 votes per share to 50 votes per share. rights are reduced from 2,000 to 50 votes per share. Redemption of MVS Upon Triggering Event Under the Certificate of Incorporation of U.S. TopCo, following a Triggering Event with respect to a Holder or Holder's Group, the Corporation may (but is not required to) redeem all or any portion of the Multiple Voting Shares held by such Holder or Holder's Group at the original issue price per share. Such redemption need not be pro rata among all Multiple Voting Shares holders. Under the BC Articles of TopCo, upon an Ownership-Based Sunset, TopCo may redeem Multiple Voting Shares at the issue price per share with at least two (2) days' prior written notice. As with U.S. TopCo, such redemption is not required to be pro rata. Redemption (Unsuitable Person / Cannabis Regulatory) Under the Certificate of Incorporation of U.S. TopCo, the Board may redeem Common Stock held by any person deemed an "Unsuitable Person" under applicable cannabis regulatory requirements. The redemption price is the Fair Market Value (determined by reference to VWAP or a valuation opinion). This mechanism is designed to ensure ongoing compliance with cannabis licensing requirements. Under the BC Articles of TopCo, the directors have the power to require the sale or redemption of shares held by any person whose ownership would be detrimental to the company's cannabis licenses or regulatory status, on terms substantially similar to the U.S. unsuitable person redemption mechanism. Preferred Stock Under the Certificate of Incorporation of U.S. TopCo, the Board is authorized to issue Preferred Stock in one or more series and to fix the designations, powers, preferences, rights and qualifications of each series by resolution (blank-check preferred). Preferred Stock may have such voting rights, dividend rights, liquidation preferences, conversion privileges and other rights as determined by the Board without further stockholder approval. Under the BC Articles of TopCo, the directors may from time to time issue shares in one or more series with rights and restrictions determined by the directors, to the extent authorized by the articles. The BCBCA permits the creation of classes and series of shares by special resolution or, where the articles so provide, by directors' resolution. Board Size and Structure (Annual vs. Classified) Under the Certificate of Incorporation of U.S. TopCo (Article Seventh), the number of directors is fixed exclusively by Board resolution. Depending on whether or not the shareholders approve the amendment to the sunset provision of the Multiple Voting Shares, the Certificate of Incorporation will either provide for annual elections of directors, or a classified board divided into three classes. Under the BC Articles of TopCo, the number of directors is set by ordinary resolution. The BCBCA requires a minimum of three directors for a public company. All directors stand for election annually at the annual general meeting. There is no provision for a classified or staggered board. Election of Directors Under the Certificate of Incorporation of U.S. TopCo (Article Seventh(d)), directors are elected by a plurality of votes cast by the Under the BC Articles of TopCo, directors are elected by ordinary resolution (simple majority of votes cast) at each annual general meeting.

L-5 Topic Delaware British Columbia holders of shares present in person or by proxy and entitled to vote. At each annual meeting, directors are elected to hold office until either the next annual meeting or the third annual meeting (depending on whether the annual or classified board alternative is adopted). Directors need not be elected by written ballot unless the Bylaws so provide. All directors are elected annually and serve until the next annual general meeting or until their successors are elected or appointed. Removal of Directors Under the Certificate of Incorporation of U.S. TopCo (Article Seventh(f)), any director or the entire Board may be removed with or without cause by the affirmative vote of holders of at least 66 2/3% of the combined voting power of all outstanding shares entitled to vote generally in the election of directors, voting as a single class. If the classified board alternative is adopted, the standard would be removal for cause only by majority vote. Under the BC Articles of TopCo, a director may be removed before the expiration of the director's term by special resolution (two- thirds of votes cast). The directors may also remove a director for conviction of an indictable offense or cessation of qualification. Board Vacancies Under the Certificate of Incorporation of U.S. TopCo (Article Seventh(e)), newly created directorships and vacancies may be filled solely by the Board (and not by stockholders). A majority of directors then in office (or the sole remaining director) may fill a vacancy even if less than a quorum is in office. Under the BC Articles of TopCo, the remaining directors may appoint a person to fill a vacancy on the board. Shareholders may also fill a vacancy by ordinary resolution at a general meeting. If the number of directors falls below the minimum required, the remaining directors may only act to fill vacancies or call a shareholder meeting. Advance Notice Provisions The Bylaws of U.S. TopCo (Sections 1.16 and 2.14) contain detailed advance notice provisions. Stockholder nominations and proposals must be delivered not earlier than 120 days and not later than 90 days before the anniversary of the prior annual meeting. The provisions require comprehensive disclosure of nominees and proponents (including derivative transactions, compensation arrangements, and other material relationships), compliance with Rule 14a-19 (universal proxy) by demonstrating solicitation of at least 67% of outstanding voting power with documentary evidence, update and supplement obligations within five business days of the record date and ten business days before the meeting, and cap the number of nominees. The white proxy card is reserved exclusively for Board nominees, and the presiding officer may disregard noncompliant nominations or proposals. The BC Articles of TopCo do not contain advance notice provisions. The BCBCA does not require advance notice provisions, and shareholder proposals are governed by the statutory proposal mechanism under Part 5, Division 7 of the BCBCA.

L-6 Topic Delaware British Columbia Meetings of Directors Under the Bylaws of U.S. TopCo, regular meetings of the Board may be held without notice at such time and place as determined by the Board. Special meetings may be called by the Chairperson, President, or any two directors on at least 24 hours' notice (or shorter notice if warranted by the circumstances). Directors may participate by telephone or other means of communication. A majority of directors constitutes a quorum, and actions require a majority vote of directors present at a meeting at which a quorum is present. Under the BC Articles of TopCo and the BCBCA, directors may call meetings of directors at any time. The directors may fix the quorum necessary to transact business, provided it is not less than a majority and if not so set, is deemed to be set at two (2) directors. The BCBCA permits directors to participate in meetings by telephone or other communications medium if all directors can communicate with each other. The BC Articles require that reasonable notice of the time, date and place of the meeting be given to the directors. It is not necessary to give notice of a meeting of directors if (a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors as which that director is appointed; or (b) the director has waived notice of the meeting. Meetings of Stockholders / Shareholders Under the Certificate of Incorporation of U.S. TopCo (Article Fourteenth) and the Bylaws, the annual meeting is held on a date and time designated by the Board. Special meetings may be called only by the Board acting pursuant to a resolution approved by the affirmative vote of a majority of the Board, subject to the rights, if any, of the holders of any series of Preferred Stock. The CEO, President and Chair of the Board have no independent authority to call a special meeting under the Certificate of Incorporation. Consistent with the Bylaws savings clause, an officer may call a special meeting if there are no directors in office. Stockholders do not have the right to call special meetings. Only matters stated in the notice may be considered at a special meeting. Virtual meetings are permitted at the Board's discretion. Quorum is one-third of outstanding voting power. Under the BC Articles of TopCo, annual general meetings must be held once each calendar year within the time prescribed by the BCBCA. The directors may call general meetings, and shareholders holding at least 5% of the issued shares entitled to vote may requisition a meeting. Meetings are held in British Columbia unless the directors resolve to hold them elsewhere. Quorum is two shareholders holding at least 5% of issued shares. Action Without a Meeting (Written Consent) Under the Certificate of Incorporation of U.S. TopCo (Article Fourteenth), stockholders may NOT act by written consent. All stockholder actions must be taken at a duly called annual or special meeting. The Board may act by unanimous written consent in lieu of a meeting, as provided in the Bylaws. Under the BCBCA and the BC Articles of TopCo, shareholders may pass a resolution by written consent signed by all shareholders who would be entitled to vote on the resolution at a meeting. Consent resolutions must be signed by all eligible shareholders to be effective. The directors may also pass resolutions by written consent if signed by all directors.

L-7 Topic Delaware British Columbia Forum Selection Under the Certificate of Incorporation of U.S. TopCo (Article Thirteenth) and the Bylaws, the Court of Chancery of the State of Delaware (or, if it lacks jurisdiction, another Delaware state court, or the federal district court for Delaware) is the exclusive forum for: (i) derivative actions; (ii) fiduciary duty claims; (iii) DGCL claims; (iv) charter/bylaw interpretation claims; and (v) internal affairs claims. Federal district courts of the United States are the exclusive forum for claims under the Securities Act of 1933. The BC Articles of TopCo do not contain a forum selection clause. Actions may generally be commenced in any court of competent jurisdiction in British Columbia or elsewhere, subject to applicable rules of civil procedure. Section 203 / Business Combination Under the Certificate of Incorporation of U.S. TopCo (Article Twelfth), the Corporation is not governed by Section 203 of the DGCL (which restricts business combinations with interested stockholders) for so long as the holders of MVS collectively hold at least 15% of total voting power. Once Multiple Voting Shares voting power falls below 15% (including following a Sunset Redemption or other redemption), Section 203 automatically applies as if the Corporation had never opted out. The BC Articles of TopCo do not contain a provision equivalent to DGCL Section 203. Business combinations involving BC companies are regulated under provincial securities legislation, including takeover bid rules and related party transaction rules under Multilateral Instrument 61-101. Corporate Opportunity Waiver Under the Certificate of Incorporation of U.S. TopCo (Article Fifteenth), the corporate opportunity doctrine is waived with respect to all directors and officers and their affiliates where the doctrine would conflict with fiduciary duties or contractual obligations. The Corporation renounces any expectancy in such opportunities. The doctrine applies only if the opportunity is offered solely in the person's capacity as a director or officer and is one the Corporation is legally and contractually permitted to pursue. The BC Articles of TopCo do not contain a corporate opportunity waiver. Under BCBCA common law principles, directors and officers must act in the best interests of the company and present relevant corporate opportunities to the company. Indemnification and Limitation of Liability Under the Certificate of Incorporation of U.S. TopCo (Article Tenth), the liability of directors and officers is eliminated or limited to the fullest extent permitted by the DGCL. Article Eleventh provides mandatory indemnification for directors and officers (and permissive indemnification for employees and agents) to the fullest extent permitted by law, with mandatory advancement of expenses for directors and officers. The Bylaws (Article VII) contain detailed indemnification Under the BC Articles of TopCo and the BCBCA, a company may indemnify a director or officer who has acted honestly and in good faith with a view to the best interests of the company. The company must indemnify a director or officer who has been substantially successful on the merits. The BCBCA does not contain an equivalent to DGCL Section 102(b)(7) permitting exculpation of directors from monetary damages.

L-8 Topic Delaware British Columbia provisions covering third party actions, derivative actions, advancement of expenses, and D&O insurance. Amendment of Charter Documents Under the Certificate of Incorporation of U.S. TopCo (Article Sixteenth), the Corporation reserves the right to amend any provision of the Certificate of Incorporation. Amendments generally require board approval and a majority stockholder vote. However, amendments to Articles Sixth, Seventh, Eleventh, Thirteenth, Fourteenth and Sixteenth require the affirmative vote of 66 2/3% of the voting power entitled to vote generally in the election of directors, or a majority if the Board recommends the action. Additionally, separate class votes apply if a class would be adversely affected. Under the BC Articles of TopCo, alterations to the articles generally require a special resolution (two-thirds of votes cast). Certain share structure changes may be made by directors' resolution if authorized by the articles. Separate class votes are required for any alteration that would prejudice or interfere with the rights of a class of shares. Amendment of Bylaws / Articles Under the Certificate of Incorporation of U.S. TopCo (Article Sixth), the Board is expressly empowered to adopt, amend or repeal the Bylaws by a majority vote of the Board. Stockholders may also amend the Bylaws by the affirmative vote of 66 2/3% of the voting power entitled to vote generally in the election of directors (or only a majority if the Board recommends the action). Under the BCBCA, the articles serve as the primary governing document (rather than separate bylaws). Alterations to the articles generally require a special resolution (two- thirds of votes cast). The BC Articles of TopCo follow this default framework. Pre-emptive Rights The Certificate of Incorporation and Bylaws of U.S. TopCo do not provide holders of Subordinate Voting Shares, Multiple Voting Shares or Preferred Stock with pre-emptive rights to subscribe for additional shares or securities of the Corporation. Under the BC Articles of TopCo, none of the Subordinate Voting Shares, Multiple Voting Shares, Proportionate Voting Shares or Special Subordinate Voting Shares carry pre-emptive rights. The BCBCA does not require pre- emptive rights unless the articles so provide. Dividends and Distributions Under the Certificate of Incorporation of U.S. TopCo, cash dividends and other distributions on Common Stock are payable exclusively to holders of Subordinate Voting Shares, as and when declared by the Board. Multiple Voting Shares holders are not entitled to receive dividends or other distributions. The DGCL permits dividends to be paid out of surplus, or in the absence of surplus, out of net profits for the current and/or preceding fiscal year. Stock dividends and distributions must preserve the relative rights between classes. Under the BC Articles of TopCo, dividends on Subordinate Voting Shares are payable as and when declared by the directors. Multiple Voting Shares holders are not entitled to dividends. Proportionate Voting Shares holders participate on an as-converted basis. Special Subordinate Voting Shares holders are not entitled to dividends. Under the BCBCA, a company may not declare a dividend if there are reasonable grounds for believing the company is insolvent or would be rendered insolvent by the payment.

L-9 Classified Board of Directors Under the Certificate of Incorporation, the number of directors is fixed exclusively from time to time by a majority of the directors then in office, subject to any rights of Preferred Stock holders; the initial number is seven (7). If the Proposed MVS Amendment is approved at the Meeting, the Corporation intends to adopt a provision in the Certificate of Incorporation which would require a shareholder vote to approve the full slate of the Corporation's board of directors, on an annual basis. However, if the Proposed MVS Amendment is not approved, or if the Shareholders do not vote on the proposal, the Corporation intends, at the time of domestication, to adopt a "classified board of directors" also known as a "staggered board of directors", whereby the board of directors will be separated into three "classes" with only one class elected each year. The classified structure of the board of directors may have the effect of delaying or preventing a change in control or changes in management, including transactions that shareholders might otherwise consider favourable. If adopted, only a portion of the directors would be elected at each annual meeting, and so it would take multiple annual meetings for shareholders to effect a change in a majority of the board. The proposed provisions of the Certificate of Incorporation which provide for an annual vote, or alternatively to provide for a staggered board, are each set forth in the form of Certificate of Incorporation.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT LAUREL HILL ADVISORY GROUP Canada/US Toll Free: 1-877-452-7184 International: 1-416-304-0211 Text Message: Text "INFO" to 416-304-0211 or 1-877-452-7184 Email: assistance@laurelhill.com For up-to-date information, please visit: https://investors.crescolabs.com